UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F  X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release ANGLOGOLD ASHANTI LIMITED – MINERAL RESOURCE AND ORE
RESERVE REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

INVESTING
in the future
MINERAL RESOURCE AND ORE RESERVE REPORT
AS AT 31 DECEMBER 2021

AngloGold Ashanti Limited <R&R> 2021
INVESTING
IN THE FUTURE
Our reporting theme
Our ongoing investments are aimed at extending the lives of our mines and enhancing operating flexibility by ensuring a long-
term Ore Reserve pipeline to underpin production and sustain
AngloGold Ashanti in the long-term.
This investment programme has been supplemented by a new
operating model aimed at improving effectiveness, eliminating inefficiency, enhancing performance and flexibility, and ensuring clear accountability for delivery on commitments. This operating model prioritises improved operating outcomes and consistency that will enhance AngloGold Ashanti’s valuation and position in the sector throughout the commodity cycle.
“We must put in place the right foundation for long-term
success, and the most crucial part of that is an operating model which prioritises efficiency, agility and accountability,” said CEO
Alberto Calderon. “My immediate aim is to ensure that we have the right people, in the right places, making the right decisions, to provide better outcomes.”
AngloGold Ashanti is an
independent, global gold
mining company with a diverse,
high-quality portfolio of
operations, projects and
exploration activities in nine
countries across four continents.

We pursue value-creating
opportunities involving other
minerals, where we can leverage
our existing assets, shareholdings,
skills and experience.
OUR VALUES
Safety is our
first value
We treat each
other with dignity
and respect.
We are accountable
for our actions and
undertake to deliver on
our commitments
We want the
communities and
societies in which we
operate to be better off
for AngloGold Ashanti
having been there.
We value
diversity.
We respect
the environment
Note:
•
AngloGold Ashanti or the Group refers to AngloGold Ashanti Limited
•
Unless otherwise indicated, $ or dollar refers to the US dollar throughout
•
All information is attributable unless otherwise specified
•
Metric tonnes (t) are used throughout, and all ounces are troy ounces
•
Rounding off of numbers may result in computational discrepancies

Stakeholder feedback
We welcome stakeholder feedback on our reporting. Should you have any comments or suggestions on this report, contact our investor relations team at:
investor.relations@anglogoldashanti.com
NVESTING
in the future
NOTICE OF MEETING 202
AngloGold Ashanti Limited <R&R> 2021
CONTENTS
View of the Tropicana processing plant
Our 2021 reporting suite, together with supporting
financial, operational and sustainability data, is available at: www.aga-reports.com
Disclaimer
The information in this report is based on information signed off by Mr VA Chamberlain, a Competent Person who is a full-time employee of AngloGold Ashanti Limited.
Mr VA Chamberlain consents to the inclusion in this report of the matters based on his information in the form and context in which it appears
AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resource or Ore Reserve, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcement
Our 2021 reports are:
Section 1
INTRODUCTION
About this report
P2
Group profile
P3
Corporate governance
P4
Year in review
P5
Group overview
P10
Section 2
AFRICA
Regional overview
P18
Democratic Republic of the Congo (DRC)
P21
Ghana
P31
Guinea
P54
Tanzania
P67
Section 3
AMERICAS
Regional overview
P80
Argentina
P84
Brazil
P94
Colombia
P142
United States of America (USA)
P168
NVESTING
in the future
NTEGRATED REPORT 202
<IR>
Integrated Report
NVESTING
in the future
ANNUAL FINANCIAL STATEMENTS
202
<AFS>
Annual Financial
Statements
<R&R>
Mineral Resource and
Ore Reserve Report
<NOM>
Notice of Annual General
Meeting and Summarised
Financial Information
(Notice of Meeting)
<SR>
Sustainability
Report
Reporting website
Section 4
AUSTRALIA
Regional overview
P174
Sunrise Dam
P177
Butcher Well
P186
Tropicana
P191
Section 5
Administrative information
P201
Definitions
P202
Glossary of terms
P204
Abbreviations
P207
Administrative information for professional
organisations
P208
Administration and corporate information
P210
NVESTING
in the future
SUSTAINABILITY REPORT 202
NVESTING
in the future
MINERAL RESOURCE AND ORE RESERVE REPORT
AS AT 31 DECEMBER 202
Navigating our <R&R>
This document is an interactive PDF with all active hyperlinks indicated by orange, italic font.

The addresses of the professional organisations to which the
Competent Persons are affiliated are provided on page 208.
AngloGold Ashanti Limited <R&R> 2021
ABOUT THIS REPORT
The Mineral Resource and Ore Reserve as at 31 December 2021 for AngloGold Ashanti Limited (AngloGold
Ashanti) are reported in accordance with the minimum standards described by The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code,
2016 edition).
The reporting criteria, as outlined in the reporting code, have been used in the preparation of internal Competent Person reports
(CPR) for each operation, from which the numbers stated in this report have been drawn. Reporting is also in accordance with
Section 12.13 of the Johannesburg Stock Exchange (JSE) Limited
Listings Requirements (as updated from time to time).
Information is presented in this report by operating region, country, mine and project. Topics for brief discussion include regional and country overview, introduction, geology, exploration, projects and estimation. Further to this, the following information is used to illustrate additional detail across our operations and projects:
•
Location and infrastructure maps
•
Legal aspects and tenure
•
Geological cross-sections and maps of underground workings
where applicable
•
Details of average drill hole spacing and type
•
Inclusive Mineral Resource and Ore Reserve
•  below infrastructure
•  by-products
•  year-on-year changes (reconciliation)
•  sensitivities
•
Exclusive Mineral Resource
•
Inferred Mineral Resource in annual Ore Reserve design*
•
Ore Reserve modifying factors
•
Grade tonnage information on the Mineral Resource
•
Details of appointed Competent Persons
Although the term Mineral Reserve is used throughout the
SAMREC Code, it is recognised by the SAMREC Code that the
term Ore Reserve is synonymous with Mineral Reserve. AngloGold
Ashanti elects to use Ore Reserve in its reporting.
AngloGold Ashanti’s reporting on Exploration as well as a breakdown of the operational production performance and comparison is
detailed fully in the <IR> . Detail on the Environmental Impact
Management including funding is provided in the <SR> and the <IR>.
The Mineral Resource, as reported, is inclusive of the Ore Reserve component unless otherwise stated. Mineral Resource and Ore
Reserve estimates are reported as at 31 December 2021 and are net of 2021 production depletion.
The following should be noted in respect of the <R&R> report
All figures are expressed on
an attributable basis unless
otherwise indicated
Unless otherwise stated,
$ or dollar refers to United
States dollars
Locations on maps are
indicative
Group and company are
used interchangeably
Mine, operation and
business unit are used
interchangeably
Rounding off numbers may
result in computational
discrepancies in the Mineral
Resource and Ore Reserve
tabulations
To reflect that figures are not precise
calculations and that there is uncertainty
in their estimation, AngloGold Ashanti
reports tonnage, content for gold and
silver to two decimals and copper, sulphur
and molydenum content with no decimals
For terminology used
in this report, please
refer to the Glossary of
terms on page 204.
Metric tonnes
(t) are used
throughout
this report and
all ounces are
Troy ounces
Refers to
million
ounces
Refers to
million
tonnes
Refers to
million
pounds
*    Inferred Mineral Resource cannot be converted to Ore Reserve and is thus not stated as part of the Ore Reserve in compliance with the SAMREC Code. Inferred Mineral
Resource may however have an influence on the Ore Reserve by virtue of its inclusion in the optimisation process used to define the final pit limits or underground design. Inclusion in the production schedule will also influence the cash flow and thus the viability of any project. A separate schedule is run for the Ore Reserve with any included Inferred Mineral Resource set to waste to test if it is cash positive. This indicates that the Ore Reserve is able to stand on its own and is therefore not at risk due to the Inferred Mineral Resource in the optimisation process.
Our philosophy is that the first two years of the business plan is covered by Ore Reserve, the first five years of the business plan has minimal Inferred Mineral Resource and that only beyond five years we allow for lower confidence material to be included in the plan. Exploration drilling to upgrade this confidence is included in the plan at the time it is required and well before the time it is mined.
2
Mlb
Mt
Moz
Tonne

GROUP PROFILE
AngloGold Ashanti Limited <R&R> 2021
OUR FOOTPRINT
4
5
6
7
3
8
2
9
1
Legend
Operations
Projects
Americas
1     Argentina
Cerro Vanguardia (92.5%)
2     Brazil
Serra Grande
AGA Mineração
3     Colombia
Gramalote (50%) (1)
La Colosa
Quebradona
4     USA
Silicon (2)
Africa
5     Guinea
Siguiri (85%)
6     Ghana
Iduapriem
Obuasi (3)
7     DRC
Kibali (45%) (4)
8     Tanzania
Geita
Australia
9     Australia
Sunrise Dam
Butcher Well (70%)
Tropicana (70%)
Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated.
(1)
Gramalote is managed by B2Gold
(2)
Silicon has been declared as a Mineral Resource for the first time
(3)
Obuasi’s redevelopment project began in 2019
(4)
Kibali is operated by Barrick Gold Corporation (Barrick)
STREAMLINED
portfolio
STRONGEST
balance sheet in
a decade
RAMP UP
at Obuasi continues
UNLOCKING
VALUE
in Colombia

AngloGold Ashanti Limited <R&R> 2021

Competent Persons
The information in this report relating to Exploration Results, Mineral
Resource and Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the
SAMREC Code. All Competent Persons are employed by AngloGold
Ashanti, except for Kibali (which uses a Competent Person employed by Barrick) and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and relevant to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all the Ore Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This will be detailed within this document. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve
information in this report, in the form and context in which it appears.
Accordingly, the Chairman of the Mineral Resource and Ore Reserve
Steering Committee, Mr. VA Chamberlain, MSc (Mining Engineering),
BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold
Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
Mr. VA Chamberlain has 34 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton
Estate, Johannesburg, 2198, South Africa.
CORPORATE GOVERNANCE
AngloGold Ashanti reports its Mineral Resource
and Ore Reserve in accordance with the minimum
standards prescribed by the SAMREC Code and
Section 12.13 of the JSE Listings Requirements
(as updated from time to time).
We achieve this through ensuring the principles of integrity, transparency and materiality are central to the compilation of this report and through using the reporting criteria and definitions as detailed in the SAMREC Code. Refer to <Definitions> in this report on page 202 for further details regarding the relationship between
Exploration Results, Mineral Resource and Ore Reserve, the Table
1 and reporting on an ‘if not, why not basis’ in the SAMREC Code.
In complying with the SAMREC Code the changes to AngloGold
Ashanti’s Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company. AngloGold Ashanti has
therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the SAMREC Code, apart from the maiden
Mineral Resource declaration for Silicon. The Company will however continue to provide the high level of detail it has in previous years to comply with the transparency requirements of the SAMREC Code.
Our established Mineral Resource and Ore Reserve Steering
Committee (RRSC) is responsible for setting and overseeing
our Mineral Resource and Ore Reserve governance framework,
and for ensuring that it meets AngloGold Ashanti’s goals and objectives while complying with all relevant regulatory codes. The committee’s membership and terms of references are mandated
under a policy document signed by the Chief Executive Officer.
The Audit and Risk Committee as well as the Investment
Committee of the Company’s Board of Directors (board), review the
Mineral Resource and Ore Reserve and make a recommendation to the board, which provides the final approval for the publication of the Mineral Resource and Ore Reserve estimates
The Company has developed and implemented a rigorous system
of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. In 2021, the following operations were subject to an external review in line with the policy that each operation or project will be reviewed by an independent third party on average once every three years:
Mineral Resource and Ore Reserve at
Iduapriem Obuasi Kibal
Serra Grande Sunrise Dam Tropicana
The external reviews of the Mineral Resource and Ore Reserve were conducted by SRK Consulting for the mines operated by
AngloGold Ashanti. Certificates of sign-off have been received for all AngloGold Ashanti managed operations and projects to state that the Mineral Resource and Ore Reserve estimates are reported
n accordance with the SAMREC Code. In the case of Kibali an
independent technical review of the annual Mineral Resource
and Ore Reserve estimates was undertaken by RSC Mining and
Mineral Exploration on behalf of the managing partner Barrick and identified no significant flaws.
In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent
Persons from within AngloGold Ashanti and no significant
deficiencies were identified. The Mineral Resource and Ore
Reserve governance framework is underpinned by appropriate
Mineral Resource Management processes and protocols that
ensure adequate corporate governance. These procedures have
been developed to be compliant with the guiding principles of the
US Sarbanes-Oxley Act of 2002 (SOX).
AngloGold Ashanti makes use of a web-based group reporting
database called the Resource and Reserve Reporting System
(RCubed) for the compilation and authorisation of Mineral
Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore
Reserve that supports various regulatory reporting requirements, including the U.S. Securities and Exchange Commission (SEC)
under Subpart 1300 of Regulation S-K (Regulation S-K 1300), and
the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the
Competent Persons at the operations to the Company’s RRSC.
AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.
Where technical experts involved in the estimation of Mineral
Resource or Ore Reserve feel that their technical advice has been ignored and may represent a risk to the Mineral Resource or Ore Reserve to be published, they are obliged to inform the
Mineral Resource and Ore Reserve Steering Committee in writing.
AngloGold Ashanti’s Whistle Blowing Policy and links can be
found at www.anglogoldashanti.com/sustainability/governance/
ethics/ and can also be used if the person deems they will be compromised in the process.

123.2Moz
Inclusive
Mineral Resource
GOLD
29.8Moz
Ore Reserve
9,384Mlb
Inclusive
Mineral Resource
COPPER
3,250Mlb
Ore Reserve
YEAR IN REVIEW

AngloGold Ashanti strives to actively create
value by growing its major asset – the Mineral
Resource and Ore Reserve. This drive is based
on active, well-defined brownfields and advanced
project development programmes, innovation in
both geological modelling and mine planning, and
continual optimisation of the asset portfolio.
The SAMREC Code requires the use of reasonable economic
assumptions. These include long-range commodity price and
exchange rate forecasts and management estimates. These are
reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.
The Mineral Resource sensitivities shown in the detail of this report use a base of $1,500/oz and a range of $200/oz, unless otherwise stated. The Ore Reserve sensitivities shown in the detail of this report use a base of $1,200/oz and a range of $100/oz, unless otherwise stated
AngloGold Ashanti Limited <R&R> 2021

In the case of Sunrise Dam, the 2021 Ore Reserve estimate
reflects that the mine is two years into a three-year “growth through exploration” phase that aims to unlock the value of the asset, with Ore Reserve growth the initial step in a move towards realising the full asset potential. The Ore Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Ore Reserve life.
This has meant that significant marginal material was included in the plan in order to keep the plant operating at full capacity.
The Ore Reserve has been evaluated economically and shown to be cash flow positive at a $1,500/oz gold price. It is AngloGold
Ashanti’s opinion that there is sufficient margin between this price and the current spot price of gold for this to define an Ore Reserve.
Gold price
Price assumptions
The following local prices of gold were used as the basis for estimation, unless otherwise stated:
Local prices of gold
Gold price
$/oz
Australia
AUD/oz
Brazil
BRL/oz
Argentina
ARS/oz
Colombia
COP/oz
2021 Ore Reserve
1,200
1,633
6,182
134,452
3,849,000
2020 Ore Reserve
1,200
1,604
5,510
119,631
4,096,877
2021 Mineral Resource
1,500
2,072
7,940
173,065
5,336,250
2020 Mineral Resource
1,500
2,170
7,682
142,507
5,094,827
Copper price
The following copper prices were used as the basis for estimation:
Copper price
$/lb
COP/lb
2021 Ore Reserve
2.90
9,302
2020 Ore Reserve
2.65
9,047
2021 Mineral Resource
3.50
12,451
2020 Mineral Resource
3.30
11,209
View of the Obuasi processing plant at night

AngloGold Ashanti Limited <R&R> 2021
YEAR IN REVIEW CONTINUED

Mineral Resource
Gold
The AngloGold Ashanti Mineral Resource reduced from 124.5Moz in December 2020 to 123.2Moz in December 2021. This annual net decrease of 1.3Moz includes depletion of 2.9Moz, and relinquishment of the lease for Obuasi’s Anyankyirem open pit of 0.4Moz, changes in economic assumptions of 2.3Moz and other factors of 1.4Moz (including the write off of AGA Mineração Nova Lima Sul of 0.6Moz).
This decrease is partially offset by additions due to exploration and modelling changes of 5.7Moz. The Mineral Resource was estimated using a gold price of $1,500/oz, unless otherwise stated (2020: $1,500/oz).
Year-on-year changes
Moz
Mineral Resource as at 31 December 2020
124.5
Disposal
At Obuasi, the Anyankyirem open pit mining lease was relinquished. (0.4)
Sub-total
124.1
Depletions
(2.9)
Sub-total
121.2
Additions
Due to:
Silicon
A maiden Mineral Resource was declared after the completion of a positive conceptual study based on the greenfields exploration success.
3.4
Geita
Increase due to ongoing grade control and successful exploration activities.
Following a review of mining cost for 2021 the resultant reduction in cost led to further increases.
0.9
Sunrise Dam
Increase due to ongoing advanced grade control and exploration activities partially offset by minor local changes in gold price and an overall increase in costs.
0.7
Kibali
Changes were largely as a result of exploration, with gains seen from the open pits, specifically from Oere, Pamao, Karagba, Chauffeur, and Durba (KCD)
and Gorumbwa as well as from the initial Inferred Mineral Resource definition of the 11000 lode in the underground.
0.6
Other Additions less than 0.5Moz 0.3
Sub-total
127.1
Reductions
Due to:
Obuasi
Changes primarily due to model changes in the historic mining areas in the north of the mine which accounted for an overall reduction.
(2.2)
Iduapriem
New grade control drilling at Block 3W resulted in a decrease in model grade and re-interpretation of the intrusives in the deeper portions of Blocks 7 and 8 resulted in further losses. These were partially offset by lower costs resulting from a new long-term contract resulting in additions.
(0.6)
Other Reductions less than 0.5Moz (1.1)
Mineral Resource as at 31 December 2021
123.2
Copper
The AngloGold Ashanti Mineral Resource reduced from 4.39Mt (9,677Mlb) in December 2020 to 4.26Mt (9,384Mlb) in December 2021 due to
methodology changes of 0.13Mt (293Mlb). The Mineral Resource was estimated at a copper price of $3.50/lb (2020: $3.30/lb).
Year-on-year changes
Mt
Mlb
Mineral Resource as at 31 December 2020
4.39
9,677
Reductions
Due to:
Quebradona
Decreases resulted from the remodelling of the orebody including three new drill holes.
(0.13) (293)
Mineral Resource as at 31 December 2021
4.26
9,384

100
105
110
115
120
125
130
135
(0.1) (0.1)
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Other
Acquisition/
disposal/
2021
(0.2)
(2.2)
(1.1)
(2.9)
7.9
(2.1)
124.5
(0.4)
123.2
Ounces
(millions)
AngloGold Ashanti
Gold Mineral Resource
7,500
8,000
8,500
9,000
9,500
10,000
0 0
2020 Depletion Exploration Methodology Price Cost
Geotechnical
Metallurgical Other
Acquisition/
disposal
2021
0
(293)
0
0 0
0
9,677
0 9,384
Pounds
(millions)
AngloGold Ashanti
Copper Mineral Resource
YEAR IN REVIEW CONTINUED
An employee holding a gold bar at Sunrise Dam
AngloGold Ashanti Limited <R&R> 2021

AngloGold Ashanti Limited <R&R> 2021
YEAR IN REVIEW CONTINUED

Ore Reserve
Gold
The AngloGold Ashanti Ore Reserve increased from 29.7Moz in December 2020 to 29.8Moz in December 2021. This annual net increase of 0.1Moz includes additions due to exploration and modelling changes of 4.1Moz. This increase was partially offset by depletion of
2.6Moz and reductions due to other factors of 1.4Moz. The Ore Reserve was estimated using a gold price of $1,200/oz, unless otherwise stated (2020: $1,200/oz).
Year-on-year changes
Moz
Ore Reserve as at 31 December 2020
29.7
Depletions
(2.6)
Sub-total
27.1
Additions
Due to:
Iduapriem
The net increase is primarily due to the decrease in costs resulting from signing a new mining contract and operational changes.
0.9
Geita
The significant increase is mainly due to ongoing drilling exploration success resulting in larger pit designs. The open pit shell and underground slope design changes contributed to an increase of 27% and 3% to the Ore
Reserve respectively.
0.8
Kibali
The increase in Ore Reserve was primarily as a result of the conversion of the
3000 and 9000 lode extensions in the KCD underground, and the addition of the Oere pit and growth in the Pamao pit due to exploration successes. The price used for pit optimisation at Pakaka and Gorumbwa also changed from
$1,000/oz to $1,200/oz which contributed to the increase seen.
0.5
Sunrise Dam
The increase in the reported Ore Reserve is due to exploration success and a revised methodology for underground stope optimisation offset by more conservative extraction ratios and increased unit costs.
0.4
Other Additions less than 0.3Moz 0.5
Sub-total
30.2
Reductions
Due to:
Obuasi
Operational changes primarily associated with design reviews in historically mined areas to eliminate low confidence stopes resulted in a net decrease which was partially offset by methodology changes.
(0.4)
Other Reductions less than 0.3Moz (0.0)
Ore Reserve as at 31 December 2021
29.8
Copper
The AngloGold Ashanti Ore Reserve increased from 1.41Mt (3,105Mlb) in December 2020 to 1.47Mt (3,250Mlb) in December 2021. This
gross annual increase of 0.07Mt (145Mlb) is due to methodology changes. The Ore Reserve was estimated at a copper price of $2.90/lb
(2020: $2.65/lb).
Year-on-year changes
Mt
Mlb
Ore Reserve as at 31 December 2020
1.41
3,105
Additions
Due to:
Quebradona
Result of an update in the Mineral Resource model due to three new drill holes, in addition to an upgrade in Mineral Resource classification based on conditional simulation.
0.07 145
Ore Reserve as at 31 December 2021
1.47
3,250

15
17
19
21
23
25
27
29
31
33
(0.2)
(0.2)
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Other Operational
Acquisition/
disposal
2021
0.3
1.9
(1.1)
(2.6)
2.2
(0.3)
29.7
0.0 0.1 29.8
Ounces
(millions)
AngloGold Ashanti
Gold Ore Reserve
3,000
3,050
3,100
3,150
3,200
3,250
3,300
0 0
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Other Operational
Acquisition/
disposal
2021
0 145 0
0 0
0
3,105
0 0 3,250
Pounds
(millions)
AngloGold Ashanti
Copper Ore Reserve
By-products
Several by-products will be recovered as a result of processing of the gold Ore Reserve and copper Ore Reserve. These include
0.43Mt of sulphur from Brazil, 20.5Moz of silver from Argentina and 28.1Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.
.
Production drill rig Serra Grande
YEAR IN REVIEW CONTINUED
AngloGold Ashanti Limited <R&R> 2021

AngloGold Ashanti Limited <R&R> 2021

GROUP OVERVIEW
Mineral Resource by country inclusive of Ore Reserve: gold
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Democratic Republic of the Congo Measured 21.42 3.84 82.31 2.65
Indicated 41.94 3.18 133.59 4.29
Inferred 10.29 2.70 27.74 0.89
Total
73.65
3.31
243.63
7.83
Ghana Measured 10.58 6.44 68.16 2.19
Indicated 151.47 3.52 533.49 17.15
Inferred 77.49 5.35 414.90 13.34
Total
239.55
4.24
1,016.54
32.68
Guinea Measured 17.91 0.63 11.36 0.37
Indicated 114.22 1.03 117.18 3.77
Inferred 60.91 1.15 70.06 2.25
Total
193.04
1.03
198.59
6.38
Tanzania Measured 6.53 4.48 29.21 0.94
Indicated 53.51 2.34 125.39 4.03
Inferred 30.48 3.32 101.29 3.26
Total
90.51
2.83
255.89
8.23
Argentina Measured 7.69 2.12 16.27 0.52
Indicated 27.08 2.28 61.69 1.98
Inferred 4.96 2.35 11.65 0.37
Total
39.74
2.26
89.61
2.88
United States of America
Measured
Indicated
Inferred
–
–
120.44
–
–
0.87
–
–
104.96
–
–
3.37
Total
120.44
0.87
104.96
3.37
Brazil Measured 20.03 4.58 91.82 2.95
Indicated 34.56 3.83 132.21 4.25
Inferred 56.05 3.61 202.21 6.50
Total
110.63
3.85
426.24
13.70
Colombia Measured 86.74 0.50 43.79 1.41
Indicated 1,142.11 0.78 891.32 28.66
Inferred 586.42 0.44 258.05 8.30
Total
1,815.28
0.66
1,193.16
38.36
Australia Measured 56.08 1.35 75.74 2.44
Indicated 58.45 1.73 101.24 3.26
Inferred 50.07 2.53 126.83 4.08
Total
164.59
1.85
303.82
9.77
Total
Measured 226.98 1.84 418.66 13.46
Indicated 1,623.33 1.29 2,096.11 67.39
Inferred 997.11 1.32 1,317.67 42.36
Total
2,847.42
1.35
3,832.44
123.22
Mineral Resource by country inclusive of Ore Reserve: copper
Tonnes
Grade
Contained copper
as at 31 December 2021
Category
million
%Cu
tonnes million pounds million
Colombia Measured 86.74 0.95 0.82 1,814
Indicated 227.33 0.87 1.97 4,338
Inferred 305.94 0.48 1.47 3,231
Total
620.02
0.69
4.26
9,384
Total
Measured 86.74 0.95 0.82 1,814
Indicated 227.33 0.87 1.97 4,338
Inferred 305.94 0.48 1.47 3,231
Total
620.02
0.69
4.26
9,384

AngloGold Ashanti Limited <R&R> 2021
GROUP OVERVIEW CONTINUED

Mineral Resource by country exclusive of Ore Reserve: gold
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Democratic Republic of the Congo
Measured 7.62 3.19 24.29 0.78
Indicated 19.82 2.76 54.63 1.76
Inferred 10.29 2.70 27.74 0.89
Total
37.74
2.83
106.66
3.43
Ghana
Measured 4.09 5.27 21.55 0.69
Indicated 67.20 3.55 238.27 7.66
Inferred 77.50 5.35 414.90
13.34
Total
148.78
4.54
674.72
21.69
Guinea
Measured – – – –
Indicated 64.26 1.12 71.81 2.31
Inferred 60.91 1.15 70.06 2.25
Total
125.17
1.13
141.87
4.56
Tanzania
Measured 1.44 4.49 6.47 0.21
Indicated 28.18 2.06 58.15 1.87
Inferred 30.48 3.32 101.29 3.26
Total
60.10
2.76
165.92
5.33
Argentina
Measured 4.33 2.66 11.53 0.37
Indicated 19.73 2.15 42.41 1.36
Inferred 4.96 2.35 11.65 0.37
Total
29.03
2.26
65.58
2.11
United States of America
Measured
Indicated
Inferred
–
–
120.44
–
–
0.87
–
–
104.96
–
–
3.37
Total
120.44
0.87
104.96
3.37
Brazil
Measured 14.81 4.58 67.78 2.18
Indicated 22.99 3.17 72.82 2.34
Inferred 55.54 3.63 201.60 6.48
Total
93.35
3.67
342.20
11.00
Colombia
Measured 45.15 0.37 16.93 0.54
Indicated 992.73 0.79 782.13 25.15
Inferred 586.42 0.44 258.05 8.30
Total
1,624.30
0.65
1,057.11
33.99
Australia
Measured 29.92 1.25 37.49 1.21
Indicated 33.13 1.42 47.21 1.52
Inferred 50.07 2.53 126.83 4.08
Total
113.12
1.87
211.52
6.80
Total
Measured 107.37 1.73 186.05 5.98
Indicated 1,248.04 1.10 1,367.43 43.96
Inferred 996.61 1.32 1,317.06 42.34
Total
2,352.02
1.22
2,870.53
92.29
Mineral Resource by country exclusive of Ore Reserve: copper
Tonnes
Grade
Contained copper
as at 31 December 2021
Category
million
%Cu
tonnes million
pounds million
Colombia
Measured 45.15 0.69 0.31 684
Indicated 148.91 0.68 1.01 2,218
Inferred 305.94 0.48 1.47 3,231
Total
500.01
0.56
2.78
6,134
Total
Measured 45.15 0.69 0.31 684
Indicated 148.91 0.68 1.01 2,218
Inferred 305.94 0.48 1.47 3,231
Total
500.01
0.56
2.78
6,134

AngloGold Ashanti Limited <R&R> 2021
GROUP OVERVIEW CONTINUED

“The information in this report relating to Exploration Results, Mineral
Resource and Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code.”
Ore Reserve by country: gold
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Democratic Republic of the Congo Proved 14.35 3.76 54.01 1.74
Probable 23.04 3.50 80.71 2.59
Total
37.40
3.60
134.72
4.33
Ghana Proved 6.88 5.57 38.34 1.23
Probable 83.32 3.59 299.46 9.63
Total
90.20
3.75
337.80
10.86
Guinea Proved 17.91 0.63 11.36 0.37
Probable 49.80 0.80 39.67 1.28
Total
67.72
0.75
51.03
1.64
Tanzania Proved 2.19 1.30 2.84 0.09
Probable 27.52 2.89 79.45 2.55
Total
29.71
2.77
82.29
2.65
Argentina Proved 4.19 2.04 8.54 0.27
Probable 8.12 2.08 16.88 0.54
Total
12.31
2.07
25.42
0.82
Brazil Proved 6.93 3.10 21.45 0.69
Probable 13.15 3.67 48.29 1.55
Total
20.07
3.47
69.74
2.24
Colombia Proved – – – –
Probable 182.47 0.74 134.43 4.32
Total
182.47
0.74
134.43
4.32
Australia Proved 26.41 1.46 38.43 1.24
Probable 25.31 2.13 54.04 1.74
Total
51.73
1.79
92.47
2.97
Total
Proved 78.86 2.22 174.97 5.63
Probable 412.74 1.82 752.93 24.21
Total
491.60
1.89
927.90
29.83
Ore Reserve by country: copper
Tonnes
Grade
Contained copper
as at 31 December 2021
Category
million
%Cu
tonnes million
pounds million
Colombia Proved – – – –
Probable 120.01 1.23 1.47 3,250
Total
120.01
1.23
1.47
3,250
Total
Proved – – – –
Probable 120.01 1.23 1.47 3,250
Total
120.01
1.23
1.47
3,250

Blast hole drilling at Tropicana
GROUP OVERVIEW CONTINUED
AngloGold Ashanti Limited <R&R> 2021

AngloGold Ashanti Limited <R&R> 2021
GROUP OVERVIEW CONTINUED

Reconciliation of gold Mineral Resource (gold content Moz)
as at
Previous
31 December 2021
year
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Africa region
Kibali 7.63 (0.44) 0.55 (0.01) – 0.10 – – –
Iduapriem 6.68 (0.23) 0.35 (1.15) – 0.44 – – (0.20)
Obuasi 29.52 (0.09) (0.01) (2.19) – – – – –
Siguiri 6.96 (0.42) 0.68 0.03 – (0.83) – (0.05) 0.01
Geita 7.92 (0.56) 0.50 0.24 – 0.18 – (0.01) (0.04)
Total
58.72
(1.74)
2.06
(3.09)
–
(0.11)
–
(0.06)
(0.23)
Americas region
Cerro Vanguardia 3.33 (0.15) 0.06 (0.00) – (0.34) – – (0.02)
Silicon – – 3.37 – – – – – –
AGA Mineração 10.55 (0.36) 0.50 0.85 – (0.76) (0.00) (0.03) (0.87)
Serra Grande 3.69 (0.12) 0.50 (0.02) – (0.15) (0.08) – –
Gramalote 3.01 – – – – – – – –
La Colosa 28.33 – – – – – – – –
Quebradona 7.13 – – (0.11) – – – – –
Total
56.04
(0.63)
4.43
0.71
–
(1.24)
(0.08)
(0.03)
(0.88)
Australia region
Sunrise Dam 4.11 (0.26) 1.17 0.11 (0.17) (0.39) – – –
Butcher Well 0.27 – 0.06 0.00 (0.01) (0.00) – – –
Tropicana 5.35 (0.30) 0.17 0.02 – (0.38) – – –
Total
9.73
(0.56)
1.40
0.13
(0.17)
(0.77)
–
–
–
Grand total
124.50
(2.93)
7.89
(2.24)
(0.17)
(2.12)
(0.08)
(0.09)
(1.11)
Reconciliation of copper Mineral Resource (copper content Mlb)
as at
Previous
31 December 2021
year
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Americas region
Quebradona 9,677 – – (293) – – – – –
Total
9,677
–
–
(293)
–
–
–
–
–
Grand total
9,677
–
–
(293)
–
–
–
–
–

AngloGold Ashanti Limited <R&R> 2021
GROUP OVERVIEW CONTINUED

Acquisition/
Current
disposal
year
Net
diff
%
Comments

– 7.83 0.20 3
Changes were largely as a result of exploration, with gains seen from the open pits, specifically from Oere,
Pamao, KCD and Gorumbwa as well as from the initial Inferred Mineral Resource definition of the 11000 lode in the underground.
–
5.88 (0.80) (12)
Significant reductions due to model changes occurred at Blocks 7 and 8 and Block 3W. Re-interpretation of the dyke width and strike extent occurred in the deeper portions of Blocks 7 and 8 after the completion of new exploration drilling. Closer spaced grade control drilling at Block 3W resulted in a decrease in model grades. This resulted in lower volumes in the new optimised shell and subsequent ounce loss. Lower costs resulting from a new long-term contract resulted in additions.
(0.43) 26.80 (2.72) (9) The decrease is largely due to model changes and the relinquishment of the Anyankyirem open pit. The model changes came primarily from Adansi, Côte d’Or and Block 14 which are in the historic mining areas in the north of the mine, where a review of the geological interpretation had been completed on the back end of data capture and validation exercises of all the historic information.
–
6.38 (0.58) (8) Increases due to exploration and model changes at Kami were offset by mining cost increases and depletion, resulting in a net reduction of Mineral Resource.
–
8.23 0.30 4 Significant increases occurred in Nyamulilima Cuts 1 and 2 due to exploration infill drilling in the deeper portions of the planned cutback. Additional increases were seen at Nyankanga underground due to model changes. Cost decreases in the mine planning assumptions resulted in some of the optimised pit shells increasing in volume.
(0.43)
55.13
(3.60)
(6)
–
2.88 (0.45) (13)
The changes were largely due to an increase in mining costs resulting in an increased cut-off grade and a reduction in both open pit and underground Mineral Resource.
–
3.37 3.37 100
The maiden Mineral Resource is as a result of successful greenfields exploration. The publication is supported by an open pit optimisation at $1,500/oz to demonstrate the reasonable prospect of eventual economic extraction. Gold and silver Mineral Resource are based on the outcomes of the conceptual study.
–
9.89 (0.66) (6) Exploration additions reflect increases for the quartz vein satellite orebody in Carruagem, Arco da Velha, Descoberto for Cuiabá and Lamego, with some additions also at Córrego do Sítio (CdS) in Pinta Bem, Sangue de Boi and
Carvoaria. Methodology additions related to model changes due to grade control drilling is offset by increased costs.
The write off of the Nova Lima Sul (Raposos Mine) resulted in a further reduction, while exclusions of some skin pillars or underbreak material at Cuiabá and Lamego resulted in a further decrease.
–
3.82 0.12 3 Exploration additions occurred at Ingá, Mina III, Mangaba and Angicão offset by minor changes in methodology and cost increases as well as minor geotechnical exclusions.
–
3.01 – – No changes compared to 2020.
–
28.33 – – No changes compared to 2020.
– 7.02 (0.11) (2) Decreases resulted from the remodelling of the orebody including three new drill holes.
–
58.32
2.28
4
–
4.58 0.46 11 Increase due to ongoing advanced grade control and exploration activities offset by minor local changes in gold price and an overall increase of costs.
–
0.33 0.05 20 The current Mineral Resource estimate is slightly higher than the previous estimate, with the majority of the change due to a refined geological model. A decrease in the Mineral Resource gold price somewhat offset the increase.
–
4.86 (0.48) (9) The decrease in Mineral Resource resulted from of a combination of depletion and cost, offset partially by increases in exploration success at Boston Shaker.
–
9.77
0.03
0
(0.43)
123.22
(1.28)
(1)
–
9,384 (293) (3) Decreases resulted from the remodelling of the orebody including three new drill holes.
–
9,384
(293)
(3)
–
9,384
(293)
(3)
Acquisition/
Current
disposal
year
Net
diff
%
Comments

AngloGold Ashanti Limited <R&R> 2021
GROUP OVERVIEW CONTINUED

Reconciliation of gold Ore Reserve (gold content Moz)
as at
31 December 2021
Africa region
Previous
year
Depletion
Exploration
Exploration
Price
Cost
Geotechnical
Metallurgical
Kibali 4.25 (0.41) 0.37 – 0.14 (0.00) 0.00 –
Iduapriem 1.91 (0.22) 0.22 (0.16) – 0.71 – –
Obuasi 8.73 (0.09) – 1.20 – – – –
Siguiri 1.89 (0.28) 0.08 0.28 – (0.35) – (0.20)
Geita 2.34 (0.51) 0.64 – – 0.02 – 0.00
Total
19.12
(1.50)
1.31
1.31
0.14
0.38
0.00
(0.19)
Americas region
Cerro Vanguardia 0.95 (0.17) 0.01 0.09 – (0.04) (0.03) (0.01)
AGA Mineração 1.73 (0.31) 0.32 0.01 – (0.15) (0.02) (0.01)
Serra Grande 0.63 (0.08) 0.02 (0.02) – (0.02) (0.00) –
Gramalote 1.72 – – – – – – –
Quebradona 2.49 – – 0.11 – – – –
Total
7.52
(0.56)
0.35
0.20
–
(0.21)
(0.04)
(0.02)
Australia region
Sunrise Dam 1.15 (0.24) 0.42 0.45 0.00 (0.34) (0.16) (0.01)
Tropicana 1.89 (0.28) 0.10 (0.01) 0.11 (0.09) (0.01) 0.01
Total
3.04
(0.52)
0.52
0.44
0.11
(0.43)
(0.16)
0.00
Grand total
29.67
(2.58)
2.18
1.95
0.26
(0.26)
(0.20)
(0.21)
Reconciliation of copper Ore Reserve (copper content Mlb)
as at
31 December 2021
Previous
year
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Americas region
Quebradona 3,105 – – 145 – – – –
Total
3,105
–
–
145
–
–
–
–
Grand total
3,105
–
–
145
–
–
–
–

AngloGold Ashanti Limited <R&R> 2021
GROUP OVERVIEW CONTINUED

Operational
Other
Acquisition/
disposal
Current
year
Net
diff
%
Comments
– (0.02) – 4.33 0.08 2 The increase in Ore Reserve was primarily as a result of the conversion of the 3000 and 9000 lode extensions in the KCD underground and the addition of the Oere pit and growth in the Pamao pit due to exploration successes. The price used for pit optimisation at Pakaka and Gorumbwa also changed from $1,000/oz to $1,200/oz which contributed to the increase seen.
0.14 – – 2.60 0.69 36 The net increase is primarily due to the decrease in costs resulting from signing a new mining contract and operational changes.
(1.58) – – 8.26 (0.47) (5) Operational changes primarily associated with design reviews in historically mined areas to eliminate low confidence stopes resulted in a net decrease. This was offset partially by methodology change due to geological re-interpretation and revision of estimation parameters in Adansi resulting in additions to the Ore Reserve.
(0.00) 0.22 – 1.64 (0.25) (13) The decrease was primarily due to an increase in cost, and a decrease in fresh and transitional metallurgical recoveries. This was offset partially by revised modelling at
Kami Mineral Resource and a maiden Kami extension Ore Reserve.
0.25 (0.09) – 2.65 0.31 13
The significant increase is mainly due to ongoing drilling exploration success resulting in larger pit designs. The open pit shell and underground slope design changes contributed to an increase of 27% and 3% to the Ore Reserve respectively.
(1.19)
0.11
–
19.48
0.36
2
– – – 0.82 (0.14) (14) The net decrease was mainly due to depletion, minor cost changes offset by revisions to methodology.
0.07 0.04 – 1.69 (0.05) (3) Cost increases resulted in changes in design and some remnant areas being added at
Cuiabá. The Lamego and CdS Ore Reserve remain constant and there was a marginal increase in the Ore Reserve at Cuiabá.
0.03 – – 0.55 (0.07) (12) The net decrease was due to depletion, cost changes and some revisions to methodology.
– – – 1.72 – – No changes compared to 2020.
– – – 2.60 0.11 5 Result of an update in the Mineral Resource model due to three new drill holes, in addition to an upgrade in Mineral Resource classification based on conditional simulation.
0.09
0.04
–
7.38
(0.14)
(2)
0.02 – – 1.31 0.16 14 The increase in the reported Ore Reserve is due to exploration success and a revised methodology for underground stope optimisation offset by more conservative extraction ratios and increased unit costs.
(0.05) – – 1.67 (0.22) (12) Increases due to exploration and price are largely balanced by decreases due to cost and operational changes.
(0.03)
–
–
2.97
(0.06)
(2)
(1.12)
0.14
–
29.83
0.16
1
Operational
Other
Acquisition/
disposal
Current
year
Net
diff
%
Comments
– – – 3,250 145 5 Result of an update in the Mineral Resource model due to three new drill holes, in addition to an upgrade in Mineral Resource classification based on conditional simulation.
–
–
–
3,250
145
5
–
–
–
3,250
145
5

AngloGold Ashanti Limited <R&R> 2021
Guine
1
2
Ghana
3
DRC
4
Tanzania
Legend
1
Guinea Siguiri (85%)
2
Ghana Iduapriem / Obuasi (1)
3
DRC, Kibali (45%)(2)
4
Tanzania Geita
Operation Project
0
2,000km
(1)
Obuasi’s redevelopment project began in 2019
(2)
Kibali is operated by Barrick
REGIONAL OVERVIEW
AFRICA
Contribution to regional production
26
34
%
14
18
8
Kibali
◼
◼
◼
◼
◼
Iduapriem Obuasi
Siguiri Geita
57%
Contribution to group
production
Key statistics
Units
2021
2020
2019
Operational performance
Tonnes treated/milled
Mt
24.7
23.9
26.6
Recovered grade
oz/t
0.052
0.058
0.052
g/t
1.79
1.99
1.80
Gold production
000oz
1,419
1,603
1,538
Total cash costs
$/oz
904
757
759
All-in sustaining costs
$/oz
1,161
935
896
Capital expenditure
$m
506
397
410

AngloGold Ashanti Limited <R&R> 2021

Moz
REGIONAL OVERVIEW CONTINUED
Africa
Contribution to group Mineral Resource
Contribution to group Ore Reserve

68.1
55.1

◼
◼
◼
Africa
◼
Rest of AngloGold Ashanti
◼
◼
◼
Africa
◼
Rest of AngloGold Ashanti
As at December 2021, the Mineral Resource
(inclusive of Ore Reserve) for the Africa region
was 55.1Moz (2020: 58.7Moz) and the Ore Reserve
19.5Moz (2020: 19.1Moz).
This is equivalent to 45% and 65% of the group’s Mineral
Resource and Ore Reserve respectively. Combined production
from these operations totalled 1,419Moz of gold in 2021, or 57%
of group production.
AngloGold Ashanti has five mining operations within the
Africa region:
•
Kibali in the DRC, a joint venture (JV) with Barrick and Société
Minère de Kilo-Moto (SOKIMO), the state-owned gold mining
company
•
Iduapriem in Ghana
•
Obuasi in Ghana
•
Siguiri in Guinea, with AngloGold Ashanti holding 85% ownership, and the remaining 15% owned by the government of Guinea
•
Geita in Tanzania
Mining is from both open pit and underground, with Obuasi
being an underground mine, Iduapriem and Siguiri being open pit mines, and Kibali and Geita being a combination of open pit and underground mines.
Africa Mineral Resource
Per operation/project (Moz)
35
30
25
20
15
10
5
0

Africa Ore Reserve
Per operation/project (Moz)
10
9
8
7
6
5
4
3
2
1
0
2020
2021

2020
2021
10.4
Moz
19.5
6.68
5.88
1.89
1.64
Iduapriem
Siguiri
1.91
2.60
6.96
6.38
Iduapriem
Siguiri
i
2.34
2.65
7.63
7.83
Geita
Kibali
4.25
4.33
7.92
8.23
Kibali
Geita
29.52
26.80
8.73
8.26
Obuasi
Obuasi
Gold pouring at Geita

AngloGold Ashanti Limited <R&R> 2021

REGIONAL OVERVIEW CONTINUED
Africa
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Africa Measured 56.44 3.38 191.03 6.14
Indicated 361.14 2.52 909.64 29.25
Inferred 179.17 3.43 613.98 19.74
Tota
596.75
2.87
1,714.66
55.13
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Africa Measured 13.16 3.98 52.32 1.68
Indicated 179.46 2.36 422.86 13.60
Inferred 179.17 3.43 613.98 19.74
Tota
371.79
2.93
1,089.15
35.02
Ore Reserve
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Africa Proved 41.33 2.58 106.54 3.43
Probable 183.69 2.72 499.29 16.05
Tota
225.02
2.69
605.84
19.48
Kibali processing plant at night

AngloGold Ashanti Limited <R&R> 202
1
Bunia
Kisangani
Kinshasa
DRC
Legend:
1
Kibali (45%) (1)
Operation
(1
Kibali is operated by Barrick
0
300km
Lubumbashi
DEMOCRATIC REPUBLIC
OF THE CONGO
Africa
Kibali, one of the largest gold mines in Africa, is
situated in the DRC, adjacent to the town of Doko
and 210km from Arua on the Ugandan border.
Kibali is co-owned by AngloGold Ashanti (45%),
Barrick (45%) following its merger with Randgold
Resources Limited, and SOKIMO (10%), a state-
owned gold mining company.
The consolidated lease is made up of ten mining concessions. The metallurgical plant comprises a twin-circuit sulphide and oxide plant with conventional carbon-in-leach (CIL), including gravity recovery as well as a float and ultra-fine grind circuit
Barrick operates the mine which comprises both open pit and
underground operations.
Attributable production from the DRC was 365koz of gold in 2021, or 26% of the region’s production.
As at December 2021, the Mineral Resource (inclusive of Ore
Reserve) for the DRC was 7.8Moz (2020: 7.6Moz) and the Ore
Reserve was 4.3Moz (2020: 4.2Moz).
Inclusive Mineral Resource
0.9
Exclusive Mineral Resource
Ore Reserve
2.6
0.9
0.8
1.7
4.3
Moz
Moz
1.8
2.6
Moz
◼
◼
◼
Measured
Indicated
Inferred
◼
◼
◼
Measured
Indicated
◼
◼
Inferred
Proved
Probable

AngloGold Ashanti Limited <R&R> 2021

KIBALI
Africa
Introduction
Property
description
The Kibali Mine is a gold mining, milling and exploration project. Operations currently focus on open pit and underground mining. Development of the underground mine commenced in 2013 and production of the underground ramped up to 3.8Mt in 2021. Initial production was via a twin decline from surface. From 2018 onwards, the majority of ore was hoisted up the shaft. The decline is used to haul some of the shallower zones and to supplement shaft haulage. Kibali is co-owned by AngloGold Ashanti (45%), Barrick (45%) following its merger with Randgold Resources Limited, and SOKIMO (10%), a state-owned gold mining company.
Location
Kibali is located in the northeastern part of the DRC near the international borders with Uganda and South
Sudan. The mine is located adjacent to the village of Doko, which is located to the west of the lease area. Kibali is approximately 210km by road from Arua and immediately north of the district capital of Watsa. The operational area falls within the administrative territory of Watsa in Haut Uélé province.
History
On 15 October 2009, AngloGold Ashanti acquired a 50% indirect interest in Moto Goldmines Limited through a JV with Randgold, with Moto holding a 70% stake in Kibali and the balance (30%) being held by the DRC parastatal,
SOKIMO. On 21 December 2009, Randgold and AngloGold Ashanti increased their JV interest in Kibali to 90%, while SOKIMO retained a 10% holding. On 2 January 2019, Randgold merged with Barrick, and the JV is now with the combined company, trading as Barrick.
The first gold was poured in September 2013 from the open pit operations and development of the underground mine commenced in the same year. First underground ore from development was also mined in 2013 and stoping began in 2015. Initial production was truck hauled by a twin decline to surface. In 2017, the haulage shaft
(740m deep) and materials handling system were commissioned.
Legal aspects
and tenure
Currently, there are no significant encumbrances to the property. Kibali was granted ten exploitation permits under the DRC mining code, eight of which are valid until 2029 and two of which are valid until 2030. The Mineral
Resource and Ore Reserve are covered by exploitation permits (11447, 11467, 11468,11469, 11470, 11471,
11472, 5052, 5073, and 5088) totalling 1,836km
2
.
Mining method
The operation comprises both open pit and underground mining. The open pit mining is carried out using conventional drill, blast, load and haul surface mining methods. The mining is conducted by a contractor, Kibali
Mining Services, a local subsidiary of DTP Terrassement, using either free-dig or drill and blast.
For the underground operation, longitudinal, transverse primary or secondary stoping and advancing face stoping methods with paste backfill are used as the mining methods.
Operational
infrastructure
Infrastructure in the DRC is generally poor as a result of limited investment in maintenance, upgrades and extensions of the road networks established during colonial times. The mine site is located within 160km of the border with Uganda and all transport links take place through Uganda to Kenya or Tanzania. Surface infrastructure associated with the overall Kibali operation includes a processing plant, tailings storage facility (TSF), camp, airstrip, workshops and offices. Power to the mine is self-generated by a combination of hydroelectric and diesel generators.
Mineral
processing
The current processing plant can treat both oxide and fresh sulphide material and uses flotation with ultra-fine grind of the flotation concentrate, a treatment that is required for the sulphide ore type before leaching. Kibali has a processing operation capable of producing an average of 600kozpa, designed to treat 7.2Mtpa but ongoing improvements have achieved performance beyond the design capacity successively since 2017.
There are no known significant risks or uncertainties that will impact the Mineral Resource and Ore
Reserve estimates.
Risks
An independent external review of the Mineral Resource and Ore Reserve was undertaken in 2021 by
RSC Mining and Mineral Exploration on behalf of the managing partner Barrick and found no significant flaws.

AngloGold Ashanti Limited <R&R> 2021
KIBALI CONTINUED
Africa
23
Map showing Kibali Gold Mine infrastructure and licences, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the Universal Transverse Mercator (UTM) coordinate system.

AngloGold Ashanti Limited <R&R> 2021

5850 L
5700 L
5550 L
5400 L
5250 L
5100 L
4950 L
4800 L
3000 Lode
5000 Lode
9000 Lode
11000 Lode
Actual Development
Development Design
KIBALI CONTINUED
Africa
SW-NE View across the KCD and Sessenge models with the pit and underground mine design, elevation in metres above mean sea level (AMSL)
Geology
Deposit type
Deposits of the Kibali district are located in the Archaean Moto
Greenstone Belt bound to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa district. The belt comprises three lithostratigraphically distinct blocks. The eastern portion of the belt comprises psammopelitic schists, amphibolite, banded iron formation (BIF), and gneissic granitoid sills
metamorphosed under upper greenschist to low-mid-amphibolite facies conditions. Relative weakly foliated basalts, cherts, siliciclastic rocks, dacitic volcanoclastic rocks, and carbonaceous argillite metamorphosed under mid-to-upper greenschist facies conditions comprise the central and westernmost parts of the belt. Granitoid plutons, aged ca. 2,460Ma, intrude these rocks. A thick package of immature sandstone, gritstone, conglomerate, and probably acid tuffs forms much of the western part of the belt, including the host rocks to KCD, the largest deposit discovered to date within the belt. Radiometric dating indicates these siliciclastic rocks were deposited during a belt-wide basin extension event between ca. 2,629Ma and 2,626Ma with much of the detritus
derived from adjacent older parts of the belt.
Boundaries between these lithostratigraphic blocks represent important exploration targets.
The main Kibali deposit consists of a combination of the KCD deposits. Currently, only the KCD deposits host an underground Ore
Reserve and this constitutes 76% of the total Kibali Ore Reserve.
Mineralisation style
Gold deposits of the Kibali district are classified as Archaean orogenic gold deposits. At Kibali, the gold deposits are
largely hosted in siliciclastic rocks, BIF and chert that were metamorphosed under greenschist facies conditions. Ore-
forming H2O-CO2-rich fluids migrated along a linked network of gently northeast-dipping shears and northeast to north-northeast plunging fold axes that are commonly referred to as the KZ
Trend. The richly mineralised KZ Trend appears to have initiated as an extensional fault system along the boundary between the relatively young basin in the western part of the belt and older rocks to the east. Mineralisation occurred during the later stages of subsequent regional contractional deformation which resulted in inversion of the basin and the development of reverse faults and folds. Ongoing deformation during hydrothermal activity
resulted in the development of lodes in a variety of related structural settings within the KZ Trend. The source(s) of metal and fluids, which formed the deposits remain unknown, but
metamorphic devolatilisation reactions within the supracrustal rocks of the Moto Greenstone Belt and/or deeper fluid and metal sources may have contributed.
Mineralisation characteristics
Mineralisation characteristics of the gold deposits of the Kibali district are associated with halos of quartz, ankerite and sericite
(ACSA-A alteration) that extend for tens to hundreds of metres into the adjacent rocks. This widespread ACSA-A alteration
assemblage is superimposed on older greenschist facies
metamorphic assemblages. Locally, in the vicinity of the main mineralised zones, ACSA-A alteration is overprinted by ankerite-
sideritepyrite alteration (ACSA-B) that hosts the ore. Gold is directly associated with the ACSA-B alteration assemblage. In smaller peripheral deposits a late chlorite, carbonate, pyrite assemblage is associated with the ore rather than the ACSA-B assemblage, implying a districtwide zonation of mineral assemblages along and across the mineralised KZ Trend. Zones of auriferous
ACSA-B alteration are commonly developed along the margins
of BIF, or contacts between chert, carbonaceous phyllite and BIF.
Mineralised rocks in the Kibali district typically lack significant infill quartz rich veins, unlike many other orogenic gold deposits. Gold is instead associated with pyrite in zones of alteration that replaced

AngloGold Ashanti Limited <R&R> 2021
KIBALI CONTINUED
Africa
25
the earlier mineralogy of the host rocks. Local remobilisation and upgrading of ACSA-B related ore occurred adjacent to the margins of some post-ore cross-cutting chlorite, carbonate, pyrite and magnetite-altered diorite dykes.
The location of the individual lodes within the KCD deposit are intimately controlled by the position, shape and orientation of a series of gently northeast-plunging tight to isoclinal folds. The
ACSA-A alteration developed during the formation of these folds, and the sericite foliation which is an integral part of the ACSA-A assemblage formed parallel to their axial planes. Zones of later auriferous ACSA-B alteration developed along the axes, limbs, and more rarely the axial planes of these folds, locally wrapping around the hinges of the folds to form elongate northeast-plunging
concave-shaped rods. ACSA-B alteration is also commonly
focused along the margins of more extensive BIFs, indicating a stratigraphic as well as structural control to the distribution of ore, both within KCD, and the wider KZ Trend. Shear zones that were active during folding are a third key structural control on the location of ore within KCD and the wider KZ Trend.
At KCD a folded carbonaceous shear in the core of the deposit juxtaposes stratigraphically distinct blocks. The 3000 lodes above this shear are hosted by locally ferruginous cherts,
carbonaceous argillites, and minor greywacke, whereas the
5000 and 9000 lodes below are hosted by siliciclastic rocks
and BIF. Fold shapes and wavelength differ between the two
blocks reflecting their different rheologies during folding, and this is reflected in the scale, shape and continuity of lodes in each block. At Pakaka and Kalimva-Ikamva chlorite, carbonate, pyrrhotite and pyrite-altered shear zones rather than folds are the principal controls of gold distribution.
NW-SE Geological cross-section through the KCD orebody, elevation in metres AMSL
3000 Lode
5000 Lode
9000 Lode
11000 Lode
12000 Lode
Fold axial plan
Mafic dyke
Carbonaceous shale
Chert
BIF
ACSA-A alteration
ACSA-B alteration
100m
Current KCD pit outline

AngloGold Ashanti Limited <R&R> 2021

KIBALI CONTINUED
Africa
Exploration
During 2021, KCD was the centre of exploration activities with continued underground Mineral Resource definition of the 11000,
9000 and 3000 lodes. Drilling is completed from dedicated
exploration drill drives particularly in the down and up plunges of the 3000 lodes, and down-plunge of the 5000, 9000 and new
11000 lodes.
Surface exploration continued to target the delineation of satellite deposits within the gaps between and along the structural
corridors of existing Mineral Resource and Ore Reserve.
Additionally, brownfields exploration continued across a number of satellite pits, including Sessenge, Gorumbwa, Pakaka, Kombokolo,
Mengu Hill and Ikamva. These pits are being drill tested for down-
plunge extensions to mineralisation to assess their economic viability for pit deepening and/or as smaller satellite underground operations to support the mine life extension outside of the existing life of mine (LOM).
Projects
At the end of 2021, Kibali delivered a fourth successive year of
>800kozpa total gold production, underpinned by robust plant performance with an annual throughput of 7,783kt.
A Prefeasibility Study (PFS) was successfully completed at both
Oere and Aerodrome pits, adding additional Proved and Probable
Ore Reserve and extending the Kibali open pit life to 2033. For a third successive year, Kibali more than replaced depletion of the
Ore Reserve. This has enabled the updated LOM plan to increase the utilisation of the installed plant capacity, with an average annual throughput of 7Mt and annual gold production in excess of
750koz sustained through to 2030.
In 2021, Kibali re-affirmed its commitment to ongoing biodiversity management through launching the Garamba Alliance, a
biodiversity partnership with the US Agency for International
Development designed to preserve this World Heritage park
through anti-poaching actions and other conservation initiatives.
This partnership is also designed to secure a sustainable
economic future for the local community surrounding the nearby
Garamba National Park.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other
Measured 5 x 10, 10 x 25 – – –
Indicated 30 x 40, 40 x 40 – – –
Inferred 80 x 80 – – –
Grade/ore control 5 x 10, 10 x 25 – – –
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Open pit Measured 6.96 2.24 15.58 0.50
Indicated 20.27 2.25 45.57 1.47
Inferred 3.69 2.10 7.76 0.25
Total
30.93
2.23
68.91
2.22
Underground Measured
14.31 4.63 66.27 2.13
Indicated 21.67 4.06 88.02 2.83
Inferred 6.59 3.03 19.98 0.64
Total
42.57
4.09
174.27
5.60
Stockpile
Measured
Indicated
Inferred
0.14
–
–
3.17
–
–
0.45
–
–
0.01
–
–
Total
0.14
3.17
0.45
0.01
Kibali
Total
73.65
3.31
243.63
7.83

AngloGold Ashanti Limited <R&R> 2021
KIBALI CONTINUED
Africa
27
Average
grade
above
cut-off
(g/t)
Tonnes
above
cut-off
(millions)
7
4
Estimation
Mineral Resource estimation is undertaken by Barrick in-house
Competent Persons or by approved external consultants. The
results of both diamond drilling (DD) and reverse circulation
(RC) drilling are used in the estimation process. 3D mineralised envelopes are established using grade and geology, and these are then statistically verified to confirm their validity for use in grade estimation. Appropriate domaining of homogeneous
zones is conducted whereby high-grade central core areas are modelled separately from the lower-grade surrounding halos.
Volumes are filled with block model cells and interpolated for density, rock type and grade – the latter using ordinary kriging.
Grade top cuts and restricted searches are applied to drill hole data to prevent the spread of high-grades during the estimation process. Drill hole spacing is used to guide the Mineral Resource classification. The open pit Mineral Resource is quoted within a limiting shell. The underground Mineral Resource is constrained by the application of optimised mineable Mineral Resource shapes, which applies reasonable mineability constraints including a minimum mining width, a reasonable distance from current or
planned development, and a measure of assumed profitability at the related Mineral Resource cut-off grade.
Grade tonnage curves
Kibali
Surface (metric)
40
35
30
25
20
15
10
5
0
Kibali
Underground (metric)
14 14
13
12
11
33
12
10
9
28
10
8
23
6 18
8
5
13
3
8
6
2
1 3 4
0 1 2 3 4 5 6 7 8 9 10
0 2 4 6 8 10
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Kibali
Measured
7.62
3.19
24.29
0.78
Indicated
19.82
2.76
54.63
1.76
Inferred
10.29
2.70
27.74
0.89
Total
37.74
2.83
106.66
3.43
The exclusive Mineral Resource for the open pits largely comprises Inferred Mineral Resource and tonnages that occur below the Ore
Reserve cut-off grade (due to a gold price difference). At the KCD deposit, it is also partially due to the selection of a fixed interface between open pit and underground mining areas. Both the open pit and underground Mineral Resource below the Ore Reserve mining cut-
off grade form a significant part of this material.
Tonnes above
cut-off (millions)
Average grade
above cut-off
(g/t)
Overview of Kibali

AngloGold Ashanti Limited <R&R> 2021

0.10
0.00 0.00
0.00
0.00 7.83
0.55 (0.01)
0.00
7.63 (0.44)
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
“At the end of 2021, Kibali delivered a fourth successive year of 800kozpa total gold production, underpinned by robust plant performance with an annual throughput of 7,783kt.”
KIBALI CONTINUED
Africa
Year-on-year changes in Mineral Resource
Kibali
Total (Moz)
8.0
7.8
7.6
7.4
7.2
7.0
6.8
Changes were largely as a result of exploration, with gains seen from the open pits, specifically from Oere, Pamao, KCD and Gorumbwa as well as from the initial Inferred Mineral Resource definition of the 11000 lode in the underground.
Inclusive Mineral Resource sensitivity
Kibali
25
20
15
10
5
0
-5
-10
-15
1,300
1,500
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,700
Ore Reserve
Ore Reserve
Open pit
Proved
4.84
2.28
11.03
0.35
Probable
11.79
2.51
29.56
0.95
Total
16.63
2.44
40.59
1.30
Underground
Proved
9.37
4.54
42.53
1.37
Probable
11.25
4.54
51.14
1.64
Total
20.63
4.54
93.67
3.01
Stockpile
Proved
0.14
3.17
0.45
0.01
Probable
–
–
–
–
Total
0.14
3.17
0.45
0.01
Kibali
Total
37.40
3.60
134.72
4.33
The Kibali Mineral Resource is sensitive to both an increase and decrease in gold price on an ounce basis for both the
open pit and underground. This is due to the geological
constraints placed on the high-grade underground
mineralisation which leaves lower-grade surrounding margin
that only becomes mineable at materially higher gold prices.
Ounces
(millions)
Percentage
change
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021
KIBALI CONTINUED
Africa
29
Estimation
The open pit Ore Reserve shell optimisations were run on the
Mineral Resource models. The process incorporated the mining layout, operating factors, stripping ratio, relevant cut-off grades and modifying factors for reporting the Ore Reserve. An open pit underground interface was set at 5,685mRL between the KCD
open pit and underground mine.
A cut-off grade analysis at $1,200/oz was used to determine a cut-
off grade of 2.02g/t for the underground mine. Longitudinal and transverse longhole open stoping methods with paste backfill are the current preferred mining methods. Underground stope designs were updated from the previously reported Ore Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution, backfill dilution and ore loss were applied to obtain the reported Ore Reserve.
Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered in the Kibali Feasibility Study
(FS) and have been updated as the project has developed.
Ore Reserve modifying factors
as at 31 December 2021
Gold price
$/oz
Cut-off
grade
g/t Au
Stoping
width
cm
Dilution
%
MRF
(% based on
tonnes)
MCF
%
MetRF
%
Open pit
1,200
1.50
–
10.0
97.0
97.0
89.0
Underground
1,200
2.02
2,990
4.7
91.6
97.0
90.0
Stockpile
1,200
1.76
–
–
–
97.0
89.0
Inferred Mineral Resource in annual Ore Reserve design
as at 31 December 2021
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Open pit
1.45
1.28
1.86
0.06
Underground
1.02
5.05
5.13
0.16
Total
2.47
2.83
6.99
0.22
With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process.
The updated business plan contains a total of 5% of Inferred Mineral Resource (on an ounce basis), which is predominantly scheduled from 2031 onwards. All Inferred Mineral Resource included in the business plan has had modifying factors applied to the Mineral
Resource and is planned to be mostly converted into Ore Reserve by the end of 2022. The added Inferred Mineral Resource is primarily from the Oere pit and KCD underground.
The current mine plan has no reliance on the Inferred Mineral Resource to support the economic viability of the project at the declared Ore
Reserve gold price of $1,200/oz.
Year-on-year changes in Ore Reserve
Kibali
Total (Moz)
5.0
4.5
4.0
3.5
3.0
2.5

The increase in Ore Reserve was primarily as a result of the conversion of the 3000 and 9000 lode extensions in the KCD underground and the addition of the Oere pit and growth in the Pamao pit due to exploration successes. The price used for pit optimisation at Pakaka and
Gorumbwa also changed from $1,000/oz to $1,200/oz which contributed to the increase seen.
0.00
0.00
2020
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Operational
Acquisition/
disposal/
2021
0.14
0.00
0.00
(0.41)
0.37
(0.00)
4.25
0.00
(0.02)
4.33
Ounces
(millions)

AngloGold Ashanti Limited <R&R> 2021

KIBAL
CONTINUED
Africa
Ore Reserve sensitivity
Kibali
4
2
0
-2
-4
-6
1,100
1,200
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,300
Competent Person
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
and Ore Reserve
Simon Bottoms(1)
Geological
Society of
London
(FGS CGeol)
1 023 769 13 years MGeo
(1)
Employed by Barrick as SVP, Africa and Middle East Mineral Resource Manager, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands
The Kibali underground Ore Reserve is insensitive to a small change in gold price because it is geologically constrained, and the Ore Reserve designs effectively mine the entire high-
grade shoots, with the surrounding halo of mineralisation
providing dilution. The open pit Ore Reserve has a limited
sensitivity due to data constraints within the higher
confidence Measured and Indicated Mineral Resource.
Percentage
change
Aerial view of the Aerodrome pit at Kibali

AngloGold Ashanti Limited <R&R> 2021
Bolgatanga
Tamale
Operation
Project
0
150km
GHANA
Kumasi
1
Accra
Legend
Obuasi(1)
2
1
duapriem
(1)
Obuasi’s redevelopment project began in 2019
Tarkwa
2
Skondi Takoradi
GHANA
Africa
AngloGold Ashanti has two mines in Ghana.
Obuasi and Iduapriem are both wholly owned by
AngloGold Ashanti.
Obuasi, currently in a redevelopment phase, is an underground mine operating at depths of up to 1,500m with a continuous
history of mining dating back to the 1890s and Iduapriem, an open pit mine.
Obuasi is located in the Ashanti region of southern Ghana,
approximately 60km south of Kumasi. Mining was temporarily
suspended at the end of 2014 while a series of economic studies progressed. Obuasi underground development restarted in the first half of 2019, with the first gold produced in December 2019. The operations' ramp up to 4,000tpd of ore tonnes mined was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021.
Iduapriem is located in western Ghana, some 85km from the coast and south of Obuasi, near the town of Tarkwa
Attributable production from Ghana was 310koz of gold in 2021, or 22% of the region’s production.
As at December 2021, the Mineral Resource (inclusive of Ore
Reserve) for Ghana was 32.7Moz (2020: 36.2Moz) and the Ore
Reserve was 10.9Moz (2020: 10.6Moz).
Inclusive Mineral Resource
2.2
Exclusive Mineral Resource
0.7
Ore Reserve
1.2
13.3
Moz
17.2
13.3
Moz
7.7
9.6
Moz
◼
◼
◼
Measured
◼
Indicated Inferred
◼
◼
◼
Measured
◼
Indicated Inferred
◼
◼
Proved
◼
Probable
3

AngloGold Ashanti Limited <R&R> 2021

IDUAPRIEM
Africa
Introduction
Property
description
Iduapriem Mine is owned by AngloGold Ashanti (Iduapriem) Limited, a company registered in Ghana. This is ultimately held by AngloGold Ashanti (Ghana) Limited (AAGL) which also operates the Obuasi Mine, and is also registered in Ghana. AAGL through successive hierarchal holdings is 100% held by the AngloGold Ashanti parent company. It is a multiple open pit operation that currently sources ore from the Block 3W, Ajopa, and Blocks 7 and 8 pits. More recently the Block 5 pit was re-instated in the mining plan.
Location
The mine is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa. Iduapriem Mine is bordered to the north by Gold Fields
Ghana Limited (Tarkwa Mine) and to the east by the Ghana Manganese Company Limited (a manganese mine in existence since the 1920s).
History
A FS was completed in 1990 and in October 1991, the then owners, Golden Shamrock Limited (Golden
Shamrock) began construction of a 1.36Mtpa semi-autogenous milling circuit and carbon-in-pulp (CIP)
plant. Mining commenced in August 1992 with the first gold pour achieved in September of that year.
Golden Shamrock was acquired by Ashanti Goldfields Company Limited (Ashanti) in 1996. In 2000, a portion of the non-operational Teberebie Goldfields Limited company (a subsidiary of Pioneer Goldfields Limited) was purchased resulting in an increased Ore Reserve and LOM. In 2002, Ashanti upgraded the plant capacity to
4Mtpa, and in 2004 AngloGold merged with Ashanti to become AngloGold Ashanti. In 2009 the plant capacity was further extended to the current 5.2Mtpa. The Iduapriem heap leach started in 1996 and continued until 2006 when the low-grade oxide material was depleted. Teberebie Goldfields had started heap leaching from the onset in 1992. After the acquisition, Ashanti continued the Teberebie heap leach, but it was closed down in 2006 when low-grade oxide was depleted.
Legal aspects
and tenure
Iduapriem comprises the following mining leases:
•
Iduapriem Concession LVB1539/89 covering 36.47km2
•
Ajopa Concession LVB/WR326/09 covering 46.12km2
•
Teberebie Concession LVB3722H/92 covering 28.98km2
•
Ajopa South West Concession (LR# 1109/1999) covering 28.10km2
All four mining leases are valid until February 2035. All the leases in respect of the Iduapriem Mine have been duly ratified in accordance with Ghanaian law.
Mining method
Iduapriem Mine is an open pit mine which makes use of the mining contractor, AMAX Mining Services. It uses conventional drill and blast, with truck and excavator load and haul.
Operational
infrastructure
Surface infrastructure associated with Iduapriem’s operation includes a primary crusher, overland conveyor,
CIL processing plant next to the main office building, a TSF and four camp areas for contractors and company employees. Tarkwa town is also adjacent to the tenement. Power is supplied to the mine by the Volta River
Authority and Ghana Grid Company Limited (GRIDCo).
Mineral
processing
The current processing plant treats free-milling material from open-cast mining, by a conventional crush with a semi-autogenous ball milling circuit and cyanide leach. Iduapriem operates a two-stage crushing circuit consisting of a 54-75 primary gyratory crusher and two GP550 gyratory crushers for secondary crushing. The
Iduapriem treatment plant has two semi-autogenous grinding mills (SAG mills) and two ball mills which run in two parallel circuits, each with a SAG mill and a ball mill.
Risks
Power reliability, slope or high wall stability (rockfall potential), and inrush or inundation (flooding of pits, TSFs, and infrastructure) are considered potential risks or uncertainties in the Mineral Resource and Ore Reserve estimate. Mitigation plans are in place to manage these risks.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output. Certificates of sign-off have been received to state that the
Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code.

AngloGold Ashanti Limited <R&R> 2021
IDUAPRIEM CONTINUED
Africa
33
Map showing the location, infrastructure and mining licence area for Iduapriem, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

Legend
$1,500/oz Mineral Resource shell
Current topography
Faulted conglomerate
Drill hole trace
IDUAPRIEM CONTINUED
Africa
Geology
Iduapriem Mine is located within the Tarkwaian Group which
forms part of the West African Craton that is covered to a large extent by metavolcanics and metasediments of the Birimian
Supergroup. In Ghana, the Birimian terrane consists of northeast-
southwest trending volcanic belts separated by basins, and the
Tarkwaian Group was deposited in these basins as shallow water deltaic sediments. The Tarkwaian lithologies are considered
to represent the erosion products that accumulated following uplift and deformation of the underlying Birimian rocks during the Eburnean orogeny. The basins (grabens) are believed to have formed as a result of rifting, preferentially in the central parts of the Birimian volcanic belts. The Tarkwaian Group consists of a thick sequence of clastic metasedimentary rocks that have
undergone low-grade regional metamorphism.
Deposit type
At Tarkwa, the entire Tarkwaian Group has been folded into a broad syncline and is locally referred to as the Tarkwa Syncline.
The Banket Series Formation comprises a sequence of
individual quartz pebble conglomerates (Banket beds), breccia conglomerates and metasandstones (also called quartzites and grits). All known gold mineralisation within the Banket Formation is associated with the conglomerates and is found within the matrix that binds the pebbles together. Gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit the bigger and/or more pebbles present, the higher the gold grade. The upper stratigraphic limit of the Banket
Series Formation is marked by the hangingwall quartzite which exhibits well-developed and characteristic trough- and cross-
bedded haematitic black sand banding. The hangingwall quartzite also contains thin discontinuous grit interbeds. Dykes and sills of doleritic composition intrude the sedimentary sequence and frequently occur adjacent to complex structural zones.
Mineralisation style
There are four recognised conglomerate reefs namely A, B, C, and D which are equivalent to the Tarkwaian Sub-basal, Basal
(or Main), Middle (or West), and Breccia Reefs respectively.
The B and C reefs are oligomictic, and consist of well-sorted conglomerates and were mined underground in some areas
more than a century ago. The A and D reefs have a lower gold tenor and are polymictic containing both well-rounded and
angular fragments. Gold is found within the matrix that binds the pebbles together. The gold content is a function of the size and amount (packing) of quartz pebbles present within
a conglomeratic unit – more pebbles present suggests more
gold. The gold is fine-grained, particulate and free-milling
(i.e. not locked up with quartz or iron oxides). Mineralogical studies indicate that the grain size of native gold particles ranges between 2 and 500 microns (0.002 to 0.5mm) and averages
130 microns (0.13mm). The thickness of the main mineralised
B and C reefs are approximately 15m and 6m respectively. The mineralised sequence dips at angles varying from steep and
sub-vertical, at Blocks 1 and 2, to steep (70° to 80° north dipping)
towards Block 3 East. The dip continues to be shallower at
Block 3 West (50°), through Blocks 4 and 5 (45°) to become
35° at Block 7 South and 30° at Block 8. At Ajopa, the average dip is 50° to 60°. At Blocks 7 and 8, the western limb of the syncline extends over 4km on the property, with the eastern limb reaching the surface just beyond the eastern boundary of the concession.
The western and the eastern limbs outcrop about 4km apart with the mineralised horizons buried some 400m below the surface at the centre of the syncline.
Mineralisation characteristics
The gold is fine-grained, free milling and not associated
with sulphides.
3D Geological overview of Blocks 7 and 8 (Cuts 5 and 6), elevation in mRL*
* mRL expressed in mine grid which includes an approximate addition of 1,480m to the AMSL Z elevation

AngloGold Ashanti Limited <R&R> 2021
IDUAPRIEM CONTINUED
Africa
35
Exploration
Exploration activities during 2021 focused on Ore Reserve
conversion drilling at Block 1 central, Block 5, Blocks 7 and 8, and
Mineral Resource conversion at Ajopa south, Block 5 extension.
Exploration upside target drilling was carried out at Blocks 2 and
3, and Badukrom. Continued Mineral Resource conversion drilling at Block 1 and Block 5 extension added 640koz of total Mineral
Resource to Iduapriem.
At Iduapriem 63,292.6m was drilled in 2021, comprising
36,235.6m (DD) and 7,057m (RC). Exploration focused on Mineral
Resource conversion drilling at Block 1, Block 5, Block 5 extension,
Ajopa South and Block 3.
Regional mapping and geochemical sampling at Ajopa South West prospect commenced during the year as well as auger drilling at
Mile 8 and Mile 5W targets.
At Block 1, eleven infill drill holes were drilled to convert Inferred
Mineral Resource to Indicated Mineral Resource. Significant
intersections were returned for samples submitted from all drill holes.
At Block 5 and Block 5 extension, 2,080m of RC and 9,348.60m of
DD were drilled with significant intersections returned. Exploration works at Ajopa South West resulted in 65.38km of line cutting and geochemical sampling. Infill auger drilling at Mile 8 and Mile 5W hydrothermal targets commenced with 1,097 sample points/auger pegs planned from seven priority targets.
Projects
Major projects underway at Iduapriem include the development of a new TSF, tertiary crusher as well as a resettlement project to relocate the community within Mile 5 to outside the lease area.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Measured
20 x 15
–
–
–
Indicated
50 x 75
–
–
–
Inferred
100 x 100
–
–
–
–
Grade/ore control
20 x 15
–
–
–
–
In general, 100 x 100m drill hole spacing is used to define the extent and geometry of an anomaly. The majority of the Mineral Resource area has been drill tested at a spacing of a 100 x 100m with the spacing closed up to 50 x 75m for the shallower, Indicated Mineral Resource.
The appropriate grid for each phase is optimised for each project based on the geometry of the mineralisation, the continuity of geology and grade, and mining experience from the pits.
In some cases, the data spacing may be reduced where structural complexity is encountered. Apart from the major fault structures, geological continuity is considered to be very good with the conglomerate reefs being laterally consistent and continuous.
Open pit mining at Blocks 7 and 8 - Cut 2, at Iduapriem
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other

AngloGold Ashanti Limited <R&R> 2021

IDUAPRIEM CONTINUED
Africa
Inclusive Mineral Resource
Ajopa Measured – – – –
Indicated 7.19 1.45 10.42 0.34
Inferred 4.16 1.40 5.82 0.19
Total
11.35
1.43
16.24
0.52
Block 1 Measured – – – –
Indicated 7.47 1.81 13.55 0.44
Inferred 0.09 1.61 0.14 0.00
Total
7.56
1.81
13.69
0.44
Block 3W Measured 0.65 1.04 0.67 0.02
Indicated 0.58 1.15 0.67 0.02
Inferred 0.32 1.18 0.38 0.01
Total
1.55
1.11
1.72
0.06
Block 5 Measured – – – –
Indicated 7.06 1.32 9.29 0.30
Inferred 0.38 1.31 0.50 0.02
Total
7.44
1.32
9.79
0.31
Blocks 7 and 8 (other) Measured – – – –
Indicated 21.43 1.54 33.03 1.06
Inferred 17.87 1.59 28.47 0.92
Total
39.30
1.57
61.50
1.98
Blocks 7 and 8 Cut 2A Measured – – – –
Indicated
Inferred
5.51
–
1.73
–
9.52
–
0.31
–
Total
5.51
1.73
9.52
0.31
Blocks 7 and 8 Cut 2B Measured – – – –
Indicated 4.80 1.67 7.99 0.26
Inferred 0.01 1.88 0.02 0.00
Total
4.81
1.67
8.02
0.26
Blocks 7 and 8 Cut 2C Measured – – – –
Indicated 4.93 1.71 8.45 0.27
Inferred 1.19 1.72 2.06 0.07
Total
6.12
1.72
10.50
0.34
Blocks 7 and 8 Cut 5A Measured – – – –
Indicated
Inferred
5.46
–
1.63
–
8.93
–
0.29
–
Total
5.46
1.63
8.93
0.29
Blocks 7 and 8 Cut 5B
Measured – – – –
Indicated 7.94 1.62 12.87 0.41
Inferred 0.55 1.75 0.96 0.03
Total
8.49
1.63
13.84
0.44
Blocks 7 and 8 Cut 6
Measured – – – –
Indicated 9.81 1.53 14.99 0.48
Inferred 0.01 1.10 0.02 0.00
Total
9.83
1.53
15.00
0.48
Stockpile (full grade ore)
Measured
Indicated
Inferred
1.56
–
–
0.69
–
–
1.07
–
–
0.03
–
–
Total
1.56
0.69
1.07
0.03
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021
IDUAPRIEM CONTINUED
Africa
37
Inclusive Mineral Resource continued
Tonnes Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Stockpile (other)
Measured
–
–
–
–
Indicated
10.80
0.57
6.16
0.20
Inferred
2.76
0.68
1.88
0.06
Total
13.56
0.59
8.03
0.26
Stockpile (marginal ore)
Measured
1.47
0.56
0.83
0.03
Indicated
Inferred
6.23
–
0.67
–
4.17
–
0.13
–
Total
7.70
0.65
5.00
0.16
Iduapriem
Total
130.22
1.40
182.84
5.88
All open pit Mineral Resource is estimated within a $1,500/oz pit shell and at variable economic cut-off grades depending
on the deposit.
Estimation
The geological model for each orebody comprises 3D wireframes of the faults and of the various conglomerate reefs that host the gold mineralisation. In some cases, late barren dolerite intrusions are also modelled as 3D wireframes. The interpretations are
completed using geological mapping and drill hole grades,
lithology logs and structural measurements.
2.5 x 2.5 x 3m is used to ensure the geological model is captured in the block model with sufficient resolution. Search parameters are optimised for each domain to ensure robust estimates, with particular attention paid to the reduction of negative kriging weights, and improvement in the slope of regression and kriging efficiency. The maximum distance of extrapolation does not
exceed half of the variogram range for each estimation domain.
Grade tonnage curve
Iduapriem
Surface (metric)
The drill samples are composited to 1m intervals honouring the geological boundaries, as 1m is the prevailing length of sampling.
Grade capping is applied to control the influence of extreme values within the reefs. The capping is kept to a minimum, generally not exceeding 0.5% of the samples within each estimation domain.
The various sub-units within the conglomerate reefs are treated as separate estimation domains. Semi-variograms are modelled from the composited samples of each estimation domain. The grade
estimation is done by ordinary kriging. The estimation panel block sizes for ordinary kriging are between 20 x 20 x 24m to 25 x 25 x
24m to optimally suit the sampling grid used in the delineation of the Indicated Mineral Resource. Sub-celling of 2.5 x 2.5 x 1m to
120
110
100
90
80
70
60
50
0.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
Tonnes above cut-off Average grade above cut-off
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Iduapriem
Measured
1.52
0.72
1.10
0.04
Indicated
41.39
1.37
56.69
1.82
Inferred
27.34
1.47
40.24
1.29
Total
70.25
1.40
98.04
3.15
The exclusive Mineral Resource is that part of the Mineral Resource that is not converted to an Ore Reserve. It is defined as the Mineral
Resource that is outside the current Ore Reserve designs, but inside the Mineral Resource shells and includes the Inferred Mineral
Resource within the Ore Reserve design, as well as all the Mineral Resource within the Ore Reserve design that rests between the Mineral
Resource and Ore Reserve cut-offs. The exclusive Mineral Resource gives an indication of the future potential of the deposit. This material could be converted to Ore Reserve by an increase in gold price, a reduction in costs and an upgrade in geological confidence.
Tonnes above
cut-off (millions)
Average grade
above cut-off (g/t)
0.4 0.6 0.8 1.0 1.2 1.4
Cut-off grade (g/t)

AngloGold Ashanti Limited <R&R> 2021

6.68 (0.23)
0.35 (1.15)
0.44
0.00 0.00
(0.20)
0.00
0.00
5.88
IDUAPRIEM CONTINUED
Africa
Year-on-year changes in Mineral Resource
Iduapriem
Total (Moz)
8
7
6
5
4
Significant reductions due to model changes occurred at Blocks 7 and 8 and Block 3W. Re-interpretation of the dyke width and strike extent occurred in the deeper portions of Blocks 7 and 8 after the completion of new exploration drilling. Closer spaced grade control drilling at Block 3W resulted in a decrease in model grades. This resulted in lower volumes in the new optimised shell and subsequent ounce loss. Lower costs resulting from a new long-term contract resulted in additions.
Inclusive Mineral Resource sensitivity
Iduapriem
20
15
10
5
0
-5
-10
-15
-20
-25
1,300
1,500
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,700
The percentage change (in tonnes, grade and ounces)
at a lower ($1,300/oz) and a higher ($1,700/oz) Mineral
Resource gold price is shown in the graph. The Mineral
Resource is highly sensitive to a drop in the gold price
and very sensitive to an increase in gold price on an ounce
and tonnes basis.
Ounces
(millions)
Percentage
change
2020 Depletion Exploration Methodology Cost Geotechnical Price Metallurgical Other
Acquisition/
disposal
2021
Reverse circulation exploration drilling at Iduapriem

AngloGold Ashanti Limited <R&R> 2021
IDUAPRIEM CONTINUED
Africa
39

Ore Reserve
Ore Reserve
Ajopa
Proved
Probable
–
3.33
–
1.68
–
5.59
–
0.18
Total
3.33
1.68
5.59
0.18
Block 5
Proved
Probable
–
4.98
–
1.35
–
6.73
–
0.22
Total
4.98
1.35
6.73
0.22
Blocks 7 and 8 Cut 2A
Proved
Probable
–
5.54
–
1.67
–
9.26
–
0.30
Total
5.54
1.67
9.26
0.30
Blocks 7 and 8 Cut 2B
Proved
Probable
–
4.64
–
1.66
–
7.70
–
0.25
Total
4.64
1.66
7.70
0.25
Blocks 7 and 8 Cut 2C
Proved
Probable
–
5.02
–
1.67
–
8.37
–
0.27
Total
5.02
1.67
8.37
0.27
Blocks 7 and 8 Cut 5A
Proved
Probable
–
4.69
–
1.54
–
7.22
–
0.23
Total
4.69
1.54
7.22
0.23
Blocks 7 and 8 Cut 5B
Proved
Probable
–
7.79
–
1.53
–
11.93
–
0.38
Total
7.79
1.53
11.93
0.38
Blocks 7 and 8 Cut 6
Proved
Probable
–
9.78
–
1.48
–
14.47
–
0.47
Total
9.78
1.48
14.47
0.47
Stockpile (full grade ore)
Proved
Probable
1.56
–
0.69
–
1.07
–
0.03
–
Total
1.56
0.69
1.07
0.03
Stockpile (other)
Proved
Probable
–
5.26
–
0.74
–
3.88
–
0.12
Total
5.26
0.74
3.88
0.12
Stockpile (marginal ore) Proved 0.59 0.66 0.39 0.01
Probable 6.23 0.67 4.17 0.13
Total
6.82
0.67
4.56
0.15
Iduapriem
Total
59.40
1.36
80.78
2.60
The Ore Reserve estimate for Iduapriem Mine is based on the
development of appropriately detailed and engineered LOM plan.
For each deposit, the Mineral Resource was depleted by the
projected pit face positions for 31 December 2021.
Estimation
The 3D Mineral Resource models are used as the basis for the
Ore Reserve. An ore envelope is developed using the Mineral
Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. An appropriate mining layout is utilised and incorporates mining extraction losses and dilution factors.
The Ore Reserve is estimated within mine designs, using modifying factors based on actual mining and detailed analysis of cut-off grade, geotechnical, environmental, productivity considerations and the requirements of the mining fleet. The upper portions of the
Ajopa deposit have been discounted for the estimated depletion by artisanal miners. This discount factor has been derived from observation and estimates based on the Mineral Resource model.
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

IDUAPRIEM CONTINUED
Africa
Ore Reserve modifying factors
Cut-off
RMF
RMF
MRF
MRF
Gold price
grade
(% based
(% based
(% based
(% based
MCF
MetRF
as at 31 December 2021
$/oz
g/t Au
on tonnes)
on g/t)
on tonnes)
on g/t)
%
%
Ajopa
1,200
0.85
100.0
100.0
100.0
96.0
100.0
95.9
Block 5
1,200
0.80
100.0
100.0
94.0
98.0
100.0
95.9
Blocks 7 and 8 (all Cuts)
1,200
0.80
100.0
100.0
100.0
96.0
100.0
95.9
Stockpile (full grade ore)
1,200
0.80
100.0
100.0
100.0
100.0
100.0
93.0
Stockpile (other)
1,200
0.60
100.0
100.0
100.0
100.0
100.0
93.0
Stockpile (marginal ore)
1,200
0.60
100.0
100.0
100.0
100.0
100.0
93.0
The commodity price of $1,200/oz has been used for the pits and cuts for the Iduapriem Ore Reserve estimates. Other factors such as cut-
off grade, mining recovery factor (MRF), and metallurgical recovery factor (MetRF) were dependent on the various pits and cuts.
Load and haul operations in the pit at Iduapriem Mine

AngloGold Ashanti Limited <R&R> 2021
IDUAPRIEM CONTINUED
Africa
41
0.00
0.14
0.00 0.00
2.60
0.71 0.00
1.91
(0.22)
0.22
(0.16)
0.00
Inferred Mineral Resource in annual Ore Reserve design*
as at 31 December 2021
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Ajopa
0.37
2.27
0.84
0.03
Block 5
0.17
1.26
0.21
0.01
Blocks 7 and 8 Cut 2C
1.19
1.63
1.93
0.06
Blocks 7 and 8 Cut 5B
0.53
1.65
0.88
0.03
Blocks 7 and 8 Cut 6
0.01
1.04
0.01
0.00
Total
2.27
1.71
3.87
0.12
* Inferred Mineral Resource including lower confidence material
With appropriate caution, a portion of the Inferred Mineral Resource was included in pit design phase of the business plan process. This accounts for 5% of the Ore Reserve plan of 11 years. No Inferred Mineral Resource is considered in Ore Reserve reporting.
Year-on-year changes in Ore Reserve
Iduapriem
Total (Moz)
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2

The net increase is primarily due to the decrease in costs resulting from signing a new mining contract and operational changes.
Ore Reserve sensitivity
Iduapriem
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
1,100
1,200
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,300
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Charles Kusi-Manu
MAusIMM
205 238
31 years
MSc, MBA, Dip (Geological
Engineering), Postgraduate
Certificate (Geostatistics)
Ore Reserve
Justice Mashudu
ECSA
20 090 050
21 years
BSc Hons (Mining Engineering)
The percentage change (in tonnes, grade and ounces) at a
lower ($1,100/oz) and a higher ($1,300/oz) Ore Reserve gold
price is shown in the graph. The Ore Reserve is insensitive to changes in gold price on an ounce, tonnes and grade basis.
Ounces
(millions)
Percentage
change c
2020
Depletion Exploration Methodology Price Cost
Geotechnical Metallurgical Operational
Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

OBUASI
Africa
Introduction
Property
description
Obuasi Gold Mine is owned and operated by AngloGold Ashanti Limited. All required mineral rights to the property are held by the company. The mine is an underground operation, and it has been in operation since
1897 (more than 120 years). It has been owned and operated by AngloGold Ashanti since 2004.
Location
Obuasi Gold Mine is located in the municipality of Obuasi, in the Ashanti region of Ghana, about 240km northwest of the capital Accra and 60km south of Kumasi.
History
Obuasi Mine has a long mining history dating back to 1897. It has been owned and operated by various operators during this time. The current operator became involved in 2004 following the merger of the former
AngloGold Limited of South Africa and the Ashanti Goldfields Company Limited of Ghana. However, for several years leading up to 2014, the mine began to struggle due to ailing infrastructure and outdated methodologies. It was realised that significant rationalisation and/or replacement of current infrastructure would be necessary to enable the delivery of better utilisation and productivity metrics.
In 2014, a FS commenced that considered the optimum mining methodology and schedules for the underground mine, based on modern mechanised mining methods and refurbishment of underground, surface and process plant infrastructure. During this time, Obuasi operated in a limited operating phase with underground activities essentially restricted to continued development of the Obuasi deeps decline and underground infill drilling.
The limited operating phase was brought to a halt after an incursion by illegal miners on Obuasi's concession in February 2016 at which point the mine was placed under care and maintenance. The study however continued and in 2017, a favorable FS was completed and indicated a strong technical and economical case with an anticipated 20-year mine life. In 2018 approval was received from the AngloGold Ashanti board and the government of Ghana to proceed with the project. The redevelopment project subsequently kicked off in 2019.
The operations' ramp up to 4,000tpd of ore tonnes mined was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021.
Legal aspects
and tenure
The Obuasi Gold Mine concession previously covered an area of 474km2 and had 80 communities within a
30km radius of the mine. This was reduced to 201.46km2 in March 2016 and further reduced to 141.22km2 in January 2021. This was due to two separate applications to surrender certain areas of the lease that were situated within various villages and townships in the region to the Ghanaian government. The remaining
141.22km2 comprises three mining leases:
•
Obuasi mining lease covering 87.48km2
•
Binsere 1 mining lease covering 29.03km2
•
Binsere 2 mining lease covering 24.71km2
The Obuasi mining lease will expire on 4 March 2054 and the Binsere leases in April 2028. The leases are covered by a development agreement and tax concession agreement with the government of Ghana and all leases are renewable.
Mining method
Obuasi is an underground operation utilising both vertical shafts and declines as main access routes to the underground workings. The mine has seen extensive historical mining activities with varying applications of different mining methods to date. The current LOM design employs mostly the Long Hole Open Stoping (LHOS)
mining method for ore extraction. LHOS is a highly selective and productive method of mining that can be employed for orebody of varying thicknesses and dips. The three main distinct variations of the LHOS used at
Obuasi are Longitudinal Retreat Stoping (LRS), Longitudinal Open Stoping (LOS) and Transverse Open Stoping
(TOS). The Blind Upper Stoping (BUS) is a form of LRS or TOS used for partial sill pillar recovery.

AngloGold Ashanti Limited <R&R> 2021

OBUASI CONTINUED
Africa
Introduction continued
Operational
infrastructure
Existing infrastructure includes a 2.2Mtpa processing plant with flotation and bacterial oxidation (BIOX), underground development, hoisting shafts and associated infrastructure, emergency standby power and water reticulation, office complexes, workshops and company housing estates. Power is supplied to the mine by the
Volta River Authority and GRIDCo.
Mineral
processing
The plant is configured for both conventional and flash flotation and BIOX treatment which is required for the refractory sulphide ore. The gravity gold recovery system is an integrated system with Knelson concentrators and inline leach reactors.
Risks
All available, appropriate data has been used for Mineral Resource estimation. This includes historical geological and survey data collected over several decades prior to the merger of AngloGold and Ashanti
Goldfields Company Limited in 2004. The risk or uncertainty in the estimates associated with the inclusion of the historical geological data has been mitigated by a comprehensive data validation project completed by a team of geologists between 2015 and 2018, which included the re-logging of all available holes below 50 Level.
With regards to the historical survey data, given the mine's long history, there is uncertainty in the reliability of some of the previous mining volumes. Certain measures have been taken to lessen this risk including large-
scale sterilisations for unreachable or extensively mined areas, or downgrades to the Inferred Mineral Resource category to reflect reduced confidence. However, verification of this historical information is ongoing and there may be additions and subtractions over time as further assessments are made, areas become accessible and more detailed investigations can be undertaken.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output. Certificates of sign-off have been received to state that the
Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code.
George Cappendell Ventilation Shaft fan station

AngloGold Ashanti Limited <R&R> 2021

OBUASI CONTINUED
Africa
Map showing the location, infrastructure and mining licence area for Obuasi Gold Mine. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

W E
W
E
Legend
Topography
Planned stopes
Mined-out stopes
Development
Drill holes
OBUASI CONTINUED
Africa
W-E Section in local grid, showing Sansu and Block 8 drilling and underground workings, elevation mRL*
*mRL = 1.18m AMSL
Geology
The mine is located within the Obuasi concession area in
southwestern Ghana along the northeasterly striking Ashanti
volcanic belt. The deposit is one of the most significant Proterozoic gold belts discovered to date. The Ashanti belt predominantly comprises sedimentary and mafic volcanic rocks, and is the most prominent of the five Birimian Supergroup gold belts found in Ghana.
Deposit type
The Birimian was deformed, metamorphosed and intruded by syn-
and post-tectonic granitoids during the Eburnean tectonothermal event around two billion years ago. Folding trends are dominantly north-northeast to northeast. Elongate syn-Birimian basins
developed between the ridges of the Birimian system and these were filled with the Tarkwaian molasse sediments made up
primarily of conglomerates, quartzose and arkosic sandstones and minor shale units. Major faulting has taken place along the same trends.
The Upper Birimian metasediments and metavolcanics are
characterised and defined by argillaceous and fine to intermediate arenaceous rocks. These rocks are represented by phyllites,
metasiltstones, metagreywackes, tuffaceous sediments, ash tuffs and hornstones in order of decreasing importance. Adjacent to the shear zones, these rocks are replaced by sericitic, chloritic and carbonaceous schists, which may be graphitic in places. Multiple lodes are a common feature.
Mineralised shears are found in close proximity to the contact with harder metamorphosed and metasomatically altered intermediate to basic Lower Birimian volcanics. The competency contrast
between the harder metavolcanic rocks to the east and the more argillaceous rocks to the west is thought to have formed a plane of weakness. During crustal movement, this plane became a zone of shearing and thrusting coeval with the compressional phases.
Mineralisation style
Gold mineralisation is associated with, and occurs within,
graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and
sulphide hydrothermal alteration and occur in tightly folded
Upper Birimian schists, phyllites, metagreywackes and tuffs, along the eastern limb of the Kumasi anticlinorium.
Mineralisation characteristics
Two main ore types are present, namely quartz vein and sulphide ore. The quartz vein type consists mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. This ore type is generally nonrefractory. The sulphide ore type is characterised by the inclusion of gold in the crystal structure of arsenopyrite minerals.
Higher gold grades tend to be associated with finer grained
arsenopyrite crystals. The sulphide ore is generally refractory.

AngloGold Ashanti Limited <R&R> 2021

*mRL = 1.18m AMSL
FW Lode 6
FW Lode 8
HW Lode
HW Lode 2
Metasediments
Metavolcanics
Obuasi Fissure
Graphite
HW/FW Shears
Vein Quartz
Legen
FW Lode 7
E
W
OBUASI CONTINUED
Africa
A typical E-W geological cross-section for south of the Obuasi Mine, showing the footwall (FW) and hangingwall (HW) lodes, elevation in mRL*
-500mRL
-600mRL
-700mRL
100m
*mRL = 1.18m AMSL
Exploration
A substantial amount of exploration work has been carried out for the mine over several decades. Prior to the redevelopment of the mine in 2019, underground DD was carried out by an in-house drilling department and combined with systematic underground mapping
and extensive reef drive and crosscut channel sampling. Since redevelopment, underground mapping activities have continued, but crosscuts and reef drives are no longer sampled. It has been fully replaced by diamond drill sampling which is being done by drilling contractors Boart Longyear™ and Westfield Drilling Limited™.
During 2021, infill drilling focused on 41 and 32 Levels, while the expensed drilling targeted the George Cappendell Shaft (GCS)
top (Block 8). The GCS top area has extensive historical mining, however the block has further opportunity for Mineral Resource identification and definition with the planned drilling programme.
The upside potential focused on is between 900 Level to 1400 Level.
The strategy is to make use of the existing stockpile cuddies along the main decline and drill from 8 Level towards 14 Level. A total of
10,998m have been planned for the area, results are showing that continuity and grades are improving as the drilling extends down-dip and plunge.
The focus of the definition and infill drilling during the year was to upgrade areas in Blocks 8L and 10 from Inferred to Indicated
Mineral Resource and ultimately prepare it for mining by doing the last phase of grade control drilling. The strategy is to use 32 and
41 Levels as the main drilling platforms and target the area below
32 and 41 Levels respectively.
The Block 10 area lies along the trend of a flat plunging shoot of approximately 380m vertical extent, where the current geological interpretation shows wider mineralisation with multiple lodes. A total of about 32,000m is being drilled on 41 Level. Results from the drilling show that the dip of the Obuasi Fissure, which is the main drill target, appears to steepen and roll over an easterly plunging felsic igneous body. High-grade mineralised quartz veins

AngloGold Ashanti Limited <R&R> 2021

OBUASI CONTINUED
Africa
seem to be concentrated around the margins of this felsic igneous body creating a drill target at depth. Where tighter spaced drilling has already been done into the area, elevated metal content has been observed.
The shear zone, within which the mineralisation in Block 8 is focused, is around the 12/74 fissure which links the Obuasi
Fissure to the east with a network of carbonaceous shears on the margin of the Sansu dyke to the west. The Obuasi and 12/74 fissures splay apart at the eastern end of Block 8 with the Obuasi
Fissure continuing in a west-northwest direction. A total of about
16,000m is being drilled from the 32 Level platform targeting the mineralisation below the platform. Results show a continuous
Obuasi Fissure below 32 Level but with strong display of pinch and swell characteristics.
Projects
The Obuasi redevelopment project kicked off in 2019 and it
has been carried out in three phases. The construction parts of the first two phases of the project have been completed which mainly related to the process plant upgrade and initial surface-
and underground infrastructure works. The operations' ramp up to 4,000tpd of ore tonnes mined was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021. Phase 3 of the project commenced in late 2021 and is expected to continue into 2023. It involves the refurbishment of the existing Kwesi Mensah Shaft (KMS) shaft and further construction of underground infrastructure to service the operations as mining progresses along strike.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Measured 15 x 15 – –
Indicated 60 x 60 – –
Inferred 90 x 90 – –
Grade/ore control 15 x 15 – –
DD and RC samples informed the open pit estimates. For underground estimation, diamond drill hole and channel samples were used.
Channel samples are no longer collected and have been fully replaced by DD.
Core trays of drilled exploration core samples are examined by geologists at Obuasi
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other

AngloGold Ashanti Limited <R&R> 2021

OBUASI CONTINUED
Africa
Inclusive Mineral Resource
Anyinam (open pit) Measured 0.00 2.50 0.01 0.00
Indicated 0.45 3.54 1.59 0.05
Inferred 1.02 4.23 4.32 0.14
Total
1.47
4.02
5.92
0.19
Gyabunsu–Sibi (open pit) Measured 0.05 4.00 0.21 0.01
Indicated 0.05 3.48 0.16 0.01
Inferred
0.28 3.97 1.13 0.04
Total
0.38
3.92
1.50
0.05
Above 50 Level – Block 1 Measured – – – –
Indicated 7.80 6.00 46.86 1.51
Inferred 2.40 5.90 14.15 0.45
Total
10.20
5.98
61.01
1.96
Above 50 Level – Block 2 Measured – – – –
Indicated 9.12 8.59 78.39 2.52
Inferred 3.06 5.09 15.58 0.50
Total
12.19
7.71
93.98
3.02
Above 50 Level – Block 8 Measured 4.58 9.47 43.35 1.39
Indicated
12.13 4.97 60.33 1.94
Inferred 2.92 4.51 13.17 0.42
Total
19.63
5.95
116.85
3.76
Above 50 Level – Block 10 Measured 0.90 9.90 8.88 0.29
Indicated 10.67 7.07 75.44 2.43
Inferred 4.41 5.58 24.63 0.79
Total
15.98
6.82
108.94
3.50
Above 50 Level – Adansi Measured – – – –
Indicated 2.99 12.86 38.46 1.24
Inferred 2.66 9.53 25.39 0.82
Total
5.66
11.29
63.85
2.05
Above 50 Level – Côte d'Or
Measured
Indicated
Inferred
–
–
24.71
–
–
7.85
–
–
193.88
–
–
6.23
Total
24.71
7.85
193.88
6.23
Above 50 Level – Sansu Measured 1.38 9.51 13.15 0.42
Indicated 5.40 5.20 28.06 0.90
Inferred
2.48 4.19 10.41 0.33
Total
9.26
5.57
51.61
1.66
Below 50 Level – Block 11 Measured – – – –
Indicated 3.09 19.30 59.70 1.92
Inferred 2.47 16.81 41.52 1.34
Total
5.56
18.20
101.23
3.25
Below 50 Level – Block 14 Measured – – – –
Indicated 0.55 8.05 4.47 0.14
Inferred 3.72 8.19 30.48 0.98
Total
4.28
8.17
34.95
1.12
Obuasi
Total
109.32
7.63
833.70
26.80
The majority of the Mineral Resource is from underground sources with only a small proportion from open pits Anyinam and Gyabunsu-
Sibi. The Anyankyirem open pit was relinquished and returned to the government during the course of the year, and removed from the
Mineral Resource.
The surface Mineral Resource is constrained by pit optimisation and the underground Mineral Resource by optimised stope shapes. These shapes maximise the recovered Mineral Resource value above a cut-off while also catering for practical mining parameters. The cut-off grades are based on a gold price of $1,500/oz for underground and $1,600/oz for the open pit Mineral Resource.
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

OBUASI CONTINUED
Africa
Estimation
The estimation technique is ordinary kriging and the primary estimation unit size is 20 x 5 x 15m. This estimation unit size is representative of the underground mining units and is considered appropriate given the style of mineralisation and mining methods.
Compositing by length is employed and the influence of extreme grades are restricted by grade capping. Sample spacing is highly variable across the deposit and ranges from 10 x 10m (for grade control areas) up to 200 x 200m (for exploration targets). However, for the Mineral Resource, the maximum extrapolation from data points is 100m. Any areas beyond this, are considered to be upside potential rather than Mineral Resource.
Grade tonnage curves
Obuasi
Surface (metric)
9
8
7
6
5
4
3
2
1
0

6.5
5.5
4.5
3.5
2.5
1.5
0.5
Obuasi
Underground (metric)
110 43
97
37
84
71
31
58 25
45
19
32
19
13
6
7
0 1 2 3 4 5 0 2 4 6 8 10 12 14 16 18 20
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off

Tonnes above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)
Tonnes
above
cut-off
(millions)
Average grade
above cut-off
(g/t)
Employees at the Obuasi processing plant

AngloGold Ashanti Limited <R&R> 2021

29.52
(0.09) (0.01)
(2.19)
0.00 0.00 0.00 0.00 0.00 (0.43)
26.80
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
OBUASI CONTINUED
Africa
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Obuasi
Measured
2.57
7.97
20.45
0.66
Indicated
25.81
7.04
181.57
5.84
Inferred
50.15
7.47
374.66
12.05
Total
78.52
7.34
576.68
18.54
This exclusive Mineral Resource consists of the portion of the Mineral Resource which has not been converted to Ore Reserve. This includes the open pits, the Inferred Mineral Resource component (which will require infill drilling for conversion to an Indicated Mineral
Resource), the material between the Ore Reserve and Mineral Resource gold prices and where further design work is required.
Mineral Resource below infrastructure
Obuasi
Measured
–
–
–
–
Indicated
3.65
17.59
64.17
2.06
Inferred
6.19
11.63
72.01
2.32
Total
9.84
13.84
136.17
4.38
The Mineral Resource below infrastructure is from areas below 50 Level. These areas have been extensively drilled but no infrastructure is currently in place to exploit it.
Year-on-year changes in Mineral Resource
Obuasi
Total (Moz)
32
31
30
29
28
27
26
25
The decrease is largely due to model changes and the relinquishment of the Anyankyirem open pit. The model changes came primarily from Adansi, Côte d'Or and Block 14, blocks which are in the historic mining areas in the north of the mine, where a review of the geological interpretation had been completed on the back end of data capture and validation exercises of all the historic information.
Inclusive Mineral Resource sensitivity
Obuasi
20
10
0
-10
-20
1,300
1,500
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,700
Obuasi is sensitive to changes in the Mineral Resource gold
price. The percentage change (in tonnes, grade and ounces)
at a lower ($1,300/oz) and a higher ($1,700/oz) gold price is shown in the graph. There is an approximate 7% upside in
ounces and an 8% downside in ounces when compared with
the reported price ($1,500/oz).
Ounces
(millions)
Percentage
change
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

OBUASI CONTINUED
Africa
Ore Reserve
Ore Reserve
Above 50 Level – Block 1
Proved
Probable
–
2.02
–
7.46
–
15.06
–
0.48
Total
2.02
7.46
15.06
0.48
Above 50 Level – Block 2
Proved
Probable
–
2.41
–
8.16
–
19.64
–
0.63
Total
2.41
8.16
19.64
0.63
Above 50 Level – Block 8 Proved 3.80 7.72 29.34 0.94
Probable 7.78 5.98 46.47 1.49
Total
11.58
6.55
75.80
2.44
Above 50 Level – Block 10 Proved 0.00 8.75 0.01 0.00
Probable 8.40 7.06 59.33 1.91
Total
8.40
7.06
59.34
1.91
Above 50 Level – Adansi
Proved
Probable
–
0.72
–
17.78
–
12.78
–
0.41
Total
0.72
17.78
12.78
0.41
Above 50 Level – Sansu Proved 0.93 8.09 7.53 0.24
Probable 2.22 6.01 13.33 0.43
Total
3.15
6.62
20.86
0.67
Below 50 Level – Block 11
Proved
Probable
–
2.53
–
21.18
–
53.54
–
1.72
Total
2.53
21.18
53.54
1.72
Obuasi
Total
30.80
8.34
257.02
8.26
Seven mining blocks comprising Sansu, Blocks 1, 2, 8, 10 and 11, and Adansi make up the key mining blocks from which the Ore Reserve is derived.
A loader underground at Obuasi
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

OBUASI CONTINUED
Africa
Estimation
The Ore Reserve estimation considers mining criteria for the economic cut-off grade and minimum mining width for the
anticipated mining method. All design and scheduling work is undertaken to an applicable level of detail by mine planning engineers in consultation with other technical specialists using
Datamine Studio UGTM and Enhanced Production SchedulerTM
(EPS) software.
The cut-off grade parameters used include projected mining,
processing, and general and administrative costs. An Ore
Reserve gold price of $1,200/oz was used. The cut-off grade also considers the MetRF (87% applied for all blocks), mining dilution and recovery, and tonne-kilometre haulage cost from all blocks as well as the fill type.
Stopes are designed using the Datamine Mineable Shape
OptimiserTM (MSO) Software where the outputs are further optimised
>by manual edits. The stope shapes are generated at section internals of 15 to 20m based on geotechnical guidance for each block. The
MSO allows the class field to be assigned to each stope generated.
The mine design is reviewed taking into consideration the updated stope shapes, existing development and future infrastructure need.
A LOM plan is generated which considers fleet and infrastructure capacities. All mining blocks are designed for the LHOS mining method. The Obuasi Ore Reserve is reported from the LOM plan and only includes Measured and Indicated Mineral Resource.
Ore Reserve modifying factors
Cut-off
MRF
MRF
Gold price
grade
Dilution
(% based on
(% based on
MCF
MetRF
as at 31 December 2021
$/oz
g/t Au
%
tonnes)
g/t)
%
%
Above 50 Level – Block 1 1,200 4.08 17.0 95.0 100.0 100.0 87.0
Above 50 Level – Block 2 1,200 4.18 17.0 95.0 100.0 100.0 87.0
Above 50 Level – Block 8 1,200 3.93 12.0 95.0 100.0 100.0 87.0
Above 50 Level – Block 10 1,200 4.25 17.0 95.0 100.0 100.0 87.0
Above 50 Level – Adansi 1,200 4.18 14.0 95.0 100.0 100.0 87.0
Above 50 Level – Côte d'Or 1,200 4.18 17.0 95.0 100.0 100.0 87.0
Above 50 Level – Sansu 1,200 3.82 12.0 95.0 100.0 100.0 87.0
Below 50 Level – Block 11 1,200 5.01 16.0 98.0 100.0 100.0 87.0
Several factors were used for modifying the Ore Reserve and include MRF, dilution and MetRF. These were applied based on the mining method employed and the understanding of the geotechnical condition of the block.
Inferred Mineral Resource in annual Ore Reserve design*
Tonnes
Grade
Contained gold
as at 31 December 2021
million
g/t
tonnes
Moz
Above 50 Level – Block 1 0.18 8.31 1.46 0.05
Above 50 Level – Block 2 0.25 6.80 1.73 0.06
Above 50 Level – Block 8 0.88 5.96 5.25 0.17
Above 50 Level – Block 10 1.45 6.83 9.90 0.32
Above 50 Level – Adansi 0.59 10.23 6.00 0.19
Above 50 Level – Sansu 0.49 6.02 2.93 0.09
Below 50 Level – Block 11 0.11 18.45 2.02 0.06
Total
3.95
7.43
29.29
0.94
* Inferred Mineral Resource including lower confidence material
AngloGold Ashanti's planning process allows the use of Inferred
Mineral Resource in Ore Reserve determination and reporting as well as in our business planning. These two are closely aligned with the Ore Reserve being a subset of the business planning process. It is important to note that in all AngloGold Ashanti's processes, despite the use of Inferred Mineral Resource, we never convert the Inferred Mineral Resource to an Ore Reserve.
AngloGold Ashanti completes an Inferred Mineral Resource
risk test on all plans. This involves setting the Inferred Mineral
Resource grade to zero within the Ore Reserve design (thereby considering a worst-case scenario whereby the Inferred Mineral
Resource totally fails to deliver, and it is completely made up of waste). The Ore Reserve design is evaluated with the Inferred
Mineral Resource at zero grade, and if the design using Measured and Indicated Mineral Resource remains financially positive, then the Ore Reserve is robust enough to make a positive financial return and therefore satisfies the requirements of an Ore Reserve.
With appropriate caution, a portion of the Inferred Mineral
Resource was included in the business plan optimisation process.
This accounts for 10% of the Ore Reserve plan of 16 years.

AngloGold Ashanti Limited <R&R> 2021

1.20 0.00 0.00 0.00 0.00 (1.58)
8.73 (0.09) 0.00
0.00 0.00 8.26
OBUASI CONTINUED
Africa
Ore Reserve below infrastructure
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Obuasi
Proved
Probable
–
2.53
–
21.18
–
53.54
–
1.72
Total
2.53
21.18
53.54
1.72
Ore Reserve below infrastructure is restricted to the ground below 50 Level that requires a decline to access, and is located between 50 and 60 Levels below KMS.
Year-on-year changes in Ore Reserve
Obuasi
Total (Moz)
11
10
9
8
7
6
5
4

Operational changes were primarily associated with design reviews in historically mined areas to eliminate low confidence stopes which resulted in a net decrease. This was offset partially by methodology change due to geological re-interpretation and revision of estimation parameters in Adansi resulting in addition to the Ore Reserve.
Ore Reserve sensitivity
Obuasi
10
5
0
-5
-10
-15
1,100
1,200
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,300
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Emmarentia Maritz
SACNASP
118 345
18 years
MSc (Mineral Resource
Evaluation)
Ore Reserve
Douglas Atanga
MAusIMM
334 391
13 years
BSc (Mining Engineering)
Tonnes are sensitive to a decrease in an Ore Reserve gold
price of $1,100/oz and ounces are less sensitive, related to the lower grade structures parallel to the main Obuasi trend.
At an increased gold price of $1,300/oz tonnes and ounces
remain less sensitive.
Ounces
(millions)
Percentage
change
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Operational Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021
GUINEA
Labe
Dabola
1
Kankan
Operation
Conakry
Legend
1
Siguiri (85%)
0
200km
GUINEA
Africa
Siguiri Gold Mine is AngloGold Ashanti’s only
operation in Guinea. The mine is 85% owned by
AngloGold Ashanti and 15% by the government
of Guinea. The mine is a conventional open pit
operation situated in the Siguiri district in the
northeast of Guinea. It lies about 850km north-
northeast of the capital city of Conakry and 109km
west of the border with Mali by road.
Gold-bearing ore is mined from several pits (generally three pits at any one time). A plant upgrade to process hard rock was completed in 2018 and production ramped up during 2019. In
2020 the mine continued to remove bottlenecks and optimise the plant. The project was closed out early in 2021.
Attributable production from Guinea was 258koz of gold in 2021, or 18% of the region’s production.
As at December 2021, the Mineral Resource (inclusive of Ore
Reserve) for Guinea was 6.4Moz (2020: 7.0Moz) and the Ore
Reserve was 1.6Moz (2020: 1.9Moz).
Inclusive Mineral Resource
0.4
Exclusive Mineral Resource
Ore Reserve
0.4
2.3
Moz
3.8
2.3
Moz
2.3
1.3
Moz
◼
◼
◼
Measured
◼
Indicated Inferred Indicated Inferred
◼
◼
◼
◼
Proved
◼
Probable

AngloGold Ashanti Limited <R&R> 202

SIGUIR
Africa
Introduction
Property
description
Siguiri Gold Mine (Siguiri), in Guinea, is 85% owned by AngloGold Ashanti and 15% by the government of
Guinea. It is an open pit operation with active mining currently occurring largely in Kami, Bidini and Tubani pits in Block 1. In the first quarter of 2021, mining commenced in Block 2, exploiting the newly developed Foulata and Saraya pits..
Location
The mine is located approximately 850km north-northeast of Conakry, 25km northwest of the town of Siguiri and 220km southeast of the Malian capital Bamako, near the Malian border
History
First gold mining can be traced back to the first great West African Empire, the Sarakolle Kingdom, but there are no reliable records of pre-western production. The French became involved in the area in the late 19th and early 20th centuries. Between 1931 and 1951, the French reported gold coming out of Siguiri, with figures varying between 1 and 3.8t annually however, little exploration work was completed
There was a phase of Russian exploration in the area between 1960 and 1963. The Russian work focused on the placer deposits along the major river channels in the area. In 1980, Société Miniere Internationale du Quebéc
(SOMIQ) gained the exploration rights for Siguiri and Mandiana. SOMIQ focused its work on the Koron and Didi areas. The Chevaning Mining Company Limited was then created to undertake a detailed economic evaluation of the prospect, with more intensive work beginning in the late 1980s.
Société Aurifere de Guinea (SAG) took over from its predecessors and continued work on the placer deposits.
Production on the Koron placer reached a peak in 1992 with 1.1t gold being produced, although due to a number of difficulties, the mine was shut down later that year.
In the mid-1990s, Golden Shamrock acquired and operated the project as an open pit and heap leach. In
October 1996, Golden Shamrock was acquired by Ashanti Goldfields Corporation which operated Siguiri as a heap leach until 2004. Ashanti merged with AngloGold in 2004 to become AngloGold Ashanti. AngloGold
Ashanti completed the design and construction of the 8.5Mtpa saprolite soft rock treatment plant and commissioned it in 2005. The capacity later increased to 12Mtpa.
A Siguiri combination plant FS based on the requirement to process fresh and transitional material in combination with existing oxide material was completed in 2015. The combination plant conversion project began in 2017. The plant conversion allows the mine to treat 6Mtpa of sulphide ore and 6Mtpa of oxide ore.
Construction was completed in March 2018 and further optimisation and debottlenecking of the plant continues.
Siguiri is mined under licence from the government of Guinea. The published Mineral Resource and Ore Reserve are covered by SAG mining concession D/97/171/PRG/SGG, totalling 1,494.5km2.
Legal aspects
and tenure
The original SAG concession was granted under the Convention de Base between the République de Guinée and
SAG, signed on 4 August 1997. This allows the concession to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of the agreement, until 4 August 2022.
The Convention de Base will guide the renewal of the mining concession in 2022. The SAG concession was granted under a new amended Convention de Base between the République de Guinée and SAG signed on
28 June 2016, and ratified by the Guinean parliament on 13 December 2016. The Convention de Base was ratified by the constitutional court and published in the official gazette of the Republic of Guinea on 24 January 2017.
Dependent on the submission of the necessary renewal documentation at least six months before the expiration of the concession on 4 August 2022, the concession can be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of agreement to 13 December 2041
Mining method
Siguiri is currently a multi-pit fresh rock and oxide gold mining operation, mined by contract miner, Mota-Engil.
The mining method is selective conventional mining using excavators and trucks on 3m high flitches. Three
Caterpillar 6020B excavators are the main loading equipment matched with Caterpillar 777G dump trucks. In some deposits, a selective mining unit (SMU) of 10 x 10 x 3m has been defined based on historical grade control, the deposit type, and the mining equipment used to simulate the expected mining dilution and ore losses

AngloGold Ashanti Limited <R&R> 2021
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56
Introduction continued
Operational
infrastructure
Siguiri includes a processing plant, a TSF, and other infrastructures such as a mine village, a water supply system, roads, power supply by on-site generators and communications systems. Additional infrastructure includes on-site offices, accommodation and workshops to support remote mining. Power to the mine is self-
generated using heavy fuel oil.
The town of Siguiri can be accessed via a small airfield and a well-paved road that connects Siguiri to Bamako in the north and Kouroussa in the south. Access to the mine via roads and to Siguiri is easily passable through most of the year, although some secondary roads are seasonal with limited access during the wet season.
Mineral
processing
The current processing plant treats both oxide and fresh sulphide material via a hybrid CIL circuit plant converted from CIP in 2018. The plant is capable of processing blends of hard and soft ore post commissioning a new ball mill and three-stage crushing plant in 2019. Unit operations include comminution, leaching, carbon adsorption and desorption, smelting and tailings disposal. Further modification of three leach tanks to CIL tanks was done in the fourth quarter of 2020 giving a total of seven tanks in the hybrid circuit.
The processing plant was designed to process 12Mtpa but is forecast to treat 11.6Mtpa in the 2022 business plan.
Risks
The favourable conclusion of the Convention de Base negotiation during 2016 and its ratification in 2017 by parliament has significantly reduced the risk or uncertainty of the remaining estimated Mineral Resource and
Ore Reserve not being covered by a valid mining concession. The current mining concession is now confirmed to be valid until 4 August 2022, with a high likelihood of renewal until 2041.
Some significant risks had been identified at combination plant FS stage and continue to be risks that could prevent eventual economic extraction of the estimated Mineral Resource and Ore Reserve. However, mitigation plans are in place to significantly reduce the impact of those risks.
Performance of the combination plant to achieve the required mill throughput and recovery are seen as a risk to the economic extraction of the estimated Mineral Resource and Ore Reserve until the plant stabilises. There are several action plans in progress to address this.
The reviewing of the modelling methodology for improved consistency within the Mineral Resource models is also in progress.
Load and haul at the Bidini open pit at Siguiri

AngloGold Ashanti Limited <R&R> 2021

SIGUIRI CONTINUED
Africa
Map showing the location, infrastructure and mining licence area for Siguiri. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.
Geology
The Siguiri Gold Mine is situated in the northern part of the Siguiri
Basin of Guinea, and is underlain by Lower Proterozoic rocks of the
Birimian metasedimentary and volcano-sedimentary formations.
Where exposed, the sediments consist of a well-bedded
turbiditic sequence of greenschist facies siltstones, sandstones, greywackes and minor conglomerates, with some brecciated and possibly volcanic members. Stratigraphic relationships in the area are however poorly understood due to poor exposure and a thick lateritic duricrust which covers large portions of the lease.
The mineralisation at Siguiri occurs as secondary gold in alluvial or colluvial gravel in lateritic cover and primary vein-hosted mineralisation. The veins are quartz dominant and display a variety of styles and orientations, with a sub-vertical northeast-trending conjugate quartz vein set predominating in most of the open pits, irrespective of the orientation of the bedding. Auriferous quartz veins show a strong lithological control and are best developed in the sandstone/greywacke units.
The main structural and lithological trend in the current mining area of Block 1, changes from a roughly north-south orientation in the south to northwest-southeast in the north.
The geology of Block 2 differs from Block 1 in that the block is mostly underlain by metavolcanics and volcanoclastics.
Mineralisation styles appear to be similar to those in Block 1, with Saraya appearing to be located on a north-south orientated structure.
Deposit type
Three main sedimentary packages are recognised in the
Siguiri district, the Balato, Fatoya and Kintinian Formations.
The basal Balato Formation is dominated by centimetre scale
alternations of shale, siltstone and greywacke. The overlying
Fatoya Formation consists of metre-scale beds of greywacke
fining towards the west.
The Kintinian Formation is a thick package of shale and sandstone with a basal clast-supported conglomerate.
The orebodies are structurally controlled and the area has
undergone at least three distinct phases of deformation, with initial north-south compression developing minor folds, the
second and largest deformation event is associated with
east-west to east-northeast and west-southwest directed
compression leading to north-south structural architecture, and the third event was a northwest and southeast compression that led to refolding of existing structures.
A deep oxidation (weathering) profile is developed in the region, varying between 50 and 150m.

AngloGold Ashanti Limited <R&R> 2021
SIGUIRI CONTINUED
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58
Mineralisation style
Primary gold mineralisation occurs in all three lithostratigraphic units of the Siguiri region although most of the known
mineralisation is found in the central and more competent Fatoya
Formation. In some deposits, the mineralisation shows strong lithological control and is preferentially developed in coarser-
grained units that have higher fracture or vein densities relative to fine-grained rocks.
The mineralisation dominantly follows sub-vertical north-south thrusts, northeast to southwest dextral shear zones, and west-
northwest to east-southeast sinistral faults associated with the main (D2) deformation event. The mineralised veins are remarkable for the relative consistency of their northeast orientation, despite the highly variable orientation of bedding and major structures.
Mineralised veins are more intensely developed along major
structural trends with quartz-carbonate-sulphide veining
developed along structures. Some of these structures have
developed as incipient faults and are represented by discrete stockworks of mineralised quartz-carbonate veins occurring along a trend, instead of being clearly defined continuous structures.
Mineralisation characteristics
Two styles of primary mineralisation have been recognised at
Siguiri. The first is characterised by precipitation of gold-bearing pyrite associated with proximal albite and distal carbonate
alteration, and opening of carbonate-pyrite veins. The second style corresponds to east-northeast to west-southwest trending native gold bearing quartz veins with carbonate selvages which cross-cut carbonate-pyrite veins and show arsenopyrite (pyrite) halos.
Exploration
Exploration at Siguiri was historically focused on finding new oxide Mineral Resource in the saprolite and upgrading the
confidence in the existing oxide Mineral Resource. This was
achieved using geophysics, soil geochemistry and drill hole
sampling in the context of the regional and pit-scale geological models. Following the completion of an asset strategy
optimisation project in 2012, which indicated the potential
economic viability of the fresh rock material, the aim of the exploration has expanded, and the objectives are four-fold.
Firstly, to explore for replacement and additional oxide material for short-term mining requirements at Sanu Tinti, Bidini, Tubani
South, Kami and Silakoro. Secondly, to explore new conceptual oxide targets in Blocks 1 to 4, and the Saraya West exploration licence. Thirdly, to increase the level of confidence in major fresh rock targets below the existing oxide pits at Seguélén, Kami and
Bidini. Lastly, drilling to support the Block 2 projects at Saraya and
Foulata. To achieve all of these, 24,257m of RC and 8,807m of DD were drilled during December 2021.
Exploration infill drilling for Mineral Resource conversion occurred at Sanu Tinti (1,704m RC), Bidini (12,819m RC and 1,380m DD),
Tubani (192m RC), Kami (3,244m RC) and Sokunu (1,640m RC).
Reconnaissance drilling occurred at Bidini (120m RC and 3,264m
DD), Tubani South (872m RC), Kalamagna (892m RC), Seguélén
push back 2 (750m RC and 2,059m DD), Kosise (83.8m DD)
and Balato North (2,144m RC) to test for extensions of known mineralisation and a follow up on historical anomalous gold
results. The change of drilling contractors and prioritisation of the grade control drilling led to the low output in exploration.
W-E Geological cross-section through the Siguiri deposits Sanu Tinti, Bidini and Kalamagna, elevation in metres AMSL
W
Legend
E
Black shale
Breccia
Greywacke
Shale
Pit outline
Siltstone
0-0.49g/t Au
0.50-0.74g/t Au
Sanu Tinti Bidini Kalamagna PB1
+300
300m
+0

AngloGold Ashanti Limited <R&R> 2021

SIGUIRI CONTINUED
Africa

Projects
A FS investigating the exploitation of fresh rock material was completed in December 2015. The combination plant project
investigated the upgrade of the current plant to enable processing a combination of oxides and of fresh rock material. The plant throughput would remain at 12Mtpa with a flexible design allowing up to 6Mtpa of fresh rock material to be processed. Targeted fresh rock pits include Kami, Bidini, Tubani, Sintroko, Seguélén and Sokuno. The FS was approved by the board of AngloGold
Ashanti following successful negotiations with the government of Guinea regarding the Convention de Base and having obtained access to Seguélén Area 1. Construction of the combination plant commenced in 2017 and the plant was commissioned during
quarter four of 2018.
Block 2's mining commenced in June 2021 following the
completion of the FS. This will start with Foulata and Saraya in
2022. The infill drilling inside the mine design, aimed to convert
Inferred to Indicated Mineral Resource, was scheduled to be
completed in 2020 but due to unforeseen reasons linked to
communities, heavy rainfall and poor drilling performance and as a result about 3,000m out of 16,000m was carried over to 2021.
Block 3 drilling took place during 2021, as well as the PFS for possible mining in 2024.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Measured – – – – – –
Indicated 20 x 40, 25 x 25 – – –
Inferred 20 x 40, 50 x 25, 50 x 50 – – –
Grade/ore control
5 x 12, 5 x 10, 10 x 10,
12.5 x 6.25, 12.5 x 7.5
– – – –
Ore loading onto a truck at Siguiri
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other

AngloGold Ashanti Limited <R&R> 2021
SIGUIRI CONTINUED
Africa
60
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Bidini (sulphide) Measured – – – –
Indicated 7.39 1.68 12.41 0.40
Inferred 1.96 1.83 3.60 0.12
Total
9.36
1.71
16.01
0.51
Bidini (oxide) Measured – – – –
Indicated 2.20 1.42 3.12 0.10
Inferred 4.40 1.31 5.78 0.19
Total
6.60
1.35
8.90
0.29
Bidini (transitional) Measured – – – –
Indicated 2.65 1.61 4.27 0.14
Inferred 0.97 2.07 2.01 0.06
Total
3.63
1.73
6.28
0.20
Eureka East Measured – – – –
Indicated 0.38 1.29 0.49 0.02
Inferred 0.12 1.25 0.15 0.00
Total
0.50
1.28
0.64
0.02
Eureka North Measured – – – –
Indicated 0.06 0.98 0.06 0.00
Inferred 0.04 1.00 0.04 0.00
Total
0.10
0.99
0.10
0.00
Foulata Measured – – – –
Indicated 0.82 2.24 1.84 0.06
Inferred 0.13 2.90 0.38 0.01
Total
0.95
2.33
2.22
0.07
Kalamagna Measured – – – –
Indicated 2.08 0.93 1.92 0.06
Inferred 0.38 0.91 0.35 0.01
Total
2.46
0.92
2.27
0.07
Kami (sulphide) Measured – – – –
Indicated 23.47 1.15 26.90 0.86
Inferred 7.86 1.15 9.07 0.29
Total
31.33
1.15
35.97
1.16
Kami (oxide) Measured – – – –
Indicated 9.88 0.86 8.53 0.27
Inferred 4.88 0.90 4.37 0.14
Total
14.75
0.87
12.90
0.41
Kami (transitional) Measured – – – –
Indicated 1.89 1.04 1.96 0.06
Inferred 0.82 1.17 0.96 0.03
Total
2.71
1.08
2.93
0.09
Kosise Measured – – – –
Indicated 2.02 0.88 1.78 0.06
Inferred 1.70 0.83 1.41 0.05
Total
3.72
0.86
3.19
0.10
Kounkoun
Measured
Indicated
Inferred
–
–
9.22
–
–
1.36
–
–
12.51
–
–
0.40
Total
9.22
1.36
12.51
0.40

AngloGold Ashanti Limited <R&R> 2021

SIGUIRI CONTINUED
Africa
Inclusive Mineral Resource continued
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Kozan North Measured – – – –
Indicated 1.22 0.82 0.99 0.03
Inferred 0.45 0.84 0.38 0.01
Total
1.67
0.82
1.38
0.04
Kozan South Measured – – – –
Indicated 1.71 0.73 1.26 0.04
Inferred 0.00 0.69 0.00 0.00
Total
1.72
0.73
1.26
0.04
Seguélén (oxide) Measured – – – –
Indicated 5.93 0.86 5.11 0.16
Inferred 1.72 0.83 1.43 0.05
Total
7.65
0.85
6.54
0.21
Seguélén (sulphide) Measured – – – –
Indicated 1.65 1.24 2.04 0.07
Inferred 1.23 1.23 1.51 0.05
Total
2.89
1.23
3.56
0.11
Seguélén (transitional) Measured – – – –
Indicated 0.70 1.01 0.71 0.02
Inferred 0.33 1.08 0.36 0.01
Total
1.03
1.04
1.06
0.03
Saraya (sulphide) Measured – – – –
Indicated 1.83 2.40 4.39 0.14
Inferred 0.50 3.00 1.50 0.05
Total
2.32
2.53
5.89
0.19
Saraya (oxide) Measured – – – –
Indicated 1.31 1.62 2.13 0.07
Inferred 0.43 2.04 0.88 0.03
Total
1.74
1.73
3.00
0.10
Saraya (transitional) Measured – – – –
Indicated 0.16 2.30 0.37 0.01
Inferred 0.09 2.15 0.19 0.01
Total
0.25
2.24
0.56
0.02
Sintroko South Measured – – – –
Indicated 2.14 1.31 2.80 0.09
Inferred 0.29 1.94 0.57 0.02
Total
2.43
1.39
3.37
0.11
Silakoro Measured – – – –
Indicated 1.34 1.65 2.22 0.07
Inferred 0.20 2.06 0.41 0.01
Total
1.54
1.71
2.63
0.08
Sokunu Measured – – – –
Indicated 2.74 0.96 2.63 0.08
Inferred 3.29 1.00 3.29 0.11
Total
6.04
0.98
5.92
0.19
Soloni Measured – – – –
Indicated 2.49 0.69 1.71 0.06
Inferred 2.81 0.92 2.59 0.08
Total
5.30
0.81
4.31
0.14

AngloGold Ashanti Limited <R&R> 2021
SIGUIRI CONTINUED
Africa
62
Inclusive Mineral Resource continued
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Sorofe (sulphide) Measured – – – –
Indicated 1.57 1.55 2.45 0.08
Inferred 3.00 1.98 5.94 0.19
Total
4.57
1.83
8.39
0.27
Sorofe (oxide) Measured – – – –
Indicated 4.45 1.29 5.74 0.18
Inferred 0.89 1.57 1.39 0.04
Total
5.34
1.34
7.13
0.23
Sorofe (transitional) Measured – – – –
Indicated 1.44 1.89 2.73 0.09
Inferred 1.31 1.69 2.22 0.07
Total
2.76
1.80
4.96
0.16
Stockpile (full grade ore)
Measured
Indicated
Inferred
5.26
–
–
0.91
–
–
4.76
–
–
0.15
–
–
Total
5.26
0.91
4.76
0.15
Stockpile (marginal ore)
Measured
Indicated
Inferred
12.65
–
–
0.52
–
–
6.59
–
–
0.21
–
–
Total
12.65
0.52
6.59
0.21
Stockpile (spent heap leach) Measured – – – –
Indicated 30.69 0.54 16.63 0.53
Inferred 11.89 0.57 6.76 0.22
Total
42.57
0.55
23.39
0.75
Siguiri
Total
193.04
1.03
198.59
6.38
Current Mineral Resource models for each deposit were used to update the mine planning process and for quoting the year end
Mineral Resource and Ore Reserve. Additional Mineral Resource
drilling was incorporated into the updated models.
Estimation
Mineral Resource definition drilling is done with aircore drilling (AC),
RC and DD. All available geological drill hole information is validated
Resource blocks range from 10 x 10 x 2.5m to 50 x 25 x 6m block sizes, guided by the shape of the deposit and the drilling density.
The Mineral Resource is declared within an optimised Mineral
Resource pit shell using a gold price of $1,500/oz.
Grade tonnage curve
Siguiri
Surface (metric)
for use in the Mineral Resource models and together with the local geology of the deposit, and an understanding of grade variability is used to categorise the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains which allows for the identification of high-grade outlier values which are capped, with some models post processed using local uniform conditioning (LUC).
The Mineral Resource model is estimated using ordinary kriging into a 3D block model. Geological interpretation is based on
400
350
300
250
200
150
100
50
0
0.0
0.5
Cut-off grade (g/t)
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
1.0
1.5
geological drill hole data. The dimensions of these Mineral
Tonnes above cut-off
Average grade above cut-off
Tonnes above
cut-off (millions)
Average grade
above cut-off (g/t)

AngloGold Ashanti Limited <R&R> 2021

0.03 0.00 (0.83)
6.96
(0.42)
0.68
0.00
(0.05)
0.01
0.00 6.38
SIGUIRI CONTINUED
Africa
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Siguiri
Measured
–
–
–
–
Indicated
64.26
1.12
71.81
2.31
Inferred
60.91
1.15
70.06
2.25
Total
125.17
1.13
141.87
4.56
The Siguiri exclusive Mineral Resource is reported considering mining, processing and operational costs between economic pit shells based on a gold price between $1,200/oz and $1,500/oz. About 4.56Moz are reported as exclusive representing 75% of the total reported
Mineral Resource. This is mainly driven by economics since most of the exclusive Mineral Resource is localised below the current pits.
Year-on-year changes in Mineral Resource
Siguiri
Total (Moz)
8.0
7.5
7.0
6.5
6.0
5.5
5.0

Increases due to exploration and model changes at Kami were offset by mining cost increases and depletion, resulting in a net reduction of Mineral Resource.
Inclusive Mineral Resource sensitivity
Siguiri
20
10
0
-10
-20
-30
1,300
1,500
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,700
“Current Mineral Resource models for each deposit were used to update the mine planning process and for quoting the year end
Mineral Resource and Ore Reserve.”
The percentage change (in tonnes, grade and ounces)
at a lower ($1,300/oz) and a higher ($1,700/oz) Mineral
Resource gold price is shown in the graph. The Mineral
Resource is highly sensitive to a decrease in gold price and very sensitive to an increase in gold price on an ounce and
tonnage basis.
Ounces
(millions)
Percentage
change
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021
SIGUIRI CONTINUED
Africa
64
Ore Reserve
Ore Reserve
Bidini (sulphide)
Proved
Probable
–
4.69
–
1.18
–
5.56
–
0.18
Total
4.69
1.18
5.56
0.18
Bidini (oxide)
Proved
Probable
–
0.52
–
1.19
–
0.62
–
0.02
Total
0.52
1.19
0.62
0.02
Bidini (transitional)
Proved
Probable
–
1.99
–
1.23
–
2.44
–
0.08
Total
1.99
1.23
2.44
0.08
Foulata
Proved
Probable
–
0.22
–
1.97
–
0.44
–
0.01
Total
0.22
1.97
0.44
0.01
Kami (sulphide)
Proved
Probable
–
6.62
–
1.12
–
7.39
–
0.24
Total
6.62
1.12
7.39
0.24
Kami (oxide)
Proved
Probable
–
1.43
–
0.67
–
0.96
–
0.03
Total
1.43
0.67
0.96
0.03
Kami (transitional)
Proved
Probable
–
0.55
–
0.92
–
0.51
–
0.02
Total
0.55
0.92
0.51
0.02
Saraya (sulphide)
Proved
Probable
–
1.89
–
1.84
–
3.48
–
0.11
Total
1.89
1.84
3.48
0.11
Saraya (oxide)
Proved
Probable
–
0.90
–
1.48
–
1.33
–
0.04
Total
0.90
1.48
1.33
0.04
Saraya (transitional)
Proved
Probable
–
0.12
–
1.89
–
0.23
–
0.01
Total
0.12
1.89
0.23
0.01
Stockpile (full grade ore)
Proved
Probable
5.26
–
0.91
–
4.76
–
0.15
–
Total
5.26
0.91
4.76
0.15
Stockpile (marginal ore)
Proved
Probable
12.65
–
0.52
–
6.59
–
0.21
–
Total
12.65
0.52
6.59
0.21
Stockpile (spent heap leach)
Proved
Probable
–
30.86
–
0.54
–
16.72
–
0.54
Total
30.86
0.54
16.72
0.54
Siguiri
Total
67.72
0.75
51.03
1.64
Estimation
The Mineral Resource models for each pit are depleted with surveys of actual mining to the end of September 2021 and forecast of depletion to the end of 2021. Costs are assigned on a pit-by-pit basis, reflecting the existing cost structure of the operation. The relevant dilution and ore-loss factors are applied and pit optimisation is then performed.
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

SIGUIRI CONTINUED
Africa
Ore Reserve modifying factors
RMF
MRF
Gold
Cut-off
(% based
RMF
(% based
MRF
price
grade
Dilution
Dilution
on
(% based
on
(% based
MCF
MetRF
as at 31 December 2021
$/oz
g/t Au
%
g/t
tonnes)
on g/t)
tonnes)
on g/t)
%
%
Bidini (sulphide) 1,200 0.85 37.3 0.3 100.0 90.0 96.1 101.7 100.0 80.0
Bidini (oxide) 1,200 0.70 33.6 0.2 100.0 90.0 83.9 98.6 100.0 88.0
Bidini (transitional) 1,200 0.85 33.1 0.2 100.0 90.0 88.4 101.7 100.0 80.0
Foulata 1,200 0.95 81.5 0.3 100.0 90.0 89.3 98.0 100.0 88.0
Kami (sulphide) 1,200 0.80 34.1 0.5 100.0 90.0 98.0 100.7 100.0 80.0
Kami (oxide) 1,200 0.65 31.5 0.3 100.0 90.0 89.5 100.9 100.0 88.0
Kami (transitional) 1,200 0.80 50.9 0.4 100.0 90.0 85.1 101.5 100.0 80.0
Saraya (sulphide) 1,200 1.20 33.7 0.2 100.0 90.0 96.5 101.6 100.0 80.0
Saraya (oxide) 1,200 1.00 16.7 0.2 100.0 90.0 78.1 104.6 100.0 88.0
Saraya (transitional) 1,200 1.20 21.2 0.2 100.0 90.0 70.3 103.8 100.0 80.0
Stockpile (full grade ore) 1,200 – – – 100.0 100.0 100.0 100.0 100.0 88.0
Stockpile (marginal ore) 1,200 – – – 100.0 100.0 100.0 100.0 100.0 88.0
Stockpile (spent heap leach) 1,200 – – – 100.0 100.0 100.0 100.0 100.0 85.0
The relevant modifying factors such as MetRF, geotechnical parameters, cut-off grades, and economics are applied to generate the mine designs that are used to estimate the final Ore Reserve.
Inferred Mineral Resource in annual Ore Reserve design*
Tonnes
Grade
Contained gold
as at 31 December 2021
million
g/t
tonnes
Moz
Bidini (sulphide) 0.45 1.17 0.53 0.02
Bidini (oxide) 0.24 0.93 0.22 0.01
Bidini (transitional) 0.22 1.14 0.25 0.01
Foulata 0.02 1.98 0.03 0.00
Kami (sulphide) 0.28 1.00 0.28 0.01
Kami (oxide) 0.02 0.61 0.01 0.00
Kami (transitional) 0.09 0.78 0.07 0.00
Saraya (sulphide) 0.14 2.52 0.36 0.01
Saraya (oxide) 0.08 2.18 0.18 0.01
Saraya (transitional) 0.00 1.49 0.00 0.00
Total 1.54 1.26 1.94 0.06
* Inferred Mineral Resource including lower confidence material
With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 4% of the Ore Reserve plan of three years. No Inferred Mineral Resource is considered in Ore Reserve reporting.
Aerial view of the Siguiri crusher

AngloGold Ashanti Limited <R&R> 202

1.89
(0.28)
0.28 0.00 (0.35)
0.08
0.00 (0.20)
0.22 0.00 1.64
(0.00)
SIGUIR CONTINUED
Africa
Year-on-year changes in Ore Reserve
Siguiri
Total (Moz)
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
The decrease was primarily due to an increase in cost, and a decrease in fresh and transitional metallurgical recoveries. This was offset partially by revised modelling at Kami Mineral Resource and a maiden Kami extension Ore Reserve.
Ore Reserve sensitivity
Siguiri
8
4
0
-4
-8
-12
1,100
1,200
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,300
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Adama Sissoko
MAusIMM
224 835
28 years
BSc Hons (Geology), GDE
(Mining Engineering)
Ore Reserve
Desiderius Kamugisha
MAusIMM
227 18
20 years
BSc (Mining Engineering)
Siguiri is sensitive to gold price changes. An increase in the
Ore Reserve gold price to $1,300/oz has a minimal upside
as the pits remain constrained and a large percentage of
Ore Reserve comes from stockpiles. There is a significant
downside in ounces at a lower gold price of $1,100/oz as
parts of marginal ore stockpiles become uneconomic.
Ounces
(millions)
Percentage
change
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Operational Other
Acquisition/
disposal
2021
Loading of ore into a truck at Siguiri

AngloGold Ashanti Limited <R&R> 2021
Lake
Victoria
1
Mwanza
Arusha
Operation
Kigoma
Lake
Tanganyika
Tabora
Tanga
TANZANIA
Dodoma
Dar-es-Salaam
Legend
1
Geita
200km
TANZANIA
Africa
Geita, one of AngloGold Ashanti’s flagship mines,
is located in northwestern Tanzania, in the Lake
Victoria goldfields of the Mwanza region, about
120km from Mwanza and 4km west of the town
of Geita. The Geita gold deposits are mined as a
multiple open pit and underground operation, with
ore production from Star and Comet, Nyankanga
and Geita Hill underground mines, and from
Nyamulilima open pit. The mine is currently
serviced by a CIL processing plant with an annual
capacity of 5.2Mt.
Geita has been an open pit mining operation from 1999, with
underground operations commencing at Star and Comet in 2016, at Nyankanga in 2017 and at Geita Hill in 2020. Underground ore
is now a significant part of the feed to the plant. The Nyankanga open pit was completed in late 2020, with the new Nyamulilima open pit commencing in April 2021, providing four sources of ore to the Geita processing plant.
Attributable production from Tanzania was 486koz of gold in 2021, or 34% of the region’s production.
As at December 2021, the Mineral Resource (inclusive of Ore
Reserve) for Tanzania was 8.2Moz (2020: 7.9Moz) and the Ore
Reserve was 2.6Moz (2020: 2.3Moz).
Inclusive Mineral Resource
0.9
Exclusive Mineral Resource
0.2
Ore Reserve
0.1
3.3
Moz
4.0
3.3
Moz
1.9
%
2.6
Measured
◼
◼
◼
Indicated
◼
◼
◼
Inferred Measured
◼
Indicated
◼
◼
Inferred Proved
◼
Probable

AngloGold Ashanti Limited <R&R> 2021

GEITA
Africa
Introduction
Property
description
Geita Gold Mine (GGM) is wholly owned by Geita Gold Mining Limited (GGML), a subsidiary of AngloGold
Ashanti Limited. GGM currently has three underground mines (Star and Comet, Nyankanga and Geita Hill) and one open pit (Nyamulilima Cuts 1 and 2) in production in 2021.
Location
GGM is located approximately 1,200km from the main Tanzanian business centre of Dar es Salaam.
It falls within the Lake Zone of northwestern Tanzania, approximately 120km west of Mwanza and 4km west of the town of Geita. The mining lease area falls within the Archaean Sukumaland Greenstone Belt of the
Lake Victoria goldfields.
History
Gold mineralisation is reported to be first discovered in the Geita district in 1898 by a German prospector.
A regional survey by a Kenyan company, Saragura Prospecting Syndicate, followed in 1930. The first mine was developed in 1934, and between 1936 and 1966, the Geita Mine was the largest gold mine in East Africa, producing 1Moz of gold from underground operations.
In 1996, Ashanti acquired Geita through acquisition of Cluff Resources, and acquired the Kukuluma and
Matandani in 1998 from Samax Resources Limited. In December 2000, Ashanti reached an agreement to sell
AngloGold a 50% interest in Geita for $324 million. AngloGold added its neighbouring Nyamulilima Hill deposits into the JV company. In 2004, the merger of AngloGold and Ashanti resulted in the operation being wholly run by
AngloGold Ashanti.
GGM commenced open pit mining in 1999, with open pit mining at Nyankanga between 1999 and 2020, at
Geita Hill between 2001 and 2019, at Kukuluma and Matandani between 2002 and 2007, and at Star and Comet between 2007 and 2014. In 2015, a decision was taken to go underground at Star and Comet and the underground development started in 2016. In 2017 the Nyankanga underground operation commenced and in 2020 the Geita
Hill underground commenced and is scheduled to ramp up to full production by the end of 2022.
The Nyankanga open pit, the only remaining operating pit at the time, was mined to completion in September
2020. In April 2021, the Nyamulilima open pit commenced operations.
Legal aspects
and tenure
The special mining licence (SML45/99) is 100% attributable to GGML. It covers an area of approximately
196.17km2, and expires on 26 August 2024. Ongoing engagement with the government of the Republic of
Tanzania is required to renegotiate existing development agreements and renewal of the SML. Within the SML there are also seven primary mining licences of approximately 0.629km2 which belong to third parties. There are a further 120km2 of prospecting licences in the immediate vicinity to the special mining licence which do not contain any Ore Reserve. GGM also holds 690km2 of prospecting licences located in Dodoma, Singida and
Shinyanga regions, which do not contain any Ore Reserve. All licences are in good standing.
Mining method
Mining at Geita uses both open pit and underground mining methods. Open pit mining at Nyankanga Cut 8 was completed in 2020. The Nyamulilima open pit commenced production in April 2021 and will reach full production during 2022. Open pit mining is by conventional truck and shovel methods, where production mining equipment is operated by GGM with Capital Mining Services Tanzania Limited providing production and grade control drilling services, and Orica providing blasting and explosives services. Underground mining commenced at Star and Comet in 2016 and subsequently at Nyankanga in 2017 and most recently Geita
Hill in 2020. Star and Comet underground has successfully transitioned to owner mining and the mining contractor African Underground Mining Services is used at Nyankanga and Geita Hill for underground development and stoping. The underground mining method is a combination of LOS and TOS. Cemented aggregate fill backfill is used at Nyankanga to fill the primary stopes. Ore is hauled from the Nyamulilima open pit (22km) and from Star and Comet (17km), Nyankanga (4km) and Geita Hill (2km) underground operations to the central run of mine (ROM) pad by the Geita surface mining fleet.
Operational
infrastructure
Surface infrastructure associated with the overall Geita operation includes a 5.2Mtpa CIL processing plant, TSF, camp, airstrip, 40MW power plant, open pit and underground workshops and offices, contractor yards, backfill plants and explosives suppliers.

AngloGold Ashanti Limited <R&R> 2021
GEITA CONTINUED
Africa
69
Mineral
processing
Geita’s ore processing method is via conventional CIL process with a throughput capacity of 5.2Mtpa. The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a semi-autogenous mill, a ball mill and
12 leach tanks. This is coupled with a gravity circuit using two Knelson concentrators. In planning the plant feed blend material, hardness grade, oxide and sulphide content are considered in order to optimise throughput and recovery. Power to the mine is self-generated at Geita's 40MW power plant using diesel generators.
The addition of Nyamulilima Cuts 1 and 2 to the existing underground operations reduces the Ore Reserve risk at Geita. The key is to have both open pit and underground operations in progress. Mitigating actions put in place focus on optimising the exploration and project plans to convert both surface and underground
Mineral Resource to Ore Reserve. Other risks to the Ore Reserve include, reduced underground production efficiencies when transitioning to owner mining in selected areas, ball mill and crusher plant integrity and
Mineral Resource to Ore Reserve conversion.
The socio-economic impacts, political engagements and environmental concerns plans are well managed with competent persons driving the outcomes and actions. The systems that have been put in place cover everything needed for the safe, effective, responsible governance of Geita.
Risks
No significant risks or uncertainties were identified that would prevent eventual economic extraction of the
Mineral Resource and Ore Reserve. GGM does have a risk management process in place whereby operational risk is identified, mitigated and managed.
Introduction continued
Map showing the location, infrastructure and mining licence area for Geita Gold Mine. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

GEITA CONTINUED
Africa
Geology
GGM is hosted in the Geita Greenstone Belt (GGB), which
is a northern segment of the Sukumaland Greenstone Belt,
located in the northwestern part of the Tanzania Craton and
south of Lake Victoria. This Archaean sequence strikes almost east west, extending for about 80km and is up to 20km wide.
The GGB sits dominantly within the Nyanzian Supergroup
stratigraphy that is sub-divided into the Lower Nyanzian and the
Upper Nyanzian groups.
The Lower Nyanzian Group is composed of mafic volcanic units
(basalts, pillow basalt, minor gabbro and dolerites). This group of rocks within the GGB is collectively termed the Kiziba Formation.
The Upper Nyanzian Group consists of black shales, banded iron formation, clastic sedimentary rock, tuffs, agglomerates and felsic volcaniclastics. The entire package (Nyanzian stratigraphy)
is intruded by a variety of mafic to felsic rocks. The supra-crustal package shows variable thickness and is estimated to be more than
500m thick in places, mostly underlain by intrusive complexes.
Deposit type
A simplified stratigraphy of the main igneous rocks in the Geita area is summarised as: Archaean Gabbro, Basalts, intermediate to acid volcanoclastic sediments, Diorites, Tonalites-Granodiorites,
Granites and Proterozoic Gabbro dykes.
Across the Archaean-Proterozoic rocks there is a property-wide paleo-drainage system, which likely flowed towards Lake Victoria.
These late sediments likely represent the remnants of a much thicker package that might have covered all the hills exposed today. Both the Archaean-Proterozoic rocks and paleo-alluvials are covered by ferricrete at different levels of induration and evolution, up to 15m thick.
The region hosts several world-class shear-hosted Archaean
lode gold deposits and forms the northern portion of the regional
Sukumaland Greenstone Belt, itself one of several belts that comprise the Lake Victoria goldfields. Other gold mines hosted in the Lake Victoria Goldfields include Golden Pride (Resolute Mining
Limited), Bulyanhulu, Tulawaka, Buzwagi and North Mara (all
Barrick-owned).
The Geita gold deposits are shear hosted, Archaean orogenic
gold deposits. Within GGML leases the GGB is subdivided into three major mineralised trends:
•
Geita Central Trend, hosting the Nyankanga, Geita Hill and Lone
Cone deposits
•
Nyamulilima Trend in the west, hosting Star and Comet, Ridge 8 and Nyamulilima deposits
•
Matandani-Kukuluma Trend to the northeast, hosting Matandani and Kukuluma deposits
The Geita Central Trend contains three major gold deposits
occurring along a NE-SW mineralised trend. These are from
northeast to southwest: Geita Hill, Lone Cone and Nyankanga.
Other prospects occur singly: Chipaka in the centre of the
greenstone belt, and Kalondwa Hill, P30, Fukiri-Jumanne along an NW-SE trending ironstone ridge. Geita Hill, Lone Cone and
Nyankanga occur along a moderately NW dipping system
of reverse faults that have been multiply reactivated during subsequent deformation events. The mineralisation is mainly
related to diorite-and BIF contacts exploited by the shear system.
The alteration is restricted within the ore zone and consists of secondary sulphide (mainly pyrite), silica, carbonate and moderate potassic alteration.
The Nyamulilima Trend contains three major gold deposits on
an approximately NW-SE mineralised trend. These are from SE
to NW: Ridge 8, Star and Comet and Nyamulilima (historically named Roberts). Individual deposits occur along a series of N-S trending, steeply dipping, left stepping en-echelon fault zones that cut across the ironstone-rich sediments and granite-granodiorite-
tonalite intrusions. Mineralisation is preferentially localised along fault zones where they cut the ironstone-granitoid contacts. The mineralisation is associated with secondary pyrite and minor pyrrhotite, silica, carbonate and actinolite alteration.
The Kukuluma Trend contains five gold deposits distributed along an approximately E-W mineralised trend. These are from east
to west: Area 3 South, Area 3 Central, Area 3 West, Kukuluma and Matandani. The mineralisation is steeply dipping along the contacts of intermediate fine-grained intrusions and magnetite rich chert and ironstone showing a general en-echelon, left
stepping geometry. The gold is associated with secondary pyrite, arsenopyrite and minor pyrrhotite. Magnetite, silica, carbonate and amphibole alteration are variably present within
the mineralised zone.
Mineralisation style
Deformation in the GGB comprises of early stages of ductile
shearing and folding (D1 to D5), with periodic emplacement of large diorite intrusive complexes, sills, and dykes. Later stages of deformation (D6 to D8) involved development of brittle-
ductile shear zones, with faults developed in the later stages of deformation, with late emplacement felsic porphyry dykes within the greenstone belt, and granitic intrusions located on the margins of the greenstone belt.
Gold mineralisation occurred late in the tectonic history of the greenstone belt, synchronous with the development of brittle-
ductile shear zones (D6). Mineralisation is dominantly sulphide replacement of magnetite-rich layers in ironstone, with local replacement of ferromagnesian phases and magnetite in the diorite intrusions. Primary gold mineralisation is associated with the intersection of the brittle-ductile shear zones and pre-existing fold hinges, with higher grade concentrations associated with banded iron formation lithologies and with diorite dyke and sill contacts.
Mineralisation characteristics
The mineralisation in the GGB is preferentially hosted within deformation zones developed along the contact of banded iron formation and porphyries of various compositions and associated with major shear systems. The structures associated with
the mineralised system are well defined, the alteration zone is restricted to the mineralised zone, quartz veins are rare or missing although silicification is common.

AngloGold Ashanti Limited <R&R> 2021
GEITA CONTINUED
Africa
71
3D Oblique view (looking southwest) of Nyankanga underground, elevation in mRL*

1200 m RL
1100 m RL
1000 m RL

900 m RL
800 m RL
700 m RL
600 m RL
Legend
Advanced underground infrastructure
Mine design stope
Nyankanga pit shell
Planned underground development
Planned drill holes
Gram-metre scale
79
60
40
20
* mRL in this instance is equal to metres AMSL
Exploration
Exploration drilling programmes at Geita for 2021 completed a total of 167,445m for both capitalised and expensed projects.
Mineral Resource development drilling for capitalised growth projects completed 56,439m, with 49,673m from surface
(Nyamulilima Cuts 1 and 2 and Geita Hill) and 6,766m from
underground projects (Geita Hill underground).
Mineral Resource development drilling for stay in business
capital projects completed 43,610m of exploration drilling
comprised of 27,405m from surface (Nyamulilima Cuts 1 and 2)
and 16,206m from underground projects (Star and Comet, and
Nyankanga underground).
Mineral Resource delineation or development drilling for
expensed sustaining projects completed a total of 41,296m
of exploration drilling comprised of 16,316m from surface
(Nyamulilima Cuts 1 and 2) and 24,980m from underground
projects at Star and Comet, and Nyankanga underground,
targeting new Inferred Mineral Resource.
The Mineral Resource delineation and tangible exploration upside drilling for expensed non-sustaining projects completed 26,100m from surface drilling at Nyamulilima Cuts 1 and 2 and Xanadu, in the Nyamulilima district, and underground extension at Star and
Comet and Nyankanga underground operations.
Projects
The current operations are supported by a LOM plan to 2029,
with a five year exploration strategy in place for Mineral Resource growth and to replace and grow Ore Reserve at a rate of greater than depletion (>0.5Mozpa). The exploration strategy, aligned with the GGM's business plan which seeks to extend the LOM beyond
2029, with exploration drilling targeting Mineral Resource to Ore
Reserve conversion in the underground mines securing near-term ounces, in conjunction with exploration targeting underground extension and surface exploration of key prospects testing for potential future open pit and underground mining opportunities.
The GGM underground exploration strategy is focused on
increasing the Mineral Resource and Ore Reserve base of the
underground mining operations, namely Nyankanga and Star
and Comet underground mines in operation, and the Geita Hill underground mine which is in development, and commenced
operations in November 2020. The underground exploration drilling targets Mineral Resource extension and Mineral Resource to Ore
Reserve conversion in line with Geita's strategic options and LOM plan. Underground exploration drilling at Star and Comet focuses on extension of the Cut 2 and Cut 3 orebodies to depth and lateral extension from Cut 3 towards Ridge 8 orebody. At Nyankanga,
drilling in 2021 has focused on Mineral Resource to Ore Reserve conversion in Block 1 and Block 2, and extension of the Block
4 orebody along strike, and up- and down-dip. At Geita Hill, the
Mineral Resource to Ore Reserve conversion drilling commenced in
June 2021, and focused on drilling Blocks 1 and 2. Surface drilling at Geita Hill underground, has focused on Mineral Resource to Ore
Reserve conversion at Geita Hill Blocks 4, 5 and 6, targeting Inferred
Mineral Resource below the Geita Hill East open pit.
Surface exploration is focused on advancement of known
prospects within GGM's lease holdings to identify new open pit and underground production opportunities and develop them
into production. The recent success at Nyamulilima where

AngloGold Ashanti Limited <R&R> 2021

GEITA CONTINUED
Africa
drilling commenced in mid-2019, and continued through 2020
and was completed in 2021, has resulted in the definition of a significant open pit (1.7Moz Ore Reserve), which commenced
open pit production in April 2021. Future surface exploration will continue to explore targets in the Nyamulilima district for further open pit potential to provide near term value in the LOM plan -
including drilling targets such as Xanadu, Xanadu West, Mabe,
Selous, Xanadu and Kibugwe; which are high priority targets for exploration from 2022 to 2024.
Exploration targeting has identified numerous targets for
testing for new discovery and development into major long lead projects to sustain Geita operations in the future, approximately
50 conceptual exploration targets within GGM's leases, with
exploration plans in place to test higher priority targets, including
Prospect 5 (Geita Hill orebody extension to north-east) and Fukiri-
Jumanne (potential for the western extension of Nyankanga type orebodies) in 2022.
The refractory ore project which encompasses, Matandani,
Kukuluma and Area 3 was postponed in 2017 due to high capital costs related to plant modifications required to treat the refractory ore and the transition to underground mining. Drilling was
completed in 2015 within the Matandani pit, which contains the largest Mineral Resource potential. Metallurgical scoping test work was successfully concluded in 2016 and the PFS that was planned to commence in 2017 was put on hold.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Measured 10 x 15 – – –
Indicated
10 x 10, 20 x 20, 25 x 15,
25 x 40, 40 x 20, 40 x 40
– – –
Inferred
40 x 40, 50 x 40, 50 x 50,
80 x 40
– – –
Grade/ore control
5 x 10, 10 x 5, 10 x 10,
10 x 15
– – –
Drill hole spacing over the Geita projects is variable, where drilling at Geita varies from a 10 x 10m to 40 x 40m grid for an Indicated
Mineral Resource and a 40 x 40m to 80 x 40m grid for an Inferred Measured Mineral Resource. Drilling to a Measured Mineral Resource is
typically completed as grade control drilling to from a 5 x 10m to 10 x 15m grid spacing.
Core logging at the Geita core shed
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other

AngloGold Ashanti Limited <R&R> 2021
GEITA CONTINUED
Africa
73
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Area 3 West (oxide) Measured – – – –
Indicated 0.39 2.55 1.01 0.03
Inferred 0.00 2.02 0.01 0.00
Total
0.40
2.55
1.01
0.03
Chipaka Measured – – – –
Indicated 0.31 2.19 0.68 0.02
Inferred 0.45 2.45 1.10 0.04
Total
0.76
2.34
1.78
0.06
Kalondwa Hill
Measured
Indicated
Inferred
–
–
0.47
–
–
3.91
–
–
1.83
–
–
0.06
Total
0.47
3.91
1.83
0.06
Kukuluma (oxide) Measured – – – –
Indicated 0.05 3.56 0.16 0.01
Inferred 0.02 2.28 0.05 0.00
Total
0.07
3.13
0.21
0.01
Kukuluma (transitional) Measured – – – –
Indicated 0.09 4.70 0.43 0.01
Inferred 0.02 4.88 0.12 0.00
Total
0.11
4.74
0.54
0.02
Kukuluma (sulphide) Measured – – – –
Indicated 0.02 4.89 0.12 0.00
Inferred 0.36 4.06 1.47 0.05
Total
0.39
4.11
1.59
0.05
Matandani (oxide) Measured – – – –
Indicated 1.61 2.00 3.21 0.10
Inferred 0.75 2.14 1.61 0.05
Total
2.36
2.04
4.82
0.16
Matandani (transitional) Measured – – – –
Indicated 0.06 3.39 0.20 0.01
Inferred 0.17 4.70 0.80 0.03
Total
0.23
4.36
1.01
0.03
Matandani (sulphide) Measured – – – –
Indicated 0.07 3.49 0.26 0.01
Inferred 3.02 3.82 11.54 0.37
Total
3.10
3.81
11.80
0.38
Nyamulilima –Cuts 1, 2 and 3 Measured – – – –
Indicated 31.08 2.24 69.71 2.24
Inferred 9.41 1.82 17.15 0.55
Total
40.48
2.15
86.86
2.79
Selous (open pit)
Measured
Indicated
Inferred
–
–
0.47
–
–
2.06
–
–
0.97
–
–
0.03
Total
0.47
2.06
0.97
0.03
Stockpile (full grade ore)
Measured
Indicated
Inferred
0.70
–
–
1.88
–
–
1.31
–
–
0.04
–
–
Total
0.70
1.88
1.31
0.04

AngloGold Ashanti Limited <R&R> 2021

GEITA CONTINUED
Africa
Inclusive Mineral Resource continued
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Stockpile (marginal ore) Measured – – – –
Indicated 9.61 0.87 8.36 0.27
Inferred – – – –
Total
9.61
0.87
8.36
0.27
Stockpile (refractory ore) Measured – – – –
Indicated 0.56 2.80 1.57 0.05
Inferred – – – –
Total
0.56
2.80
1.57
0.05
Geita Hill (underground) – Measured – – – –
Blocks 1 and 2
Indicated 1.81 3.73 6.74 0.22
Inferred 1.13 4.01 4.54 0.15
Total
2.94
3.84
11.28
0.36
Geita Hill (underground) – East Measured – – – –
Indicated 1.56 4.13 6.43 0.21
Inferred 6.31 4.31 27.23 0.88
Total
7.87
4.28
33.65
1.08
Nyankanga (underground) – Measured – – – –
Blocks 1 and 2
Indicated 0.77 5.64 4.37 0.14
Inferred 3.11 4.39 13.67 0.44
Total
3.88
4.64
18.03
0.58
Nyankanga (underground) – Measured 2.96 5.31 15.70 0.50
Blocks 3 and 4
Indicated 3.03 4.18 12.67 0.41
Inferred 1.66 3.54 5.87 0.19
Total
7.64
4.48
34.23
1.10
Nyankanga (underground) – Measured 0.90 4.12 3.69 0.12
Block 5
Indicated 0.83 3.27 2.70 0.09
Inferred 0.36 2.38 0.85 0.03
Total
2.08
3.48
7.24
0.23
Ridge 8 (underground) Measured – – – –
Indicated 0.69 4.84 3.36 0.11
Inferred 2.36 4.72 11.16 0.36
Total
3.06
4.75
14.52
0.47
Star and Comet (underground) – Measured 0.74 3.60 2.68 0.09
Cut 2
Indicated 0.17 3.99 0.66 0.02
Inferred 0.13 3.83 0.51 0.02
Total
1.04
3.69
3.85
0.12
Star and Comet (underground) – Measured 1.23 4.73 5.84 0.19
Cut 3
Indicated 0.80 3.46 2.76 0.09
Inferred 0.26 3.13 0.82 0.03
Total
2.29
4.11
9.41
0.30
Geita
Total
90.51
2.83
255.89
8.23
Estimation
For the open pits, mineralisation boundaries for the individual deposits are defined from detailed logging of all geological drill holes. This information is validated and then geological wireframes are interpreted to create a 3D geological model. The geological model is subsequently used in conjunction with an appropriately dimensioned block model. Ordinary kriging is used to interpolate values into block models, and uniform conditioning
(UC) and LUC methods are used to generate a recoverable Mineral
Resource block model which estimates the proportion of ore that occurs above the Mineral Resource cut-off grade assuming a
specified SMU. The open pit Mineral Resource is reported within a
$1,500/oz optimised pit shell and above the calculated mineralised waste cut-off grade per pit. Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.

AngloGold Ashanti Limited <R&R> 2021
GEITA CONTINUED
Africa
75
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes Moz
For the underground Mineral Resource, the geological model is generated in the same way as for the open pits. However, a high-
grade wireframe is delineated within the broader, lower-grade mineralised envelope. In this instance, all geological controls are adhered to when determining this domain. Ordinary kriging models are then constructed within the low- and high-grade
domains, and numerous validation exercises are completed to
ensure robust estimates are achieved. The underground Mineral
Resource is reported inside a MSO volume generated using a
unique underground cut-off grade for each deposit.
The ultimate open pit designs are used as the limiting boundaries between the open pits and underground during model
compilation. The underground stopes and development are
evaluated using the ordinary kriging block models and the open pit designs are evaluated using the LUC block models.
Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.
Grade tonnage curves
Geita
Surface (metric)
100
80
60
40
20
0

5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Geita
Underground (metric)
33
9
30
27
8
24
7
21
18
6
15
5
12
9
4
0.0 0.5 1.0 1.5 2.0 2.5 3.0
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
0 1 2 3 4 5
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Exclusive Mineral Resource
Geita
Measured
1.44
4.49
6.47
0.21
Indicated
28.18
2.06
58.15
1.87
Inferred
30.48
3.32
101.29
3.26
Total
60.10
2.76
165.92
5.33
The exclusive Mineral Resource is defined as the inclusive Mineral Resource less the Ore Reserve before dilution and other factors are applied. The exclusive Mineral Resource is 5.33Moz, where the open pit exclusive Mineral Resource is 1.85Moz (35%), the underground exclusive Mineral Resource is 3.21Moz (60%), and 0.27Moz (5%) in stockpiles.
Tonnes above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)
Tonnes
above
cut-off
(millions)
Average grade
above cut-off
(g/t)
View of Nyamulilima open pit

AngloGold Ashanti Limited <R&R> 2021

0.18
0.00 (0.01) (0.04)
0.00
7.92
(0.56)
0.24 0.00
8.23
0.50
GEITA CONTINUED
Africa
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Geita
Measured
–
–
–
–
Indicated
2.25
4.35
9.79
0.31
Inferred
8.68
4.42
38.39
1.23
Total
10.93
4.41
48.18
1.55
The Mineral Resource below infrastructure totals 1.55Moz, and is located below the Geita Hill East open pit (mined-out) and totals
1.08Moz. Below the Ridge 8 open pit (mined-out) a total of 0.47Moz of Mineral Resource is below infrastructure.
Year-on-year changes in Mineral Resource
Geita
Total (Moz)
9.0
8.5
8.0
7.5
7.0
6.5
6.0
Significant increases occurred in Nyamulilima Cuts 1 and 2 due to exploration infill drilling in the deeper portions of the planned cutback.
Additional increases were seen at Nyankanga underground due to model changes. Cost decreases in the mine planning assumptions resulted in some of the optimised pit shells increasing in volume.
Ounces
(millions)
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Other
Acquisition/
disposal
2021
The main Nyankanga pit at Geita Gold Mine

AngloGold Ashanti Limited <R&R> 2021
GEITA CONTINUED
Africa
77
Inclusive Mineral Resource sensitivity
Geita
20
15
10
5
0
-5
-10
-15
1,300

Ore Reserve
Ore Reserve
1,500
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,700
Tonnes Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Nyamulilima – Cuts 1, 2 and 3 Proved – – – –
Probable 21.16 2.45 51.80 1.67
Total
21.16
2.45
51.80
1.67
Stockpile (full grade ore) Proved 0.70 1.86 1.30 0.04
Probable – – – –
Total
0.70
1.86
1.30
0.04
Stockpile (marginal ore) Proved 1.49 1.04 1.54 0.05
Probable – – – –
Total
1.49
1.04
1.54
0.05
Nyankanga (underground) Proved – – – –
– Blocks 1 and 2
Probable 0.30 5.86 1.77 0.06
Total
0.30
5.86
1.77
0.06
Nyankanga (underground) Proved – – – –
– Blocks 3 and 4
Probable 3.78 4.55 17.21 0.55
Total
3.78
4.55
17.21
0.55
Nyankanga (underground) Proved – – – –
– Block 5
Probable 0.99 3.01 2.99 0.10
Total
0.99
3.01
2.99
0.10
Star and Comet (underground) Proved – – – –
– Cut 2
Probable 0.51 3.57 1.83 0.06
Total
0.51
3.57
1.83
0.06
Star and Comet (underground) Proved – – – –
– Cut 3
Probable 0.77 5.01 3.87 0.12
Total
0.77
5.01
3.87
0.12
Geita
Total
29.71
2.77
82.29
2.65
Estimation
The Mineral Resource models are used as the basis for Ore Reserve estimation. Input parameters for estimating the Ore Reserve include gold price, mining dilution and recovery, geotechnical information, stay in business capital, operating costs, metallurgical recovery, processing capacity and mining equipment capacities.
Appropriate Ore Reserve cut-off grades are applied and optimised pit shells are generated for the open pit sources. Pit designs are then done on selected shells and signed off by all relevant parties to ensure compliance to specifications. Underground designs are completed and evaluated. These designs are incorporated into the production and treatment scheduling stages to yield ore tonnes and grades. Financial evaluations are completed for production and treatment schedules to check cash flow analysis from the estimated Ore Reserve.
The Ore Reserve for Geita's operating and prospective pits, as well as underground mine areas was estimated using updated economic factors, latest Mineral Resource models, geological, geotechnical, mining engineering and metallurgical parameters. Environmental, sociopolitical, legal and regulatory factors are also considered.
The Mineral Resource is very sensitive to changes in gold
price. The Mineral Resource shows a decrease of (11%)
tonnes, (4%) grade and (7%) ounces using a $1,300/oz gold
price, and shows an increase of 16% tonnes, 3% grade and
13% ounces using a $1,700/oz gold price.
Percentage
change

AngloGold Ashanti Limited <R&R> 2021

0.25
(0.09)
0.00
2.65
0.02
2.34 (0.51)
0.64 0.00
0.00
0.00 0.00
GEITA CONTINUED
Africa
Ore Reserve modifying factors
Gold
Cut-off
Stoping
RMF
(% based
RMF
MRF
(% based
MRF
price
grade
width
Dilution
on
(% based
on
(% based
MCF
MetRF
as at 31 December 2021
$/oz
g/t Au
cm
%
tonnes)
on g/t)
tonnes)
on g/t)
%
%
Surface
Nyamulilima – Cuts 1, 2 and 3
1,200
1.20
–
7.4
90.0
90.0
95.0
95.0
99.0
89.2
Underground
Geita Hill – Blocks 1 and 2
1,200
3.38
2,500
10.0
100.0
100.0
95.0
95.0
99.0
87.2
Geita Hill – East
1,200
3.38
2,500
10.0
100.0
100.0
95.0
95.0
99.0
87.2
Nyankanga – Blocks 1 and 2
1,200
3.21
450
10.0
100.0
100.0
88.0
88.0
99.0
90.7
Nyankanga – Blocks 3 and 4
1,200
3.48
2,500
22.0
100.0
100.0
87.0
87.0
99.0
90.7
Nyankanga – Block 5
1,200
3.20
2,500
16.0
100.0
100.0
88.0
88.0
99.0
90.3
Star and Comet – Cut 2
1,200
2.57
450
10.0
100.0
100.0
95.0
95.0
99.0
88.3
Star and Comet – Cut 3
1,200
3.39
450
10.0
100.0
100.0
92.0
92.0
99.0
77.8
The factors applied are RMF, MRF, mine call factor (MCF) and MetRF. For underground operations a MRF and dilution is applied.
Inferred Mineral Resource in annual Ore Reserve design*
Tonnes
Grade
Contained gold
as at 31 December 2021
million
g/t
tonnes
Moz
Nyamulilima – Cuts 1, 2 and 3
9.37
1.82
17.10
0.55
Geita Hill (underground) – Blocks 1 and 2
0.37
3.73
1.39
0.04
Geita Hill (underground) – East
2.76
3.84
10.60
0.34
Nyankanga (underground) – Blocks 1 and 2
1.33
4.42
5.90
0.19
Nyankanga (underground) – Blocks 3 and 4
0.40
2.99
1.19
0.04
Star and Comet (underground) – Cut 2
0.07
2.80
0.19
0.01
Star and Comet (underground) – Cut 3
0.01
2.07
0.03
0.00
Total
14.32
2.54
36.39
1.17
* Inferred Mineral Resource including lower confidence material
With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 31% of the Ore Reserve plan of six years. No Inferred Mineral Resource is considered in Ore Reserve reporting.
Year-on-year changes in Ore Reserve
Geita
Total (Moz)
3.0
2.8
2.6
2.4
2.2
2.0
1.8
1.6
1.4
1.2
The significant increase is mainly due to ongoing exploration drilling success resulting in larger pit designs. The open pit shell and underground stope design changes contributed to an increase of 27% and 3% to the Ore Reserve respectively.
Ounces
(millions)
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Operational Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021
GEITA CONTINUED
Africa
79
Ore Reserve sensitivity
Geita
10
5
0
-5
-10
-15
1,100
1,200
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,300
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Damon Elder MAusIMM 208 240 25 years BSc Hons (Geology)
Ore Reserve Duan Campbell ECSA 202 101 953 19 years BEng (Mining)
The percentage change (in tonnes, grade and ounces)
at a lower ($1,100/oz) and a higher ($1,300/oz) Ore
Reserve gold price is shown in the graph. The Ore Reserve
is very sensitive on a tonnes basis to a drop in gold price, and less sensitive on an ounce and tonnes basis to an
increase in gold price.
Percentage
change
Night shift load and haul operations in the Nyankanga pit at Geita

AngloGold Ashanti Limited <R&R> 2021
5
4
Operation Project
0
400km
2
3
Legend
1
Argentina Cerro Vanguardia (92.5%)
2
Brazil Serra Grande
3
AGA Mineração
4
Colombia, Gramalote (50%)(1)
/ La Colosa / Quebradona
5
USA Silicon(2)
(1)
Gramalote is managed by B2Gold
(2)
Silicon has been declared as a Mineral Resource for the first time
1
REGIONAL OVERVIEW
AMERICAS
Contribution to regional production
15
26
%
59
◼
◼
◼
Cerro Vanguardia AGA Mineração
Serra Grande
23%
Contribution to group
production
Key statistics
Units
2021
2020
2019
Operational performance
Tonnes treated/milled
Mt
7.8
7.5
7.3
Recovered grade
oz/t
0.066
0.08
0.089
g/t
2.27
2.77
3.04
Gold production
000oz
559
649
710
Total cash costs
$/oz
92
72
736
All-in sustaining costs
$/oz
1,587
1,003
1,032
Capital expenditure
$m
398
217
195

AngloGold Ashanti Limited <R&R> 2021

Moz
REGIONAL OVERVIEW CONTINUED
Americas
Contribution to group Mineral Resource
Contribution to group Ore Reserve

64.9
58.3
22.

◼
◼
Americas
Rest of AngloGold Ashanti
◼
◼
Americas
Rest of AngloGold Ashanti
As at 31 December 2021, the Mineral Resource
(inclusive of Ore Reserve) for the Americas region
was 58.3Moz (2020: 56.0Moz) and the Ore Reserve
was 7.4Moz (2020: 7.5Moz).
This is equivalent to 47% and 25% of the group's Mineral Resource and Ore Reserve respectively. Combined production for the Americas was 559koz in 2021, equivalent to 23% of group production.
The Americas region incorporates two mining jurisdictions: Brazil and Argentina, and greenfields projects in Colombia and the USA.
AngloGold Ashanti has three operations in the Americas, the Cerro
Vanguardia Mine in Argentina (AngloGold Ashanti 92.5% and
Fomento Minero de Santa Cruz Sociedad del Estado (Fomicruz
SE) 7.5%), AngloGold Ashanti Córrego do Sítio Mineração
operations (referred to as AGA Mineração) which includes the
Cuiabá, Lamego and Córrego do Sítio (CdS) Mines, and Mineração
Serra Grande (referred to as Serra Grande), both in Brazil.
The projects in Colombia form a significant contribution to
AngloGold Ashanti’s Mineral Resource with the three projects: La
Colosa, Quebradona and Gramalote (AngloGold Ashanti 50% and
B2Gold 50%) contributing 38.4Moz.
Gramalote declared a maiden Ore Reserve in 2017 and Quebradona declared a maiden Ore Reserve in 2018. Quebradona and Gramalote contribute 4.3Moz to AngloGold Ashanti’s gold Ore Reserve and
Quebradona has a copper Ore Reserve of 3,250Mlb. Both Quebradona and Gramalote are at various stages of FS. Quebradona is planned as a copper mine with gold and silver as by-products.
A maiden Mineral Resource at Silicon in the USA totaling 3.4Moz was declared in 2021
Gold
Americas Mineral Resource
Per operation/project (Moz)
30
25
20
15
10
5
0

Americas Ore Reserve
Per operation/project (Moz)
3.0
2.5
2.0
1.5
1.0
0.5
0.0

2020
2021

2020
2021
“The projects in Colombia form a significant contribution to
AngloGold Ashanti’s Mineral Resource.”
7.4
Moz
5
3.33
2.88
Cerro Vanguardia
0.63
0.5>5
Serra Grande
3.01
3.01
Gramalote
0.95
0.82
Cerro Vanguardia
0.00
Silicon
3.37
1.73
1.69
Gramalot AGA
3.69
3.82
1.72
Mineração
Quebradona
7.13
7.02
1.72
Quebradona Serra Grande
2.49
2.60
10.55
9.89
AGA
Mineração
28.33
28.33
La Colosa

Contained copper
tonnes million
pounds million
Grade
%Cu
Tonnes
million
Category
as at 31 December 2021
Contained copper
tonnes million
pounds million
Grade
%Cu
Tonnes
million
Category
as at 31 December 2021
AngloGold Ashanti Limited <R&R> 2021
REGIONAL OVERVIEW CONTINUED
Americas
Gold
Inclusive Mineral Resource
Americas
Measured
114.47
1.33
151.88
4.88
Indicated
1,203.75
0.90
1,085.22
34.89
Inferred
767.87
0.75
576.86
18.55
Total
2,086.08
0.87
1,813.96
58.32
Exclusive Mineral Resource
Americas
Measured
64.29
1.50
96.24
3.09
Indicated
1,035.46
0.87
897.36
28.85
Inferred
767.37
0.75
576.25
18.53
Total
1,867.11
0.84
1,569.85
50.47
Ore Reserve
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Americas
Proved
11.11
2.70
29.99
0.96
Probable
203.74
0.98
199.60
6.42
Total
214.86
1.07
229.60
7.38
Copper
Inclusive Mineral Resource
Americas
Measured
86.74
0.95
0.82
1,814
Indicated
227.33
0.87
1.97
4,338
Inferred
305.94
0.48
1.47
3,231
Total
620.02
0.69
4.26
9,384
Exclusive Mineral Resource
Americas
Measured
45.15
0.69
0.31
684
Indicated
148.91
0.68
1.01
2,218
Inferred
305.94
0.48
1.47
3,231
Total
500.01
0.56
2.78
6,134
Ore Reserve
Tonnes
Grade
Contained copper
as at 31 December 2021
Category
million
%Cu
tonnes million
pounds million
Americas
Proved
–
–
–
–
Probable
120.01
1.23
1.47
3,250
Total
120.01
1.23
1.47
3,250
82
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

REGIONAL OVERVIEW CONTINUED
Americas
Copper
Americas Mineral Resource
Per operation/project (Mlb)
10,000
9,000
8,000
7,000
6,000
5,000
Americas Ore Reserve
Per operation/project (Mlb)
3,300
3,250
3,200
3,150
3,100
3,050
3,000

2020
2021

“Quebradona is planned as
a copper mine with gold and
silver as by-products.”
9,677
9,384
Quebradona
3,105
Quebradona
3,250
Overlooking the processing plant at Cerro Vanguardia

AngloGold Ashanti Limited <R&R> 2021
Cordoba
Santa Fe
ARGENTINA
Buenos Aires
Bahia Blanca
Operation
0
1,000km
1
San Julian
Legend
1
Cerro Vanguardia (92.5%)
Rio Gallegos
ARGENTINA
AMERICAS
Cerro Vanguardia, in which AngloGold Ashanti has
a 92.5% stake, is its sole operation in Argentina.
Fomicruz SE, a state company, owns the remaining
7.5%. Located to the northwest of Puerto San
Julián, in the province of Santa Cruz, Cerro
Vanguardia operates multiple small open pits with
high stripping ratios and multiple narrow-vein
underground mines. The metallurgical plant, which
includes a cyanide recovery facility, has a daily
capacity of 3,000t. Cerro Vanguardia has been in
operation for more than 20 years.
Silver is produced as a by-product.
Attributable production from Argentina totalled 145koz of gold in
2021, or 26% of the region’s production.
As at December 2021, the Mineral Resource (inclusive of Ore
Reserve) for Argentina was 2.9Moz (2020: 3.3Moz) and the Ore
Reserve was 0.8Moz (2020: 1.0Moz).
Inclusive Mineral Resource
Exclusive Mineral Resource
Ore Reserve
0.4
0.5
0.4
0.4
0.3
Moz
Moz
Moz
2.0
◼
◼
◼
Measured
◼
Indicated
◼
Inferred
1.4
◼
◼
◼
Measured
◼
Indicated
◼
Inferred
0.5
◼
◼
Proved
◼
Probable

AngloGold Ashanti Limited <R&R> 202

CERRO VANGUARDIA
Americas
Introduction
Property
description
Cerro Vanguardia is a gold-silver operation with multiple open pit and underground mines located within the property and mined simultaneously. AngloGold Ashanti has a 92.5% stake in Cerro Vanguardia, the company’s sole operation in Argentina, with Fomicruz SE, a state company operating in the province of Santa Cruz, owning the remaining 7.5%. The climate is semi-arid and although snow does occur, winter is mild and exploration activities are normally possible all year round.
Location
History
Cerro Vanguardia is located in the Santa Cruz province, southern Patagonia, Argentina, approximately 110km north-northwest of the coastal town of Puerto San Julian. Access to the area is by aircraft from Buenos Aires to
Comodoro Rivadavia (380km) or Rio Gallegos (510km) and then by road to the mine site.
Gold exploration at the site was started in late 1980s by the state owned Fomicruz SE and Minera Mincorp
(JV between Anglo American Argentina Holdings Limited and a local private company Perez Companc). Cerro
Vanguardia commenced as an open pit operation in 1998 and this was supplemented in 2010 with the start of shallow underground mining to access high-grade material. To complement the already existing gold plant, a heap leaching operation was started in 2012. AngloGold purchased Minera Mincorp’s share in Cerro Vanguardia in 1999, and the mine has been operated by AngloGold Ashanti since, with the remaining portion acquired from
Perez Companc in 2002.
Legal aspects
and tenure
Mining method
Operational
infrastructure
Mineral
processing
The mining licence encompasses an area of approximately 543km2. The mining licence, 402642/CV/97, which covers the full Ore Reserve was granted on 27 December 1996 and expires on 26 December 2036
Cerro Vanguardia uses both underground and open pit mining. Open pit is via conventional open pit mining with a double bench height of 20m and contributes 60% of the ore. Open pit mining is distributed between multiple operating pits, typically five to ten at any one time, depending on the plant feed requirements.
As for the underground, longhole stoping is the mining method and currently, there are four underground mines that are operated at the same time, located on the Osvaldo 8, Cuncuna, Serena and Zorro veins. Three more are in development (Liliana, Osvaldo 7 and Loma del Muerto CB6). Underground mining represents around 40% of total production, a percentage that will increase in the coming years. Lower-grade material is stockpiled and processed on the heap leach.
Infrastructure for Cerro Vanguardia is mostly located on-site. It includes a camp site with capacity for more than 1,000 people, a Merrill Crowe plant, heap leaching facilities, cyanide recycling plant, mine laboratory, maintenance facilities, warehouses and sewage processing plant. Four natural gas power generators, fed by a 40km long pipeline, provide electricity to the operation. Natural gas is also used for heating. Mine office facilities are located in the main mining area.
Dewatering supplies water for use both as processing water and camp consumption. Due to the particular features of the mine, and in order to optimise hauling, all pits have local, single or multiple, waste dumps.
The TSF is located in, and is contained by a natural depression.
The metallurgical plant has a daily capacity estimated at 3,500tpd (1.2Mtpa), with gold and silver grade of around
4.25g/t and 120g/t, respectively. The plant comprises the following stages: crushing, milling, conventional leaching in tanks, counter current decant system in thickeners (CCD circuit), a CIL process, acid wash, elution, conventional Merrill Crowe process to recover gold and silver with metallic zinc, and a cyanide recovery plant
(Cyanisorb). The tails go directly to a conventional TSF, where there is also a reclaim water system for the plant
Additional to the processing plant there is a heap leach pad, with an annual capacity of 1.5Mtpa with gold and silver grade of around 0.7g/t and 20g/t, respectively. The pregnant solution from this process goes directly to the
CCD circuit in the process plant and to the Merrill Crowe process for gold and silver recovery.
Risks
There are no significant environmental and natural disaster risks. The Mineral Resource and Ore Reserve estimates are sensitive to gold and silver prices as well as to local exchange rate fluctuations. The low-grades from the open pits, and difficult hydrogeological and geotechnical conditions for underground are ongoing risks or uncertainties in the Mineral Resource and Ore Reserve estimates that are managed on a day-to-day basis.

AngloGold Ashanti Limited <R&R> 2021
CERRO VANGUARDIA CONTINUED
Americas
86
Map showing the location, infrastructure and mining licence area for Cerro Vanguardia, with the total mining lease area insert shown in the bottom left corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

N
S
+200m
+100m
0m
Legend
Vein
Ramp
Stopes above cut-off
CERRO VANGUARDIA CONTINUED
Americas
N-S Underground view of Lilina Norte, elevation in metres AMSL
Geology
The Cerro Vanguardia district is located within the southern
Deseado Massif in the Santa Cruz province of Patagonia,
Argentina. The Deseado Massif is an extensive rhyolite province of Middle to Upper Jurassic age. The most important geological feature in the Deseado Massif is an extended plateau formed
by pyroclastic, epiclastic and extrusive rocks which were part of a strong explosive volcanic event associated with regional extensional tectonics developed during the Middle to Upper
Jurassic and related to the opening of the Atlantic Ocean. The rocks representing this magmatism are termed the Bajo Pobre
Formation and Bahia Laura Group. The Bajo Pobre Formation
comprises andesites, basalts and mafic volcanic agglomerates.
The Bahia Laura Group includes both the Chon Aike Formation
(ignimbrites, tuffs, volcanic breccias, agglomerates, lavas and domes) and the La Matilde Formation (tuffs and epiclastic
volcanics interlayered with ignimbrites).
Deposit type
The Middle to Upper Jurassic ignimbrites and volcanic rocks from
Chon Aike Formation host the low-sulphidation epithermal gold and silver deposits. The thickness of the ignimbrite sequence is estimated to have exceeded 1,000m but some lateral variations have been identified across the district. Epithermal gold-silver bearing structures cut across all Jurassic rocks in the stratigraphy.
The two main ignimbrite units, the Masiva-Lajosa and Granosa, host the majority of the mineralised veins.
The Masiva-Lajosa ignimbrite occurs at the top of the sequence while the Granosa ignimbrite occurs towards the bottom. These two ignimbrites are separated by two thinner, polymictic ignimbrite units (Brechosa and Brechosa Base) and a sequence of stratified crystal to ash-rich tuffs (Estratificada unit). The base of the sequence is a mixed unit of stratified ignimbrite intercalated with fine-grained tuffs (Estratificada Inferior ignimbrite).
Mineralisation style
Cerro Vanguardia is located in the core of the 60,000km2 Deseado
Massif, one of the most extensive volcanic complexes in southern
Patagonia. The Deseado Massif is an extensive rhyolite province of Middle to Upper Jurassic age deposited over Paleozoic low-
grade metamorphic basement rocks. These rocks are exposed in erosional windows through overlying Cretaceous sediments and
Tertiary to Quaternary basalts. The orebodies comprise a series of low-sulphidation epithermal vein deposits containing gold and large quantities of silver which is produced as a by-product.
Mineralisation characteristics
The mineralisation is concentrated in steeply-dipping quartz veins that cut the flat-lying ignimbrites and volcanoclastic rocks. The
Cerro Vanguardia district contains around 100 gold and silver-
bearing epithermal veins for a cumulative exposed vein strike extension of more than 240km, of which 57 veins are currently known to contain economic gold and silver mineralisation.
The veins at Cerro Vanguardia consist mainly of quartz and
adularia and contain minor electrum, native gold, silver sulphides and native silver as fine-grained disseminations. Vein textures are mainly characterised by colloform-crustiform banding,
pseudomorphic quartz lattice textures, massive-to-vuggy quartz veins and vein breccias. 40Ar/39 Ar dating on adularia from the
Osvaldo Diez vein yielded ages of around 153Ma while the age of the thick sequence of ignimbrites hosting the veins has been dated between 166Ma and 150Ma.

AngloGold Ashanti Limited <R&R> 2021
CERRO VANGUARDIA CONTINUED
Americas
88
S
N
400m
Vein
Current pits
Drill holes
Stock work
Vein
3D view (left) and geological cross-section (right) of Loma Del Muerto, elevation in metres AMSL
Exploration
The 2021 exploration programme included mainly the execution of more than 35,000m of DD in 148 holes across 16 different
veins. A sum of 4,610m of trenches were excavated to crosscut structures of four veins at the centre and western area of the
Cerro Vanguardia district. Additionally, 92 new channels were cut in four different veins (1,052m) for target generation as well as to complete the Mineral Resource modelling.
Projects
During 2020 a new three-year exploration project began to test the district's remaining potential, considering known vein extensions, new exploration areas and geophysical targets. The strategic exploration programme has continued through 2021 and is
expected to end in late 2022.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other
Measured 6 x 10, 12 x 5 – –
Indicated 40 x 40 – –
Inferred 80 x 80 – –
Grade/ore control 6 x 10, 12 x 5 – –
Inclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Vein (open pit) Measured 2.19 4.13 9.03 0.29
Indicated 10.37 3.61 37.45 1.20
Inferred 2.20 2.83 6.21 0.20
Total
14.75
3.57
52.69
1.69
In situ heap leach stockwork material
Measured 3.20 0.52 1.68 0.05
Indicated 14.16 0.47 6.66 0.21
Inferred 2.06 0.44 0.91 0.03
Total
19.42
0.48
9.25
0.30
Heap leach stockpiles
Measured
Indicated
Inferred
1.57
–
–
0.43
–
–
0.68
–
–
0.02
–
–
Total
1.57
0.43
0.68
0.02
Vein (underground) Measured 0.73 6.65 4.88 0.16
Indicated 2.56 6.88 17.58 0.57
Inferred 0.71 6.41 4.53 0.15
Total
4.00
6.75
26.99
0.87
Cerro Vanguardia
Total
39.74
2.26
89.61
2.88

AngloGold Ashanti Limited <R&R> 2021

CERRO VANGUARDIA CONTINUED
Americas
Inclusive Mineral Resource by-product: silver
as at 31 December 2021 Category
Tonnes
million
Grade
g/t
Contained silver
tonnes
Moz
Cerro Vanguardia
Measured
7.69
49.82
383
12.32
Indicated
27.08
56.90
1,541
49.54
Inferred
4.96
104.27
518
16.64
Total
39.74
61.45
2,442
78.51
Estimation
The mineralisation boundaries for each geological entity (veins, stockwork and wall rock) are defined from detailed logging of all geological drill holes. This data is validated and the information used to create a 3D model with cell block sizes of 5 x 25 x 5m.
Volumetric measurements of the deposit are then determined
using relevant block dimensions. Ordinary kriging is used to perform grade interpolation and field tests are conducted to determine appropriate in situ densities.
Conditional simulations are performed in the main deposits
for uncertainty assessment and the Mineral Resource is then
classified into Measured, Indicated and Inferred Mineral Resource categories according to the internal AngloGold Ashanti guidelines.
For the veins where simulations are not done, drill density is used to classify the Mineral Resource.
Ordinary kriging is carried out for the three defined ore zones.
Extreme values are normally capped for less than 1% of the sample distribution. LeapfrogTM is used to do the geological modelling, and
DatamineTM software is used for estimation. The variography is done by vein and for each ore zone (vein, stockwork and ignimbrite).
High-grade material is capped using probability plots from GSLIBTM for veins, stockworks and ignimbrites. Only gold and silver is included in the estimation process. In most of the veins, gold and silver have a direct relationship around a ratio of 1:8.
Grade tonnage curves
Cerro Vanguardia
Surface (metric)
16
14
12
10
8
6
4
2
0
Cerro Vanguardia
Underground (metric)
16
4
20
14
18
3
12
10
2
14
8
12
6
1
10
4 8
2
0 6
0 1 2 3 4 5 6 7 8 9 10 0 2 4 6 8 10
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Cerro Vanguardia
Measured
4.33
2.66
11.53
0.37
Indicated
19.73
2.15
42.41
1.36
Inferred
4.96
2.35
11.65
0.37
Total
29.03
2.26
65.58
2.11
The open pit exclusive Mineral Resource is primarily located between the pit design and the Mineral Resource shell and exists due to the difference in the economic parameters that have been used.
Where the grades of gold and silver are above the Mineral Resource cut-off but below the Ore Reserve cut-off, significant zones of exclusive Mineral Resource are generated. Very deep Mineral Resource will not be converted in the near-term to Ore Reserve and is therefore listed as exclusive Mineral Resource.
Tonnes above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)
Tonnes
above
cut-off
(millions)
Average grade
above cut-off
(g/t)
16

AngloGold Ashanti Limited <R&R> 2021
CERRO VANGUARDIA CONTINUED
Americas
90
3.33 (0.15)
0.06 (0.00) 0.00 (0.34)
0.00
0.00 (0.02)
0.00
2.88
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Cerro Vanguardia
Measured
Indicated
Inferred
–
–
0.14
–
–
6.01
–
–
0.84
–
–
0.03
Total
0.14
6.01
0.84
0.03
All the Inferred Mineral Resource that has no ramp designed as yet is considered to be below infrastructure.
Year-on-year changes in Mineral Resource
Cerro Vanguardia
Total (Moz)
3.5
3.3
3.1
2.9
2.7
2.5
The changes were largely due to depletion and an increase in mining costs resulting in an increased cut-off grade and a reduction in both open pit and underground Mineral Resource.
Inclusive Mineral Resource sensitivity
Cerro Vanguardia
Percentage
change
8
4
0
-4
-8
-12
1,300
1,500
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,700
The Mineral Resource is sensitive to both a drop and an
increase in gold price. Significant amounts of low-grade
material are present in the deposit which is reflected in the large tonnage increase and grade decrease at elevated gold
prices. There is a 5% upside in ounces at a higher Mineral
Resource price and 7% downside in ounces at a lower
Mineral Resource price.
Ounces
(millions)
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Other
Acquisition/
disposal
2021
View of the processing plant at Cerro Vanguardia

AngloGold Ashanti Limited <R&R> 2021

CERRO VANGUARDIA CONTINUED
Americas
Ore Reserve
Ore Reserve
Vein (open pit) Proved 0.80 3.51 2.80 0.09
Probable 2.95 3.18 9.35 0.30
Total
3.74
3.25
12.15
0.39
In situ heap leach stockwork material
Proved 1.22 0.39 0.47 0.02
Probable 4.06 0.30 1.21 0.04
Total
5.28
0.32
1.67
0.05
Heap leach stockpiles
Proved
Probable
1.57
–
0.43
–
0.68
–
0.02
–
Total
1.57
0.43
0.68
0.02
Vein (underground) Proved 0.61 7.56 4.59 0.15
Probable 1.11 5.72 6.32 0.20
Total
1.71
6.37
10.91
0.35
Cerro Vanguardia
Total
12.31
2.07
25.42
0.82
The Cerro Vanguardia Ore Reserve consists of underground, open pit, and low-grade stockpile source material.
Ore Reserve by-product: silver
Tonnes
Grade
Contained silver
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Cerro Vanguardia Proved 4.19 55.94 234 7.53
Probable 8.12 49.56 402 12.93
Total
12.31
51.73
637
20.47
Estimation
The appropriate Mineral Resource models are used as the basis for estimating the Ore Reserve. All relevant modifying factors such as mining dilution and costs are used in the Ore Reserve conversion process. This is based on the original block grades and tonnage, and includes waste material (both internal and external).
Appropriate Ore Reserve cut-off grades are applied and all blocks above this cut-off are reported.
It is important to emphasise the importance of silver during the optimisation of the pits, since silver is a significant by-product at
Cerro Vanguardia. The ratio of silver to gold commonly ranges from 20g/t to 30g/t of silver per 1g/t of gold.
Ore Reserve depletion includes material that comes from
operational dilution, which constitutes an additional low-grade tonnage that is mined as part of the ongoing operation. Mineral
Resource is estimated in situ and thus does not include this dilution.
Ore Reserve modifying factors
Gold price
Exchange
rate
Cut-off
grade
Dilution
MRF
(% based
MRF
(% based
MCF
MetRF
as at 31 December 2021
$/oz
$/ARS
g/t Au
%
on tonnes)
on g/t)
%
%
Vein (open pit) 1,200 112.04 3.25 35.0 97.0 96.5 94.0 94.1
In situ heap leach stockwork
material
1,200
112.04
0.32
35.0
97.0
96.5
94.0
66.1
Heap leach stockpiles 1,200 112.04 0.43 – – – – 66.1
Vein (underground) 1,200 112.04 6.37 54.0 97.0 96.0 94.0 94.1
A detailed reconciliation process compares estimated versus mined ore, including comparison between predicted grades and tonnes produced in the processing plant. These comparisons are used in determining which modifying factors to use in the Ore Reserve estimates.
The mine and plant reconciliation was used as the basis of conversion factors for tonnage and gold grade.
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021
CERRO VANGUARDIA CONTINUED
Americas
92
0.95 (0.17)
0.09 0.00 (0.04)
(0.03)
(0.01)
0.01
0.00 0.00 0.00 0.82
Inferred Mineral Resource in annual Ore Reserve design*
as at 31 December 2021
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Vein (open pit)
0.38
3.06
1.17
0.04
In situ heap leach stockwork material
0.54
0.29
0.15
0.00
Vein (underground)
0.25
6.37
1.58
0.05
Total
1.17
2.49
2.90
0.09
* Inferred Mineral Resource including lower confidence material
With appropriate caution, a portion of the Inferred Mineral
Resource was included in the business plan optimisation process.
This accounts for 10% of the Ore Reserve plan of six years. No
Inferred Mineral Resource is considered in Ore Reserve reporting.
At Cerro Vanguardia no Inferred Mineral Resource has been used in the Ore Reserve design or optimisation process. Insignificant amounts of Inferred Mineral Resource may however be present
in the final Ore Reserve design shape due to extraction shape limitations but this is never quoted as an Ore Reserve, or used in the economic appraisal of the Ore Reserve. This is a change from
2020 where Cerro Vanguardia reported the amount of Inferred
Mineral Resource in the business plan rather than the Ore Reserve plan. This has caused a large change in the quoted Inferred
Mineral Resource in the Ore Reserve plan for 2021.
The Inferred Mineral Resource is generally located in the deeper parts of the orebody, such as the bottom of the open pits and deeper portions of the underground Mineral Resource.
Year-on-year changes in Ore Reserve
Cerro Vanguardia
Total (Moz)
1.00
0.95
0.90
0.85
0.80
0.75
0.70
The net decrease was mainly due to depletion and minor cost changes, offset partially by revisions to methodology.
Ore Reserve sensitivity
Cerro Vanguardia
Percentage
change
20
10
0
-10
-20
1,100
1,200
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,300
The Ore Reserve is very sensitive to both a drop and an
increase in gold price. There is an 8% upside in ounces at a higher Ore Reserve price and an 8% downside in ounces at a
lower Ore Reserve price.
Ounces
(millions)
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Operational Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

CERRO VANGUARDIA CONTINUED
Americas
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Juan Paredes MAusIMM 227 738 25 years PhD (Geology)
Ore Reserve Martin Cesca MAusIMM 333 864 8 years BEng (Mining Engineering)

Loading of ore into a truck at the open pit at Cerro Vanguardia

AngloGold Ashanti Limited <R&R> 2021
Belém
Manaus
BRAZIL
Recife
Crixás
1
Brasília
2
Salvado
Operation
Belo Horizonte
São Paulo
Rio de Janeiro
Legend
1
Serra Grande
2
AGA Mineração
0
1,000km
BRAZIL
AMERICAS
AngloGold Ashanti’s operations in Brazil comprise
AngloGold Ashanti Córrego do Sítio Mineração
(AGA Mineração) in the Quadrilátero Ferrífero,
Minas Gerais state and Serra Grande in Goiás state.
AGA Mineração consists of several operations,
namely Cuiabá, Lamego, and CdS.
Ore from the Cuiabá and Lamego underground mines is
processed at the Cuiabá Gold plant. The concentrate produced is transported by aerial ropeway to the Queiroz plant for processing and refining. The Queiroz hydrometallurgical plant also produces sulphuric acid as a by-product.
CdS consists of open pit and underground mines. The oxide ore mined is treated by heap leach and a pressure leaching plant treats sulphide ore. The distance from the main underground mine to the metallurgical plant is around 15km.
Serra Grande comprises three mechanised underground mines,
Mina III, Mina Nova and Mina Palmeiras, and an open pit as well as a dedicated metallurgical plant.
Attributable production from Brazil totalled 414koz of gold in 2021, or 74% of the region’s production.
As at December 2021, the Mineral Resource (inclusive of Ore
Reserve) for Brazil was 13.7Moz (2020: 14.2Moz) and the Ore
Reserve was 2.2Moz (2020: 2.4Moz).
Inclusive Mineral Resource
Exclusive Mineral Resource
Ore Reserve
6.5
Moz
3.0
4.3
6.5
Moz
2.2
2.3
1.6
Moz
0.7
◼
◼
◼
Measured
◼
Indicated Inferred
◼
◼
◼
Measured
◼
Indicated
◼
Inferred
◼
◼
Proved
◼
Probable

AngloGold Ashanti Limited <R&R> 2021
Belo Horizonte
Nova Lima
Sabará
1
2
3
Rio
Descoberto
Caeté
Barão de
Cocais
6
5
4
Santa Bárbara
Legend
AGA Mineração Cuiabá complex
1
Cuiabá
2
Lamego
3
Queiroz plant refinery
AGA Mineração CdS complex
Acima
Gandarela
4
CdS
5
CdS I
6
CdS II
0
20km
Operation Project
AGA MINERAÇÃO
AMERICAS
Introduction
Property description
AGA Mineração encompasses mining
operations at Cuiabá, Lamego and CdS.
The Nova Lima Sul (Raposos) project
was in care and maintenance and the
Mineral Resource has subsequently been
written off
Location
The AGA Mineração mining complex is
ocated in southeastern Brazil in the state
of Minas Gerais. Operations are 30km from
the capital of the state (Belo Horizonte)
in the case of Cuiabá and Lamego, and
approximately 100km in the case of CdS,
in the municipalities of Nova Lima, Sabará
and Santa Bárbara respectively.
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
AGA Mineração
Measured
12.5
5.52
69.0
2.22
Indicated
21.20
4.42
93.79
3.02
Inferred
34.74
4.17
144.7
4.65
Tota
68.45
4.49
307.50
9.89
The inclusive Mineral Resource is made up (by ounces) of 34% CdS, 56% Cuiabá and 11% Lamego.
95
Legal aspects and tenure
Under the current Brazilian mining code
and pertinent complementary legislation,
mining concessions and mining
“manifests” are valid up to the depletion
of the Ore Reserve and Mineral Resource,
provided that all obligations and the
required periodic reporting to the federal
government are met.

AngloGold Ashanti Limited <R&R> 2021

0.85 0.00
(0.76)
(0.00)
(0.03)
(0.87)
10.55
(0.36)
0.50
0.00 9.89
AGA MINERAÇÃO CONTINUED
Americas
Inclusive Mineral Resource by-product: sulphur
Tonnes
Grade
Contained sulphur
as at 31 December 2021
Category
million
%S
tonnes million
pounds million
AGA Mineração
Measured
9.78
5.5
0.53
1,177
Indicated
12.77
4.4
0.57
1,249
Inferred
17.79
3.4
0.61
1,338
Total
40.33
4.2
1.71
3,764
Sulphur is a by-product of the Cuiabá and Lamego mining operations (74% Cuiabá and 26% from Lamego by ounces).
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
AGA Mineração
Measured
9.07
5.53
50.14
1.61
Indicated
12.07
3.62
43.68
1.40
Inferred
34.33
4.21
144.38
4.64
Total
55.47
4.29
238.20
7.66
The exclusive Mineral Resource is made up (by ounces) of 38% CdS, 50% Cuiabá and 12% Lamego.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
AGA Mineração
Measured
0.29
5.82
1.71
0.05
Indicated
9.86
5.57
54.93
1.77
Inferred
23.31
4.80
111.83
3.60
Total
33.46
5.03
168.47
5.42
The Mineral Resource below infrastructure is made up (by ounces) of 41% CdS, 52% Cuiabá and 7% Lamego.
Year-on-year changes in Mineral Resource
AGA Mineração
Total (Moz)
12.0
11.5
11.0
10.5
10.0
9.5
9.0
Exploration additions reflect increases for the Quartz vein satellite orebody, Carruagem, Arco da Velha , Descoberto for Cuiabá and
Lamego, with some additions also at Córrego do Sítio in Pinta Bem, Sangue de Boi and Carvoaria. Methodology additions related to model changes due to grade control drilling is offset by increased costs. The write off of the Nova Lima Sul (Raposos Mine) resulted in a further reduction, while exclusions of some skin pillars or underbreak material at Cuiabá and Lamego resulted in a further decrease.
Ounces
(millions)
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

1.73 (0.31) 0.32
0.01 0.00 (0.15)
(0.02)
(0.01)
0.07
0.04 0.00 1.69
“AGA Mineração encompasses mining operations at Cuiabá, Lamego and CdS located in southeastern Brazil in the state of Minas Gerais.”
AGA MINERAÇÃO CONTINUED
Americas
Ore Reserve
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
AGA Mineração
Proved
3.63
3.58
13.02
0.42
Probable
10.07
3.92
39.49
1.27
Total
13.70
3.83
52.51
1.69
The Ore Reserve is made up (by ounces) of 22% CdS, 70% Cuiabá and 7% Lamego.
Ore Reserve by-product: sulphur
Tonnes Grade
Contained sulphur
as at 31 December 2021
Category
million
%S
tonnes million
pounds million
AGA Mineração
Proved
2.54
4.9
0.12
272
Probable
6.70
4.6
0.31
677
Total
9.24
4.7
0.43
949
Sulphur is a by-product of the Cuiabá and Lamego mining operations (92% Cuiabá and 8% Lamego by ounces).
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
AGA Mineração
Proved
0.11
4.00
0.42
0.01
Probable
5.62
4.77
26.80
0.86
Total
5.72
4.76
27.23
0.88
The Ore Reserve below infrastructure is made up (by ounces) of 20% CdS, 77% Cuiabá and 3% Lamego.
Year-on-year changes in Ore Reserve
AGA Mineração
Total (Moz)
2.0
1.8
1.6
1.4
1.2
1.0
0.8

Cost increases resulted in changes in design and some remnant areas being added at Cuiabá. The Lamego and CdS Ore Reserve remain constant and there was a marginal increase in the Ore Reserve at Cuiabá.
Ounces
(millions)
2020 Depletion Exploration Methodology Price Cost Geotechnical Metallurgical Operational Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CÓRREGO DO SÍTIO
Americas
Introduction
Property
description
Location
History
Legal aspects
and tenure
Mining method
Operational
infrastructure
CdS is wholly owned by AGA Mineração. It has been in operation since 1989 and consists of open pit and underground mines.
The CdS complex is located in the municipalities of Santa Barbara and Barão de Cocais that are located 90km east of the city of Belo Horizonte in Minas Gerais State, in the southeast of Brazil. These operations are included in an important mining district referred to as the Quadrilatero Ferrifero (Iron Quadrangle), the second biggest
Brazilian area for the production of iron, gold and manganese.
Gold has been intermittently mined in the Santa Barbara and Barão de Cocais region since the 19th Century.
Modern exploration was undertaken across the CdS area in the 1980s by Morro Velho and São Bento Mineração.
An AngloGold Ashanti FS for the oxide Ore Reserve, to be mined by open pit and treated in a heap leach plant, was approved in 1987. The CdS open pit operations started in the 1990s, with the first phase of production between
1990 and 1998.
In 2002 development of underground exploration drifts began at CdS I and in 2007 the São Bento Mine was acquired from Eldorado Gold Corporation. A FS for the sulphide Ore Reserve, to be mined underground and treated in a sulphide plant, was concluded in 2010. Implementation followed and the ramp-up was concluded in 2012. In 2011, there were major renovations to the structure of the São Bento metallurgical plant that were completed in 2012. In 2013, the crushing circuit was improved to optimise the throughput.
CdS is covered by five Brazilian National Mining Agency (ANM) concessions, namely 930.556/2000;
930.181/2008; 830.129/1982, 833.472/2003 and 830.943/1979, held by AGA Mineração, covering a total of
6,017.44ha. All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations.
According to Brazilian mining law, the expiry of claims, licences, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM.
A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company’s rights, which are already established.
The underground mining method for CdS is sub-level stoping. Each panel consists of three levels with secondary development drives varying from 100m to 600m along strike. The stopes are around 15m high and the mining sequence method varies between top-down and bottom-up, which is only used in specific areas. Geotechnical parameters require that sill pillars are 4 to 7m high, and rib pillars 5m wide. The access into CdS I underground is by decline and into CdS II underground is by shaft.
The open pit operation uses conventional bench mining, with 8m individual benches and 3.2m berms. The material transport (ore and waste) is done by trucks and the excavation by a back hole. The rock breaking method varies according to the rock strength, using either explosives or mechanical excavation.
CdS infrastructure consists of two treatment plants, namely, the sulphide plant at CdS II (used to process refractory sulphide material), and the heap leach plant at CdS I (for oxide ore mined by open pit). The site also has an ore sorting plant, a TSF for the sulphide plant, a neutralised tailings deposit for the oxide material and numerous waste dumps for the open pit mines at CdS I.
Ancillary facilities comprise a water treatment facility, effluent treatment facilities, equipment workshops, laboratory, warehouses, explosives and accessories magazines, fuel stations, electric substations as well as offices, medical clinic, mess rooms, dressing rooms, bathrooms, storerooms, garage, fuel stations, a centre of environmental studies, nursery and other facilities required to operate the mine.
Water is primarily sourced from recycling the underground mine water and supplementary water catchment wells. The power for the operations is supplied and purchased on the open market.
Good communication infrastructure is available in the area.

AngloGold Ashanti Limited <R&R> 2021

There are two metallurgical plants at CdS: the heap leach plant for oxide ore and the sulphide plant.
Mineral
processing
The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, pressure oxidation (POX autoclave), CIL extraction, elution, neutralisation, electrowinning and tailings disposal. The sulphide plant and POX circuit have a capacity of 900ktpa.
The heap leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electrowinning, with a capacity of 900ktpa.
The Inferred Mineral Resource and conceptual material projections within the mine plan are seen as a risk or uncertainty in the Ore Reserve estimate but there are drilling programmes in place to mitigate this.
Risks
The most significant risk to the operation is the lack of Ore Reserve flexibility in the form of alternate mining areas to deliver the production plan. This risk is controlled and mitigated with integrated planning process, together with internal stakeholders and daily monitoring of the execution of the plan.
AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
Introduction continued
View of the sulphide plant at Corrego do Sitio

AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
Map showing the location, infrastructure and mining licence area for AGA Mineração CÓrrego do Sítio, with the total mining lease area insert shown in the top left corner. The coordinates of the mine, as represented by the CdS I plant, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

Rosalino
Cachorro Bravo
Laranjeira
Carvoaria
Legend
Drill holes (DD)
Underground mine development
Topography surface slice
Geological models of the orebodies
AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
SE-NW Simplified view across the AGA Mineração – CdS I main trend
Geology
The CdS gold deposit is located in the eastern part of the Lower to Middle greenschist facies of the Rio das Velhas Archaean, in the Iron Quadrangle region, on the southern margin of the São
Francisco Craton in Brazil.
Deposit type
CdS is an orogenic gold deposit hosted in intensely deformed clastic, volcanoclastic, carbonaceous schists and metagraywackes in an approximately 30km northeast/southwest striking shear
zone. Hydrothermal alteration phases associated with the
mineralisation are dominated by sericite and carbonate.
Mineralisation style
The CdS I, II and III gold deposits and associated targets are located in a gold trend that extends for approximately 14km in a northeasterly direction, from Grota Funda (CdS I) in the south to Jambeiro (CdS III) in the north and which developed in a
compressional tectonic regime. Gold is associated with quartz and fine-grained acicular arsenopyrite. The main gold targets and deposits are distributed over three trends, namely the CdS Trend
(metasedimentary hosted), the Donana Trend and the Cristina Trend
(BIF hosted).
At CdS I, the main orebodies are Rosalino, Cachorro Bravo,
Laranjeiras and Carvoaria, which constitute the current production sources and most of the Mineral Resource. At CdS II, the main orebodies are São Bento, Pinta Bem (both BIF hosted) and Sangue de Boi (metasedimentary hosted). At CdS III where exploration has been limited, the Anomalia I orebodies are the best understood and have the highest potential, hosted in the metasedimentary and
BIF sequences as well as in Jambeiro and Mina de Pedra targets.
Mineralisation characteristics
The CdS deposits consist of narrow northeast to southwest
elongated and folded lenses of mineralisation, parallel to the main regional deformational structure (S2), dipping 60° to 70° to the southeast and plunging 20° to 30° to the northeast. The orebodies are consistently folded, boudinaged and locally disrupted by younger structures. CdS is an orogenic type deposit which is comprised of many hydrothermal lodes with quartz veins and
low-grade sulphide disseminated in the wall rocks. In general, the mineralisation consists of sericitic zones and quartz veinlets hosted in metapellite and BIF. The sedimentary sequence, and consequently the mineralised deposits, are cross-cut by a swarm of basic dykes of uncertain age, with a general orientation north-
northeast to south-southwest dipping to the southeast, with
thicknesses varying from 20cm to 20m.
The gold occurs as native gold in smoky quartz veins and as
microscopic or sub-microscopic inclusions in arsenopyrite (the main mineralisation style). It may also occasionally be associated with berthierite (FeSb2S4 ). Other typical sulphide minerals are pyrrhotite, pyrite, stibnite, sphalerite and chalcopyrite.
Underground
diamond
drilling
at Corrego
do Sitio

AngloGold Ashanti Limited <R&R> 2021

NW
SE
Archaean
Diabase dyke
Rio das Velhas Supergroup
Drill hole trace
Gold lode (>0.7g/t Au)
Open Pit design
Carbonate-bearing sericite-
chlorite-quartz schist
AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
NW-SE Geological cross-section of the Rosalino south orebody, elevation in metres AMSL
Exploration
During 2021, exploration drilled 134km along the CdS trends
from surface and with primary drivers of exploration being
additions and conversions, high-grade targets, and increases in
Mineral Resource confidence. The total area covered by 2021
drilling campaign was 16.56km2. Mineral Resource addition and conversion drilling supports the production plan for the open pit and underground mines mainly CdS I, and CdS II. Drilling of high-
grade targets for assessment allows evaluation of potential near-
mine and broader lease targets. Drilling also forms an essential part of the mines operational excellence plan. This role is to decrease risk in the production plan by removing low confidence
Mineral Resource within the first five years of the plan.
As a result of this strategy, there were large exploration
programmes concluded in 2021. These included the fast tracking of oxide Mineral Resource opportunities at CdS I, particularly at the Rosalino, Cachorro Bravo and Candeias targets, with the intention of adding ounces to the short- and medium-term plan.
There was also work to detail the down-plunge continuity of
Mutuca and Rosalino orebodies and confirming their suitability for underground mining. As a result, a significant Mineral Resource addition was confirmed at Rosalino target. Other programmes
included unlocking Mineral Resource potential at the Cristina,
Donana, Campinas and Pneu orebodies which are important
to add flexibility at the CdS I underground operations, the
confirmation of continuity at the shallow portion of São Bento, drilling of Pinta Bem south pit for Mineral Resource conversion and testing the down-dip and down-plunge continuity of Carvoaria and Laranjeiras, and testing the strike and plunge extents of the
Jambeiro and Anomilia targets at the CdS III Project.
Projects
The CdS exploration drilling programme is focused on minimising
Inferred Mineral Resource within the first three years and
exploration targets within the first five years of the production plan.
This strategy aims to increase the flexibility and Mineral Resource confidence level while providing organic growth. For this, exploration drives are planned for the next years at CdS I and CdS II.
During 2019, potential orebodies closer to the mine infrastructure were treated as priority and this strategy was very successful.
Several secondary orebodies such as Cristina, Pneu and the
Donana orebodies, were confirmed and contributed directly to the mine production. This strategy will continue for the next years.
The deepest production drill holes at CdS I were performed at the main Carvoaria orebody. They confirmed high potential both down-
plunge and laterally, opening the possibility of a connection to the
Sangue de Boi orebody at CdS II. They also indicate a potential trend of mineralisation in a BIF unit within the footwall of Carvoaria orebody. Exploration is planned to confirm this.
At CdS II, exploration programmes based on historical data showed a high potential for Mineral Resource addition in the shallower part of
São Bento orebody and this will be tested during the next few years.
Future exploration will also focus on Mineral Resource conversion at the Pinta Bem and Anomalia orebodies.

AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other
Measured 25 x 25 – –
Indicated 20 x 20, 40 x 40, 50 x 50 –
Inferred 50 x 50, 100 x 100 – –
Grade/ore control 3.8 x 3.8, 8 x 8 – –
For the tailings dams, auger drilling was conducted at 20 x 20 m spacing to define an Indicated Mineral Resource and 50 x 50m to define
Inferred Mineral Resource. A drill hole spacing of 8 x 8m was used for grade control drilling at the open pit mines.
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
CdS I (sulphide) Rosalino underground Measured 0.07 4.54 0.31 0.01
Indicated
1.80 3.73 6.71 0.22
Inferred 3.83 3.71 14.19 0.46
Total
5.70
3.72
21.22
0.68
CdS I (sulphide) Secondary Measured 0.12 3.59 0.41 0.01
underground
Indicated 0.43 3.67 1.58 0.05
Inferred 1.09 3.44 3.76 0.12
Total
1.64
3.51
5.75
0.18
CdS I (sulphide) Cachorro Bravo Measured 0.68 3.52 2.39 0.08 underground
Indicated 0.45 3.19 1.45 0.05
Inferred 0.43 3.35 1.43 0.05
Total
1.56
3.37
5.27
0.17
CdS I (sulphide) Laranjeiras Measured 0.60 3.56 2.12 0.07
underground Indicated 0.76 3.86 2.95 0.09
Inferred 0.99 3.95 3.90 0.13
Total
2.35
3.82
8.97
0.29
CdS I (sulphide) Carvoaria Measured 0.28 4.11 1.15 0.04
underground
Indicated 0.96 5.38 5.14 0.17
Inferred 0.44 4.77 2.09 0.07
Total
1.67
5.01
8.38
0.27
CdS II (sulphide) Sangue de Boi Measured 0.09 6.61 0.58 0.02 underground Indicated 0.46 6.24 2.85 0.09
Inferred 1.40 5.34 7.49 0.24
Total
1.95
5.61
10.92
0.35
CdS II (sulphide) São Bento Mine Measured 0.01 3.53 0.02 0.00 underground
Indicated 0.43 4.55 1.98 0.06
Inferred 4.34 4.46 19.35 0.62
Total
4.78
4.47
21.35
0.69
CdS II (sulphide) Pinta Bem Measured – – – –
underground
Indicated – – – –
Inferred 1.04 3.90 4.05 0.13
Total
1.04
3.90
4.05
0.13
CdS II (sulphide) Secondary Measured – – – –
underground
Indicated – – – –
Inferred 0.21 3.04 0.65 0.02
Total
0.21
3.04
0.65
0.02

AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
Inclusive Mineral Resource continued
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
CdS III (sulphide) underground
Measured
Indicated
–
–
–
–
–
–
–
–
Inferred 1.06 5.11 5.41 0.17
Total
1.06
5.11
5.41
0.17
CdS I (transitional) Rosalino Measured 0.01 2.94 0.03 0.00
underground Indicated 0.06 3.02 0.18 0.01
Inferred 0.04 2.26 0.10 0.00
Total
0.11
2.73
0.31
0.01
CdS I (transitional) underground Measured – – – –
Indicated 0.00 5.00 0.01 0.00
Inferred 0.01 1.95 0.02 0.00
Total
0.01
2.30
0.03
0.00
CdS stockpile (sulphide) Measured – – – –
Indicated – – – –
Inferred 0.12 1.35 0.16 0.01
Total
0.12
1.35
0.16
0.01
CdS I (sulphide) Rosalino open pit Measured 0.19 3.24 0.63 0.02
Indicated 0.84 2.35 1.98 0.06
Inferred 0.10 2.73 0.26 0.01
Total
1.13
2.54
2.87
0.09
CdS I (oxide) Rosalino open pit Measured 0.47 1.34 0.62 0.02
Indicated 0.73 1.25 0.91 0.03
Inferred 0.13 1.03 0.14 0.00
Total
1.33
1.26
1.68
0.05
CdS I (oxide) Secondary Targets Measured 0.02 1.03 0.02 0.00 open pit
Indicated 0.06 1.13 0.06 0.00
Inferred 0.19 1.47 0.28 0.01
Total
0.26
1.37
0.36
0.01
CdS I (transitional) Rosalino open pit Measured 0.19 2.28 0.44 0.01
Indicated 0.17 1.81 0.30 0.01
Inferred 0.02 1.79 0.04 0.00
Total
0.38
2.05
0.77
0.02
CdS II (oxide) Measured 0.01 0.74 0.01 0.00
Indicated 0.39 1.86 0.73 0.02
Inferred 0.27 1.56 0.42 0.01
Total
0.67
1.72
1.15
0.04
CdS II (transitional) Measured – – – –
Indicated 0.01 3.21 0.03 0.00
Inferred 0.16 3.42 0.53 0.02
Total
0.17
3.41
0.56
0.02
CdS III (oxide) Measured – – – –
Indicated 0.84 1.81 1.52 0.05
Inferred 0.76 2.22 1.68 0.05
Total
1.59
2.01
3.20
0.10
CdS III (transitional) Measured – – – –
Indicated – – – –
Inferred 0.03 4.59 0.15 0.00
Total
0.03
4.59
0.15
0.00

AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
Inclusive Mineral Resource continued
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
CdS tailings Measured – – – –
Indicated 0.05 1.32 0.06 0.00
Inferred 0.00 1.07 0.00 0.00
Total
0.05
1.31
0.07
0.00
CdS stockpile (oxides)
Measured
Indicated
Inferred
–
–
0.19
–
–
0.32
–
–
0.06
–
–
0.00
Total
0.19
0.32
0.06
0.00
CdS stockpile (transitional)
Measured
Indicated
Inferred
–
–
0.11
–
–
1.02
–
–
0.11
–
–
0.00
Total
0.11
1.02
0.11
0.00
AGA Mineração – CÓrrego do Sítio
Total
28.11
3.68
103.46
3.33
Estimation
Gold grades are estimated by ordinary kriging while density and sulphur may also be kriged if there is enough data. The data set consists of DD samples, RC drilling samples and channel
samples where all information is used for both geological
modelling and estimation. The estimation parameters are
defined for each target and are based on variography as the main driver for the definition of the maximum estimation distances.
Domaining is determined differently for each orebody and it is mainly based on structural features, dyke positioning, grade distribution and oxidation features.
Classification is based on a combination of conditional simulation and sample spacing.
Grade tonnage curves
AGA Mineração – Córrego do Sítio
Surface (metric)
6
5
4
3
2
1

7.5
6.5
5.5
4.5
3.5
2.5
AGA Mineração – Córrego do Sítio
Underground (metric)
24
11
21
10
18
9
15
8
12
7
9
6
6
5
0
1.5
0                        1                          2                          3                          4                       5
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
3
4
0               1               2               3               4               5               6               7               8
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
AGA Mineração – Córrego do Sítio Measured 2.24 3.07 6.88 0.22
Indicated 6.02 3.09 18.62 0.60
Inferred 16.54 3.99 65.95 2.12
Total
24.80
3.69
91.45
2.94
The exclusive Mineral Resource is made up of underground (92%) and open pit (8%). The main targets from underground are Rosalino underground (21%), São Bento underground (23%) and Sangue de Boi underground (10%).
Tonnes above
cut-off (millions)
Average
grade
above
cut-off (g/t)
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
2.8
3.0
3.2
3.4
3.6
3.8
4.0
(0.03)
(0.00)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotec-
hnical
Metallur-
gical
Other
Acquisition/
disposal
2021
0.00
(0.08)
0.04
(0.13)
0.25
(0.31)
3.59
0.00
3.33
Ounces
(millions)
AGA Mineração – Córrego do Sítio
Total (Moz)
Year-on-year changes in Mineral Resource
Year-on-year there was a Mineral Resource reduction of 7% after depletion. The decrease in Mineral Resource was due to cost increases during 2021, offset by exploration additions from Rosalino underground.
Inclusive Mineral Resource sensitivity
The CdS Mineral Resource tonnages are sensitive to
changes in gold price. There is a 5% upside in ounces at
a $1,700/oz Mineral Resource price and 3% downside in
ounces at a $1,300/oz Mineral Resource price.
AGA Mineração – Córrego do Sítio
Percentage
change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,300
1,700
1,500
15
10
5
0
-5
-10
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
AGA Mineração – C rrego do S tio Measured 0.15 4.34 0.64 0.02
Indicated 3.17 4.28 13.58 0.44
Inferred 12.85 4.21 54.17 1.74
Total
16.17
4.23
68.39
2.20
The Mineral Resource below infrastructure is the Mineral Resource that cannot be accessed from the primary access development, based on the expected position of the access at the end of 2021.
“The CdS exploration drilling programme is focused on minimising
Inferred Mineral Resource within the first three years of the LOM plan.”
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
CdS I (sulphide) Rosalino
underground
Proved 0.01 6.07 0.04 0.00
Probable 0.32 4.37 1.41 0.05
Total
0.33
4.40
1.45
0.05
CdS I (sulphide) Secondary
underground
Proved 0.03 3.33 0.11 0.00
Probable 0.09 3.33 0.30 0.01
Total
0.12
3.33
0.41
0.01
CdS I (sulphide) Cachorro Bravo
underground
Proved 0.02 3.60 0.06 0.00
Probable 0.00 4.43 0.01 0.00
Total
0.02
3.71
0.07
0.00
CdS I (sulphide) Laranjeiras
underground
Proved 0.03 3.67 0.13 0.00
Probable 0.18 3.12 0.55 0.02
Total
0.21
3.21
0.68
0.02
CdS I (sulphide) Carvoaria
underground
Proved 0.09 4.13 0.39 0.01
Probable 0.63 4.30 2.71 0.09
Total
0.72
4.27
3.10
0.10
CdS II (sulphide) Sangue de Boi
underground
Proved 0.07 5.35 0.38 0.01
Probable 0.28 5.27 1.49 0.05
Total
0.35
5.29
1.87
0.06
CdS II (sulphide) São Bento Mine
underground
Proved – – – –
Probable 0.11 3.88 0.43 0.01
Total
0.11
3.88
0.43
0.01
CdS stockpile (sulphide) Proved 0.12 1.35 0.16 0.01
Probable – – – –
Total
0.12
1.35
0.16
0.01
CdS I (sulphide) Rosalino open pit Proved 0.08 2.50 0.21 0.01
Probable 0.31 1.79 0.55 0.02
Total
0.39
1.94
0.76
0.02
CdS I (oxide) Rosalino open pit Proved 0.25 1.21 0.30 0.01
Probable 0.39 0.97 0.38 0.01
Total
0.64
1.06
0.68
0.02
CdS I (transitional) Rosalino open pit Proved 0.09 2.51 0.23 0.01
Probable 0.06 1.62 0.10 0.00
Total
0.15
2.16
0.32
0.01
CdS II (oxide) Proved – – – –
Probable 0.30 1.67 0.50 0.02
Total
0.30
1.67
0.50
0.02
CdS III (oxide) Proved – – – –
Probable 0.69 1.66 1.14 0.04
Total
0.69
1.66
1.14
0.04
CdS stockpile (oxides) Proved 0.19 0.32 0.06 0.00
Probable – – – –
Total
0.19
0.32
0.06
0.00
CdS stockpile (transitional) Proved 0.11 1.02 0.11 0.00
Probable – – – –
Total
0.11
1.02
0.11
0.00
AGA Mineração – Córrego do Sítio
Total
4.46
2.63
11.75
0.38
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
Ore Reserve modifying factors
as at 31 December 2021
Gold
price
BRL/oz
Cut-off
grade
g/t Au
Stoping
width
cm
Dilution
%
RMF
(% based
on
tonnes)
RMF
(% based
on g/t)
MRF
(% based
on
tonnes)
MRF
(% based
on g/t)
MCF
%
MetRF
%
Stockpiles
CdS stockpile (oxides)
6,182 0.43 – – 100.0 100.0 100.0 100.0 100.0 70.2
CdS stockpile (transitional) 6,182 0.79 – – 100.0 100.0 100.0 100.0 100.0 37.7
CdS stockpile (sulphide) 6,182 1.36 – – 100.0 100.0 100.0 100.0 100.0 90.7
Open pit
CdS I (sulphide) Rosalino
6,182 1.36 – – 100.0 100.0 100.0 100.0 100.0 90.7
CdS I (oxide) Rosalino 6,182 0.43 – – 100.0 100.0 100.0 100.0 100.0 70.2
CdS I (transitional) Rosalino 6,182 0.79 – – 100.0 100.0 100.0 100.0 100.0 37.7
CdS II (oxide) 6,182 0.49 – – 100.0 100.0 100.0 100.0 100.0 68.7
CdS III (oxide) 6,182 0.46 – – 100.0 100.0 100.0 100.0 100.0 80.0
Underground
CdS I (sulphide) Rosalino
6,182 3.29 286.3 24.1 100.0 100.0 90.0 100.0 90.9 90.7
CdS I (sulphide) Secondary 6,182 3.29 380.3 19.9 100.0 100.0 90.0 100.0 92.4 90.7
CdS I (sulphide)
Cachorro Bravo
6,182 3.29 229.8 28.3 100.0 100.0 90.0 100.0 92.4 90.7
CdS I (sulphide) Laranjeiras 6,182 3.29 244.6 27.0 100.0 100.0 90.0 100.0 90.9 90.7
CdS I (sulphide) Carvoaria 6,182 3.29 240.9 27.3 100.0 100.0 90.0 100.0 90.9 90.7
CdS II (sulphide)
Sangue de Boi
6,182 3.29 255.7 26.1 100.0 100.0 90.0 100.0 92.4 90.7
CdS II (sulphide)
S o Bento Mine
6,182 3.29 342.7 21.3 100.0 100.0 90.0 100.0 90.9 90.7
View of the open pit at Corrego do Sitio
Estimation
The estimation process considers price and exchange rate inputs from the internal AngloGold Ashanti's guidelines as well as cost studies based on current and future scenarios. nderground
estimation uses MSO and open pit uses a scheduling tool to
perform optimisation, applying modifying factors that were
validated by peer review.
The main modifying factors were reviewed based on historical performance and projected scenarios. Stope dilution is
calculated with an equation considering stope thickness
(among other aspects) and varies from 19 to 25%, the MCF is
based on an average for the past 12 months and it includes the introduction into planning of grades associated with planned dilution. MetRF was reviewed based on geometallurgy studies.
For the open pit, a regularised model is used for Ore Reserve estimation, with sizes of 2.5 x 2.5 x 4m, compatible with mining equipment. It is therefore not necessary to consider additional dilution or mining recovery as these have already been included in the regularised block model.
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
Inferred Mineral Resource in annual Ore Reserve design*
Tonnes
Grade
Contained gold
as at 31 December 2021
million
g/t
tonnes
Moz
Underground
CdS I (sulphide) Rosalino
0.90 4.06 3.36 0.12
CdS I (sulphide) Secondary 0.07 3.97 0.29 0.01
CdS I (sulphide) Laranjeiras 0.19 3.90 0.75 0.02
CdS I (sulphide) Carvoaria 0.37 3.28 1.22 0.04
CdS II (sulphide) Sangue de Boi 0.53 5.66 2.98 0.10
CdS II (sulphide) S o Bento Mine 0.06 3.11 0.18 0.01
Open pit
CdS I (sulphide) Rosalino
0.01 1.68 0.01 0.00
CdS I (oxide) Rosalino 0.03 0.56 0.02 0.00
CdS I (transitional) Rosalino 0.01 1.41 0.01 0.00
CdS II (oxide) 0.11 1.13 0.13 0.00
Total
2.28
4.06
9.23
0.30
* Inferred Mineral Resource including lower confidence material
0.0
0.1
0.2
0.3
0.4
0.5
0.6
(0.01)
(0.02)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021
0.00
0.00
(0.00)
(0.09)
0.18
(0.12)
0.40
0.00
0.04
0.38
Ounces
(millions)
AGA Mineração – Córrego do Sítio
Total (Moz)
Year-on-year changes in Ore Reserve
In 2021, there was an overall decrease in the Ore Reserve due to depletion as well as an increase in costs, offset by successful exploration drilling campaigns at CdS I on the Carvoaria and Rosalino orebodies.
With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 44% of the Ore Reserve plan of four years. No Inferred
Mineral Resource is considered in Ore Reserve reporting. An
aggressive drilling strategy is being executed by CdS geology team aiming to increase confidence level in the business plan.
At CdS no Inferred Mineral Resource has been used in the Ore
Reserve design or optimisation process. Insignificant amounts of Inferred Mineral Resource may however be present in the final
Ore Reserve design shape due to extraction shape limitations but this is never quoted as an Ore Reserve, or used in the economic appraisal of the Ore Reserve. This is a change from 2020 where
CdS reported the amount of Inferred Mineral Resource in the
business plan rather than the Ore Reserve plan. This has caused a large change in the quoted Inferred Mineral Resource in the Ore
Reserve plan for 2021.
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
AGA Mineração – Córrego do Sítio
Proved 0.04 5.43 0.23 0.01
Probable 1.13 4.54 5.13 0.16
Total
1.17
4.57
5.36
0.17
All the underground Ore Reserve below infrastructure needs primary development to be accessed.
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED
Americas
The Ore Reserve is very sensitive to gold price changes,
especially at a higher price. There is an 18% upside in
ounces at a higher Ore Reserve price and 8% downside
in ounces at a lower Ore Reserve price. The open pit Ore
Reserve is more sensitive to price changes, with changes
resulting in a step change to the volume of the pit shell.
AGA Mineração – Córrego do Sítio
Percentage
change
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,100
1,300
1,200
35
30
25
20
15
10
5
0
-5
-10
-15
-20
Ore Reserve sensitivity
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Marcelo Martins de
Souza Vieira
MAusIMM 337 974 10 years
BSc (Geological Engineering),
MSc (Mining Engineering), MBA
Ore Reserve
Sergio Navarrete
Letelier
MAusIMM 334 556 36 years BSc (Mining Engineering)
View of
the Rosalino
open pit
at Corrego
do Sitio
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CUIABÁ
Americas
Introduction
Property
description
Cuiabá is an underground operation, wholly owned by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil known as the Iron Quadrangle. This region is an important producer of iron ore and gold in Brazil.
Location
The Cuiabá Mine is located near Sabará, southeast of the city of Belo orizonte, the capital of Minas Gerais
State, in the southeast of Brazil.
History
In 1740, artisanal miners carried out the rst mining in the area. The Saint John Del Rey Mining Company
Limited acquired the mine in 1834. Exploration and development resumed in 1977, culminating with the reopening of the mine in 1985. In 1996, the company became a wholly owned subsidiary of the Anglo
American Group, and in 1999, ownership was transferred to the holding company AngloGold (now AngloGold
Ashanti), where it remains.
Legal aspects
and tenure
Cuiabá is covered by a single concession granted by the ANM, namely 000.323/1973, held by AGA Mineração, covering a total area of 3,662ha. The concession is currently active, in good legal and operational standing, and free of liabilities and/or major obligation. In February 2022, two additional mining concessions (830.937/1979 and
831.027/1980) were published, which cover an additional area of 816.2ha.
According to Brazilian mining law, the expiry of claims, licences, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM. A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company’s rights, which are already established.
Mining method
Cuiabá Mine is an underground mine that currently operates using two main mining methods: sub-level longhole open stoping, and triple stoping. A variant of sub-level longhole stoping with a free face horizontal tunnel is also applied over low inclination high-grade areas. The cut and fill mining method was reintroduced to increase ore recovery. It is applied in the narrow veins below Level 14.1 (Balancão, Galinheiro and Canta Galo orebodies)
where the dip is lower. In the Galinheiro footwall, the mining method remains sub-level stoping as the orebody shows a reasonable steep dip and thickness.
Operational
infrastructure
The metallurgical plants are connected by an aerial ropeway (Cuiabá Gold plant and Queiroz plant) and power is provided by a set of small hydropower plants (Rio de Peixe). Cuiabá Mine has a shaft system (846m deep) for production and personnel transport, the current nominal air ow capacity is 1,035m3/s of which
320m3/s are refrigerated. Tailings deposition is at one of four sites located at Cuiabá, Calcinado, Rapaunha and Cocuruto. The Rio de Peixe hydroelectric complex is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), and are connected directly to the Queiroz plant.
Mineral
processing
Cuiabá and Lamego Mines feed the Cuiabá Gold ( otation) and Queiroz (roaster, carbon circuit and re nery)
plants, currently at 2.0Mtpa for a metallurgical recovery of 93.3% for the total combined feed. At the Cuiabá Gold plant, ore is crushed and ground followed by otation and ltration in order to produce a concentrate, which is transported by an aerial ropeway to Queiroz for further treatment. Approximately 30% of gold is recovered through a gravity circuit at the Cuiabá plant. The concentrate transported by aerial hopeway is received at
Queiroz plant which is located in Nova Lima and comprises a refractory ore circuit (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP or Merrill Crowe circuit for further re ning. The sulphide gas is captured for processing through the acid plant.
Approximately 230ktpa of sulphuric acid is produced as a by-product.
Risks
No legal or environmental risks are identified. Management plans are in place to address the risks or uncertainties associated with the low level of estimated Ore Reserve, the reliance on Inferred Mineral Resource in the production plan, and rock engineering constraints at depth.
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CUIABÁ CONTINUED
Americas
Map showing the location, infrastructure and mining licence area for AGA Mineração Cuiabá and Lamego
Mines, with the total mining lease area insert in the top left corner. The coordinates of the mine, as represented by the Cuiabá plant, are depicted on the map and are in the UTM coordinate system.
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CUIABÁ CONTINUED
Americas
NW-SE Map of underground workings at Cuiabá Mine, elevation in metres AMSL
Geology
Cuiabá Mine is located in the Iron Quadrangle, which is a
geotectonic unit at the southern edge of the S o Francisco
Craton, comprising Archaean and Proterozoic terrains, and
bordered by Neoproterozoic mobile belts. From a regional
viewpoint, Cuiabá Mine is located in the eastern extension of the
Serra do Curral inverted homocline, located on the northeastern edge of the Iron Quadrangle.
The mine lithostratigraphy consists of an intermediate metama c sequence of the greenstone belt type and is hosted in the Nova
Lima Group which is part of the Rio das Velhas Supergroup. This sequence is characterised by metametabasaltic rocks at the
base, overlain by Algoma Type BIF metasediments, carbonaceous schist, and graphitic schist. Above the metasediments is a
sequence of metabasalts overlain by an alternating sequence
of metapelites (X1) and metapsamitic rocks with minor
volcanoclastic (XS). The gold mineralisation occurs in sulphide orebodies associated mainly with BIF layers, and subordinate to minor quartz veins hosted in schists.
Deposit type
Cuiabá is a gold-only Archaean BIF-hosted gold deposit. The
deposit consists of an intermediate metama c sequence of the
Archaean greenstone belt type. It is characterised by hydrothermal alteration of the rocks, with the mineralisation occurring mainly in
BIF layers, subordinate quartz veins, or in schists. The host to the gold mineralisation in the volcano-sedimentary Nova Lima Group that occurs at the base of the Rio das Velhas Supergroup. The upper sequence of the Rio das Velhas Supergroup is the metasedimentary
Maquine Group. The gold mineralisation at Cuiabá has features and characteristics that match the epigenetic orogenic gold deposit model typical of Archaean lode gold deposits.
Mineralisation style
Cuiabá Mine has gold mineralisation associated with sulphides and quartz veins in BIF and volcanic sequences. Structural control and fluid ow are the most important factors for gold mineralisation with a common association between large-scale shear zones
and their associated structures. Where BIF is mineralised, the ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.
Mineralisation characteristics
Apparent intersections of thrust faults with tight isoclinal folds in a ductile environment, tend to control the mineralisation structures. The host rocks are primarily BIF and secondarily ma c volcanic, mainly basalt. Mineralisation is believed to be due to the interaction of low salinity, carbon dioxide-rich gold-bearing uids with the high-iron BIF, basalts and carbonaceous graphitic schists.
Sulphide mineralisation consists of pyrite and pyrrhotite with subordinate arsenopyrite and chalcopyrite. The latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic, showing clear zonation in the underground environment.
The ore is mainly concentrated in the silicic and sulphidation zones, inside the BIF or in potassic (and sericitic) zones near the basalts.
The main orebodies at Cuiabá are as follows:
•
Normal limb: Fonte Grande Sul and Serrotinho
•
Overturned limb: Balancão, Galinheiro and Canta Galo

Secondary orebodies occur in hydrothermally altered schists in the footwall of Galinheiro (Galinheiro footwall (GFW) orebody), hydrothermally altered schists/quartz veins near the footwall of
Fonte Grande Sul and Serrotinho (Quartz vein orebody), and in close proximity to the hangingwall of Serrotinho (Viana orebody).
Underground mine development
Topography surface slice
Mineral Resource
Mined sites
Legend
Orebodies
CUIABÁ DESCOBERTO GOLD SITES
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CUIABÁ CONTINUED
Americas
NNW-SSE View of the underground infrastructure and interpolated orebodies at Cuiabá, elevation in metres AMSL
Exploration
Cuiabá Mine exploration programmes are related to underground channel sampling, underground geological mapping and DD.
Channel sampling, underground mapping and Mineral Resource
conversion drilling is allocated to the short-term geology team, while Mineral Resource addition and Mineral Resource conversion drilling are related to the underground exploration team.
Surface exploration programmes are represented by activities from target generation to the Mineral Resource delineation stage and include the following: soil sampling geochemistry campaigns terrestrial and aerial geophysics chip and channel sampling inside old/historical galleries geological mapping and reinterpretation of historical holes. Once surface gold anomalies are detected, DD campaigns are planned in order to test and delineate the source of these gold anomalies at depth.
The exploration strategy for developing a deeper mine requires that Mineral Resource confidence be signi cantly improved and that new opportunities are created to add exibility. The strategy is divided in three pillars: confidence level, exibility and organic growth. The focus of the confidence level programmes are to add and convert Mineral Resource in the main orebodies in the deep part of the mine to maintain the operation. The exibility plan aims to develop secondary orebodies to compliment the Mineral
Resource pipeline and search for remaining ounces from old mine sites in the upper levels of the mine. The organic growth project aims to add new orebodies to feed the exploration portfolio and develop advanced regional exploration targets in a 20km radius around the plant.
Projects
During 2021, these exploration strategies were achieved
successfully. Some 65% of the underground drilling was used to improve the Mineral Resource confidence of the main orebodies at the bottom levels of the mine, i.e. Levels 21 and 22, and 35%
to drill secondary orebodies in the upper levels, above Level
13, creating exibility in the production plan and improving the
Mineral Resource pipeline of new Quartz vein satellite and Viana orebodies. The exploration programme had achieved a surface
record of 18km of drilling, dedicated to developing the Descoberto and Arco da Velha orebodies near mine targets, demonstrating the tendency to look for new Mineral Resource at shallow levels.
The exploration strategy in 2022 remains the same as for 2021, but with more emphasis on improving confidence levels and
increasing Ore Reserve in the short-term. The main orebodies below Level 22 are the key target. The exibility strategy is looking to develop Mineral Resource in Quartz vein satellite orebodies,
Mineral Resource conversion in the Descoberto near mine target and probing the Tinguá prospect.
Boreholes (Diamond drilling)
Underground mine development
Topographic surface slice
Sulphides hosted in banded iron formations
(main orebodies and narrow veins)
Quartz veins hosted in metama c roc s
(secondary orebodies)
Legend
Orebodies
+750.0
750.0
+0.0
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CUIABÁ CONTINUED
Americas
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classi cation
Type of drilling
Category
Spacing m (-x-)
Diamond
RC
Blast hole
Channel
Other
Measured 10 x 15, 15 x 15 – –
Indicated 20 x 30, 30 x 45, 40 x 60 – – –
Inferred
40 x 60, 80 x 120,
100 x 100
– – –
Grade/ore control 5 x 5 – – –
Sample spacing was defined based on a grid optimisation study that aimed to assess the ideal drill grid spacing with the appropriate level of uncertainty for Measured, Indicated and Inferred Mineral Resource. DD is executed for Mineral Resource addition and conversion from Inferred to Indicated, and to Measured Mineral Resource. Grade control drilling is carried out by means of channel sampling in the production areas as well as DD.
Geologists
undertaking
a pre-start
inspection
of the
drill rig
at Cuiabá
AngloGold Ashanti Limited <R&R> 2021

Inclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Narrow veins – Balancáo Measured 1.34 7.06 9.44 0.30
Indicated 2.28 7.68 17.53 0.56
Inferred 0.22 6.68 1.44 0.05
Total
3.83
7.41
28.41
0.91
Narrow veins – Galinheiro Measured 1.17 6.23 7.30 0.23
Indicated 1.64 5.25 8.63 0.28
Inferred 0.89 5.45 4.87 0.16
Total
3.71
5.61
20.81
0.67
Narrow veins – Canta Galo Measured 0.48 6.23 2.98 0.10
Indicated 0.15 5.49 0.81 0.03
Inferred 0.29 8.00 2.31 0.07
Total
0.91
6.67
6.10
0.20
Main deposits – Fonte Grande Sul Measured 2.18 6.92 15.07 0.48
Indicated 0.98 5.75 5.62 0.18
Inferred 5.41 7.14 38.65 1.24
Total
8.57
6.93
59.34
1.91
Main deposits – Serrotinho Measured 1.82 9.07 16.52 0.53
Indicated 2.35 6.47 15.23 0.49
Inferred 0.12 5.26 0.65 0.02
Total
4.30
7.54
32.40
1.04
Descoberto Measured – – – –
Indicated 0.17 4.05 0.71 0.02
Inferred 0.44 3.50 1.55 0.05
Total
0.62
3.66
2.26
0.07
Cuiabá–Lamego tailings Measured – – – –
Indicated – – – –
Inferred 2.76 0.97 2.68 0.09
Total
2.76
0.97
2.68
0.09
Secondary areas – Galinheiro footwall Measured – – – –
Indicated 0.82 4.86 4.00 0.13
Inferred 0.99 4.46 4.43 0.14
Total
1.82
4.64
8.43
0.27
Secondary areas – Quartz vein Measured 0.04 3.87 0.16 0.01
Indicated 0.58 3.67 2.13 0.07
Inferred 1.50 4.12 6.17 0.20
Total
2.12
3.99
8.47
0.27
Secondary areas – Viana Measured – – – –
Indicated 0.20 4.62 0.93 0.03
Inferred 0.24 3.66 0.88 0.03
Total
0.44
4.10
1.80
0.06
AGA Mineração – Cuiabá
Total
29.08
5.87
170.68
5.49
To appropriately demonstrate reasonable prospects of eventual economic extraction underground the Mineral Resource was constrained by MSO shapes and the open pit Mineral Resource was constrained in an economically optimised pit shell.
AGA MINERAÇÃO – CUIABÁ CONTINUED
Americas
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CUIABÁ CONTINUED
Americas
Inclusive Mineral Resource by-product: sulphur
Tonnes
Grade
Contained sulphur
as at 31 December 2021
Category
million
%S
tonnes million
pounds million
AGA Mineração – Cuiabá Measured 7.03 6.3 0.44 974
Indicated 9.18 4.9 0.45 989
Inferred 12.87 3.0 0.38 837
Total
29.08
4.4
1.27
2,800
Estimation
The Cuiabá dataset consists of both channel and drill hole samples.
3D modelling and estimation is performed within two main
estimation domains, namely the thick mineralisation, comprised of Fonte Grande Sul and Serrotinho, and the narrow-vein domain comprising Balancão, Galinheiro and Canta Galo. A third domain, related to the mineralisation hosted predominantly in zones of intense hydrothermal alteration in schists, is also considered and includes the Quartz vein satellite, GFW, Viana and Descoberto orebodies. All channel and drill hole samples are used to generate
3D geological models and to assign lithological proportions into the grade estimates. Conditional simulation is used to estimate the uncertainty in the block models and to classify the Mineral Resource into Measured, Indicated and Inferred Mineral Resource, following the standard internal AngloGold Ashanti methodology.
AGA Mineração – Cuiabá
Underground (metric)
Tonnes
above
cut-off
(millions)
Average
grade above
cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
0
3
6
9
28
25
22
19
16
13
10
7
4
12
11
10
9
8
7
6
Grade tonnage curve
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
AGA Mineração – Cuiabá Measured 4.70 7.74 36.40 1.17
Indicated 3.47 5.43 18.83 0.61
Inferred 12.87 4.94 63.63 2.05
Total
21.04
5.65
118.86
3.82
The exclusive Mineral Resource consists primarily of Inferred Mineral Resource that is not reported as part of the Ore Reserve. Sill pillars that are included in the Mineral Resource and not considered in the Ore Reserve represent 44% of the total Measured and Indicated exclusive Mineral Resource. The remaining Measured and Indicated Mineral Resource represents areas of the Mineral Resource that was not economically feasible to add to the Ore Reserve.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
AGA Mineração – Cuiabá Measured 0.11 9.29 0.98 0.03
Indicated 5.55 6.77 37.54 1.21
Inferred 7.43 6.57 48.87 1.57
Total
13.09
6.68
87.39
2.81
The below infrastructure Mineral Resource consists primarily of Inferred Mineral Resource that is in the process of being upgraded by means of Mineral Resource conversion drilling.
AngloGold Ashanti Limited <R&R> 2021

AngloGold Ashanti Limited <R&R> 2021

0.74 0.00
(0.35)
0.00 0.00
(0.21)
0.00
5.31
(0.18)
0.16
5.49
AGA MINERAÇÃO – CUIABÁ CONTINUED
Americas
Year-on-year changes in Mineral Resource
AGA Mineração – Cuiabá
Total (Moz)
6.5
6.0
5.5
5.0
4.5
4.0
The Mineral Resource year-on-year increase is mainly due to changes in exploration additions in the Quartz vein satellite orebody and
Descoberto and changes in methodology, including changes in grade control. This was offset by depletion, an increase of cut-off grade in both sub-level stope and cut and fill areas, as well as the removal of underbreak from the MSO stopes.
Inclusive Mineral Resource sensitivity
AGA Mineração – Cuiabá
Percentage
change
8
4
0
-4
-8
-12
1,300
1,500
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,700
Cuiabá is sensitive to a drop in the Mineral Resource gold
price. There is a downside of 4% in ounces at a lower
Mineral Resource price and a minimal upside of 2% in
ounces at a higher Mineral Resource price.
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021
View over
the Cuiaba
processing
plant

AGA MINERAÇÃO – CUIABÁ CONTINUED
Americas
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Narrow veins – Balancão Proved 0.70 4.30 3.03 0.10
Probable 2.20 4.82 10.60 0.34
Total
2.90
4.69
13.63
0.44
Narrow veins – Galinheiro Proved 0.41 4.25 1.76 0.06
Probable 0.84 3.96 3.35 0.11
Total
1.26
4.06
5.11
0.16
Narrow veins – Canta Galo Proved 0.15 3.91 0.57 0.02
Probable 0.12 3.83 0.48 0.02
Total
0.27
3.87
1.05
0.03
Main deposits – Fonte Grande Sul Proved 0.30 5.34 1.59 0.05
Probable 0.53 5.15 2.73 0.09
Total
0.83
5.22
4.32
0.14
Main deposits – Serrotinho Proved 0.52 5.27 2.72 0.09
Probable 1.50 5.24 7.87 0.25
Total
2.02
5.25
10.59
0.34
Secondary areas – Galinheiro footwall Proved – – – –
Probable 0.37 4.10 1.50 0.05
Total
0.37
4.10
1.50
0.05
Secondary areas – Quartz vein Proved 0.00 2.14 0.01 0.00
Probable 0.18 2.76 0.50 0.02
Total
0.18
2.75
0.50
0.02
Secondary areas – Viana Proved – – – –
Probable 0.06 4.69 0.27 0.01
Total
0.06
4.69
0.27
0.01
AGA Mineração – Cuiabá
Total
7.89
4.69
36.97
1.19
No stockpile is considered in the Ore Reserve statement. Some remnant ounce areas and partial sill pillar recovery are accounted for in the Ore Reserve statement, all supported by geotechnical assessment and sequenced to the final year of operation.
Ore Reserve by-product: sulphur
Tonnes
Grade
Contained sulphur
as at 31 December 2021
Category
million
%S
tonnes million
pounds million
AGA Mineração – Cuiabá Proved 2.08 5.4 0.11 247
Probable 5.80 4.9 0.28 623
Total
7.89
5.0
0.39
870
Estimation
Ore Reserve gold price, projected operational performance
and costs as well as metallurgical recoveries are taken into consideration in the Ore Reserve. Mining parameters such as
the mining method, minimum mining width, MCF, dilution and
recovery are all applied in the process.
At Cuiabá no Inferred Mineral Resource has been used in the
Ore Reserve design or optimisation process. This is a change from 2020 where Cuiabá reported the amount of Inferred Mineral
Resource in the business plan rather than the Ore Reserve plan.
This has caused a large change in the quoted Inferred Mineral
Resource in the Ore Reserve plan for 2021.
“The exploration strategy for developing a deeper mine requires that
Mineral Resource confidence be significantly improved and that new opportunities are created to add flexibility.”
AngloGold Ashanti Limited <R&R> 2021

Ore Reserve modifying factors
as at 31 December 2021
Gold price
BRL/oz
Cut-off
grade
g/t Au
Stoping
width
cm
Dilution
%
MRF
(% based
on tonnes)
MCF
%
MetRF
%
Narrow veins – Balancão 6,182 4.73 400.0 32.9 84.8 95.3 93.5
Narrow veins – Galinheiro 6,182 4.73 400.0 31.1 86.8 95.3 93.5
Narrow veins – Canta Galo 6,182 4.73 400.0 32.6 83.5 95.3 93.5
Main deposits – Fonte Grande Sul 6,182 4.73 400.0 24.1 84.1 95.3 93.5
Main deposits – Serrotinho 6,182 4.73 400.0 24.4 85.4 95.3 93.5
Secondary areas – Galinheiro footwall 6,182 4.73 400.0 26.4 92.1 95.3 93.5
Secondary areas – Quartz vein 6,182 4.73 400.0 34.0 83.5 95.3 93.5
Secondary areas – Viana 6,182 4.73 400.0 34.0 83.5 95.3 93.5
AGA MINERAÇÃO – CUIABÁ CONTINUED
Americas
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
0.00
0.00
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021
0.00
0.01
0.07
(0.18)
0.11
(0.02)
1.22
0.00
(0.00)
1.19
Ounces
(millions)
AGA Mineração – Cuiabá
Total (Moz)
Year-on-year changes in Ore Reserve
The Ore Reserve year-on-year decrease is mainly due to depletion and cost increases which resulted in changes in design, offset partially by exploration additions as well as changes in methodology and operational factors with remnant areas being added.
Cuiabá Mine is fully designed and sequenced using mine planning software. All modifying factors are currently being applied to de ne the viability of the potential Ore Reserve. Such factors include planned and unplanned dilution, ore recovery, MCF,
geotechnical and hydrogeological recommendations concerning
sill pillars, rib pillars and stope dimensions, the ore transport system, plant capacity, production capacities, production schedule, mining e ciency, closure plans and personnel requirements. Also, the full infrastructure is designed and accounted for. The Ore
Reserve is related to an economic production plan that accounts for all these requirements.
Mining recovery is defined at 83.5% for regular stopes and
92.1% for cut and fill areas. Dilution is considered to be 34% for narrow veins sub-level, around 24% for main orebody sub-level and approximately 26% for cut and fill areas as per geotechnical recommendations. MCF is defined at 95.3% based on a ve-year
average from the historical database. The Ore Reserve estimate is highly sensitive to recovery and MCF.
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
AGA Mineração – Cuiabá Proved 0.06 3.03 0.19 0.01
Probable 4.23 4.96 20.96 0.67
Total
4.29
4.93
21.16
0.68
All the underground Ore Reserve below infrastructure needs primary development to be accessed. The Ore Reserve below infrastructure is that Ore Reserve below a depth relative to AMSL of 41m for Balancão, 95m for Galinheiro, 41m for Canta Galo, 254m for Serrotinho, 339m
for Fonte Grande Sul, 95m for GFW and 206m for the Quartz veins.
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – CUIABÁ CONTINUED
Americas
The Ore Reserve is highly sensitive to changes in the Ore
Reserve gold price. With a price decline to $1,100/oz, total tonnes drop by 21% and total ounces by 15%. An increase
in the Ore Reserve price to $1,300/oz increases the total
tonnes by 17% and the total ounces by 11%.
AGA Mineração – Cuiabá
Percentage
change
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,100
1,300
1,200
20
15
10
5
0
-5
-10
-15
-20
-25
Ore Reserve sensitivity
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Henrique Vigario MAusIMM 329 310 15 years
BSc (Geology), Postgraduate
Certificate (Geostatistics)
Ore Reserve Felipe Lima MAusIMM 336 176 16 years BSc (Mining Engineering)
Roof
support
at the
Cuiaba
declines
AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – LAMEGO
Americas
Introduction
Property
description
The Lamego Mine is an underground operation, wholly owned by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil known as the Iron Quadrangle. This region is an important producer of iron ore and gold in Brazil.
Location
Lamego is located to the east of Belo orizonte, the capital of Minas Gerais State, in the southeast of Brazil.
History
Exploration began in the area in 1985 with a drilling campaign along a 5.7km strike length of iron formation and the opening of 2.5km of development on the Arco da Velha, Queimada, and Cabe a de Pedra orebodies. After the successful completion of a FS, project approval was given, and implementation began in 2010 with the rst gold poured soon afterward.
Legal aspects
and tenure
The Lamego mining operation is covered by three geographically contiguous ANM concessions granted to
AGA Mineração:
•
The ANM Mining Concession 830.720/1981, covering an area of 577.14ha
•
The ANM Mining Concession 831.554/1983, covering an area of 462.09ha
•
The ANM Mining Concession 832.238/2003, covering an area of 583.45ha
All concessions are grouped in a single Mining Concession 932.710/2017 and are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licences, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM.
A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company’s rights, which are already established.
Mining method
Lamego started operating as a cut and fill mine and migrated to long hole stoping as geology and mining knowledge increased over time. These changes had a positive impact on productivity and costs, keeping the asset competitive and efficient. The changes started in 2014 and are now complete, with all ore extracted from sub-level stopes. The ore extracted is transported to surface by diesel trucks and undergoes primary crushing at site. Crushed material is then transported by road trucks to the Cuiabá plant facilities to be treated. Waste mined is disposed at waste dumps and is also used to backfill stopes.
Operational
infrastructure
Lamego operates as a satellite mine to Cuiabá Mine. Ore is transported to surface via ramps where it is crushed, stockpiled and transported daily to Cuiabá Plant, where it is blended with Cuiabá ore on the ROM pad.
The two plants (Cuiabá Gold plant and Queiroz plant) are connected by an aerial ropeway. Power for the mine is both self-generated (Rio de Peixe hydroelectric complex) and supplied by Cemig, a state-owned company.
The Rio de Peixe hydroelectric complex, which is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), and connects directly to the Queiroz plant.
Lamego has a natural water supply system and a plant for water and sewage treatment.
AngloGold Ashanti Limited <R&R> 2021

AngloGold Ashanti Limited <R&R> 2021

Cuiabá and Lamego feed the Cuiabá Gold (flotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 2.0Mtpa for a metallurgical recovery of 93.3% for the combined feed. At Cuiabá Gold plant, crushing and milling of the ore is followed by flotation and filtration in order to produce a concentrate, which is transported by aerial ropeway to Queiroz for further treatment.
Mineral
processing
Approximately 30% of gold is recovered through a gravity circuit at the Cuiabá plant. The Queiroz plant is located in Nova Lima and comprises a circuit for refractory ore (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP or
Merrill Crowe circuits for further refining. The sulphide gas is captured for processing through the acid plant.
Approximately 180ktpa of sulphuric acid is produced as a by-product.
There are no material risks. As a low-grade operation, the accurate prediction of grade and the management of its variability is critical to ensure a successful operation. To minimise this risk or uncertainty, mine drilling campaigns, including channel sampling, are considered as mandatory before mining and incorporated at mine production scheduling.
Risks
Management plans are in place to address the risks associated with the low level of Ore Reserve, the reliance on
Inferred Mineral Resource in the production plan, and rock engineering constraints at depth.
AGA MINERAÇÃO – LAMEGO CONTINUED
Americas
Introduction continued
Aerial
view
of the
infrastructure
at Lamego

AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – LAMEGO CONTINUED
Americas
Map showing AGA Mineração – Cuiabá and Lamego Mines project infrastructure and licences, with the total mining lease area insert shown in the top left corner. The coordinates of the mine, as represented by the Cuiabá plant, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

Optimised max pit
Banded iron formations-hosted
oxidised and metacherts
SW
NE
+1000m
+500m
Legend
Underground mine development
Topographic surface slice
Banded iron formations-hosted sulphides
and metacherts/quartz veins with visible gold
AGA MINERAÇÃO – LAMEGO CONTINUED
Americas
SW-NE View of the underground infrastructure and interpolated orebodies at Lamego, elevation in metres AMSL
Geology
Lamego Mine is located in the Iron Quadrangle, which is a
geotectonic unit at the southern edge of the São Francisco
Craton, comprising Archaean and Proterozoic terrains, and
bordered by Neoproterozoic mobile belts. From a regional
viewpoint, Lamego Mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northern edge of the Iron Quadrangle.
The mine lithostratigraphy consists of an intermediate metamafic sequence of the greenstone belt type and is hosted in the Nova
Lima Group, which is part of the Rio das Velhas Supergroup. This sequence is characterised by lower metametabasaltic rocks at the base, overlain by Algoma-type BIF metasediments, a quartz layer
(known locally as metachert), carbonaceous schist, graphite schist and a further sequence of sediments consisting of alternating metapelites and metapsamitic rocks with a volcanoclastic
contribution. The upper sequence of the Rio das Velhas
Supergroup is the metasedimentary Maquine Group.
Deposit type
The gold mineralisation at Lamego has features and
characteristics that match the epigenetic orogenic gold deposit model presented for Archaean gold-lode deposits.
Mineralisation style
The gold mineralisation at Lamego is characterised by orebodies associated with two horizons of chemical sedimentary rocks:
BIF and metachert, with shear zones containing abundant quartz veinlets. The proportions of these lithotypes vary substantially from one deposit to another. In the BIF, sulphide mineralisation is associated with gold, while in the metachert it is associated with quartz veins. The gold occurs either as native gold or in sulphides.
Lamego has a similar rock assemblage to Cuiabá, but with higher structural complexity. The mineralised BIF is more structurally deformed and contains more silica when compared to Cuiabá,
which reacted less with the hydrothermal fluid.
Mineralisation characteristics
The mineralisation is characterised by sulphidation in the form of disseminated sulphide bands or as fracture fill and, more rarely, as massive sulphide hosted in BIF/metachert although sulphide band are rare in the latter. The metachert (or quartz vein) is concentrated in the hinges of the Lamego structure and has free gold as the main mineralisation with a lesser amount associated with sulphides. The plunge of the mineralised zones coincides with both fold axes of the first two structural events and the stretching fabric.
Exploration
Exploration at Lamego ranges from unlocking new potential to developing that already known. The main activities planned are drilling programmes aimed at addition and conversion of Mineral
Resource and are focused on the main orebodies, which are:
Carruagem, Carruagem SW, Queimada and Arco da Velha.
Several projects have been undertaken over the years which lead to the discovery of near-mine targets and the upgrade of already known orebodies, such as Cabeça de Pedra.
Advanced structural studies have shown a strong shear-related contribution at Lamego and new studies seek to understand
the behaviour of the hydrothermal fluid in association with the reactivity of Lamego's BIF layers, targeting zones of intensive replacement of iron-rich bedding by sulphides and, consequently, increased mineralisation.
Surface exploration programmes are undertaken activities
from target generation to Mineral Resource delineation stages,

AngloGold Ashanti Limited <R&R> 2021

Legend
Metandesite
Metapelite
Metadiabase
Carbonaceous shist
Banded Iron Formation
Metachert
Ore
(grade shell)
AGA MINERAÇÃO – LAMEGO CONTINUED
Americas
including soil sampling geochemistry campaigns, terrestrial and aerial geophysics, chip and channel samples inside old surface workings, geological mapping, and reinterpretation of historical drill holes. Once coherent surface gold anomalies are detected, drilling programmes are planned in order test the source for these gold anomalies at depth.
Projects
Exploration at Lamego has the same integrated strategy as Cuiabá
which is based on three main pillars: flexibility, confidence level, and organic growth. The main focus to improve confidence level is the addition of Ore Reserve in the main orebodies of Carruagem,
Queimada and Arco da Velha. The flexibility plan is targeted on
Carruagem SW extension which is responsible for high Mineral
Resource addition in the shallow part of the mine. Another
opportunity close to the mine site is the Arco da Velha open pit, the oxidised region of the Arco da Velha orebody, with the potential to increase mine production from open-pit operations in the near future. The organic plan focused on the regional targets inside the exploration-defined area, primarily the Lamego-Sul Target.
Exploration during the year involved detailed geological mapping and scout drilling to check soil anomalies in this area.
W-E Geological cross-section of the Arco da Velha open pit and orebody, elevation in metres AMSL
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other
Measured
Indicated
10 x 15, 10 x 20, 20 x 10
30 x 40, 40 x 60, 60 x 40
–
–
–
–
–
–
–
Inferred
Grade/ore control
60 x 80, 80 x 120, 120 x 60
3 x 3
–
–
–
–
–
–
–
–
Sample spacing was defined based on a grid optimisation study that aimed to assess the ideal drill grid spacing with the appropriate level of uncertainty for Measured, Indicated, and Inferred Mineral Resource. DD is executed for Mineral Resource addition and conversion from Inferred to Indicated, and to Measured Mineral Resource. Grade control sampling is carried out by means of channel sampling in the production areas as well as by DD.

AngloGold Ashanti Limited <R&R> 2021

“Exploration at Lamego ranges from unlocking new potential to developing that already known. The main activities planned are drilling programmes aimed at addition and conversion of Mineral
Resource and are focused on the main orebodies.”
AGA MINERAÇÃO – LAMEGO CONTINUED
Americas
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Main deposits – Arco da Velha Measured 0.41 2.38 0.97 0.03
Indicated 0.25 2.24 0.55 0.02
Inferred 0.45 2.01 0.91 0.03
Total
1.11
2.20
2.43
0.08
Main deposits – Cabeça de Pedra Measured 0.30 3.19 0.96 0.03
Indicated 0.66 2.76 1.83 0.06
Inferred 1.11 2.79 3.10 0.10
Total
2.07
2.84
5.90
0.19
Main deposits – Carruagem Measured 2.00 3.38 6.76 0.22
Indicated 1.36 3.17 4.33 0.14
Inferred 1.67 3.72 6.21 0.20
Total
5.04
3.43
17.31
0.56
Secondary areas – Queimada Measured 0.04 2.20 0.09 0.00
Indicated 0.70 3.48 2.42 0.08
Inferred 0.52 3.77 1.94 0.06
Total
1.26
3.56
4.46
0.14
Secondary areas – Arco NE
Measured
Indicated
Inferred
–
–
0.85
–
–
2.72
–
–
2.32
–
–
0.07
Total
0.85
2.72
2.32
0.07
Open pit – Arco da Velha Measured – – – –
Indicated 0.61 1.03 0.63 0.02
Inferred 0.32 0.98 0.31 0.01
Total
0.93
1.02
0.95
0.03
AGA Mineração – Lamego
Total
11.26
2.96
33.36
1.07
To appropriately demonstrate reasonable prospects of eventual economic extraction, the underground Mineral Resource was constrained by MSO shapes and the open pit Mineral Resource was constrained in an economically optimised pit shell.
Inclusive Mineral Resource by-product: sulphur
Tonnes
Grade
Contained sulphur
as at 31 December 2021
Category
million
%S
tonnes million
pounds million
AGA Mineração – Lamego Measured 2.75 3.3 0.09 203
Indicated 3.58 3.3 0.12 261
Inferred 4.92 4.6 0.23 501
Total
11.26
3.9
0.44
965
Estimation
The geological model is used to subdivide sampling information into domains for estimation which uses ordinary kriging. Classification of the Mineral Resource is based on conditional simulation.

AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – LAMEGO CONTINUED
Americas
Grade tonnage curves
AGA Mineração – Lamego
Surface (metric)
1.0
0.8
0.6
0.4
0.2
0.0
0.0
1.0
2.0
3.0
4.0
Cut-off grade (g/t)
10.8
8.8
6.8
4.8
2.8
0.8
AGA Mineração – Lamego
Underground (metric)
11
7
9
6
7
5
5
3
4
1
3
0
1
2
3
4
5
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Tonnes above cut-off
Average grade above cut-off
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
AGA Mineração – Lamego Measured 2.12 3.23 6.86 0.22
Indicated 2.59 2.41 6.24 0.20
Inferred 4.92 3.01 14.80 0.48
Total
9.63
2.90
27.90
0.90
The exclusive Mineral Resource is made up of ore not included in the Ore Reserve due to economic considerations and due to material being classified as Inferred Mineral Resource.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
AGA Mineração – Lamego
Measured 0.04 2.18 0.09 0.00
Indicated 1.14 3.35 3.81 0.12
Inferred 3.02 2.91 8.79 0.28
Total
4.20
3.02
12.70
0.41
The below infrastructure Mineral Resource consists primarily of Inferred Mineral Resource that is in the process of being upgraded by means of Mineral Resource conversion drilling.
Tonnes
above cut-off
(millions)
Average
grade
above
cut-off
(g/t)
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)
Production
drill
rig in
action at
Lamego
underground

AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – LAMEGO CONTINUED
Americas
Year-on-year changes in Mineral Resource
AGA Mineração – Lamego
Total (Moz)
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7

In 2021, Lamego reported an increase in Mineral Resource, mainly due to exploration additions for Carruagem and Arco da Velha as well as variations in grade control processes. This was partially offset by an increase in cut-off grade as well as the removal of underbreak from MSO stopes.
Inclusive Mineral Resource sensitivity
AGA Mineração – Lamego
10
5
0
-5
-10
-15
1,300
1,500
Mineral Resource price ($/oz)
Tonnes                Ounces                 Grade
1,700
Ore Reserve
Ore Reserve
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Main deposits – Arco da Velha
Proved
0.08
1.86
0.15
0.00
Probable
0.02
1.87
0.04
0.00
Total
0.10
1.86
0.19
0.01
Main deposits – Carruagem
Proved
0.37
2.71
0.99
0.03
Probable
0.40
2.88
1.16
0.04
Total
0.77
2.80
2.15
0.07
Secondary areas – Queimada
Proved
0.01
2.14
0.02
0.00
Probable
0.48
3.00
1.43
0.05
Total
0.49
2.99
1.45
0.05
AGA Mineração – Lamego
Total
1.36
2.80
3.79
0.12
All ore extracted is treated, there is no stockpile and the pillars are not considered in the Ore Reserve.
0.19 0.00 (0.11)
0.00 0.00
(0.10)
1.05 (0.05)
0.09
0.00 1.07
Lamego is sensitive to changes in Mineral Resource gold
price where variations are mainly due to changes in the cut-
off grade. There is a 4% upside in ounces at a higher Mineral
Resource price and a 6% downside in ounces at a lower
Mineral Resource price.
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021
Ounces
(millions)

AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – LAMEGO CONTINUED
Americas
Ore Reserve by-product: sulphur
as at 31 December 2021
Category
Tonnes
million
Grade
%S
Contained sulphur
tonnes million
pounds million
AGA Mineração – Lamego
Proved
0.46
2.5
0.01
25
Probable
0.90
2.8
0.02
54
Total
1.36
2.7
0.04
80
Estimation
The Ore Reserve gold price, operational performance and costs, as well as metallurgical recoveries are taken into consideration when estimating the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.
At Lamego no Inferred Mineral Resource has been used in the Ore
Reserve design or optimisation process. This is a change from
2020 where Lamego reported the amount of Inferred Mineral
Resource in the business plan rather than the Ore Reserve plan.
This has caused a large change in the quoted Inferred Mineral
Resource in the Ore Reserve plan for 2021.
Ore Reserve modifying factors
Gold price
Cut-off
grade
Stoping
width
Dilution
MRF
(% based
MCF
MetRF
as at 31 December 2021
BRL/oz
g/t Au
cm
%     on tonnes)
%
%
Main deposits – Arco da Velha
6,182
2.97
500.0
15.0
90.0
94.5
93.5
Main deposits – Carruagem
6,182
2.97
500.0
15.0
90.0
94.5
93.5
Secondary areas – Queimada
6,182
2.97
500.0
15.0
90.0
94.5
93.5
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
AGA Mineração – Lamego
Proved
–
–
–
–
Probable
0.26
2.78
0.71
0.02
Total
0.26
2.78
0.71
0.02
All the underground Ore Reserve below infrastructure needs primary development to be accessed. The Ore Reserve below infrastructure is that Ore Reserve below Level 5 at the Queimada orebody.
Year-on-year changes in Ore Reserve
AGA Mineração – Lamego
Total (Moz)
0.14
0.13
0.12
0.11
0.10
0.09
0.08
0.07
0.06
After depletion, offset by exploration additions, the Ore Reserve for Lamego remained the same year-on-year.
0.12
(0.04)
0.04
0.00
0.00
(0.00) (0.00) 0.00 0.00 0.00 0.00 0.12
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

AGA MINERAÇÃO – LAMEGO CONTINUED
Americas
Ore Reserve sensitivity
AGA Mineração – Lamego
10
5
0
-5
-10
-15
-20
1,100
1,200
Ore Reserve price ($/oz)
Tonnes                 Ounces                Grade
1,300
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Henrique Vigario MAusIMM 329 310 15 years
BSc (Geology), Postgraduate
Certificate (Geostatistics)
Ore Reserve Rodolfo Reis MAusIMM 323 402 10 years MEng (Mining Engineering)
The Lamego Ore Reserve is very sensitive to a reduction in
the Ore Reserve gold price with a 9% downside in ounces,
and is less sensitive to an increase in gold price (4% upside in ounces).
Percentage
change
Logging
drill hole
core at
Lamego

AngloGold Ashanti Limited <R&R> 2021

SERRA GRANDE
Americas
Introduction
Property
description
Mineração Serra Grande (MSG or Serra Grande) is wholly owned by AngloGold Ashanti and is located in the northwest of Goiás State, central Brazil. It operates three underground and two open pit mines.
Location
History
Legal aspects
and tenure
Mining method
Serra Grande is located 5km south of the town of Crixás, 420km from the Brazilian capital, Brasília and approximately 350km from the state capital of Goiás, Goiánia. Employing 1,120 persons in this largely rural area means that mining is the principal economic activity in the region.
Exploration began in 1973 with a phase of detailed mapping and DD, which continued until 1976. The mining operation started up in 1986 in Mina III and the metallurgical plant start-up was in 1989. Serra Grande production peaked at 193kozpa in 2006, supported by high-grades. In 2009, the metallurgical plant was expanded to
1.3Mtpa to compensate for a declining grade-profile and in 2012 AngloGold Ashanti acquired the 50% stake that belonged to the Kinross Group.
Serra Grande has interests or agreements over 25,719.94ha in the Crixás greenstone belt through a series of
ANM mining leases and exploration permits. The mining concessions include:
•
002.286/1935, covering an area of 4,206.88ha
•
960.658/1987, covering an area of 1,946.89ha
•
860.746/2005, covering an area of 88.28ha
•
862.103/1994, covering an area of 125.41ha
•
804.366/1975, covering an area of 196.05ha
All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licences, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM.
A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company’s rights, which are already established.
The Serra Grande operation comprises three underground mines, namely Mina III (including orebody IV, V and
Ingá), Mina Nova (including Pequizão orebody) and Mina Palmeiras. The open pits mine the outcrop of Mina III
Inferior and Structure IV zones, and Pequizão. Three mining methods are used underground: sub-level stoping
(bottom-up and top-down), cut and fill, and room and pillar. The open pits use standard drill and blast, followed by truck load and haul.
Operational
infrastructure
Serra Grande operates a single TSF, which will support the LOM production and has government environmental licensing in place. The water used in metallurgical processing comes from the underground mines. The state road GO-337 passes close to the operation providing access for logistics. The power for the mine is supplied and purchased in the open market (grid electricity) and diesel self-generation.
Mineral
processing
The metallurgical plant has the capacity of 1.5Mtpa, combining CIL and gravimetric circuits. The ore is blended to feed the crushing circuit which has a capacity of 4,100tpd. There are two mills in operation, and 20 leaching tanks with a capacity of 4,800m3 divided between preliming and cyanidation stages. Approximately 58% of gold is captured in the parallel gravity circuit. The rest of the gold is recovered by the CIL process to form the doré
that is sent to the Nova Lima refining process.
Risks
There is no significant risk or uncertainty in the Mineral Resource and Ore Reserve estimate at Serra Grande.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output. Certificates of sign-off have been received to state that the
Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code.

AngloGold Ashanti Limited <R&R> 2021

SERRA GRANDE CONTINUED
Americas
Map showing the location, infrastructure and mining licence area for Serra Grande, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

Legend
Underground mining works
and infrastructure
Open pit
SERRA GRANDE CONTINUED
Americas
Map showing underground and open pit workings at Serra Grande
Geology
The Serra Grande gold deposits are hosted in a typical
greenstone belt sequence. Two main deformational events have been identified in the region. The first one, a thrusting event
(D1 from west to east), developed with irregular thrust ramp geometry. This event was responsible for stacking and inverting the stratigraphic sequences.
The second event (D2) was the thrusting of the Santa Terezinha sequence over the Crixás greenstone belt, folding the rocks (F2)
and generating the structural controls for gold mineralisation, generally parallel to the fold axis.
Deposit type
The Serra Grande gold deposit is an orogenic mesothermal
deposit, associated with the development of shear zones that belong to the Upper Archaean Crixás Group.
Gold mineralisation is associated with metasediments and
metavolcanics from the Ribeirão das Antas and Rio Vermelho
formations respectively. The Crixás greenstone belt is
surrounded by granitic gneiss terrains from the Ribeirão das
Antas and Caiamar complexes and metasedimentary rocks
from the Santa Terezinha Group, which is part of the Goiás
magmatic arc.
Mineralisation style
The mine is in the Crixás greenstone belt sequence, in the central portion of Brazil, and the main host rocks are metasedimentary sequences associated with metavolcanic basic rocks.
Mineralisation at Serra Grande is associated with quartz veins and massive-to-disseminated sulphides in metasedimentary,
metavolcanoclastic and metabasalt rocks, with differing degrees of hydrothermal alteration developed over orogenic stacked
thrust layers (duplexes).
Mineralisation characteristics
Geometry of the mineralised deposits is typically complex with pinch-and-swell, and folded and boudinage shapes, dipping
between 10° and 25° with the greatest continuity along northwest plunging structures (azimuth 290°).
The mineralisation is hosted in four main domains called structures:
Structure II, III, IV and Palmeiras. These occur as stacked lenses, generally concentrated in the same high deformation positions (with folds and disruptions) within the structures.
In Structure III, the mineralisation is in quartz veins that are hosted in carbonaceous schists, where gold grades of up to 8g/t can be found. Mina III (inferior zone) and Ingá are typical of this.
This structure is also associated with massive and disseminated sulphides (mainly pyrrhotite and arsenopyrite) that occur in a sequence of hydrothermally altered schists, commonly named
superior zones. Other mineralisation includes arsenopyrite
associated with quartz as veinlets in carbonaceous metapelite.
In Structure IV, the mineralisation consists of quartz veinlets and disseminated sulphide (pyrrhotite) hosted in graphite schists at
Pequizão. The mineralised zones are hosted in sericite and chlorite schists with massive and disseminated sulphide concentrated
in folded zones. The ore shoots plunge to the northwest and dip variably between 6° and 35°. The Palmeiras structure is associated with hydrothermal alteration of meta-basalts, with sericite, chlorite, carbonate, and massive sulphides (pyrrhotite).

AngloGold Ashanti Limited <R&R> 2021

SERRA GRANDE CONTINUED
Americas
Plan view of the underground orebodies at Serra Grande (top), with sections across the individual orebodies (bottom four sections), elevation in metres below surface*
* Surface is approximately 400m AMSL
Exploration
In 2021, 253koz of Mineral Resource additions, at an average cost of $25/oz, occurred through the drilling of 58,000m of DD. This resulted in the discovery of the Angicao orebody which is hosted in carbonate graphitic schists at Structure III close to Pequizão open pit.
Target generation exploring in the S2 corridor for Ingá and Corpo
IV extensions confirmed the potential of new ore lenses down-
dip of these high-grade orebodies. Searches for an extension or parallel structures are ongoing.
The 2021 Mineral Resource addition resulted from drilling to a grid of 100 x 50m which delivered primarily Inferred Mineral Resource.
Legend
Structure Palmeiras
Structure IV
Structure III Inferior zone
Structure III Superior zone
B
D
H
A
F
C
E
G
800m
A
B
C
D
0
-100
-500
-400
2,400m
Mina Nova
-1,000
2,400m
Pequizão / Ingá
E
F
G
H
-500
-500
-1,000
-1,000
2,400m
Mangaba
2,400m
Mina III
Mina Nova
Pequizao
Goiabeira
Mangaba
Flamboyant
Corpo 3,5
Corpo IV
Sucupira
Inga
Corpo XI
Forquilha
Corpo A
Palmeiras Norte
Dona Tereza
Mina III
Corpo V
Corpo Sul
Urucum
Palmeiras
Palmeiras Sul
Mina Nova
Goiabeira
Mangaba
Flamboyant
Pequizao
Baru
Corpo XI
Inga superior zone
Inga inferior zone
Corpo IV
Corpo A
Corpo 3,5
Mina II - inferior zone

AngloGold Ashanti Limited <R&R> 2021

SERRA GRANDE CONTINUED
Americas
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other
Measured 10 x 10, 20 x 10 – –
Indicated
25 x 25, 40 x 20, 40 x 40,
50 x 20
– –
Inferred 50 x 100, 100 x 50 – – –
Grade/ore control 2 x 2, 10 x 10 – – –
DD and RC drilling are used predominantly for Measured, Indicated and Inferred Mineral Resource classification at Serra Grande. Channel sampling is used for grade control as well as for Measured and Indicated Mineral Resource classification.
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Mina Nova Measured 0.70 2.89 2.02 0.06
Indicated 1.77 2.62 4.65 0.15
Inferred 1.71 2.86 4.88 0.16
Total
4.18
2.76
11.55
0.37
Mangaba Measured 0.05 2.29 0.11 0.00
Indicated 0.67 3.63 2.42 0.08
Inferred 3.17 2.71 8.60 0.28
Total
3.89
2.86
11.13
0.36
Mina III Measured 2.75 3.19 8.80 0.28
Indicated 4.11 2.74 11.28 0.36
Inferred 6.93 2.47 17.11 0.55
Total
13.80
2.69
37.18
1.20
Palmeiras Measured 0.48 2.75 1.31 0.04
Indicated 0.78 2.66 2.07 0.07
Inferred 0.65 3.05 2.00 0.06
Total
1.91
2.82
5.37
0.17
Palmeiras Sul Measured 0.06 3.12 0.19 0.01
Indicated 0.26 3.27 0.85 0.03
Inferred 1.22 3.84 4.70 0.15
Total
1.54
3.72
5.73
0.18
Pequizão Measured 1.22 2.50 3.04 0.10
Indicated 2.72 2.44 6.64 0.21
Inferred 2.15 2.40 5.17 0.17
Total
6.08
2.44
14.85
0.48
Cajueiro
Measured
Indicated
Inferred
–
–
1.78
–
–
2.18
–
–
3.86
–
–
0.12
Total
1.78
2.18
3.86
0.12
Ingá Measured 0.67 3.49 2.35 0.08
Indicated 1.87 3.58 6.68 0.21
Inferred 2.80 3.10 8.69 0.28
Total
5.34
3.32
17.72
0.57
Open pit Measured 1.57 3.16 4.96 0.16
Indicated 1.18 3.24 3.84 0.12
Inferred 0.89 2.81 2.49 0.08
Total
3.64
3.10
11.29
0.36
Stockpile
Measured
Indicated
Inferred
0.03
–
–
1.53
–
–
0.04
–
–
0.00
–
–
Total
0.03
1.53
0.04
0.00
Serra Grande
Total
42.18
2.81
118.74
3.82

AngloGold Ashanti Limited <R&R> 2021

Average
grade
above
cut-off
(g/t)
Tonnes
above
cut-off
(millions)
SERRA GRANDE CONTINUED
Americas
The geological model is created considering the ore assemblage of rocks and minerals (quartz alteration, sulphides in the specific group or rocks and structures that do contain gold, and a mining thickness which is the size of the sample, between 0.5 and 1m).
Geostatistical methods are applied to the geological models to estimate the grade.
Estimation
Grade estimation is performed by ordinary kriging using DD, RC drilling and channel samples from the Serra Grande database.
All search distances are based on variographic studies for each orebody or structure. Classification is done through a combination of conditional simulation and sample spacing studies.
Grade tonnage curves
Serra Grande
Surface (metric)
0
3
4
2
6
8
10
1
5
7
9
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
20
18
16
14
12
10
8
6
4
2
Serra Grande
Underground (metric)
0
2
3
1
4
5
7
9
6
10
8
41
36
31
26
21
16
11
6
1
12
10
8
6
4
2
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Serra Grande Measured 5.74 3.08 17.65 0.57
Indicated 10.92 2.67 29.14 0.94
Inferred 21.22 2.70 57.22 1.84
Total
37.88
2.75
104.00
3.34
At Serra Grande the exclusive Mineral Resource is distributed through the majority of orebodies and consists of:
•
◼
Inferred Mineral Resource within the operating mines, partially upgraded through infill drilling guided by the production plan.
•
◼
That portion of the Mineral Resource that is not currently economically feasible at the Ore Reserve price.
•
◼
That portion of the Mineral Resource that requires economic studies.
Mineral Resource below infrastructure
Tonnes
Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Serra Grande Measured 0.94 3.31 3.12 0.10
Indicated 4.46 3.38 15.08 0.48
Inferred 10.37 2.89 29.95 0.96
Total
15.77
3.05
48.16
1.55
The majority of Inferred Mineral Resource is below infrastructure. In addition, some Indicated and Measured Mineral Resource from Ingá,
Palmeiras, Pequizão and Mina III orebodies are also below infrastructure.
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)
Fire
assay at
Serra Grande

SERRA GRANDE CONTINUED
Americas
3.0
3.5
4.0
4.5
5.0
0.00
(0.08)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021
0.00
(0.02)
0.00
(0.12)
0.50
(0.15)
3.69
0.00
3.82
Ounces
(millions)
Serra Grande
Total (Moz)
Year-on-year changes in Mineral Resource
Exploration additions occurred at Ingá, Mina III, Mangaba and Angicao offset by minor changes in methodology and cost increases as well as geotechnical exclusions.
Inclusive Mineral Resource sensitivity
The Mineral Resource is sensitive to changes in the Mineral
Resource price. There is a 3% upside in ounces at a higher
Mineral Resource price and a 5% downside in ounces at a
lower Mineral Resource price.
Serra Grande
Percentage
change
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,300
1,700
1,500
8
4
0
-4
-8
-12
Aerial
view of
open pit
mining at
Serra Grande
AngloGold Ashanti Limited <R&R> 2021

AngloGold Ashanti Limited <R&R> 2021

SERRA GRANDE CONTINUED
Americas
Ore Reserve
Ore Reserve
Mina Nova Proved 0.25 2.47 0.61 0.02
Probable 0.28 2.04 0.57 0.02
Total
0.53
2.24
1.18
0.04
Mina III Proved 0.97 3.19 3.08 0.10
Probable 0.48 3.16 1.52 0.05
Total
1.45
3.18
4.60
0.15
Palmeiras Proved 0.07 2.58 0.19 0.01
Probable 0.30 2.22 0.67 0.02
Total
0.37
2.29
0.86
0.03
Palmeiras Sul Proved 0.01 2.36 0.03 0.00
Probable 0.08 3.51 0.29 0.01
Total
0.09
3.35
0.32
0.01
Pequizão Proved 0.30 2.08 0.62 0.02
Probable 0.29 2.17 0.64 0.02
Total
0.59
2.12
1.26
0.04
Ingá Proved 0.15 1.96 0.30 0.01
Probable 1.10 3.51 3.88 0.12
Total
1.26
3.32
4.17
0.13
Open pit Proved 1.51 2.36 3.56 0.11
Probable 0.54 2.28 1.23 0.04
Total
2.05
2.34
4.80
0.15
Stockpile
Proved
Probable
0.03
–
1.53
–
0.04
–
0.00
–
Total
0.03
1.53
0.04
0.00
Serra Grande
Total
6.37
2.70
17.23
0.55
Estimation
Serra Grande Ore Reserve is estimated using the Mineral Resource and by applying modifying factors based on historic performance.
The Ore Reserve gold price, projected operational performance and costs, as well as metallurgical recoveries, are taken into consideration in determining the Ore Reserve.
The open pit Ore Reserve shell optimisations were run on the
Mineral Resource models. The process incorporated the mining layout, minimum width, MCF, operating factors (dilution, recovery), stripping ratio, relevant cut-off grades and modifying factors for reporting the Ore Reserve.
A cut-off grade analysis at $1,200/oz was used to determine a full grade ore stope grade of 2.00g/t for the underground mine.
Underground stope designs were updated from the previously
reported Ore Reserve using the latest Mineral Resource models.
Modifying factors for planned and unplanned rock dilution and ore loss were applied to obtain the reported Ore Reserve.
Metallurgical, environmental, social, legal, marketing and
economic factors were adequately considered at the Serra Grande mines, and have been updated as the project has developed.
At Serra Grande no Inferred Mineral Resource has been used in the
Ore Reserve design or optimisation process. This is a change from
2020 where Serra Grande reported the amount of Inferred Mineral
Resource in the business plan rather than the Ore Reserve plan.
This has caused a large change in the quoted Inferred Mineral
Resource in the Ore Reserve plan for 2021.
A conveyor
belt carrying
ore at the
Serra Grande
processing
plant
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

0.63 (0.08)
0.02 (0.02)
0.00 (0.02)
(0.00) 0.00
0.03
0.00 0.00 0.55
SERRA GRANDE CONTINUED
Americas
Ore Reserve modifying factors
MRF
Gold     Exchange
Cut-off
Stoping
RMF
RMF      (% based
MRF
as at
price
rate
grade
width
Dilution
(% based      (% based
on     (% based
MCF
MetRF
31 December 2021
$/oz
$/BRL
g/t Au
cm
% on tonnes)
on g/t)
tonnes)
on g/t)
%
%
Mina Nova
1,200
5.15
2.00
400.0
12.5
100.0
100.0
95.0
100.0
95.0
93.0
Mina III
1,200
5.15
2.00
180.0
21.0
100.0
100.0
86.0
100.0
95.0
93.0
Palmeiras
1,200
5.15
2.00
180.0
21.0
100.0
100.0
86.0
100.0
95.0
93.0
Palmeiras Sul
1,200
5.15
2.00
180.0
21.0
100.0
100.0
86.0
100.0
95.0
93.0
Pequizão
1,200
5.15
2.00
180.0
21.0
100.0
100.0
86.0
100.0
95.0
93.0
Ingá
1,200
5.15
2.00
180.0
21.0
100.0
100.0
86.0
100.0
95.0
93.0
Open pit
1,200
5.15
0.41
100.0
17.5
100.0
100.0
100.0
100.0
95.0
93.0
Ore Reserve below infrastructure
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Serra Grande
Proved
0.51
2.14
1.09
0.04
Probable
2.02
3.19
6.44
0.21
Total
2.53
2.98
7.54
0.24
The Ore Reserve below infrastructure is the Ore Reserve below the main decline and inter-levels.
Year-on-year changes in Ore Reserve
Serra Grande
Total (Moz)
0.8
0.7
0.6
0.5
0.4
0.3
0.2
The net decrease was due to depletion, cost changes and some revisions to methodology.
Ore Reserve sensitivity
Serra Grande
8
6
4
2
0
-2
-4
-6
-8
-10
-12
1,100
1,200
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,300
The Serra Grande Ore Reserve is sensitive to a reduction
in gold price and less sensitive to an increase in gold price.
There is a 3% upside in ounces at a higher Ore Reserve price and a 7% downside in ounces at a lower Ore Reserve price.
Percentage
change
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

SERRA GRANDE CONTINUED
Americas
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Marcelo Campos MAusIMM 328 667 16 years BA (Geology), MSc, MBA
Ore Reserve Thiago Teixeira MAusIMM 336 093 12 years BEng (Mining), MBA
Development
drilling
rig
underground
at Serra
Grande

AngloGold Ashanti Limited <R&R> 2021
Medellin
1
2
Quibdó
3
Cali
Bogotá
Ibagué
Project
0
200km
COLOMBIA
Legend
Gramalote (50%)
(1)
1
2
Quebradona
3
La Colosa
(1)
Gramalote is managed by B2Gold
COLOMBIA
AMERICAS
AngloGold Ashanti Colombia has three greenfields
projects: La Colosa, Quebradona and Gramalote.
The Gramalote joint operation (AngloGold Ashanti, 50% and
B2Gold, 50%) is situated in the Department of Antioquia, 124km northeast of Medellin and is currently managed by B2Gold.
Nuevo Chaquiro, wholly owned by AngloGold Ashanti, is a
significant copper-gold porphyry located within the Quebradona project. The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 60km
southwest of Medellin
The wholly owned La Colosa project is currently under force
majeure until the necessary environmental permits are issued.
As at December 2021, the gold Mineral Resource (inclusive of
Ore Reserve) for Colombia was 38.4Moz (2020: 38.5Moz) and
Ore Reserve was 4.3Moz (2020: 4.2Moz). The copper Mineral
Resource for Colombia was 9,384Mlb (2020: 9,677Mlb) and Ore
Reserve was 3,250Mlb (2020: 3,105Mlb).
Gold
Inclusive Mineral Resource
Exclusive Mineral Resource
Ore Reserve
8.3
1.4
8.3
0.5
Moz
28.7
Moz
25.1
4.3
Moz
◼
Measured
◼
Indicated
◼
Inferred
◼
Measured
◼
Indicated
◼
Inferred
◼
Probable

AngloGold Ashanti Limited <R&R> 2021

COLOMBIA CONTINUED
Americas
Copper
Inclusive Mineral Resource
Exclusive Mineral Resource
684
Ore Reserve
3,231
Mlb

2,218
◼
Measured
◼
Indicated
◼
Inferred
◼
Measured
◼
Indicated
◼
Inferred
3,250
◼
Probable
1,814
3,231
Mlb
4,338
Mlb
La Colosa 1

AngloGold Ashanti Limited <R&R> 2021

GRAMALOTE
Americas
Introduction
Property
description
Gramalote is a joint operation between AngloGold Ashanti (50%) and B2Gold (50%), with B2Gold being the operator, through the managing company Gramalote Colombia Limitada. The project’s Mineral Resource comprises ounces from three orebodies, namely Gramalote Central, Monjas West (also referred to as Monjas), and Trinidad.
The property is currently an exploration stage project with no Ore Reserve declared.
Location
The Gramalote property is located near the towns of Providencia and San Jose del Nus within the municipality of San Roque in northwest Department of Antioquia, Colombia. It is approximately 230km northwest of the Colombian capital of Bogota and 124km northeast of Medellin, which is the regional capital of the
Antioquia Department.
History
The region encompassing Gramalote has a long history of artisanal gold mining. Gramalote itself has had small-scale artisanal mining for several decades prior to exploration work and the discovery by AngloGold
Ashanti. Development of the Gramalote project commenced with a conceptual study in 2009. A number of studies followed, leading to the submission of a PFS in late 2013 which at that stage did not meet AngloGold
Ashanti investment hurdles.
From 2014 to 2017, intensive work was undertaken by all technical disciplines to identify ways to improve the project economics. The main changes were an improved orebody model, grade streaming to increase the feed grade in the early years, and early treatment of oxide ore that overlies the main sulphide Mineral Resource.
An enhanced PFS report was completed in September 2017, which supported the reporting of a maiden Ore
Reserve on the JSE. In 2019, further geological refinement improved the project economics. The project has now progressed to FS stage. An infill drilling campaign was launched in late 2019 and continued in 2020. With results and further drilling still under review. Prior to 2020, AngloGold was the 51% holder of the joint operation and the manager of the project, however with the 2019/2020 drilling programme, B2Gold earned a 50% shareholder stake and also became the manager of the project.
Legal aspects
and tenure
Gramalote comprises one integrated exploitation concession and one exploration concession which was granted in June 2019. The first, the 14292 concession totalling 8,720.71ha, expires on 3 April 2043 and contains the
Gramalote and Monjas anomalies. The second is the 4894 concession which is 2,279.32ha and hosts the Trinidad anomaly. This concession was granted on 12 June 2019 and has an overall duration of 25 years.
In 2016, the project received its environmental permit from Colombia's National Environmental Licensing
Authority (ANLA), and its construction permits from the Secretary of Mines, in order to operate for the LOM.
Both permits are associated to the concession 14292, pending the resettlement of communities and the formal start of construction activities.
According to Colombian mining law, the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional 20-year period. Under
Colombian mining law, producing mines are subject to a federal royalty of 4% on 80% of the value of gold and silver production. Thus Gramalote’s net royalty is 3.2% on gold and silver production.
Mining method
Gramalote is a surficial low-grade gold deposit suitable to be operated as a conventional open pit truck and shovel operation. Standard open pit mining equipment has been selected, with conventional drilling, blasting, loading and hauling using a combination of large-scale hydraulic shovel or excavator and rigid body dump trucks.
The material mined would be transported to be either tipped directly into the crusher or stockpiled at the ROM stockpile to be fed or treated later. A PFS concluded that the project is suitable to be mined as a conventional open pit, with a strip ratio of approximately 2.5:1, and an average mining rate of 47Mtpa (max 60Mtpa). The LOM is estimated at 14 years (plus one year of pre-stripping).
Operational
infrastructure
Key infrastructure planned includes: a TSF, waste rock facility, site water management, a creek diversion, roads and bridges, central workshop, offices and camp, and a process plant. Power is expected to be supplied from the national power grid. Access is through a national road.

AngloGold Ashanti Limited <R&R> 2021

GRAMALOTE CONTINUED
Americas
Introduction continued
Mineral
processing
A range of treatment options for sulphide ore were investigated in previous studies, including whole ore leaching, heap leaching and a float leach process. The float leach process was selected as offering much better economics.
While the metallurgical design may change in the enhanced FS, the PFS design is as follows:
•
Processing by two parallel semi-autogenous grinding streams, one treating 11.3Mtpa of sulphide ore and the other 4.1Mtpa of oxide ore, switching to sulphide once the oxide is exhausted
•
Gold recovery post milling by flotation and concentrate leach in two separate circuits for sulphides and oxides
•
Conventional tailings deposition
Risks
The low-grade Inferred Mineral Resource estimate has low confidence and therefore represents a high-risk part of the Mineral Resource estimate due to the broad drill spacing. As a risk mitigation action, grade control test blocks were drilled to confirm short-scale continuity, mineralisation geometry and geological contacts. In
November 2019 a 40,000m drilling programme commenced across the anomalies to reduce risk and verify projected upside. The results of this became available during 2021, and as a result additional specific areas were targeted for supplementary drilling. The results to this latest drilling is expected in quarter one of 2022 which will be used to update the Mineral Resource model and the economic studies for the project.
Poor digitising practices by the Colombian authorities of the 11 original licences that make up the main mining licence concession (14292), have created slithers of open ground that cross the Gramalote deposit. These have been claimed by a third party (Zonte Metals). While AngloGold Ashanti believes that Zonte does not have a valid claim, Zonte is proceeding with legal action against the Secretaria de Minas (Secretary of Mines) for the
Department of Antioquia, for not titling an exploration application for the open ground.
A number of Ore Reserve estimate risks or uncertainties have been recognised, all of which have detailed risk mitigation strategies in place, including:
•
Artisanal miners within the project footprint area that are being formalised at arm's length using Government agencies that guide, fund and regulate their activities
•
The 2018 baseline study identified 271 social economic units that may have to be relocated and resettled
•
The land acquisition process has been successful. A total of ~3,132ha has been acquired (63.6%), 567ha in promise of sale, and 635ha under special acquisition process. The total land pending to be acquired amounts
~590ha (12%)
Geology
The Gramalote property is located in the northern portion of
Colombia’s Central Cordillera. The terrain is completely underlain by medium to coarse-grained biotite hornblende tonalite and
granodiorite of the Cretaceous Antioquia Batholith.
Drilling within an extensive mineral tenement block of some
11,000ha (exclusively retained under licence by the joint operation)
identified three distinct mineral deposits: Gramalote Central,
Trinidad, and Monjas West. These all have similar mineralisation and alteration styles, with vertical to sub-vertical mineralised zones extending from tens of metres to over 200m, with variable lengths up to 1km, and extending to depths of several hundreds of metres.
Deposit type
Gramalote is a pluton-related, mesothermal gold deposit genetically related to the host intrusion. The alteration and mineralisation are structurally controlled, restricted to small halos along veins, sheeted veins and stockwork arrays with sulphide content being less than 5%. Observations indicate that the alteration of the host rock is directly related to fluids evolved from the cooling pluton resulting in pegmatites, aplites and K-feldspar alteration.
Mineralisation style
Mineralisation is controlled by northeast to southwest trending strike-slip shear zones, north-northwest to south-southeast
trending extensional shear zones and dilational fractures. Gold mineralisation is associated with stockwork veining and in
particular quartz with fine pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins.
Alteration occurs as both broad zones and narrow selvedges
around veins. The intensity of the alteration is directly related to both the frequency of veins and their size. The wider the vein, the wider the alteration selvedge, ranging from a few millimetres around isolated veinlets to tens of centimetres around thick veins.
In zones of stockwork, or where several veins are close enough to merge their selvedges, the alteration halo is wider. The potassic alteration event is associated with Type I and Type II veins and it is characterised by a selvedge of K-feldspar with disseminated pyrite. The white-mica event is characterised by a less pervasive distribution than the potassic event and it is restricted to selvedges of a few centimetres wide around the Type III veins
(quartz, calcite, white mica, pyrite and chalcopyrite). It is not associated with wide veins, and it does not carry high gold grades.

AngloGold Ashanti Limited <R&R> 2021

GRAMALOTE CONTINUED
Americas
Mineralisation is closely linked to alteration and is therefore structurally controlled. The mineralisation is vein hosted,
either in sheeted veins or in local stockworks. Three stages of mineralisation are identified and associated with vein and alteration types:
•
Quartz-calcite-pyrite is an assemblage of fine-grained quartz and calcite with very fine-grained pyrite. This vein type generally does not contain gold.
•
Quartz-pyrite-chalcopyrite gold is the most important
gold host, typically associated with K-feldspar (potassic)
selvedges where gold occurs within fractures in pyrite, along with chalcopyrite.
•
Quartz-calcite-white mica selvedges where veining is commonly barren but can show moderate gold grades (up to 20g/t).
Mineralisation characteristics
Gold mineralisation is associated with three overprinting, texture destructive, alteration assemblages including potassic, quartz-
sericite and sericite-carbonate. Within these alteration zones, anomalous gold mineralisation is associated with three specific types of stockwork quartz veining. These include quartz veinlets with fine-grained pyrite, quartz-carbonate veinlets and quartz veinlets with granular pyrite. The saprolite (oxide) and saprock
(transition) portions of the deposit constitute a small percentage of the mineralisation. Saprolite thickness is variable from 5 to 30m with an average thickness of 15m.
Petrographic work indicates the gold occurs as five to 20 micron-
sized particles associated with fractures and inclusions within pyrite and cavities associated with sulphosalts (aikinite (PbCuBiS3) and matildite (AgBiS2)). The silver to gold ratio is approximately 1:1.
Map showing Gramalote project planned infrastructure and licences, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the planned pit, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

Legend
Soils Saprolite Saprolitised rock
Acid dykes
Veins and veinlets Diorite Tonalite – Granodiorite
NW
SE
800
700
600
500
400
250m
GRAMALOTE CONTINUED
Americas
NW-SE Geological cross-section through Gramalote Central pit, elevation in metres AMSL
Exploration
Exploration by AngloGold Ashanti between 2003 and 2007
comprised both regional exploration programmes as well as
DD in the main Gramalote Central area. Surface mapping and
rock and soil sampling identified an exploration target extending over an area of more than 1km2 centred around Gramalote
Ridge. This mineralisation is contained within numerous tens-
of-metre sized, structurally-related corridors which commonly contain mineralisation exceeding 1g/t gold. Regional exploration programmes involving infill soil geochemistry, surface trenching, and mapping and sampling, were carried out on several targets adjacent to Gramalote Ridge.
Highlights from the exploration work to date on the Gramalote property include the declaration of a Mineral Resource in 2007 and an Ore Reserve in 2017, as well as encouraging drill results from the outside targets which indicate the potential for a larger
Mineral Resource.
Exploration drilling has been carried out on six drill targets located within 4km of the current Gramalote Central Mineral Resource including Monjas West, Trinidad, Topacio, Monjas East, La
Maria and El Limon, with the aim of adding new Inferred Mineral
Resource. All of these targets have similar geological, alteration and mineralisation characteristics to Gramalote Central. Prior to
2019, a total of 169km of drilling had been done on the lease of which 108km was in the main Gramalote deposit, and 32km in the satellite deposits of Trinidad and Monjas West. During the 2020 drilling exercise, a further 50km of drilling took place, 44.6km in
Gramalote main and 5.5km in the satellite deposits.
A total of 11,380m of sterilisation drilling was carried out from
2012 to 2017 to confirm the absence of potential mineralisation in areas where key infrastructure is located. Key locations sterilised are the tailings dam, waste dumps as well as La Maria and San
Antonio plant site locations. No significant mineralisation was identified in these areas. In addition to this, an extensive RC drilling

AngloGold Ashanti Limited <R&R> 2021

GRAMALOTE CONTINUED
Americas
campaign was conducted to validate the UC estimation technique and completed approximately 14,000m of RC drilling on Gramalote
Hill (180 drill holes drilled at an average depth of ~80m). The drilling was done on three platforms of approximately 200 x 100m each, on a drilling pattern of 12.5 x 12.5m (spacing simulates a grade control block that might be used during the mine operation).
This 2020 drilling campaign was modelled and consequently, a drilling programme was launched in 2021.
The results to the latest drilling is expected in the first quarter of
2022 which will be used to update the Mineral Resource model and the economic studies for the project.
Projects
A successful PFS was completed in 2017, which supported
the reporting of a maiden Ore Reserve. A SAMREC Table 1 was
compiled in 2017 and can be found on the company’s website.
Additional optimisation studies were undertaken in 2019 and
drilling at the main Gramalote deposit to support an updated
FS commenced in late 2019 and ran into 2020. As a result of
the study, additional exploration has been launched with the conclusion of the FS awaiting the completion of the drilling.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other
Measured – – – – – –
Indicated 50 x 50 – – – –
Inferred 100 x 100 – – – –
Grade/ore control 12.5 x 12.5 – – – –
The classification of the Mineral Resource was done by AngloGold Ashanti’s internal 15% error with 90% confidence rule using conditional simulation.
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Gramalote Central (oxide) Measured – – – –
Indicated 3.42 0.60 2.06 0.07
Inferred 6.48 0.55 3.55 0.11
Total
9.90
0.57
5.60
0.18
Trinidad (oxide) Measured – – – –
Indicated
Inferred
–
8.99
–
0.55
–
4.91
–
0.16
Total
8.99
0.55
4.91
0.16
Monjas West (oxide)
Measured
Indicated
Inferred
–
–
2.67
–
–
0.51
–
–
1.37
–
–
0.04
Total
2.67
0.51
1.37
0.04
Gramalote Central (sulphide) Measured – – – –
Indicated 77.87 0.76 59.09 1.90
Inferred 15.86 0.58 9.13 0.29
Total
93.73
0.73
68.21
2.19
Trinidad (sulphide)
Measured
Indicated
Inferred
–
–
17.56
–
–
0.41
–
–
7.27
–
–
0.23
Total
17.56
0.41
7.27
0.23
Monjas West (sulphide)
Measured
Indicated
Inferred
–
–
11.02
–
–
0.57
–
–
6.32
–
–
0.20
Total
11.02
0.57
6.32
0.20
Gramalote
Total
143.87
0.65
93.69
3.01
A price of $1,400/oz was used for the Gramalote Mineral Resource.

AngloGold Ashanti Limited <R&R> 2021

GRAMALOTE CONTINUED
Americas
Estimation
For the 2017 PFS, results from approximately 145,000m of drilling
(87,900m at Gramalote Central, 11,250m at the Trinidad area
and 17,850m at Monjas West area) were used to support the
estimation of the Mineral Resource. Mineral Resource modelling was performed using a geological model based on alteration, vein abundance and gold grade. Assay gold grades were composited
to 2m down-hole intervals and outliers were capped based on
the distribution observations using probability plots for each estimation domain. LUC was used to estimate block grades and quantify the effect of selective mining.
Grade tonnage curve
Gramalote
Surface (metric)
400
350
300
250
200
150
100
50
0

2.75
2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
0.0
0.4
0.8
1.2
1.6
1.8
1.9
0.2
0.6
1.0
1.4
As drill assays are still pending for some of the drilling completed in 2021, the Mineral Resource model update is not yet complete and hence it has not yet been incorporated into the Mineral
Resource statement which continues to use the 2017 AngloGold
Ashanti PFS model.
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Tonnes
above
cut-off
(millions)
Average grade
above cut-off
(g/t)
Geological
drilling at
Gramalote Central

AngloGold Ashanti Limited <R&R> 2021

3.01 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 3.01
GRAMALOTE CONTINUED
Americas
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Gramalote
Measured
–
–
–
–
Indicated
10.32
0.57
5.93
0.19
Inferred
62.59
0.52
32.55
1.05
Total
72.91
0.53
38.48
1.24
The exclusive Mineral Resource includes the Gramalote Central, Trinidad and Monjas West Inferred Mineral Resource and a portion of the
Indicated Mineral Resource not included in the Gramalote Central designed pit but still held within the Mineral Resource shell.
Year-on-year changes in Mineral Resource
Gramalote
Total (Moz)
3.05
3.00
2.95
No changes compared to 2020.
Inclusive Mineral Resource sensitivity
Gramalote
10
5
0
-5
-10
-15
1,200
1,400
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,600
As a low-grade deposit, Gramalote is very sensitive to a
drop in the Mineral Resource gold price and less sensitive
to an increase in price. There is a 7% upside in ounces at a higher Mineral Resource price and 9% downside in ounces
at a lower Mineral Resource price. The Mineral Resource
sensitivity uses the following gold prices of $1,200/oz,
$1,400/oz and $1,600/oz.
Percentage
change
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Acquisition/
disposal
2021
Overview of the Gramalote pit area

AngloGold Ashanti Limited <R&R> 2021

GRAMALOTE
CONTINUED
Americas
Ore Reserve
Ore Reserve
Gramalote Central (oxide)
Proved
Probable
–
2.91
–
0.68
–
1.97
–
0.06
Total
2.91
0.68
1.97
0.06
Gramalote Central (sulphide)
Proved
Probable
–
59.55
–
0.87
–
51.63
–
1.66
Total
59.55
0.87
51.63
1.66
Gramalote
Total
62.46
0.86
53.60
1.72
Only Gramalote Central is considered for the Ore Reserve statement. The Ore Reserve statement continues to use the 2017 AngloGold
Ashanti PFS model as updates are yet to be completed.
Estimation
The Gramalote pit was designed based on input parameters supported on the PFS and includes all mining infrastructure. The design was scheduled and financially modelled to obtain the Ore Reserve.
Ore Reserve modifying factors
as at 31 December 2021
Gold
price
$/oz
Exchange
rate
$/COP
Cut-off
grade
g/t Au
RMF
(% based
on tonnes)
RMF
(% based
on g/t)
MRF
(% based
on tonnes)
MRF
(% based
on g/t)
MCF
%
MetRF
%
Gramalote Central (oxide)
1,100
3,208
0.16
100.0
100.0
100.0
100.0
100.0
83.9
Gramalote Central (sulphide)
1,100
3,208
0.22
100.0
100.0
100.0
100.0
100.0
95.0
A price of $1,100/oz was used for the Gramalote Ore Reserve.
Inferred Mineral Resource in annual Ore Reserve design*
as at 31 December 2021
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Gramalote Central (oxide)
3.72
0.63
2.35
0.08
Gramalote Central (sulphide)
5.47
0.62
3.40
0.11
Total
9.19
0.63
5.75
0.18
* Inferred Mineral Resource including lower confidence material
With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 10% of the Ore Reserve plan of 14 years. No Inferred Mineral Resource is considered in Ore Reserve reporting.
Year-on-year changes in Ore Reserve
Gramalote
Total (Moz)
1.9
1.8
1.7
1.6

No changes compared to 2020.
1.5
0.00 0.00
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021
0.00 0.00 0.00 0.00 0.00 0.00 1.72 0.00 0.00 1.72
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

GRAMALOTE CONTINUED
Americas
Ore Reserve sensitivity
Gramalote
6
4
2
0
-2
-4
-6
1,000
1,100
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,200
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Tom Gell FAusIMM 211 795 30 years BSc (Geology), BSc Hons (Geology)
Ore Reserve Romulo Sanhueza MAusIMM 211 794 24 years BSc Eng (Mining)
Gramalote is insensitive to a change in the Ore Reserve gold price. There is a 1% upside in ounces at a higher Ore Reserve price and 1% downside in ounces at a lower Ore Reserve
price. The Ore Reserve sensitivity uses the following gold
prices of $1,000/oz, $1,100/oz and $1,200/oz.
Percentage
change
Aerial view
of the
Gramalote
pit area

AngloGold Ashanti Limited <R&R> 2021

LA COLOSA
Americas
Introduction
Property
description
La Colosa is an exploration project that is wholly owned by AngloGold Ashanti. It is in its fifth year of force majeure and as a result the project is on hold.
Location
The project is located 150km west of the Colombian capital city, Bogota, and 30km west of the major town of Ibague, which is the capital of the Tolima Department and the location of local government entities monitoring the project.
History
Mineralisation at La Colosa was discovered by AngloGold Ashanti’s Colombian greenfields exploration team in
2006. Drilling commenced in 2007 and a conceptual study was completed in 2008.
Legal aspects
and tenure
The EIG-163 mineral title with an area of 9,210 hectares underlies the La Colosa project. In March 2017, the initial six adjacent concession contracts were integrated and AngloGold Ashanti signed the contract for an initial term of 20-years. The ten years of exploration carried out before integration were deducted from the maximum possible of 30 years. The new EIG-163 contract started in “Year 1” of exploration.
The EIG-163 mineral title is located in a forest reserve. A temporary forest subtraction permit must be obtained to carry out exploration activities. The issuing of the permit has been delayed and a force majeure was recognised and declared in 2017 by the National Mining Agency. Actual force majeure continues until June 2022.
The extension needs to be requested and justified on an annual basis. Meanwhile, the mineral title continues in its first year of exploration. Only care and maintenance activities are carried out on site.
Mining method
The project is still under development and a number of options were being investigated before force majeure was declared. Open pit mining (with potentially minor underground mining) is the preferred mining method. Initial sensitivity studies for annual throughputs ranging from 6Mtpa to 26Mtpa have been carried out. Geotechnical studies for pit designs are at advanced PFS level and pit hydrogeology is at an initial PFS level according to the company standards. The earlier mining studies have used pit optimisations for different gold prices, however, did not advance to more detailed open pit designs.
Operational
infrastructure
Currently, the project has field infrastructure that supports access to the Mineral Resource with roads, accommodation, and office and surface infrastructure for pre-logging and organisation of the drilling core.
There is a core shed facility in the city of Ibague where geological and geotechnical logging are performed.
However, all work has stopped.
Mineral
processing
The project is currently at an early stage however flotation of sulphide ore is being considered as a treatment option.
Risks
The La Colosa project is currently at an early project stage and has identified a number of possible technical options all of which are capital intensive. The political risks associated with the mining industry in Colombia, specifically in the Tolima Department, must also be considered in the estimation of the Mineral Resource. The delineation of the Los Nevados Páramo by Resolution 1987 in November 2016 is considered a risk or uncertainty to the Mineral Resource estimate and it is currently being contested. This puts 13.99Moz of Mineral Resource at risk. The failure to grant environmental permits for site operations has hampered progress and it is the reason that force majeure was accepted by the government.

AngloGold Ashanti Limited <R&R> 2021

LA COLOSA CONTINUED
Americas
Map showing La Colosa project planned pit and licences. The coordinates of the mine, as represented by the pit, are depicted on the map and are in the UTM coordinate system.
Geology
Deposit type
The porphyry gold deposit forms part of what is generally known as the Middle Cauca Metallogenic Belt. The best known porphyry
(Cu-Au, Au-Cu, Au) and intermediate sulphidation Au-Ag deposits in the Middle Cauca Metallogenic Belt are the Marmato and the
Buritica mining operations. Advanced exploration studies exist for the Quebradona, the Titiribi, and the La Mina deposits.
The La Colosa porphyry complex consists of three intrusive
stages: the early, the intermineral, and the late-stage magmatic event. The complex exceeds 3km2 in areal extent. The U-Pb
ages obtained range between 7.4 and 8.5Ma indicating the
emplacement of the early, intermineral and late intrusive porphyry stocks occurred during a very short time span of about 1.1Ma. The emplacement of the La Colosa and San Antonio porphyry stocks caused contact metamorphism that transformed the proximal
country rocks into hornfels. Recent volcanism in the Central
Cordillera accounts for an ash cover varying between 0.5m and
15m thick. The source is the Cerro Machin stratovolcano, located about 17 km to the east of the La Colosa project site.
Mineralisation style
The La Colosa porphyry gold deposit has nine defined broad
hydrothermal alteration assemblages: sodic-calcic alteration, potassic alteration, quartz-sericite alteration, sericitic alteration, chloritic alteration, propylitic alteration, intermediate argillic alteration, silicification, and supergene argillic alteration. Eight types of porphyry veinlets have been recognised: early biotite veinlets, A-type veinlets, B-type veinlets, M-type veinlets, N-type

AngloGold Ashanti Limited <R&R> 2021

Late stage (Tonalite and quartz
diorite porphyries)
Intermineral stage (I1,I2 diorite
porphyries and intrusive breccia
IBX)
Early stage (E0, E1, E2, E3
diorite porphyries and intrusive
breccias EBX1-EBX2 and
EBXDM)
Wallrock (Metasediments)
Wallrock ((Hornfels and contact
breccia (SBX))
Hydrothermal breccias
Contact breccia
Late diorite porphyry
Drill holes
LA COLOSA CONTINUED
Americas
veinlets, AC-type veinlets, S-type veinlets, and D-type veinlets The veinlets occur in the early, intermineral and late porphyries, as well as in the schistose wall rock. In addition, there are veinlets representing a younger, late or post-porphyry event. Gold occurs predominantly as native gold, as electrum, and in minor quantities as gold tellurides and gold-silver tellurides. Gold occurs as isolated grains and as inclusions or fracture fillings in pyrite, pyrrhotite, and silicate minerals such as feldspar and quartz.
Mineralisation characteristics
At the La Colosa project, three gold mineralising events
have been observed. The first gold event (porphyry event) is associated with the magmatic pulses of the intrusive complex.
The early intrusive porphyries and early intrusive breccias show gold grades ranging from 0.75 to 1.0g/t. A-type and S-type
veinlets are abundant and potassic alteration is the common
alteration type. The second gold mineralisation event is
associated with the N-trending extensional faults that crosscut the early, intermineral, and late stage porphyries and the wall rock (younger event). The third event, seen locally, is related to supergene argillic-iron-oxide alteration of pyrite-rich/pyrrhotite-
poor associated with the late porphyry.
W-E Geological cross-section through La Colosa, elevation in metres AMSL
Exploration
A total of 148,062m has been drilled to date. Three additional compliance drill holes (800m) and one geotechnical-hydrogeology drill hole was completed in 2017 before activities were suspended in early 2017.
Geometallurgical studies related to comminution modelling
focused on obtaining hardness parameters have been undertaken while additional metallurgical comminution tests have been
carried out for poorly represented areas. This metallurgical data has been correlated with multi-element assay and spectral mineralogical data to obtain proxies for metallurgical parameters.
Some 43,529m (153 drill holes) have been spectrally scanned
using a sisuMobi system equipped with a red-green-blue (RGB)
camera and a shortwave infrared camera.
Projects
All project work has been stopped and the company applied for force majeure which was granted by the government. It was on that basis that the environmental permits were unduly delayed, as was permission to work in the area around the La Linea tunnel.

AngloGold Ashanti Limited <R&R> 2021

28.33 0.00 0.00 0.00 0.00
0.00
0.00 0.00
0.00
0.00 28.33
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
LA COLOSA CONTINUED
Americas
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Measured
–
–
–
–
–
–
Indicated
75 x 75
–
–
–
–
Inferred
100 x 100
–
–
–
–
Grade/ore control
–
–
–
–
–
–
Inclusive Mineral Resource
Open pit
Measured
–
–
–
–
Indicated
833.49
0.87
726.31
23.35
Inferred
217.89
0.71
154.86
4.98
La Colosa
Total
1,051.38
0.84
881.17
28.33
A Mineral Resource gold price of $1,400/oz has been used.
Estimation
At La Colosa, approximately 148,062m of drilling supports the estimation of an Indicated Mineral Resource. Gold grades were estimated using ordinary kriging, which was performed into a block size of 50 x 50 x 10m using wireframed lithological domains in a grade-based mineralisation envelope. Estimates were also undertaken for the waste surrounding the mineralisation.
All available geological drill holes, surface sampling and mapping information was validated and used in the modelling process.
Grade tonnage curve
La Colosa
Surface (metric)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1.8
1.6
1.4
1.2
0.9
0.7
0.5
The La Colosa Mineral Resource is reported at a cut-off grade of
0.35g/t and it has been classified on the basis of kriging variance related to drill hole spacing.
0.0
0.2
0.4
0.6
0.8
1.0
1.2
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Exclusive Mineral Resource
The La Colosa project currently does not have any declared Ore Reserve and the exclusive and inclusive Mineral Resource numbers are therefore identical.
Year-on-year changes in Mineral Resource
La Colosa
Total (Moz)
30
29
28
27
No changes compared to 2020.
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Acquisition/
disposal
2021
Average
grade
above
cut-off
(g/t)

AngloGold Ashanti Limited <R&R> 2021

LA COLOSA CONTINUED
Americas
Inclusive Mineral Resource sensitivity
La Colosa
6
4
2
0
-2
-4
-6
1,200

1,400
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

1,600
Competent Person
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource Rudolf Jahoda MAusIMM 990 544 28 years
MSc (Mining Geology), PhD
(Geology)
La Colosa is a high tonnage, low-grade Mineral Resource
which is insensitive to changes in the Mineral Resource gold price. There is a 1.7% upside in ounces at a higher Mineral
Resource price and 2.1% downside in ounces at a lower
Mineral Resource price. The Mineral Resource sensitivity
uses the following gold prices of $1,200/oz, $1,400/oz
and $1,600/oz.
Percentage
change
El Descanso ridge
(looking east)
at La Colosa

AngloGold Ashanti Limited <R&R> 2021

QUEBRADONA
Americas
Introduction
Property
description
The Quebradona project was previously a JV between AngloGold Ashanti and B2Gold, and completed a conceptual study (2016) as well as a PFS (2018), which supported the reporting of a maiden Ore Reserve.
The Nuevo Chaquiro deposit that is part of Minera de Cobre Quebradona Project completed a FS in 2021, however the Environmental Impact Assessment (EIA) was not approved by ANLA in 2021. A work plan to address the issues raised by ANLA is being developed and it is expected that this will take 18 to 24 months to complete. During this paused time period additional work will be done on the project. During 2019, B2Gold participation dropped below 5% which triggered AngloGold Ashanti becoming the 100% owner. B2Gold holding will be entitled to a royalty equal to 2% of the net profit generated from the sale of any product.
Five main targets have been identified in the exploration work, namely Nuevo Chaquiro, Aurora, Tenedor, Isabela and La Sola. Nuevo Chaquiro is the most advanced of the targets and the sole mineral deposit considered in the
FS and licensing process. Nuevo Chaquiro, a significant copper-gold porphyry-style mineralised system, is one of five known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2011 with more than 75km of drilling. Quebradona will be a copper mine with gold and silver as by-products.
Location
The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia,
60km southwest of Medellin and is a 104km commute using the national highway.
History
Exploration was carried out from 2004 by AngloGold Ashanti and then from 2006 to 2009 by B2Gold. In 2010
AngloGold Ashanti took management control and focused its exploration effort on Nuevo Chaquiro. In 2014 a conceptual study was initiated which resulted in a declaration of a maiden Mineral Resource in that year.
A PFS was completed in January 2019 and a FS completed in 2021. The FS review raised several points which will be addressed during the pause period caused by the delay in the environmental permitting.
Legal aspects
and tenure
Quebradona comprises one tenement (5881) covering the deposit which is the result of the integration of the five original tenements (5869, 6318, 6359, 7579 and 5881). The integrated tenement 5881 was issued on the
9 December 2016. Concession contract 5881 initially covered a total area of 7,593ha, which was reduced to
4,881.89ha by the relevant mining authority (Secretaría de Minas de Antioquia) on 4 March 2022. It will expire in
May 2037 and is currently in its sixth year of the integrated exploration phase.
Mining method
The Quebradona project is a greenfield site having completed an initial FS in 2021 which is expected to be formally approved following the granting of the environmental and mining licences that supports the preferred mining method of sub-level caving to extract the ore deposit from underground. The optimised mine design consisting of a revised mining layout and mine schedule is based on the 2021 Mineral Resource model. With the application of operating factors, the relevant cut-off grades, and modifying factors the December 2021
Ore Reserve is then estimated.
FS level test work confirmed that the ore will be treated by a typical porphyry copper flotation circuit producing a copper and gold concentrate from processing approximately 6.2Mtpa underground ore over a 23-year operating period. The FS proposes a processing circuit that includes primary crushing underground, secondary crushing, high pressure grinding rolls, ball milling, rougher-scavenger flotation for all elements (copper, gold, silver as well as pyrite), followed by regrinding the concentrate and cleaning using a mix of column and mechanically agitated cells.
Operational
infrastructure
The project is close to an existing highway, state and rural roads, and high voltage or medium voltage power infrastructure. The planned underground infrastructure consists of twin adits to access the orebody and number of internal vertical ore passes that gravity feeds to the main ore transfer level. The material will be transferred to the main internal crusher by load and haul dump vehicles.
Crushed material will then be transferred downhill to surface via a 6km conveyor, in a dedicated adit to a single coarse ore stockpile.

AngloGold Ashanti Limited <R&R> 2021

QUEBRADONA CONTINUED
Americas
Introduction continued
Mineral
processing
Metallurgical studies completed during the FS have confirmed the different ore types present in the orebody can be treated by a typical porphyry copper flotation circuit to produce a copper and gold concentrate. Ore extracted from the sub-level cave is crushed underground where waste debris and tramp metal is removed before loading onto the 6km underground conveyor system for delivery to the surface processing coarse ore stockpile with a
24-hour live capacity (approximately 21,300t).
The processing circuit includes underground primary crushing, secondary crushing, high pressure grinding rolls, ball milling, rougher-scavenger flotation for all elements (copper, gold, silver as well as pyrite), followed by regrinding of the concentrate and cleaning using a combination of column and mechanically agitated cells. The majority of the pyrite in the ore reports to the cleaner circuit tails and will be stored in a lined and eventually sealed impoundment within the TSF to avoid any potential acid rock drainage from the bulk high volume rougher tails.
The Quebradona process plant is designed to treat approximately 6.2Mt of material annually to produce copper concentrate over a 23-year operating period. Molybdenum is present in the ore and is not planned for recovery in the initial stages of production.
Risks
Several risks or uncertainties have been identified in the estimation of the Mineral Resource and Ore Reserve, which if properly managed can be mitigated. Lateral contacts of the high-grade mineralisation could vary as new information is obtained and supports a progressive drilling campaign to obtain new information well in advance of approving the final development design. Security risk to the Mineral Resource and Ore Reserve estimate is considered low, while Nuevo Chaquiro has a moderate seismic risk to the Mineral Resource and Ore Reserve.
Approximately 97% of the extracted material mined within the LOM mining plan is classified as Indicated (63%)
or Measured (34%) Mineral Resource.
Environmental permitting risk was manifest when ANLA did not approve the EIA in 2021 for the Nuevo Chaquiro deposit that is part of the Minera de Cobre Quebradona Project. All efforts are currently being made to address the identified shortcomings of the EIA submission, with the intent to resubmit as soon as possible.
Geotechnical
drilling
platform at
Quebradona

AngloGold Ashanti Limited <R&R> 2021

QUEBRADONA CONTINUED
Americas
Map showing the location, infrastructure and mining licence area for Quebradona. The coordinates of the mine, as represented by the helipad, are depicted on the map and are in the UTM coordinate system. The copper ore zone envelope of 0.45% is shown at the intersection of the ore zone at 1,700 metres AMSL.
Geology
The geology of Nuevo Chaquiro consists of a volcanoclastic
sequence of Miocene age (ash, tuffs, agglomerates and andesites)
intruded by small dykes of diorite and quartz diorite which are also of Miocene age. This host rocks are intruded by different pulses of mainly medium to fine-grained quartz diorites. The majority of the intrusives do not reach surface and remain as a blind deposit despite erosion acting for a significant period. These intrusive rocks are categorised as pre-mineral, early, intra-mineral and late, according to cross-cutting interrelationships, spatial occurrence and copper-gold values. The alteration develops a well zoned porphyry type system with alteration reflecting different temperatures from propylitic, sericitic, chloritic-sericitic, potassic to calcic-potassic assemblages. Higher grade copper-gold
mineralisation is associated with a well-developed quartz vein stockwork in the cupola zone of early quartz diorite which persists over a vertical interval of 500m.
Deposit type
Nuevo Chaquiro is a typical porphyry copper deposit with
large tonnes and low-grade, with gold, molybdenum and
silver by-products. The structural setting facilitated the rise of intrusive bodies through the volcaniclastic sequence of the
Combia formation.
Mineralisation style
The Nuevo Chaquiro deposit consists of Miocene-aged diorite, quartz diorite dykes and thin vertical stocks intruding a thick succession of andesitic tuffs and volcaniclastic rocks of the
Miocene-age (6 to 10Ma) belonging to Combia formation.
The Combia formation fills a large pull-apart basin within the prospective middle Cauca belt of central Colombia. Depth to
mineralisation from the surface is around 150 to 400m from
northeast to southwest. Typical copper porphyry alteration
zonation is evident with a high temperature, potassium
silicate central zone (biotite, magnetite, chalcopyrite, and molybdenite), which trends into an overlying sericitic alteration zone (muscovite, chlorite, quartz, pyrite, tourmaline) surrounded by more distal propylitic alteration (chlorite, epidote, illite, carbonate). There is an inner core of calcic-potassic alteration featuring biotite, actinolite, epidote, and anhydrite with lesser copper, gold and molybdenum values.

AngloGold Ashanti Limited <R&R> 2021

WSW
ENE
Elevation
mamsl
2,000
1,800
1,600
1,400
1,200
1,000
800
600
600m
Geology
x x x
x x x
Intramineral
x x x
x x x
Mineral
Tuff
Premineral
Alteration
Calc-pot
Sericite chlorite alteration
Potassic
Sericite alteration
Cu ore zone
1.0%
,
0.45%
,
0.1%
Propylitic
x x x
x x x
QUEBRADONA CONTINUED
Americas
Mineralisation characteristics
An early dyke is located in the eastern part of the deposit and is the main supplier of the heat and hydrothermal fluids that caused the mineralising event. In the central area, abundant intra-mineral diorite and quartz diorites are found, which develop a classic ore shell of lower-grade mineralisation associated with these intrusions. Higher grade copper-gold mineralisation is associated with a well-developed quartz vein stockwork in the cupola zone of early quartz diorite which extends over a vertical interval of 500m.
The majority of the intrusive rocks do not outcrop. The mineralised zone is characterised by a fine stockwork with disseminations and veinlets of quartz, magnetite, pyrite, chalcopyrite and molybdenite.
Traces of bornite and cubanite have been locally observed in amounts less than 0.1% volume. Other sulphides include pyrite and pyrrhotite in specific areas. Gold and silver correlate well with copper, with gold grains dominantly occurring on the margins of sulphide grains within chalcopyrite.
WSW-ENE Geological cross-section through Nuevo Chaquiro, elevation in metres AMSL

AngloGold Ashanti Limited <R&R> 2021

QUEBRADONA CONTINUED
Americas
Exploration
The FS geological model used updated estimation boundaries,
a soft boundary approach to estimation and updated Mineral
Resource categories based on conditional simulation. Furthermore, the FS used updated geometallurgy, geotechnical parameters,
hydrogeology and geological information in potential infrastructure sites (based on drill holes and test pits), structural geology and a revision of the estimated mineralisation endowment.
Projects
Nuevo Chaquiro is the only orebody considered in Quebradona
project for the Mineral Resource and Ore Reserve statement. The
PFS was completed in 2019 and a SAMREC Table 1 compiled and
reported. The revised FS is expected to be completed during 2022 to 2023 where upon the revised EIA will be resubmitted to the environmental authorities.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Measured 30 x 30 – – – –
Indicated 60 x 60 – – – –
Inferred 120 x 120 – – – –
Grade/ore control – – – – – –
Drill hole spacing over the project is variable, being influenced by environmental and community considerations. Where possible, multiple drill holes are conducted from the same drill pad to minimise impact on the environment. Drilling at Quebradona varies from a 30 x 30m to 60 x 60m grid in the central part, to 120 x 120m in the adjacent low-grade Inferred Mineral Resource areas. Due to having multi-hole platforms with angled drilling, the spacing in the upper 300m is tighter than in the deeper portions.
Exploration
drill hole
core from
Quebradona
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other

AngloGold Ashanti Limited <R&R> 2021

QUEBRADONA CONTINUED
Americas
Estimation
Estimation uses industry standard ordinary kriging to determine grades. The estimate validation is done graphically on a section by section basis comparing the block model to drill hole geological data, swath plots and statistical comparisons using average
samples and average grade block comparisons are also used.
New models are compared to old models to check changes.
Gaussian anamorphosis with a change of support is used to
check global grade-tonnage curves.
The parent block size for estimation used is 40 x 40 x 20m with the overall drill spacing being approximately 80 x 80 m. Typical searches are from 135 to 286m (typical for copper in high- and low-grade respectively).
Estimation is done into different domains which are joined post estimation. Two domains for copper, one for molybdenum, two
for sulphur and one for high-grade gold to the west are estimated.
A saprolite surface and four different dyke surfaces are used to estimate density. Capping is based on probability plots and normally effects less than 1% of the samples.
Grade tonnage curve
Quebradona
Underground (metric)
623
3
546
469
2
392
315
238
1
161
84
7
0
0.0
0.5
1.0
1.5
2.0
Cut-off grade (%)
Tonnes above cut-off
Average grade above cut-off
Ore Reserve
Estimation
The underground Ore Reserve is based on the most economic portions of the Mineral Resource model contained within a predetermine minable boundary based on a $30/t Net Smelter Return (NSR) cut-off grade that takes into account mining factors and mill recovery assumptions. The mining shapes are based on Measured and Indicated Mineral Resource with a portion of external material to provide an in situ $48/t NSR for project capital payback and $26/t NSR break-even grade for processing of development waste.
Ore Reserve modifying factors
Ore
Reserve
Exchange
rate
Cut-off
Dilution
Grade
MCF
MetRF
as at 31 December 2021
price
$/COP
grade
%
dilution
%
%
Copper $2.90/lb 3,208 $30/t 4.14 0.34% 100.0 93.6
Gold $1,200/oz 3,208 – 4.14 0.23g/t 100.0 58.6
Silver $18.67/oz 3,208 – 4.14 2.13g/t 100.0 83.6
All non-classified Ore Reserve material has been assigned a zero metal grade and is considered as Ore Reserve dilution. The Inferred
Mineral Resource portion makes up 1.7% of total tonnes (124Mt) with an estimated metal content of 0.6% copper and 0.8% gold is excluded from the financial evaluation process.
Copper
Inclusive Mineral Resource
Tonnes
Grade
Contained copper
as at 31 December 2021
Category
million
%Cu
tonnes million      pounds million
Nuevo Chaquiro Measured 86.74 0.95 0.82 1,814
Indicated 227.33 0.87 1.97 4,338
Inferred 305.94 0.48 1.47 3,231
Quebradona
Total
620.02
0.69
4.26
9,384
The inclusive Mineral Resource is contained at the main Nuevo Chaquiro deposit only, and it is constrained by the MSO process.*
* Comments are also applicable for gold tables and graphs on the subsequent pages.
Tonnes
above
cut-off
(millions)
Average
grade above
cut-off (%)

AngloGold Ashanti Limited <R&R> 2021

9,677 0 0 (293)
0 0
0
0 0
0
9,384
as at 31 December 2021
Category
Tonnes
million
Grade
%Cu
Contained copper
tonnes million    pounds million
QUEBRADONA CONTINUED
Americas
Exclusive Mineral Resource
Tonnes
Grade
Contained copper
as at 31 December 2021
Category
million
%Cu
tonnes million
Pounds million
Quebradona
Measured
45.15
0.69
0.31
684
Indicated
148.91
0.68
1.01
2,218
Inferred
305.94
0.48
1.47
3,231
Total
500.01
0.56
2.78
6,134
Exclusive Mineral Resource is located in the portion after sub-level cave phase is completed and potentially followed by a block caving phase. The exclusive Mineral Resource estimates are made by subtracting the in situ Ore Reserve from the inclusive Mineral Resource.*
Mineral Resource below infrastructure
All of the Mineral Resource is below infrastructure.*
Year-on-year changes in Mineral Resource
Quebradona
Total (Mlb)
9,800
9,700
9,600
9,500
9,400
9,300
9,200
Decreases resulted from the remodelling of the orebody including three new drill holes.*
Inclusive Mineral Resource sensitivity
Quebradona
40
30
20
10
0
-10
-20
-30
-40
2.97
3.50
Mineral Resource price ($/pound)
Tonnes
Pounds
Grade
4.03
Ore Reserve
Nuevo Chaquiro
Proved
–
–
–
–
Probable
120.01
1.23
1.47
3,250
Quebradona
Total
120.01
1.23
1.47
3,250
The Ore Reserve was estimated at a cut-off value of $30/t NSR.*
* Comments are also applicable for gold tables and graphs on the subsequent pages.
Quebradona is very sensitive to both an increase and a
decrease in the Mineral Resource copper price, however
the current output is constrained by the tailings capacity.
The Mineral Resource sensitivity uses the following copper
prices of $2.97/lb, $3.50/lb and $4.03/lb.
Pounds
(millions)
Percentage
change
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

145 0 0 0 0 0 0 0 3,250
3,105 0 0
“The optimised mine design consisting of a revised mining layout and mine schedule is based on the 2021 Mineral Resource model. With the application of operating factors, the relevant cut-off grades, and modifying factors, the December 2021 Ore Reserve is then estimated.”
QUEBRADONA CONTINUED
Americas
Inferred Mineral Resource in annual Ore Reserve design
as at 31 December 2021
Tonnes
million
Grade
%Cu
Contained copper
tonnes million
pounds million
Nuevo Chaquiro
4.19
0.34
0.01
31
Total
4.19
0.34
0.01
31
The Inferred Mineral Resource included in the business plan commences from year three with majority of this material located on the periphery of the upper production levels and directly above the undercut level. This material is planned to migrate down towards the sub-
level caving drawpoints as more material is extracted over the LOM. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 3.4% of the Ore Reserve plan of 26 years. No Inferred Mineral
Resource is considered in Ore Reserve reporting.*
Ore Reserve below infrastructure
All of the Ore Reserve is below infrastructure.*
Year-on-year changes in Ore Reserve
Quebradona
Total (Mlb)
3,300
3,250
3,200
3,150
3,100
3,050
3,000

Result of an update in the Mineral Resource model due to three new drill holes, in addition to an update of Mineral Resource classification based on conditional simulation.*
Ore Reserve sensitivity
Quebradona

0

2.46
2.90
Ore Reserve price ($/pound)
Tonnes
Pounds
Grade
3.34
* Comments are also applicable for gold tables and graphs on the subsequent pages.
The Ore Reserve is not sensitive to changes
in the Ore Reserve copper price, as the estimate is based
on the best metal (copper, gold and silver) contained within the mining envelope that aligns with the TSF capacity, and is not sensitive to minor fluctuations in the copper price. The
Ore Reserve sensitivity uses the following copper prices of
$2.46/lb, $2.90/lb and $3.34/lb.
Percentage
change
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

7.13 0.00 0.00 (0.11)
0.00 0.00 0.00 0.00 0.00 0.00 7.02
QUEBRADONA CONTINUED
Americas
Gold
Inclusive Mineral Resource
Nuevo Chaquiro
Measured
86.74
0.50
43.79
1.41
Indicated
227.33
0.46
103.87
3.34
Inferred
305.94
0.23
70.64
2.27
Quebradona
Total
620.02
0.35
218.30
7.02
Exclusive Mineral Resource
Quebradona
Measured
45.15
0.37
16.93
0.54
Indicated
148.91
0.34
49.89
1.60
Inferred
305.94
0.23
70.64
2.27
Total
500.01
0.27
137.46
4.42
Year-on-year changes in Mineral Resource
Quebradona
Total (Moz)
7.6
7.4
7.2
7.0
6.8
6.6
6.4
Ore Reserve
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Nuevo Chaquiro
Proved
Probable
–
120.01
–
0.67
–
80.83
–
2.60
Quebradona
Total
120.01
0.67
80.83
2.60
Inferred Mineral Resource in annual Ore Reserve design
as at 31 December 2021
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Nuevo Chaquiro
4.19
0.23
0.96
0.03
Total
4.19
0.23
0.96
0.03
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Acquisition/
disposal
2021
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

QUEBRADONA CONTINUED
Americas
Year-on-year changes in Ore Reserve
Quebradona
Total (Moz)
2.8
2.7
2.6
2.5
2.4
2.3
2.2

By-products
Inclusive Mineral Resource by-product: silver
Tonnes
Grade
Contained silver
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Quebradona
Measured
86.74
5.72
496
15.95
Indicated
227.33
5.59
1,271
40.87
Inferred
305.94
3.66
1,121
36.05
Total
620.02
4.66
2,888
92.86
Inclusive Mineral Resource by-product: molybdenum
Quebradona
Measured
86.74
174
15.13
33
Indicated
227.33
144
32.80
72
Inferred
305.94
135
41.35
91
Total
620.02
144
89.28
197
Ore Reserve by-product: silver
Quebradona
Proved
–
–
–
–
Probable
120.01
7.29
874
28.11
Total
120.01
7.29
874
28.11
Competent Persons
Responsibility
Professional
Competent Person
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Pablo Noriega
MAusIMM
315 688
23 years
BSc Hons (Geology)
Ore Reserve
Andrew McCauley
MAusIMM
223 692
17 years
Graduate Dip (Mining)
0.11 0.00 0.00 0.00 0.00 0.00 0.00 0.00 2.60
2.49 0.00 0.00
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021
Tonnes
Grade
Contained molybdenum
as at 31 December 2021
Category
million
ppm
kilotonnes
pounds million
Tonnes
Grade
Contained silver
as at 31 December 2021
Category
million
g/t
tonnes
Moz

AngloGold Ashanti Limited <R&R> 2021
New York
Reno
Silicon
Elko
Nevada
1
Las Vegas
Denver
Colorado
Washington DC
Los Angeles
Project
Legend
Silicon(1)
(1)
Silicon has been declared as a M neral Resource fo
0
1,000km
the first time
UNITED STATES OF
AMERICA
AMERICAS
AngloGold Ashanti North America Inc manages
the Silicon greenfields project, which is located
in an emerging district in southern Nevada with
significant potential.
The Silicon project is an exploration stage property 100% owned by AngloGold Ashanti. The Silicon project is located approximately
12km east of the town of Beatty in Nye County, Nevada, United
States of America. The Silicon project is the most advanced of
AngloGold Ashanti’s exploration properties within the Beatty
District, an area with a long history of gold mining. A maiden
Mineral Resource at Silicon totaling 3.4Moz is declared in 2021. A recently completed conceptual study supports potential for Silicon as an open pit operation amenable to heap leach processing.
Planning is underway for PFS studies at Silicon in 2022.
As at 31 December 2021, AngloGold Ashanti had entered into
a definitive arrangement agreement (dated as of September
13, 2021) to acquire all the issued and outstanding common
shares of Corvus Gold. The acquisition was completed on
18 January 2022. This will add the development stage North
Bullfrog project and exploration stage Mother Lode project
into the AngloGold Ashanti North America portfolio, which in combination with Silicon and other exploration targets, provides the opportunity to develop a world-class operational cluster within the Beatty district.
Inclusive Mineral Resource
Exclusive Mineral Resource
3.4
Moz
3.4
Moz
◼ Inferred
◼ Inferred
168
Exploration
drill rigs
at Silicon

AngloGold Ashanti Limited <R&R> 2021

SILICON
Americas
Introduction
Property
description
The Silicon project is an exploration stage property 100% owned by AngloGold Ashanti. A conceptual study was completed in September 2021 and supports the reporting of a maiden Mineral Resource.
The Silicon project is located approximately 12km east of the town of Beatty in Nye County, Nevada, USA. The project is within the Bare Mountains sub-district, of the Bullfrog Hills-Bare Mountains District.
Location
The Bullfrog Hills-Bare Mountains District is an historic mining centre that produced more than 3Moz of gold and 4Moz of silver, primarily from the Barrick-owned Bullfrog pit (2.6Moz gold, 4.2Moz silver). Exploration drilling undertaken by AngloGold Ashanti to date has delineated significant gold mineralisation at the Silicon project, characterised as an epithermal system hosted in volcanic rock units
History
Silicon was first presented to AngloGold Ashanti in early-2016 with the earn-in Option Agreement with then-
owners Renaissance Gold Inc. (RenGold) signed 21 June 2017. The agreement gave AngloGold Ashanti an option to acquire a 100% interest in the project through total payments of $3M to RenGold over three years. This option was fully exercised on 3 June 2020, with RenGold maintaining a 1% NSR on a defined area of interest on the Silicon project. On 18 August, RenGold announced that, subsequent to their merger with Evrim Resources
Corp., the newly combined company would be re-named as Orogen Royalties Inc.
The Silicon project area is currently comprised of a block of 949 unpatented mining claims on federally owned public lands, administered by the Bureau of Land Management (BLM). The initial land holding comprised
277 unpatented mining claims under Renaissance Exploration Inc., a subsidiary of Renaissance Gold Inc.
Subsequently, AngloGold Ashanti has completed three phases of claim staking, contiguous to the original claim package, for an additional 672 unpatented mining claims.
Legal aspects
and tenure
The Silicon claim block consists solely of unpatented mining claims. In terms of permitting requirements and any encumbrances to the property controlled by AngloGold Ashanti for mining purposes, the regulatory and financial framework for the control of claims and the use of federal lands for mining purposes is well defined, well executed, supported by legal precedent, and therefore predictable. Relevant US federal and Nevada state laws provide procedures through which mining enterprises can claim mining rights.
Permitting requirements, and the right to conduct mining operations on federal land, are governed by a series of federal and state regulations that require, amongst other things, a plan of operations (submitted to BLM), and environmental assessment, and/or environmental impact statement. The timely submission of these documents, and other applicable permits, grants the mining company the exclusive right to conduct mining operations consistent with its plan of operations and permits.
With regards to royalties, there is an underlying royalty of 2.5% NSR, which applies to all 949 claims in the property land package. The royalty is divided between RenGold (1% NSR) and Altius Minerals (1.5% NSR). There are no
buyback provisions. There are no royalties that are required to be paid to either the state or federal government.
Mining method
The Silicon deposit is generally a large low-grade deposit, with a smaller high-grade core (expanding at depth).
The nature of the Silicon orebody lends itself to conventional large scale open pit mining, which was the mining method chosen for the conceptual study. Conventional drill and blast would be followed by conventional load and haul, using a combination of large-scale hydraulic shovel or excavator and rigid body dump trucks. The material mined would be transported to the ROM stockpile, where it would be either tipped directly into the crusher or stockpiled to be fed at a later time.
Operational
infrastructure
The Silicon project area currently has minimal infrastructure on site, as it is an exploration area. Current access roads are unsealed, and will require upgrading prior to commencing the project. The Silicon project is located in Nevada, which has several large mining operations currently in production, and as such provides access to all required major mining and processing equipment. The transport infrastructure in Nevada is very well established and maintained
The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.

AngloGold Ashanti Limited <R&R> 2021

Mineral
processing
Nevada has a strong presence of heap leach operations, while some ores are refractory and require more complex process flowsheets. Three broad flowsheets were evaluated in the conceptual study to cover the extremes of capital, operating costs and level of complexity. These included heap leaching (ROM and crushed leach); conventional milling and leaching, and finally; milling with a float-fine-grind leach circuit. Both milling options included gravity recovery.
An extensive metallurgical programme tested the recovery response of ores from four main alteration or weathering ore types. A few P100 44mm crushed leach column tests were conducted on PQ core to inform on the potential recovery for a ROM heap leach. The estimated gold recovery displayed lower recoveries, albeit at the lowest cost. A crushed leach with a P100 of 12.5mm achieved the best economic result, where recovery was improved for a moderate increase in costs. The conventional leaching and float-fine-grind options had further improved recoveries, but these were over-shadowed by larger increases in cost. The 12.5mm crushed leach option provided the best outcome at the conceptual study level and was selected as the preferred case for the study.
Risks
Identified significant risks or uncertainties in the Mineral Resource estimate can all be mitigated with further work if properly managed. Given the exploration stage of the project, a number of risks, uncertainties and opportunities, are evident in the confidence of the known orebody and potential for upside at Silicon and in the surrounding area. Similarly, metallurgical characteristics and variability require further investigation. Mining rate is an area of notable opportunity, as are selectivity studies. Environmental and permitting risks are mainly associated with potential delays to project progression and as such, permitting remains on the critical path.
SILICON
Americas
Introduction continued
Map showing the location, infrastructure and mining licence area for Silicon. The coordinates of the mine, as represented by the Silicon pit, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

Ore Zone
Au ppm > 0.35gt
Au ppm > 1gt
Older bedrock
Faults
Drill holes
Tctu = Upper Tram Tuff
Tctl = Lower Tram Tuff
Tgp = Lower Pavits Spring
Trl = Lithic Ridge Tuff
Tcbl = Bullfrog Tuff – lower
Tcbu = Bullfrog Tuff – upper
Tosu = Upper Pavits Spring – middle
Tosu = Upper Pavits Spring – lower
Silica cap
Toc = Owl Canyon Sequence
Tptu = Tonapah Springs Tuff – upper
Tptu = Tonapah Springs Tuff – lower
SILICON CONTINUED
Americas
Geology
The Silicon project lies within the southern extension of the
Walker Lane trend and overlies the far-western margins of the southwestern Nevada volcanic field (SWNVF). The SWNVF
comprises an overlapping complex of calderas (Timber Mountain
Caldera Complex) about 30km to the east of Silicon, that
developed between 15 and 11Ma.
The geology of the Silicon project comprises a stack of ignimbrite sheets, cut by complex listric faulting. Mineralisation occurred at
ca.11.6Ma in the hiatus between large scale ignimbrite events, in apparent association with rhyolitic volcanism. There is a strong structural control to the mineralisation, with it being centred on the
Silicon-Tramway faults. The Thompson Fault to the east appears to form a boundary to the mineralisation.
Deposit type
Silicon is interpreted as an epithermal high-level expression of a magmatic-derived advanced argillic alteration system. Actual gold deposition appears to have occurred under less acidic and low to intermediate sulphidation conditions.
Mineralisation style
Mineralisation at Silicon exhibits a strong vertical control and is strongly associated with the emplacement of hydrothermal
breccias whose matrix is composed of black quartz-pyrite or
in quartz ± pyrite veinlets zones. Pre-existing subvertical faults, particularly centred on the Silicon-Tramway fault system, strongly controlled the emplacement of the hydrothermal breccias
and quartz ± pyrite veinlet zones. A stratigraphic control on mineralisation is at best a second order feature; the overwhelming control to mineralisation appears to be structure.
Mineralisation characteristics
In general, gold grades appear associated with the presence of pyrite. In places where higher-grade gold grades occur associated with quartz-pyrite veinlets and stringers, vein textures such as crustiform-colloform banding and platy calcite can be locally seen. A significant portion of the intermediate grade (1 to 3g/t of gold) gold mineralisation recognised to date is found within the advanced argillic alunite-quartz alteration zone, with lesser amounts in illitic, argillic, and even propylitic alteration zones. Two separate hydrothermal events, one related to the early formation of the broad advanced argillic alteration and the other related to the subsequent gold mineralisation, are interpreted to have been superimposed.
SW-NE Cross-section view across the Silicon deposit, highlighting the location of gold mineralisation associated with the Silicon-Tramway fault corridor, elevation in metres AMSL

AngloGold Ashanti Limited <R&R> 2021

SILICON CONTINUED
Americas
Exploration
Drilling at Silicon to date comprises 89 RC drill holes (36,706m)
and 38 DD holes (18,188m) for a total of 127 drill holes and
54,893m. In addition to Mineral Resource definition drilling, detailed geological mapping at 1:5,000 scale was completed
over a total of 58km2. Ground geophysics was carried out on the project including a total of 1,307 line km of induced polarisation/
resistivity, ground magnetics and gravity surveys. Geochemical sampling comprising outcrop rock chip sampling and a 2.6 x
2.3km soil survey was also carried out at various phases of the exploration programme.
Projects
Other exploration targets are present within the Silicon claim block, including Merlin and Maverick; Merlin is a drilling-stage prospect that is currently showing significant potential and is planned to advance into conceptual study in 2021.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other
Measured – – – – – –
Indicated – – – – – –
Inferred 80 x 80 – – –
Grade/ore control – – – – – –
Where there is demonstrated geological continuity, extrapolations are made to a maximum 80m distance from the last point.
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Open pit
Measured
Indicated
–
–
–
–
–
–
–
–
Inferred 120.44 0.87 104.96 3.37
Silicon
Total
120.44
0.87
104.96
3.37
The Mineral Resource is reported as at 31 December 2021 and was estimated by ordinary kriging and constrained by pit optimisation at a gold price of $1,500/oz.
Inclusive Mineral Resource by-product: silver
Tonnes
Grade
Contained silver
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Silicon Measured
Indicated
–
–
–
–
–
–
–
–
Inferred 120.44 3.66 441 14.17
Total
120.44
3.66
441
14.17
Estimation
The estimation of the Mineral Resource considers a geological mineralisation model consisting of three zones based on
geological alteration and gold grades, these are: a high-grade zone of over 1.0g/t of gold, a low-grade zone of between 0.35g/t and 1.0g/t of gold, and an outside zone of less than 0.35g/t that is modelled to estimate metal to define dilution or waste zones.
The composites are created at the average of the sampling
support and are 2m for each of the three zones. A contact analysis was conducted between high-grade and low-grade zones and
supported a soft-boundary approach for the estimation that
allows interaction inside and outside the contact for 3m (two composites). For the outside zone, the estimation is based only on samples outside the 0.35g/t low-grade contact.
Exploratory data analysis was completed for each geological
domain to define the capping, variography and estimation
parameters. The high-grade zone was capped at 50g/t which is
99.69% of the distribution. The low-grade zone was capped at
20.8g/t which is 99.92% of the distribution. The outside zone was capped at 1.83g/t which is 99.97% of the distribution.
All estimation was done utilising ordinary kriging, into a parent cell of 20 x 20 x 10m. The interpolation parameters are based on the exploratory data analysis and Quantitative Kriging Neighbourhood
Analysis (QKNA) which defines the final parameters. For the
high-grade zone, the estimation search reflects the range of variography of 110 x 80 x 12m. The same approach was followed for the low-grade zone, with a search of 135 x 79.5 x 87m. Both

AngloGold Ashanti Limited <R&R> 2021

3.37 0.00 0.00 0.00 0.00 0.00 0.00 0.00 3.37
0.00 0.00
SILICON CONTINUED
Americas
zones are estimated using a minimum of six samples and a
maximum of 128 samples within angular sectors, to enhance the grade tonnage curves and swath plot validations.
For the outside zone, a more continuous variogram was obtained, but to avoid extended lateral extrapolation, the search volume was defined as 282 x 141 x 100m. The maximum estimated distances respect the search volume distances for the three geological zones and there are no zones where attributed grades are out of an estimated value. An insignificant number of negative grades estimated were replaced by average grades.
Grade tonnage curve
Silicon
Surface (metric)
300
250
175
125
75
25
0

4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.0
0.75
1.00
0.50
1.50
2.00
2.50
0.25
1.25
1.75
2.25
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Exclusive Mineral Resource
No Ore Reserve has been defined. The exclusive Mineral Resource is therefore equivalent to the inclusive Mineral Resource.
Year-on-year changes in Mineral Resource
Silicon
Total (Moz)
5
4
3
2
1
0

The maiden Mineral Resource is as a result of successful greenfields exploration. The publication is supported by an open pit optimisation at $1,500/oz to demonstrate the reasonable prospect of eventual economic extraction. The gold and silver Mineral Resource is based on the outcomes of the conceptual study.
Inclusive Mineral Resource sensitivity
Silicon
12
8
4
0
-4
-8
-12
1,300
1,500
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,700
Competent Person
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Derek Nicholson
MAusIMM
306 185
19 years
BSc (Geology), Postgraduate
Certificate (Geostatistics)
The sensitivity for the project has been evaluated for
variations in the Mineral Resource gold price and gold
recovery assumptions, as well as operating and capital
costs. The open pit is robust, with variations in tonnes
and ounces of less than 10% between the base case of
$1,500/oz and pits shells generated with approximately
$200/oz. The sensitivity analysis on the Mineral
Resource shows a drop of 4% in ounces at a price at
$1,300/oz and an increase of 5% at a price of $1,500/oz.
Percentage
change
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Acquisition/
disposal
2021
Tonnes
above
cut-off
(millions)
Average
grade above
cut-off (g/t)

AngloGold Ashanti Limited <R&R> 2021
Darwin
Western
Australia
Brisbane
Perth
1
2
Kalgoorlie
Adelaide
Canberra
Melbourne
Sydney
Legend
1
Sunrise Dam, Butcher Wel (70%)
2
Tropicana (70%)
Operation Project
0               1,000km
REGIONAL OVERVIEW
AUSTRALIA
Contribution to regional production
46
%
54
◼ Sunrise Dam
◼ Tropicana
20%
Contribution to group
production
Key statistics
Units
2021
2020
2019
Operational performance
Tonnes treated/milled
10.05
10.2
10.1
Recovered grade
Mt
oz/t
0.047
0.054
0.060
g/t
1.47
1.68
1.87
Gold production
00oz
494
554
614
Total cash costs
$/oz
1,196
968
730
All-in sustaining costs
$/oz
1,500
1,225
990
Capital expenditure
$m
185
143
149

AngloGold Ashanti Limited <R&R> 2021

9.8
Moz
REGIONAL OVERVIEW CONTINUED
Australia
Contribution to group Mineral Resource
Contribution to group Ore Reserve

113.4
26.9

◼
Australia
◼
Rest of AngloGold Ashanti
◼
Australia
◼
Rest of AngloGold Ashanti
As at 31 December 2021, the Mineral Resource
(inclusive of Ore Reserve) for the Australia region
was 9.8Moz (2020: 9.7Moz) and the Ore Reserve
was 3.0Moz (2020: 3.0Moz).
This is equivalent to 8% and 10% of the group’s Mineral Resource and Ore Reserve. Production from Australia was steady at 494koz contract mining company. The processing plant is owner-operated comprising conventional CIL technology and high-pressure
grinding rolls for energy-efficient comminution. A second ball mill was added to the grinding circuit in 2018 to optimise the circuit, improve metallurgical recovery and match mine output.
of gold in 2021, equivalent to 20% of group production.
AngloGold Ashanti operates two mines and has one new project in
Western Australia
Sunrise Dam, wholly owned by AngloGold Ashanti, is located
220km northeast of Kalgoorlie and 55km south of Laverton. Gold production started at Sunrise Dam in 1997. Underground mining, carried out by a contract mining company, is now the primary source of ore for the operation, following the cessation of mining in the Cleo open pit in 2014. The owner-operated processing plant comprises conventional gravity and CIL circuits, with a flotation and fine grind circuit commissioned in mid-2018 to improve
metallurgical recovery.
Tropicana, a joint operation between AngloGold Ashanti (70%
and operator), and AFB Resources Pty Limited, a subsidiary of
Australia Mineral Resource
Per operation/project (Moz)
7
6
5
4
3
2
1
0

2020             2021
Australia Ore Reserve
Per operation/project (Moz)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Regis Resources Limited (30%), is located 200km east of Sunrise
Dam and 330km east-northeast of Kalgoorlie. The operation
poured first gold in September 2013. Tropicana is a large open pit and underground operation with mining carried out by a
Butcher Well, a JV between AngloGold Ashanti (70%) and
Northern Star Resources Limited (Northern Star Resources,
30%), is located 20km west of the Sunrise Dam Mine and is
considered as a potential satellite operation.
3.0
Moz
0.27
0.33
Butcher
Well
4.11
4.58
Sunrise
Dam
5.35
4.86
Tropicana
1.15
1.31
Sunrise
Dam
1.89
1.67
Tropicana
Shovel
loading
truck at
Tropicana

AngloGold Ashanti Limited <R&R> 2021

REGIONAL OVERVIEW CONTINUED
Australia
Inclusive Mineral Resource
Exclusive Mineral Resource
Ore Reserve
4.1
1.7
◼
Measured
◼
Indicated
◼
Inferred
◼
Measured
◼
Indicated
◼
Inferred
◼
Proved
◼
Probable
Inclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Australia
Measured
56.08
1.35
75.74
2.44
Indicated
58.45
1.73
101.24
3.26
Inferred
50.07
2.53
126.83
4.08
Total
164.59
1.85
303.82
9.77
Exclusive Mineral Resource
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t
Australia
Measured
29.92
1.25
37.49
1.21
Indicated
33.13
1.42
47.21
1.52
Inferred
50.07
2.53
126.83
4.08
Total
113.12
1.87
211.52
6.80
Ore Reserve
Australia
Proved
26.41
1.46
38.43
1.24
Probable
25.31
2.13
54.04
1.74
Total
51.73
1.79
92.47
2.97
2.4
4.1
Moz
3.3
1.2
Moz
1.5
1.2
Moz
Underground
sampling at
Tropicana
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

SUNRISE DAM
Australia
Introduction
Property
description
Sunrise Dam is an active underground and open pit mine that is wholly owned by AngloGold Ashanti.
AngloGold Ashanti conducts all brownfield exploration activities on the site and all tenements and permits are in good standing.
Location
History
Sunrise Dam is approximately 205km north-northeast of Kalgoorlie and 55km south of Laverton in
Western Australia.
Open pit production began in 1997 and the main pit (Cleo) completed at a final depth of 500m below surface in 2014. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. In 2021, mining commenced at the
Golden Delicious satellite pit using open cut mining methods.
Legal aspects
and tenure
Mining method
Sunrise Dam operates within two mining leases covering over 7,800ha, which are in good standing with the expiry dates in 2038. All Mineral Resource, Ore Reserve and mine infrastructure are hosted within lease
M39/1116 while lease M39/1117 hosts water extraction infrastructure used to supply the operation with water.
Mining at Sunrise Dam consists of both surface and underground operations.
The underground mining is carried out by specialised underground contractors (Barminco). The mining methods employed are domain-dependent and relate to the style of mineralisation. Sublevel open stoping methods are the preference in areas where bulk mineralisation occurs (GQ, Cosmo, Dolly, and Vogue). Other areas (Cos East,
Sunrise Shear, and Astro) use narrow open-stoping methods. Where possible, all waste from infrastructure development is used to backfill mined stopes.
The open pit mining is also carried out by specialised mining contractors (Carey Mining), and consists of conventional drill and blast and load and haul activities, with ore stockpiled on the surface near the pit crest and overhauled to the ROM pad with the waste material reporting to external waste dumps.
Large surface low-grade stockpiles are used to supplement the mill feed.
Operational
infrastructure
All required infrastructure is in place including a fully functional camp, process plant, tailings facility, gas pipeline, power plant and electrical reticulation, offices, airstrip, and road system. The underground infrastructure caters for all ventilation and dewatering needs with provisions made in the budget for extensions and upgrades.
Mineral
processing
Risks
Processing at Sunrise Dam is via a conventional three-stage crushing / two-stage milling CIL circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. The gravity circuit recovers approximately 30%
of the gold, with the CIL circuit and Anglo American Research Laboratories (AARL) elution used to recover the remainder. Electrowinning recovers gold from the Acacia™ reactor and eluted to produce gold doré. The plant throughput at Sunrise Dam is 4.1Mtpa.
No significant risks or uncertainties in the Mineral Resource estimate have been identified.
The complexity of the Sunrise Dam mineralisation means that the largest risk or uncertainty associated with the estimation of the Ore Reserve is linked to the accuracy of the Mineral Resource estimate. Design risk is low as the mining methods have been practiced at Sunrise Dam for the past ten years.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output. Certificates of sign-off have been received to state that the
Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code.

AngloGold Ashanti Limited <R&R> 2021

SUNRISE DAM CONTINUED
Australia
Map showing the location, infrastructure and mining licence area for Sunrise Dam, with the total mining lease insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

+2400mRL
Open pit excavation
Underground excavation
+2100mRL
+1800mRL
+1500mRL
+1200mRL
0
250m
SUNRISE DAM CONTINUED
Australia
N-S Long section showing the historic open pit shell and current underground workings at Sunrise Dam, elevation in mRL*
*mRL = 2,420m AMSL
Geology
Deposit type
Sunrise Dam is considered to be a mesothermal gold deposit,
typical of many orebodies found in the Archaean greenstone belts of Western Australia.
Mineralisation style
At Sunrise Dam, gold mineralisation is structurally controlled and vein hosted. The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted.
There are three dominant styles recognised:
•
Shear-related and high strain e.g. Sunrise Shear Zone
•
Stockwork development in planar faults with brittle
characteristics (these occur in all rock types and are commonly concentrated at contacts within the volcanic stratigraphy or the porphyry margin and within hinge positions within the magnetite shales) e.g. Cosmo, Dolly and Vogue orebodies
•
Placer-style mineralisation hosted within the fluvial sediments.
Gold mineralisation at Golden Delicious is hosted by a suite of granitoids, which intrude intermediate to mafic volcanic
and volcaniclastic greenschist host rocks. The area has been deeply weathered, partly eroded, and blanketed by transported lateritic gravels.
Mineralisation characteristics
Mineralisation is typically hosted in quartz-carbonate veins and breccias with varying quantities of pyrite and arsenopyrite. Gold occurs as free gold and is also occluded in the sulphides. The gold mineralisation is often associated with strongly altered country rocks proximal to the shear and fracture network that the hydrothermal fluids have passed through.
At Golden Delicious, the majority of the gold mineralisation is hosted within the monzonite and to a lesser extent the syenite and granite. Gold observed in thin section is typically spatially associated with pyrite stringers and as inclusions within altered feldspars or carbonate.
Exploration
Exploration activities conducted in 2021 consisted of DD
and RC drilling campaigns in both the underground and
surface environments.
The focus of exploration in 2021 has been to develop the Mineral
Resource through defining extensions and converting known
orebodies into Indicated Mineral Resource. Sunrise Dam is two years into a three-year strategy of Mineral Resource growth
through increased exploration DD with the aim of adding three years of Ore Reserve to extend the LOM.
The exploration strategy for 2022 involves converting the
remaining high priority ore zones from Inferred Mineral Resource to Indicated Mineral Resource classification. Exploration drilling targets are also being prioritised to maintain the pipeline of material to replenish Inferred Mineral Resource. Lastly, a new underground drilling platform is being developed which should provide advantageous drilling orientations to define a major extension to high-grade lodes within the Frankie orebody.

AngloGold Ashanti Limited <R&R> 2021

W
Dolerite
Ultramafic Volcanics
Lamprophyre
Felsic Intrusives
BIF Sediments
Fine-grained Sediments
Medium Grained Sediments
Coarse-grained Sediments
Megacrystic Andesite
Andesite
E
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other
Grade/ore control 6 x 8, 10 x 10 – – –
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
SUNRISE DAM CONTINUED
Australia
Geological cross-section looking north through the Sunrise Dam underground, elevation in mRL*
*mRL = 2,420m AMSL
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Measured
10 x 10, 12.5 x 12.5
– – –
Indicated 40 x 20, 40 x 40 – – –
Inferred 40 x 40, 100 x 100 – – –
Inclusive Mineral Resource
Golden Delicious Measured 0.24 1.18 0.29 0.01
Indicated 3.03 1.16 3.50 0.11
Inferred 0.02 0.86 0.02 0.00
Total
3.29
1.16
3.80
0.12
Stockpile (open pit) Measured 7.38 0.93 6.89 0.22
Indicated – – – –
Inferred – – – –
Total
7.38
0.93
6.89
0.22
Underground Measured 16.37 1.87 30.56 0.98
Indicated 22.88 1.98 45.32 1.46
Inferred 23.58 2.36 55.65 1.79
Total
62.83
2.09
131.53
4.23
Stockpile (underground) Measured 0.08 2.53 0.19 0.01
Indicated – – – –
Inferred – – – –
Total
0.08
2.53
0.19
0.01
Sunrise Dam
Total
73.58
1.94
142.42
4.58

AngloGold Ashanti Limited <R&R> 2021

SUNRISE DAM CONTINUED
Australia
Underground and open cut depletion actuals are used until the end of September with the remaining depletion being predicted from the mining schedule. The case for eventual economic extraction of the reportable Mineral Resource is met by utilising a MSO tool in Deswik (Deswik.SOTM ). Deswik.SO generates shapes based
on mineable geometries and volumes which exceed the Mineral
Resource cut-off grade based on corporate guidance. Depletion is coded into the model and metal which has been depleted is ignored by MSO. A stand-off distance of 5m is applied to historic mining stope voids to ensure geotechnical stability and material within this 5m zone are considered to be sterilised, unless
explicitly informed by the geotechnical department. Shapes are generated and evaluated through the block model to determine the final Mineral Resource. In the event that the MSO output does not completely encompass the Ore Reserve (due to planned dilution and mining requirements) the Ore Reserve is included with the final Mineral Resource reporting solid.
Estimation
Estimation of the underground Mineral Resource uses the
geological model boundaries to subdivide all drill hole data into appropriate domains. The geostatistical method of ordinary
block kriging is used to estimate the Mineral Resource.
High-grade restraining is used to limit the effects of outlier grade values. Dense patterns of underground RC drilling are
completed prior to the final mine design, upon which, grade
control models are created using conditional simulation. This allows for the probabilistic determination of the optimal mining stope configuration. Mining of the open pit Mineral Resource was completed in early 2014. Remaining stockpiled material is estimated based on detailed grade control drilling completed prior to mining. Grades were estimated by means of the conditional simulation geostatistical method.
The Golden Delicious deposit has been estimated using LUC.
All available geological drill hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high-grade outliers. If these values are anomalous to the characteristics of the general population they are then cutback to an appropriate upper limit for the population.
Grade tonnage curves
Sunrise Dam
Surface (metric)
9
8
7
6
5
4
3
2
1
0

4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Sunrise Dam
Underground (metric)
64 20
56
17
48
40
14
32 11
24
8
16
8
5
0 2
0.0 0.5 1.0 1.5 2.0
Cut-off grade (g/t)
2.5 3.0
0
2
4
6
10
8
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off Tonnes above cut-off Average grade above cut-off
The underground grade tonnage curve is calculated at a range of cut-off grades within the MSO mining constraint shapes.
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Sunrise Dam
Measured
12.16
1.63
19.82
0.64
Indicated
16.50
1.60
26.48
0.85
Inferred
23.60
2.36
55.67
1.79
Total
52.26
1.95
101.96
3.28
The Sunrise Dam exclusive Mineral Resource is dominantly comprised of underground material. The majority (99%) of the exclusive
Mineral Resource is represented by material within the underground mining environment with the remaining 1% from the Golden Delicious open cut mine and marginal stockpile material.
Pillar material has largely been removed from this total, as have skins around historic stoping voids. All underground material reported is reported within a MSO output which has had the Ore Reserve spatially cut out to leave a spatial exclusive Mineral Resource.
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)

AngloGold Ashanti Limited <R&R> 2021

1.17
0.11 (0.17)
(0.39)
0.00 0.00 0.00
0.00
4.58
4.11
(0.26)
SUNRISE DAM CONTINUED
Australia
Mineral Resource below infrastructure
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Sunrise Dam
Measured
2.15
1.95
4.19
0.13
Indicated
11.35
2.51
28.50
0.92
Inferred
14.75
1.64
24.13
0.78
Total
28.25
2.01
56.81
1.83
The Mineral Resource below the 1,350mRL (1,050m below surface) is considered to be below all mining infrastructure and constitutes nearly 40% of the inclusive Mineral Resource. Half (50%) of this material is classified as Indicated Mineral Resource confidence and will likely show a good conversion rate to Measured Mineral Resource. A large portion (42%) of the material is Inferred Mineral Resource and has the potential to be upgraded based on new information.
Year-on-year changes in Mineral Resource
Sunrise Dam
Total (Moz)
5.5
5.0
4.5
4.0
3.5
3.0
Increase due to ongoing advanced grade control and exploration activities offset by minor local changes in gold price and an overall increase of costs.
Inclusive Mineral Resource sensitivity
Sunrise Dam
35
25
15
5
0
-5
-15
-25
1,300
1,500
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,700
“The focus of exploration in 2021 has been to develop the Mineral
Resource through defining extensions and converting known
orebodies into Indicated Mineral Resource.”
The Mineral Resource is very sensitive to the gold price.
A decrease in price of $200 to $1,300/oz would result in a
decrease in ounces of 14%. This price change results in an
increase in the cut-off grade of 0.3g/t. An increase in price of $200 to $1,700/oz shows an increase in ounces of 15%.
This price change results in a decrease in cut-off grade
of 0.1g/t.
Percentage
change
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

SUNRISE DAM CONTINUED
Australia
Ore Reserve
Ore Reserve
Golden Delicious Proved 0.16 1.33 0.21 0.01
Probable 1.91 1.38 2.63 0.08
Total
2.07
1.37
2.84
0.09
Stockpile (open pit)
Proved
Probable
7.38
–
0.93
–
6.89
–
0.22
–
Total
7.38
0.93
6.89
0.22
Underground Proved 4.56 2.41 11.00 0.35
Probable 7.49 2.63 19.71 0.63
Total
12.05
2.55
30.71
0.99
Stockpile (underground)
Proved
Probable
0.08
–
2.53
–
0.19
–
0.01
–
Total
0.08
2.53
0.19
0.01
Sunrise Dam
Total
21.58
1.88
40.64
1.31
The Sunrise Dam Ore Reserve consists of the underground, open pit, and low-grade stockpile source material.
Thickeners
at
Sunrise Dam
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

SUNRISE DAM CONTINUED
Australia
Estimation
The underground Ore Reserve has been derived from the
Mineral Resource model, with the Proved and Probable Ore
Reserve consisting of that part of the Measured and Indicated
Mineral Resource model deemed to be economically mineable
based on reference assumptions such as price, and modifying
factors such as dilution, mining losses and mill recovery. The economically mineable shapes derived from the model have
been used as the basis of a detailed LOM plan that is projected to provide a margin on total cost at the planning price of $1,500/oz.
The 2021 Ore Reserve estimate reflects the fact that Sunrise
Dam is two years into a three-year “growth through exploration”
phase that aims to unlock the value of the asset, with Ore Reserve growth the initial step in a move toward optimisation through full asset potential. The Ore Reserve has been estimated using a mine-constrained break-even cut-off determined at a $1,200/oz gold price under budget cost conditions across the six-year Ore
Reserve life.
This has meant that significant marginal material was included in the plan in order to keep the plant operating at full capacity.
The Ore Reserve has been evaluated economically and shown to be cash flow positive at a $1,500/oz gold price. It is AngloGold
Ashanti’s opinion that there is sufficient margin between this price and the current spot price of gold for this to define an Ore Reserve.
Ore Reserve modifying factors
as at
31 December 2021
Gold
price
$/oz
Exchange
rate
$/AUD
Cut-off
grade
g/t Au
Stoping
width
cm
Dilution
%
Dilution
g/t
RMF
(% based
on tonnes)
MRF
(% based
on tonnes)
MCF
%
MetRF
%
Golden Delicious 1,200 0.74 0.75 – 0.0 0.0 100.0 100.0 100.0 92.0
Underground 1,200 0.74 1.65 1,080 5.6 0.7 100.0 100.0 100.0 83.4
Stockpile (underground) 1,200 0.74 1.65 – 0.0 0.0 100.0 100.0 100.0 83.4
The modifying factors applied to the Sunrise Dam Ore Reserve have been based on historic reconciliation results, where a long-term positive reconciliation trend has been identified. As a result, the applied factors can be considered aggressive when compared to the industry norms. Steps have been taken throughout 2021 to review the reconciliation data in support of maintaining the current modifying factors. This has seen a slight increase in the percentage of planned dilution compared with previous years, in combination with a reduction in the dilution grades applied. More work will be done in 2022.
Inferred Mineral Resource in annual Ore Reserve design*
as at 31 December 2021
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Underground 0.04 2.80 0.12 0.00
Total
0.04
2.80
0.12
0.00
* Inferred Mineral Resource including lower confidence material
AngloGold Ashanti’s planning process allows the use of Inferred
Mineral Resource in Ore Reserve determination and reporting
as well as in our business planning. These two are closely
aligned with the Ore Reserve being a subset of the business
planning process. It is important to note that in all AngloGold
Ashanti’s processes, despite the use of Inferred Mineral
Resource, we never convert the Inferred Mineral Resource to
a Ore Reserve.
AngloGold Ashanti completes an Inferred Mineral Resource
risk test on all plans. This involves setting the Inferred Mineral
Resource grade to zero within the Ore Reserve design (thereby considering a worst-case scenario whereby the Inferred Mineral
Resource totally fails to deliver, and it is completely made up of waste). The Ore Reserve design is evaluated with the Inferred
Mineral Resource at zero grade, and if the design using Measured and Indicated Mineral Resource remains financially positive, it has been proven that the Ore Reserve is robust enough to make a positive financial return and therefore satisfies the requirements of a Ore Reserve.
With appropriate caution, a portion of the Inferred Mineral
Resource has been included in the six-year Ore Reserve mine
plan, representing less than 0.3% of the total inventory. For all economic analysis, the grade of the Inferred Mineral Resource material was re-assigned as zero.

AngloGold Ashanti Limited <R&R> 2021

0.45 0.00 (0.34)
0.42
(0.16)
0.02 0.00 0.00 1.31
1.15
(0.01)
(0.24)
SUNRISE DAM CONTINUED
Australia
Ore Reserve below infrastructure
as at 31 December 2021 Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Sunrise Dam
Proved
–
–
–
–
Probable
0.88
2.55
2.24
0.07
Total
0.88
2.55
2.24
0.07
The Ore Reserve below infrastructure consists of that material from the Vogue and Carey orebodies below the 1,350mRL.
Year-on-year changes in Ore Reserve
Sunrise Dam
Total (Moz)
2.0
1.6
1.2
0.8
0.4

The increase in the reported Ore Reserve is due to exploration success and a revised methodology for underground stope optimisation offset by more conservative extraction ratios and increased unit costs.
Ore Reserve sensitivity
Sunrise Dam
25
20
15
10
5
0
-5
-10
-15
1,100
1,200
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade
1,300
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
David Perkin
MAusIMM
326 239
13 years
BSc Hons (Geology), MSc
(Geology), Postgraduate Certificate
(Geostatistics)
Ore Reserve (surface)
Joanne Endersbee
MAusIMM
334 537
12 years
–
Ore Reserve
(underground)
Cailli Knievel
MAusIMM
205 388
26 years
BEng (Mining Engineering)
The Ore Reserve is very sensitive to changes in the
gold price. Sensitivities conducted on the 2021
Ore Reserve indicate that a $100 decrease in gold
price results in a 10% reduction in Ore Reserve ounces.
Conversely, an $100 increase in gold price results in a 16%
increase in Ore Reserve ounces.
Percentage
change
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

BUTCHER WELL
Australia
Introduction
Property
description
Butcher Well is a JV with Northern Star Resources Limited, (AngloGold Ashanti 70%, and Northern Star
Resources Limited 30%). The JV encompasses two tenement packages, Butcher Well and Lake Carey, covering approximately 339.56km2. AngloGold Ashanti also holds a significant tenement package adjacent to the Northern Star JV properties. The project is in the exploration stage, with no Ore Reserve declared.
An Inferred Mineral Resource is stated, which has been the subject of a conceptual study.
Location
The Butcher Well Project is located in the Laverton district of Western Australia, 20km southwest of AngloGold
Ashanti’s Sunrise Dam Gold Mine and 180km northeast of Kalgoorlie. The Sunrise Dam airstrip is approximately
70km by road from the project, with a travel time of approximately 90 minutes, on the current road going around the southern part of Lake Carey. Lake Carey is a large salt lake that covers a part of the western project area,
Sunrise Dam lies to the east of the lake and the Butcher Well project lies on the western shore.
History
The Butcher Well deposits were discovered in the late 1980s by Billiton Australia Gold Limited, with the original mining leases pegged in 1988. Exploration over the deposits and surrounding area continued into the early 1990s.
A mining proposal was submitted in 1993 and a Mineral Resource of 255koz gold at 2.9g/t declared across the
Butcher Well, Crimson Belle and Thin Lizzy deposits. In 1994, with the project under a JV between Sons of Gwalia
Limited and Mount Burgess Gold Mining Company N.L., a study was undertaken by Sons of Gwalia to examine the feasibility of mining and 43koz gold was produced from the Butcher Well, Enigmatic and Hronsky pits.
Following the collapse of Sons of Gwalia in 2004, St Barbara Mines acquired all their holdings and sold on the South
Laverton assets, including Butcher Well, to Saracen Mineral Holdings in 2006. Saracen continued exploration at
Butcher Well, leading to several Mineral Resource and Ore Reserve updates. In 2012 limited open pit mining was completed at Butcher Well with approximately 12koz gold produced from the Sizzler and Old Camp pits. In 2021,
Saracen Mineral Holdings and Northern Star Resources merged, to form the merged entity known as Northern Star
Resources Limited.
Legal aspects
and tenure
Butcher Well has security of tenure for all current exploration licences and for the contiguous mining leases that covers its Mineral Resource. The Mining leases are: M39/165 valid from 16 Dec 1988 to 15 Dec 2030 covering
602.35ha; M39/166 valid from 16 Dec 1988 to 15 Dec 2030 covering 990ha; and M39/230 valid from 31 Jul 1990 to 30 Jul 2032 covering 446.4ha.
As the project is still in a conceptual study phase, no mining has yet taken place as part of the current JV.
Mining method
Open pit mining is expected to be conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits. Underground mining is likely to be Transverse Longhole Open Stoping.
Operational
infrastructure
Power is likely to be generated on-site via diesel generators. Water can be sourced from the existing flooded pits or bores. Ore material will be trucked to Sunrise Dam via existing secondary roads.
Mineral
processing
Ore from Butcher Well will be processed at the Sunrise Dam processing plant. Processing at Sunrise Dam is via a conventional three-stage crushing, two-stage milling CIL circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. The gravity circuit recovers approximately 30% of the gold, with the CIL circuit and
AARL elution used to recover the remainder. Electrowinning recovers gold from the Acacia™ reactor and eluate to produce gold doré. Plant throughput at Sunrise Dam is 4.1Mtpa, and Butcher Well ore will supplement ore production from the Sunrise Dam underground mine to maintain the mill throughput.
Risks
Butcher Well has been the focus of a conceptual study. Further exploration was completed in 2021 to further define the mineralisation. The project contains a mix of historical and new drilling. Only areas that have had follow-up drilling by AngloGold Ashanti have been reported in the current Mineral Resource estimate. Further drilling in and around the old open pits is required to confirm the mineralisation, which may represent some upside to the Mineral
Resource. The fresh rock in the north of the project area is highly refractory, with low metallurgical recoveries.
No Ore Reserve is currently declared for the project, which is in the early stages of study.

AngloGold Ashanti Limited <R&R> 2021

BUTCHER WELL CONTINUED
Australia
Map showing the location, infrastructure and mining licence area for Butcher Well, with the total mining lease area shown in the top right corner. The coordinates of the mine, as represented by the Sizzler pit, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

BUTCHER WELL
Australia
Geology
Butcher Well appears to be on the sub-vertical eastern limb of an isoclinal fold, possibly an anticline, with mafic volcanic rocks forming its core (approximately of 2.5km wide), flanked by clastic sedimentary rocks.
Deposit type
Butcher Well is located in the Laverton Greenstone Belt and hosts orogenic style gold mineralisation within a basalt and spatially associated with syenite dykes.
Mineralisation style
Gold mineralisation within fresh rock principally occurs within steeply dipping northerly-trending panels, occurring in three main domains: Butcher Well in the north, Hronsky-Engimatic centrally, and Old Camp in the south. Supergene gold dispersion and
enrichment broadens the mineralised envelope within the saprolite as oxide mineralisation, which has largely been exploited in the historical open pits.
Mineralisation characteristics
Gold is associated principally with finely-disseminated pyrite and arsenopyrite within the host rock, concentrated within
narrow planar zones, rather than in large auriferous quartz
veins as is more common in orogenic gold deposits. Fresh-rock mineralisation is associated with host-rock brecciation, dense micro-veining, and intense sulphidic alteration with classic lower-
greenschist alteration mineralogy: quartz-albite-ankerite-pyrite-
arsenopyrite. The mineralised zones often do not host obvious measurable structures such as vein sets or foliation.
Schematic geological long-section of Butcher Well, looking west, elevation in metres AMSL
400m AMSL
200m AMSL
0m AMSL
-200m AMSL
Legend
Syenite
Andesite
Structural trend of mineralisation
Core Andesite
Tholeiitic Basalt
Trend of stratigraphy
Core Basalt
0.3 g/t Au
Exploration
Exploration during 2021 targeted infill and extensions to the underground mineralisation in the Camp Zone. The project area contains a mix of recent and historical drilling. AngloGold Ashanti has completed DD and RC drilling over the areas reported as a
Mineral Resource.
Projects
Butcher Well has been the focus of a conceptual study, with
additional drilling completed in 2021 to further define the
mineralisation. Further studies are required to assess the fit of the project into the Sunrise Dam LOM plan.
“An Inferred Mineral Resource is stated, which has been the subject of a conceptual study.”

AngloGold Ashanti Limited <R&R> 2021

BUTCHER WELL CONTINUED
Australia
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other
Measured
–
–
–
–
–
–
Indicated
Inferred
–
50 x 50, 100 x 100
–
–
–
–
–
–
–
–
Grade/ore control
10 x 10, 50 x 50
–
–
–
–
The underground Mineral Resource has been drilled at spacings between 50 x 50m and 100 x 100m. The open pit Mineral Resource contains a mix of historical and new drilling, with some areas containing grade control spacing (at approximately 10 x 10m) and up to 50 x 50m in new areas.
Inclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Butcher Well (surface)
Measured
Indicated
Inferred
–
–
0.61
–
–
1.48
–
–
0.91
–
–
0.03
Total
0.61
1.48
0.91
0.03
Butcher Well (underground)
Measured
Indicated
Inferred
–
–
2.07
–
–
4.45
–
–
9.23
–
–
0.30
Total
2.07
4.45
9.23
0.30
Butcher Well
Total
2.69
3.77
10.14
0.33
The inclusive Mineral Resource for Butcher Well includes areas drilled by AngloGold Ashanti, with several shallow open pit areas, and the underground Camp Zone. The open pits are constrained within a $1,500/oz whittle shell and the underground Mineral
Resource has been constrained within an MSO (floating stope)
wireframe above the breakeven cut-off grade, calculated using costs derived from ongoing underground mining at Sunrise Dam.
Estimation
Mineral Resource models for the Butcher Well project have
been generated using the geostatistical technique of LUC. The
SMU modelled was 5 x 10 x 5m with information effect applied.
The data was composited to 2m down-hole lengths, with top-
cuts (capping) applied to the data after examining cumulative histograms of each domain. Search distances reflected the
variable data spacing in the deposit with 120 x 120 x 30m used for panel kriging. A minimum of 8 and a maximum of 32 samples was used in the estimate.
Exclusive Mineral Resource
No Ore Reserve has been declared at Butcher Well and therefore the inclusive and exclusive Mineral Resource are the same.
Mineral Resource below infrastructure
All Mineral Resource is considered to be below infrastructure at this point.
Grade tonnage curves
Butcher Well
Surface (metric)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Butcher Well
Underground (metric)
3
8
7
2
6
1
5
0
4
0.00 0.25 0.50 0.75 1.00 1.25 1.50 1.75 2.00
0
1
2
3
4
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Cut-off grade (g/t)
Tonnes above cut-off Average grade above cut-off
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)

AngloGold Ashanti Limited <R&R> 2021

0.06 0.00 (0.01)
(0.00) 0.00 0.00
0.00 0.00 0.33
0.27 0.00
BUTCHER WELL
Australia
Year-on-year changes in Mineral Resource
Butcher Well
Total (Moz)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
The current Mineral Resource estimate is slightly higher than the previous estimate, with the majority of the change due to a refined geological model. A local decrease in the Mineral Resource gold price somewhat offset the increase.
Inclusive Mineral Resource sensitivity
Butcher Well
40
20
0
-20
-40
1,300
1,500
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade
1,700
Competent Person
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Mark Kent
MAusIMM
203 631
24 years
BSc Hons (Geology), MSc (Mineral
Resource Evaluation)
The Mineral Resource is highly sensitive to changes in
gold price due to the relatively wide spaced drilling during the early stages of the project. There is a 12% upside in
ounces at a higher price and a 19% downside in ounces at
a lower price.
Percentage
change
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Acquisition/
disposal
2021
Diamond rig drilling towards the east under the Hronsky-Enigmatic pits

AngloGold Ashanti Limited <R&R> 2021

TROPICANA
Australia
Introduction
Property
description
Tropicana is comprised of a number of open pits and underground mines that are operated as a joint operation between AngloGold Ashanti (70% and operator), and AFB Resources Pty Limited, a subsidiary of Regis Resources Limited (30%).
Location
Tropicana is located 330km northeast of Kalgoorlie and 200km east of Laverton, Western Australia. Tropicana is the first deposit discovered in this remote portion of the Great Victoria Desert.
Open pit mining began during 2012 with first gold production occurring during September 2013. Tropicana reached the 3Moz produced milestone during the first quarter of 2020.
History
Underground mining commenced in 2019 at Boston Shaker after a positive FS. First stoping occurred in June
2020 and the mine achieved commercial production in September 2020. The underground mine is expected to be a significant contributor to the production profile going forward.
Legal aspects
and tenure
Tropicana has security of tenure for all current exploration licences and the mining lease that covers its future
Ore Reserve. This lease is M39/1096 and is valid from 11 March 2015 to 10 March 2036, covering a total area of 27,228ha.
Mining method
The Tropicana Ore Reserve is extracted in both open pit and underground mines. Mining activities are undertaken by Macmahon in an alliance partnership with AngloGold Ashanti. Open pit mining is undertaken using conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits (Havana and Boston Shaker). The total annual movement of ore and waste is approximately 91Mtpa. Underground mining uses mechanised jumbo development and open stoping methods. At peak, annual production from underground is planned to reach 1.4Mt of ore.
Operational
infrastructure
All surface infrastructure facilities are in place and operational. The processing plant and TSF are operating well, consistent with design specifications. The infrastructure includes, but is not limited to water supply, processing plant, mine, dewatering infrastructure, TSF, workshops, camp facilities and airstrips. Power is supplied to the mine by on-site gas and diesel power stations, and natural gas is supplied via an APA Operations (Pty) Limited pipeline. Underground development and production is ongoing.
Mineral
processing
The processing plant has a current capacity of 9.3Mtpa. The crushing circuit consists of a primary gyratory crusher, feeding a set of secondary cone crushers and tertiary rolls crushers. A 14MW and 6MW ball mill in parallel completes the grinding circuit. A CIL circuit is used to extract the gold from the ore, and a standard AARL elution and recovery systems is used to form gold bars.
The power provider, Kalgoorlie Power Systems, has built a dedicated power station consisting of a combination of diesel and gas powered generators with a capacity of 48.5MW.
Risks
There are no known significant risks or uncertainties which currently affect the Mineral Resource and Ore
Reserve estimate. A significant change in the gold price or operating costs could potentially impact the economic viability of the Mineral Resource and extraction of the Ore Reserve. The prospect for eventual economic extraction at some time in the future, relies on the gold price increasing or staying at similar levels to that of today.
An independent external Mineral Resource and Ore Reserve audit was undertaken in 2021 by SRK Consulting and found no significant flaws in process or output. Certificates of sign-off have been received to state that the
Mineral Resource and Ore Reserve estimates are reported in accordance with the SAMREC Code.

AngloGold Ashanti Limited <R&R> 2021

TROPICANA CONTINUED
Australia
Map showing the location, infrastructure and mining licence area for Tropicana, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM coordinate system.

AngloGold Ashanti Limited <R&R> 2021

TROPICANA CONTINUED
Australia
Geology
Deposit type
The Tropicana gold deposit is comprised of multiple orebodies
(Boston Shaker, Tropicana, Havana and Havana South) in a
northeast-trending mineralised corridor, approximately 1.2km wide and 5km long, that has been tested to a vertical depth of more than 1,200m. The deposit is hosted in a quartz-feldspathic gneiss.
Mineralisation style
The mineralisation is typically found in two zones which are called the hangingwall and footwall lode within the quartz-feldspathic gneiss. They dip at an angle of 35° to the east, sub-parallel to the gneissic fabric of the country rock. The mineralised zones pinch and swell along strike and down-dip and range from 5 to 50m thick with the thickest parts often coinciding where the zones converge.
Mineralisation characteristics
Mineralisation is accompanied by pyrite (2 to 8%) with
accessory pyrrhotite, chalcopyrite and other minor sulphides and tellurides. The gold mineralisation is related to shear planes that postdate the main gneissic fabric developed during peak granulite-facies metamorphism.
NW-SE Geological cross-section through the Havana orebody, elevation in metres AMSL

Exploration
The 2021 capitalised exploration plan focused on Mineral Resource conversion drilling to improve confidence in the mine plan and some extensional drilling in the deeper parts of the mine. The Mineral
Resource conversion drilling took place in Havana underground which sits below the final approved pit design. The purpose of this was to convert Inferred Mineral Resource to Indicated Mineral
Resource in order to facilitate a PFS in 2022. This was a successful programme. At Tropicana, the first stage of underground drilling took place in quarter four of 2020 and into quarter one of 2021 which focused on drilling the first underground panel beneath the mined-out open pit. This programme successfully converted an
Inferred Mineral Resource to an Indicated Mineral Resource, and
facilitated the maiden Ore Reserve for Tropicana underground in 2021. Boston Shaker underground drilling focused on deep
exploration holes that targeted the northern and southern
boundaries of the mineralisation in both mineralised zones to improve structural interpretation and domaining inputs for the
Mineral Resource estimate.
Expensed exploration activities in 2021 also took place at Boston
Shaker, Tropicana and Havana South to test depth extensions
to known orebodies as well as exploring the regional tenement package. These drill holes were the first holes drilled into these areas and did not contributed to the Mineral Resource in 2021.
NW
SE
Havana Stage 1 Havana Stage4 Limit
200m
0m
-200m
-400m
-600m
500m
Regolith
Basalt dyke
Fault/Shear
Amphibolite and granulite dominant gneiss
Garnet bearing amphibolite and granulite
Dominantly monzonitic, dioritic and tonalitic gneiss
Dominantly syenitic, dioritic and tonalitic gneiss
Quartz, grunerite, pyrite and pyrrhotite breccia/chery
Orebody
Section definition boundary
Elevation

AngloGold Ashanti Limited <R&R> 2021

TROPICANA CONTINUED
Australia
At Boston Shaker six deep DD holes in the order of 200m down-
plunge of the known mineralisation were completed to test
the extensional opportunities at Boston Shaker which proved
successful with good zones of mineralisation being identified. At
Tropicana five DD holes were completed to test the extensional opportunities below the Ore Reserve which were successful and confirmed the mineralisation continues at depth. At Havana South four DD holes were completed to test the continuity of historic significant intercepts.
Projects
A PFS is currently underway examining the Havana underground options. There is also a PFS underway on the use of cemented paste for the underground operations.
Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification
Measured 12 x 12, 25 x 25 – – –
Indicated 50 x 25, 50 x 50 – – –
Inferred 100 x 100 – – –
Grade/ore control 12 x 12, 12.5 x 12.5 – – – –
Trucks from
the open
pit at
Tropicana
at sunset
Category
Spacing m (-x-)
Diamond
RC
Type of drilling
Blast hole
Channel
Other

AngloGold Ashanti Limited <R&R> 2021

TROPICANA CONTINUED
Australia
Inclusive Mineral Resource
Boston Shaker – Stage 4 Measured 1.49 2.11 3.15 0.10
Indicated
Inferred
0.01
–
0.83
–
0.01
–
0.00
–
Total
1.50
2.10
3.16
0.10
Havana – Stage 4 Measured 1.05 1.36 1.44 0.05
Indicated
Inferred
4.86
–
1.77
–
8.60
–
0.28
–
Total
5.92
1.70
10.04
0.32
Havana – Stage 5 Measured 1.22 1.47 1.79 0.06
Indicated
Inferred
5.16
–
1.53
–
7.90
–
0.25
–
Total
6.38
1.52
9.68
0.31
Havana – Stage 6 Measured 0.27 1.43 0.39 0.01
Indicated 10.22 1.65 16.87 0.54
Inferred 0.00 0.74 0.00 0.00
Total
10.50
1.64
17.27
0.56
Havana South Shell Measured 1.19 0.95 1.13 0.04
Indicated 9.21 1.06 9.73 0.31
Inferred 0.93 0.96 0.90 0.03
Total
11.33
1.04
11.75
0.38
Stockpile (open pit)
Measured
Indicated
Inferred
21.02
–
–
0.65
–
–
13.77
–
–
0.44
–
–
Total
21.02
0.65
13.77
0.44
Boston Shaker (underground) Measured 3.62 2.97 10.74 0.35
Indicated 0.94 3.18 2.98 0.10
Inferred 8.76 2.98 26.08 0.84
Total
13.32
2.99
39.80
1.28
Tropicana (underground)
Measured
Indicated
Inferred
2.09
–
2.87
2.54
–
2.25
5.31
–
6.44
0.17
–
0.21
Total
4.95
2.37
11.75
0.38
Havana (underground) Measured 0.05 2.13 0.10 0.00
Indicated 2.14 2.96 6.33 0.20
Inferred 9.04 2.49 22.54 0.72
Total
11.22
2.58
28.98
0.93
Havana South (underground)
Measured
Indicated
Inferred
–
–
2.17
–
–
2.32
–
–
5.05
–
–
0.16
Total
2.17
2.32
5.05
0.16
Tropicana
Total
88.33
1.71
151.26
4.86
Underground Mineral Resource is reported within a minimum mineable stope shape generated using the MSO tool which applies mineability constraints, including a minimum mining width, a reasonable distance from current or planned development, and a measure of assumed profitability at the related Mineral Resource cut-off grade which allows for reasonable prospects of eventual economic extraction. The cut-off grade used to define the MSO outline is 1.7g/t.
Estimation
The Mineral Resource has been estimated using the geostatistical technique of LUC using average drill hole intercepts, composited to 2m lengths, and breaking at the domain boundaries.
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

TROPICANA CONTINUED
Australia
Grade tonnage curves
Tropicana
Surface (metric)
142
122
102
82
62
42
22
3.5
3.0
2.5
2.0
1.5
1.0
Tropicana
Underground (metric)
33
6
29
25
5
21
4
17
13
3
9
5
2
0.1
0.3
0.5
0.7
0.9
1.1
1.3
1.5
1.7
1.9
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off
Exclusive Mineral Resource
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Tropicana Measured 17.76 0.99 17.67 0.57
Indicated 16.63 1.25 20.73 0.67
Inferred 23.78 2.57 61.02 1.96
Total
58.17
1.71
99.42
3.20
The open pit exclusive Mineral Resource contains Mineral Resource below the Ore Reserve cut-off grade, Mineral Resource within an open pit optimisation, outside the current Ore Reserve pit design and also Inferred Mineral Resource. The underground exclusive Mineral
Resource also contains Mineral Resource constrained within shapes defined by MSO, an underground optimisation tool, that is outside the current Ore Reserve stope designs.
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)
Tonnes
above
cut-off
(millions)
Average
grade
above
cut-off
(g/t)
Employee
discussions
at one of
the Tropicana
open pits

AngloGold Ashanti Limited <R&R> 2021

5.35
(0.30)
0.17
0.02
0.00
(0.38)
0.00 0.00 0.00 0.00 4.86
TROPICANA CONTINUED
Australia
Mineral Resource below infrastructure
Tonnes                          Grade
Contained gold
as at 31 December 2021
Category
million
g/t
tonnes
Moz
Tropicana
Measured
3.92
2.76
10.82
0.35
Indicated
2.91
3.03
8.82
0.28
Inferred
22.04
2.61
57.59
1.85
Total
28.87
2.68
77.24
2.48
At Boston Shaker the Mineral Resource below infrastructure is significant as the operation is only in its second year of production. The
Mineral Resource is reported below infrastructure at the 1,902mRL in the Boston Shaker Stage 3 orebody and below the 2,008mRL in the
Boston Shaker Stage 4 orebody. The entire Tropicana and Havana underground Mineral Resource is considered to be below infrastructure.
Year-on-year changes in Mineral Resource
Tropicana
Total (Moz)
5.7
5.5
5.3
5.1
4.9
4.7
4.5

The decrease in Mineral Resource resulted from of a combination of depletion and cost, offset partially by increases in exploration success at Boston Shaker.
Inclusive Mineral Resource sensitivity
Tropicana
15
10
5
0
-5
-10
-15
-20
-25
1,300
1,500
Mineral Resource price ($/oz)
1,700
“A PFS is currently underway examining the Havana underground options. There is also a PFS underway on the use of cemented paste for the underground operations.”
The Mineral Resource is highly sensitive to a decrease
in the gold price with a 17% drop in ounces, and very
sensitive to an increase in the gold price with a 10%
increase in ounces.
Tonnes
Ounces
Grade
Percentage
change
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

TROPICANA CONTINUED
Australia
Ore Reserve
Ore Reserve
Boston Shaker – Stage 4 Proved 1.29 2.35 3.04 0.10
Probable 0.00 1.40 0.01 0.00
Total
1.30
2.35
3.04
0.10
Havana – Stage 4 Proved 0.76 1.68 1.28 0.04
Probable 3.90 2.07 8.08 0.26
Total
4.66
2.01
9.36
0.30
Havana – Stage 5 Proved 0.90 1.79 1.61 0.05
Probable 3.97 1.80 7.15 0.23
Total
4.87
1.80
8.76
0.28
Havana – Stage 6 Proved 0.19 1.80 0.35 0.01
Probable 7.76 2.00 15.50 0.50
Total
7.95
1.99
15.85
0.51
Stockpile (open pit)
Proved
Probable
8.91
–
0.85
–
7.58
–
0.24
–
Total
8.91
0.85
7.58
0.24
Boston Shaker (underground) Proved 1.46 3.07 4.48 0.14
Probable 0.28 3.36 0.95 0.03
Total
1.74
3.12
5.43
0.17
Tropicana (underground)
Proved
Probable
0.72
–
2.51
–
1.81
–
0.06
–
Total
0.72
2.51
1.81
0.06
Tropicana
Total
30.15
1.72
51.84
1.67
Estimation
The Ore Reserve for Tropicana is based on an operating LOM plan. For the open pit LOM plan, a FS was completed in 2010, which determined a technically achievable and financially economic mine plan and this is updated annually. The pits that make up the open pit
LOM plan are Havana, Boston Shaker and Havana South.
For the underground LOM plan, the Boston Shaker FS study was completed in 2019 which determined the viability of the Boston
Shaker underground project. All Ore Reserve is estimated by reporting physicals (volumes, tonnes, grades, material types, etc.) against the Mineral Resource model within detailed designs. Ore Reserve physicals are then scheduled and put through a financial model for economic evaluation.
Ore Reserve modifying factors
RMF
MRF
Cut-off
Stoping
(% based
RMF       (% based
MRF
as at
Gold price
grade
width
Dilution
on      (% based
on      (% based
MCF
MetRF
31 December 2021
AUD/oz
g/t Au
cm
%
tonnes)
on g/t)
tonnes)
on g/t)
%
%
Boston Shaker – Stage 4 1,633 0.70 – – 100.0 100.0 100.0 100.0 100.0 88.7
Havana – Stage 4 1,633 0.70 – – 100.0 100.0 100.0 100.0 100.0 87.4
Havana – Stage 5 1,633 0.70 – – 100.0 100.0 100.0 100.0 100.0 89.1
Havana – Stage 6 1,633 0.70 – – 100.0 100.0 100.0 100.0 100.0 87.4
Stockpile (open pit) 1,633 0.70 – – 100.0 100.0 100.0 100.0 100.0 89.4
Boston Shaker (underground) 1,633 2.70 2,000 15.0 100.0 100.0 90.0 100.0 100.0 89.0
Tropicana (underground) 1,633 2.10 2,000 15.0 100.0 100.0 90.0 100.0 100.0 89.1
Tonnes
Grade
Contained gold
tonnes
Moz
as at 31 December 2021
Category
million
g/t

AngloGold Ashanti Limited <R&R> 2021

TROPICANA CONTINUED
Australia
Inferred Mineral Resource in annual Ore Reserve design*
as at 31 December 2021
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Boston Shaker (underground) 3.67 3.29 12.10 0.39
Tropicana (underground) 0.55 2.25 1.23 0.04
Total
4.22
3.16
13.33
0.43
* Inferred Mineral Resource including lower confidence material
With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 20% of the Ore Reserve plan of seven years. No Inferred Mineral Resource is considered in Ore Reserve reporting.
Loading of
open pit ore
into a
truck at
Tropicana

AngloGold Ashanti Limited <R&R> 2021

1.89 (0.28)
0.11 (0.09)
0.10
(0.01) (0.01) 0.01 (0.05)
0.00 0.00 1.67
TROPICANA CONTINUED
Australia
Ore Reserve below infrastructure
as at 31 December 2021
Category
Tonnes
million
Grade
g/t
Contained gold
tonnes
Moz
Tropicana
Proved
1.10
2.75
3.02
0.10
Probable
0.15
3.39
0.50
0.02
Total
1.25
2.82
3.52
0.11
The below infrastructure Ore Reserve is split between the Boston Shaker Stage 3, Boston Shaker Stage 4 and Tropicana orebodies. This material is below 1,902mRL in Boston Shaker Stage 3 and 2,008mRL in Boston Shaker Stage 4, while the entire Tropicana underground
Ore Reserve is classified as below infrastructure.
Year-on-year changes in Ore Reserve
Tropicana
Total (Moz)
2.0
1.8
1.6
1.4
1.2
Increases due to exploration and local changes in the gold price are largely balanced by decreases due to cost and operational changes.
Ore Reserve sensitivity
Tropicana
50
40
30
20
10
0
-10
-20
-30
-40
1,100
1,200
Ore Reserve price ($/oz)
Percentage
change
Tonnes
Ounces
Grade
1,300
Competent Persons
Responsibility
Competent Person
Professional
organisation
Membership
number
Relevant
experience
Qualification
Mineral Resource
Fraser Clark
MAusIMM
226 390
20 years
BSc Hons (Geology),
Postgraduate Certificate
(Geostatistics)
Ore Reserve (surface)
Joanne Endersbee
MAusIMM
334 537
12 years
–
Ore Reserve
(underground)
Glenn Reitsema
MAusIMM
228 391
8 years
BEng (Mining Engineering), BCom
The Ore Reserve is highly sensitive to changes in the
Ore Reserve gold price with a 27% change in ounces for both
an increase and decrease in price.
Ounces
(millions)
2020
Depletion
Explor-
ation
Methodo-
logy
Price
Cost
Geotech-
nical
Metallur-
gical
Other
Operational
Acquisition/
disposal
2021

AngloGold Ashanti Limited <R&R> 2021

ADMINISTRATIVE INFORMATION

Employees
conversing
underground
at Sunrise Dam

AngloGold Ashanti Limited <R&R> 2021

DEFINITIONS
This section provides information on AngloGold
Ashanti’s definition of Mineral Resource and
Ore Reserve as well as a glossary of terms and
abbreviations.
Mineral Resource
The SAMREC Code definition of a Mineral Resource is as follows
(refer to the diagram on page 203):
“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location,
quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
Mineral Resources are subdivided, and must be so reported,
in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories.”
All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for eventual economic
extraction (more likely than not), regardless of the classification of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for eventual economic extraction are not included in a Mineral Resource.
The Mineral Resource is estimated using all relevant drilling and sampling information along with a detailed geological model.
The geological models are based on various combinations of
core and/or chip logging, mapping, geophysics, geochemistry
and geological understanding that have been developed for each deposit. Most of our deposits have been the subject of research by third party specialists in the relevant class of gold deposit.
The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the open pits and shallow underground mines use kriging with post processing by UC or LUC to generate a
recoverable Mineral Resource model where appropriate.
In order to comply with the economic requirement of the definition of Mineral Resource, all our Mineral Resource is constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Ore Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral Resource cut-off grade. These studies include all cost and capital requirement to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource gold price and all material outside these shells is excluded from the Mineral
Resource unless it is potentially mineable from underground.
It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Ore
Reserve. In interpreting the Mineral Resource it is critical to factor in the following:
•
That there is a reasonable expectation of eventual economic
extraction
•
The Mineral Resource is quoted in situ and has not been
corrected for dilution, mining losses or recovery
•
Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the company has intent to mine these areas
Mineral Resource classification is based on the ‘15% Rule’.
A Measured Mineral Resource should be expected to be within
15% of the quarterly metal estimate at least 90% of the time while, for an Indicated Mineral Resource estimate, the annual metal estimate should be within 15% of the metal estimated at least
90% of the time. For an Inferred Mineral Resource, the annual error may, for 90% of the time, be greater than 15%.
The process and methodology of classification are at the
discretion of the Competent Person and involves expressing the
‘15% Rule’, as a required level of information, which in tangible terms is the spacing of the drill hole or tunnel spacing in a particular deposit.
Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However,
all operations are responsible for demonstrating, through
reconciliation, that their classification system conforms to the
15% rule set out above.
Final Mineral Resource classification also considers relative confidence in sampling, drilling and assay QA/QC as well as other variables that may impact on confidence in tonnage and grade.
The Inferred Mineral Resource category is intended to cover
situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have
been completed but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence.
While it would be reasonable to expect that the majority of Inferred
Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred
Mineral Resource, it should not be assumed that such upgrading will always occur.
AngloGold Ashanti quotes its Mineral Resource as inclusive of the
Ore Reserve. However, in this document, the Mineral Resource exclusive of Ore Reserve (exclusive Mineral Resource) is also quoted. The exclusive Mineral Resource is defined as the inclusive
Mineral Resource less the Ore Reserve before dilution and other factors are applied.

AngloGold Ashanti Limited <R&R> 2021

DEFINITIONS CONTINUED

The exclusive Mineral Resource consists of the following
components:
•
Inferred Mineral Resource, including that within the Ore Reserve design or stope shape
•
Mineral Resource that sits above the Mineral Resource cut-off grade but below the Ore Reserve cut-off grade that resides
within the defined Ore Reserve volume
•
Mineral Resource that lies between the LOM pit shell/mine
design and the Mineral Resource pit shell/mine design (this
material will become economic if the gold price increases)
•
Mineral Resource where the technical studies to engineer an Ore
Reserve have not yet been completed
All grade tonnage graphs represent in situ grade and tonnes
within the Mineral Resource. Caution should be exercised when interpreting the grade tonnage graphs presented. The ability to selectively mine the deposits may be precluded by the deposit geometry, mining method and the need for practical development of the orebody.
Ore Reserve
The SAMREC Code definition of an Ore Reserve is as follows (refer to the diagram on the right):
the cash flow and thus the viability of any project. The effect of including Inferred Mineral Resource in the business plan is tested by scheduling the optimisation results, including the Inferred
Mineral Resource, and generating a cash flow based on giving a value to the Proved and Probable Ore Reserve component of the schedule only (Inferred Mineral Resource is costed as waste).
The Ore Reserve is acceptable if the cash flow, inclusive of the zero value Inferred Mineral Resource, is positive over the life of the mine.
For all new projects, an audited PFS (as a minimum requirement)
must have been completed that demonstrates the viability of the project and meets the company’s investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the company to proceed to FS.
Relationship between Exploration Results, Mineral
Resource and Ore Reserve
“A Mineral Reserve is the economically mineable part of a
Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when
the material is mined or extracted and is defined by studies at Prefeasibility or Feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.”

Reported as
in situ
mineralisation estimates

Reported as mineable
production estimates
Ore Reserve is subdivided in order of increasing confidence into
Probable Ore Reserve and Proved Ore Reserve.
In the underground operations, the Ore Reserve is based on
a full mine design and, in the case of open pits, on a pit
optimisation followed by a final pit design. The Ore Reserve is reported according to tonnage, mean grade(s) and contained metal inclusive of mining dilution, mining ore-losses and
mine call factors. These modifying factors are based on
measurements rather than estimates. Tonnage and grade
estimates for surface stockpile materials that meet Ore Reserve criteria are itemised separately.
Only the Ore Reserve included for treatment in the business plan production schedule is considered in the Ore Reserve statement.
Inferred Mineral Resource is not included in the Ore Reserve statement. Inferred Mineral Resource may however have an
influence on the Ore Reserve by virtue of its inclusion in the optimisation process used to define the final pit limits or stope design. Inclusion in the production schedule will also influence
Consideration of mining, metallurgical, processing,
infrastructural, economic, marketing, legal, environmental,
social and governmental factors (the “Modifying Factors”)
* Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the SAMREC Code that the term Ore Reserve is synonymous with
Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting.
Table 1 and reporting on an ‘if not, why not’ basis
SAMREC Code, clause 6
The SAMREC Table 1 provides a list of the main criteria that must be considered and reported upon when reporting on Exploration
Results, Mineral Resources and Mineral Reserves.
In the context of complying with the principles of the Code, comments relating to the items in the relevant sections of Table 1 shall be provided on an ‘if not, why not’ basis within the Competent
Person’s Report. The compilation of Table 1 must be undertaken for (i) the first-time declaration of Exploration Results, a Mineral
Resource or a Mineral Reserve, and (ii) in instances where these items have materially changed from when they were last Publicly
Reported for significant projects. Reporting on an ‘if not, why not’
basis ensures that it is clear to an investor or other stakeholders whether items have been considered and deemed of low
consequence or are not yet addressed or resolved.
Exploration
Results
Increasing
level of
geoscientific
knowledge
and confidence
Mineral
Resource
Inferred
Ore
Reserve*
Indicated
Measured
Probable
Proved

AngloGold Ashanti Limited <R&R> 2021

GLOSSARY OF TERMS
Banded iron formation (BIF)
A chemically formed iron-rich sedimentary rock.
By-products
Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, uranium, molybdenum and sulphuric acid.
Capital expenditure
Total capital expenditure on tangible assets which includes stay-in-business and project capital.
Carbon-in-leach (CIL)
Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP)
Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Comminution
The crushing and grinding of ore to make gold available for physical or chemical separation
(see also Milling).
Conceptual/concept/
scoping study
A conceptual (also a concept/scoping) study is an order of magnitude technical and economic study of the potential viability of Mineral Resource that includes appropriate assessments of realistically assumed Modifying Factors, together with any other relevant operational factors that are necessary to demonstrate, at the time of reporting, that progress to a Prefeasibility Study can be reasonably justified.
Contained gold or copper
The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade
The minimum grade at which a unit of ore can be mined to achieve the desired economic outcome.
Depletion
The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development
The process of accessing a deposit through shafts and/or tunnelling in underground mining operations.
Doré
Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Electrowinning
A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution
Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning.
Feasibility Study (FS)
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a PFS (SAMREC 2016).
Flotation
Concentration of gold and gold-hosting minerals into a small mass by various techniques (for example collectors, frothers, agitation and air flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an overflowing froth phase.
Full grade ore
Ore material with sufficient grade to carry the full operating cost of the operation. Full grade ore cut-off is the break-even grade where cost is representative of all costs to carry the full operation.
Gold produced
Refined gold in a saleable form derived from the mining process.
Grade
The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounces per short ton of ore (oz/t) for gold-bearing material, and a percentage (%) for sulphur- and copper-bearing material, and as parts per million (ppm) for molybdenum-bearing material.
Indicated Mineral Resource
That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.
Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation
(SAMREC 2016).

AngloGold Ashanti Limited <R&R> 2021

GLOSSARY OF TERMS CONTINUED

Inferred Mineral Resource
That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated
Mineral Resources with continued exploration (SAMREC 2016).
Leaching
Dissolution of gold from crushed or milled material, prior to adsorption on to activated carbon or direct zinc precipitation
Life of mine (LOM)
Number of years that the operation is planning to mine and treat ore as taken from the current mine plan.
Marginal ore
Ore material with grade below the full-grade ore cut-off that can be economically treated at the end of mine life when overhead and mining costs are reduced. Marginal ore cut-off is the break-even grade where cost is representative of the reduced cost that will be experienced after mining has ended.
Measured Mineral Resource
That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral
Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral
Reserve (SAMREC 2016).
Metallurgical plant
A processing plant designed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products).
Metallurgical recovery
factor (MetRF)
A measure of the efficiency in extracting gold from the ore.
Milling
A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also comminution).
Mine call factor (MCF)
The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Mineral deposit
A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the Earth’s crust.
Mining recovery factor
(MRF)
This factor reflects a mining efficiency factor relating the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number.
Modifying factors
Considerations used to convert Measured and Indicated Mineral Resource to Ore Reserve. These
include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Net present value (NPV)
The difference between the present value of cash inflows and the present value of cash outflows.
Ore Reserve
Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore
Reserve in its reporting.
Ounce (oz) (Troy)
Imperial measure of mass specifically used for precious metals and still the standard measure of mass in the gold industry. A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams.
Páramo
Alpine tundra ecosystem/alpine moorland.
Precipitate
The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.

AngloGold Ashanti Limited <R&R> 2021

GLOSSARY OF TERMS CONTINUED
Prefeasibility Study (PFS)
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Competent
Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a
Mineral Reserve at the time of reporting. A PFS is at a lower confidence level than a FS (SAMREC 2016).
Probable Ore Reserve
The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral
Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve (SAMREC 2016).
Proved Ore Reserve
The economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the modifying factors. (SAMREC 2016).
Recovered grade
The recovered mineral content per unit of ore treated
Reef
A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold.
Reef can also be any significant or thick gold bearing quartz vein.
Refining
The final purification process of a metal or mineral to a saleable form.
Region
Defines the operational management divisions within AngloGold Ashanti, namely Africa (DRC, Ghana,
Guinea and Tanzania), Australia and the Americas (Argentina, Brazil, Colombia and the USA).
Rehabilitation
The process of returning disturbed land to a stable, productive or self-sustaining condition requiring no ongoing maintenance to meet the post-mining land use objectives and taking into account beneficial uses of the site and surrounding land. Rehabilitation objectives are generally defined in environmental permits but are typically amended during the operational phase of projects through stakeholder engagement processes to ensure post mining land uses are congruent with surrounding and regional land use plans. Rehabilitation methods can vary by location owing to the extent of disturbance and geo-
climatic factors and include, among others, the processes of remediation, revegetation and restoration, to address issues such as soil, ground and surface water, contamination, soil erosion and revegetation.
Resource modification
factor (RMF)
This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model.
For example, between the Mineral Resource model tonnage and the grade control model tonnage. It is expressed in both a grade and tonnage number.
Seismic event
A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft
A vertical or subvertical excavation used for accessing an underground mine for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Smelting
A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.
Selective mining unit (SMU)
The smallest unit that can be mined at a particular operation with the equipment available at that site, reflecting the intended or proposed mining selectively.
Stope
An underground excavation where ore is extracted.
Stoping
The process of excavating ore underground.
Stripping ratio
The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings
Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facility
(TSF)/facilities (TSFs)
Facilities designed to store discarded tailings.
Tonne (t)
Used in metric statistics. Equal to 1,000 kilograms, the International System Units (SI) mass unit.
Tonnage
Quantity of material measured in tonnes.
Waste
Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

AngloGold Ashanti Limited <R&R> 2021

ABBREVIATIONS

°
Degrees
%
Percentage
$
United States dollars
3D
Three-dimensional space
AAGL
AngloGold Ashanti (Ghana) Limited
AARL
Anglo American Research Laboratories
AC
Aircore drilling
Ag
Silver
AGA
AngloGold Ashanti
AGA Mineração
AngloGold Ashanti Córrego do Sítio Mineração
AMSL
Above mean sea level
ANM
Agência Nacional de Mineração
ARS
Argentine peso
Au
Gold
AUD
Australian dollars
Barrick
Barrick Gold Corporation
BIOX
Bacterial oxidation
BLM
Bureau of Land Management
BRL
Brazilian real
BUS
Blind Upper Stoping
ca.
Circa (approximately)
CCD
Counter current decant system in thickeners
(CCD circuit)
CdS
Córrego do Sítio
cm
Centimetres
COP
Colombian peso
CPR
Competent Persons report(s)
Cu
Copper
CVSA
Cerro Vanguardia S.A.
DD
Diamond drilling
Deswik.SO TM
Mineable Shape Optimiser by Deswik TM
DRC
Democratic Republic of the Congo
EIA
Environmental Impact Assessment
EPS
Enhanced Production Scheduler TM   software –
Datamine ®
FAusIMM
Fellow of the Australasian Institute of Mining
and Metallurgy
FGS CGeol
Fellow of the (London) Geological Society
Chartered Geologist
FW
Footwall
g
Grams
GCS
George Cappendell Shaft
GFW
Galinheiro footwall
GGB
Geita Greenstone Belt
GGM
Geita Gold Mine
GGML
Geita Gold Mining Limited
GRIDCo
Ghana Grid Company Limited
GSLIB TM
Geostatistical Software Library
Guinea
Republic of Guinea
g/t
Grams per tonne
ha
Hectare
HW
Hangingwall
JORC
Australasian Code for Reporting Exploration
Results, Mineral Resources and Ore Reserves
JSE
Johannesburg Stock Exchange Limited
JV
Joint venture
KCD
Karagba, Chauffeur and Durba
kg
Kilograms
koz
Thousand ounces
kozpa
Thousand ounces per annum
kt
Thousand tonnes
km
Kilometre(s)
km 2
Square kilometre(s)
KMS
Kwezi Mensah Shaft
ktpa
Kilo tonnes per annum
lb
Pound(s)
Leapfrog TM
Geological modelling software
LHOS
Long Hole Open Stoping
LOS
Longitudinal Open Stoping
LRS
Longitudinal Retreat Stoping
LUC
Localised uniform conditioning
M or m
Metre or million, depending on the context
m
2
Square metre
m
3
Cubic metre
m
3
/s
Cubic metre per second
Ma
Mega-annum
MAusIMM
Member of the Australasian Institute of Mining
and Metallurgy
MGSSA
Member of the Geological Society of
South Africa
mm
millimetre(s)
Mlb
Million pounds
Mo
Molybdenum
Moz
Million ounces
mRL
Metres relative level
MSG
Mineração Serra Grande
MSO
Mineable Shape Optimiser TM – Datamine ®
Mt
Million tonnes
Mtpa
Million tonnes per annum
MW
Mega watt
NSR
Net Smelter Return
oz/t
ounces per tonne
POX
Pressure oxidation
Ppm
Parts per million
QA/QC
Quality Assurance/Quality Control
QKNA
Quantitative Kriging Neighbourhood Analysis

AngloGold Ashanti Limited <R&R> 2021

ABBREVIATIONS CONTINUED
RCubed
Mineral Resource and Ore Reserve Reporting
System
Randgold
Randgold Resources Limited
RC
Reverse circulation drilling
RGB
Red-green-blue
ROM
Run-of-mine
RRSC
Mineral Resource and Ore Reserve Steering
Committee
S
Sulphur
SACNASP
South African Council for Natural Scientific
Professions
SAG
Société Aurifere de Guinea
SAG mills
Semi-autogenous grinding mills
SAMREC
The South African Code for the Reporting of
Exploration Results, Mineral Resources and
Mineral Reserves
SEC
United States Securities and Exchange
Commission
SML
Special mining licence
SOKIMO
Société Minière de kilo-Moto
SOMIQ
Société Minière Internationale du Quebéc
SOX
Sarbanes-Oxley (Act of 2002)
TOS
Transverse Open Stoping
tpd
Tonnes per day
UC
Uniform conditioning
UTM
Universal Transverse Mercator coordinate system
ADMINISTRATIVE INFORMATION FOR PROFESSIONAL
ORGANISATIONS
AusIMM
The Australasian Institute of Mining and Metallurgy
PO Box 660, Carlton South, Victoria 3053, Australia
Telephone: +61 (3) 9658 6100
www.ausimm.com
ECSA
The Engineering Council of South Africa
Private Bag X691, Bruma 2026, Gauteng, South Africa
Telephone: +27 (86) 122 5555
www.ecsa.co.za
The Geological Society
The Geological Society of London
Burlington House, Piccadilly, London W1J OBG, the United Kingdom
Telephone: +44 (0) 20 7434 9944
www.geolsoc.org.uk
GSSA
The Geological Society of South Africa
PO Box 91230, Auckland Park 2006, Gauteng, South Africa
Telephone: +27 (11) 358 0028
www.gssa.org.za
SACNASP
South African Council for Natural Scientific Professions
Private Bag X540, Silverton 0127, Gauteng, South Africa
Telephone: +27 (12) 748 6500
www.sacnasp.org.za

AngloGold Ashanti Limited <R&R> 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than
statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences
of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking
statements or forecasts involve known and unknown risks,
uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements
expressed or implied in these forward-looking statements. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including those related to international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents.
For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 and the Risk Factors section in AngloGold Ashanti’s Prospectus
Supplement dated 19 October 2021, each filed with the United
States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause
AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
A scene
from the
Gold Room
at
Sunrise Dam

AngloGold Ashanti Limited <R&R> 2021

ADMINISTRATION AND CORPORATE INFORMATION
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor
The Standard Bank of South Africa Limited
Auditors
Ernst & Young Inc.
Offices
Registered and Corporate
112 Oxford Road, Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 10 AMP Building
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
A Calderon Zuleta **
(Chief Executive Officer)
KC Ramon ^
(Chief Financial Officer)
Non-executive
MDC Ramos ^ (Chairperson)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
NVB Magubane ^
MC Richter #~
JE Tilk•
*British     • Canadian    # American
** Colombian         ~Panamanian
^ South African ° Ghanaian
Officers
LM Goliath
Group Company Secretary
Investor relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail:
yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
Email: amaxey@anglogoldashanti.com
South Africa
Computershare Investor Services
(Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
Private Bag X9000, Saxonwold, 2132
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail:
Web.Queries@Computershare.co.za
Website : www.computershare.com
Australia
Computershare Investor Services
Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: shrrelations@
cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

i
AngloGold Ashanti Limited <R&R> 2021
6593/21

,
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2022
AngloGold Ashanti Limited
By: /s/ LM GOLIATH
Name:   LM Goliath
Title: Company Secretary